SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 31, 2006

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

Enclosure: BT Group plc – Annual Report and Form 20-F 2006 as sent to shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Assistant Secretary

Date: May 31, 2006

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Our principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. In the UK, we serve around 20 million business and residential customers, as well as providing network services to other operators.

CONTENTS

2	Financial headlines
3	Chairman’s message
4	Chief Executive’s statement
6	Operating and financial review
6	Business review
22	Selected financial data
26	Financial review
40	Board of directors and Operating Committee
42	Report of the directors
48	Report of the Audit Committee
49	Report of the Nominating Committee
50	Report on directors’ remuneration
62	Statement of directors’ responsibility
63	Report of the independent auditors
64	Consolidated financial statements
123	Financial statements for BT Group plc
127	Subsidiary undertakings and associate
128	Quarterly analysis of revenue and profit
129	Financial statistics
131	Operational statistics
132	Additional information for shareholders
144	Cross reference to Form 20-F
147	Index

BT Group plc is a public limited company registered in England and Wales and listed on the London and New York stock exchanges. It was incorporated in England and Wales on 30 March 2001 as Newgate Telecommunications Limited with the registered number 4190816. Its registered office address is 81 Newgate Street, London EC1A 7AJ. The company changed its name to BT Group plc on 11 September 2001. Following the demerger of O2 in November 2001, the continuing activities of BT were transferred to BT Group plc.
     British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all the businesses and assets of the BT group. The successor to the statutory corporation British Telecommunications, it was incorporated in England and Wales as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in British Telecommunications plc in three public offerings.

This is the annual report for the year ended 31 March 2006. It complies with UK regulations and is the annual report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
     This annual report has been sent to shareholders who have elected to receive a copy. A separate annual review and notice of meeting (including summary financial statements) for the year ended 31 March 2006 has been issued to all shareholders.

In this annual report, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the continuing activities of British Telecommunications plc) and its subsidiaries and lines of business, or any of them as the context may require.
     References to the ‘financial year’ are to the year ended 31 March of each year, eg the ‘2006 financial year’ refers to the year ended 31 March 2006. Unless otherwise stated, all non-financial statistics are at 31 March 2006.
     Please see cautionary statement regarding forward-looking statements on page 133.

For the purposes of US reporting requirements applicable to first time adopters of IFRS, BT hereby incorporates by reference from its Annual report on Form 20-F for 2005 the five year financial summary on pages 23 to 24 thereof, the discussion of the 2005 financial year on pages 26 to 143 in the Financial review section thereof and the Financial statements and supporting notes on pages 72 to 122 thereof.

A number of measures quoted in this Annual Report are ‘non-GAAP’ measures. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way financial performance is measured by management. These include EBITDA and profit before specific items, earnings per share before specific items, net debt and free cash flow. The rationale for using non-GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 27, 65, 83 and 84.

BT Group plc Annual Report and Form 20-F 2006 1

FINANCIAL HEADLINES

•  Revenue of £19,514 million, up 6%

•  New wave revenue of £6,282 million, up 38%

•  Profit before taxation and specific itemsa of £2,177 million, up 5%

•  Earnings per share before specific itemsa of 19.5 pence, up 8%

•  Net debt reduced from £7.9 billion to £7.5 billion

•  Dividends of 11.9 pence per share for the year, up 14%

Year ended 31 March
In £ million unless otherwise stated	2006		2005

Revenue	19,514		18,429
Operating profit	2,495		2,992
Profit before taxation	2,040		2,354
Profit for the year	1,548		1,829
Basic earnings per share	18.4	p	21.5	p

Specific items (charge) credit[a]	(96)		290
Profit for the year before specific items[a]	1,644		1,539
Basic earnings per share before specific items[a]	19.5	p	18.1	p

Net cash inflow from operating activities	5,387		5,574
Capital expenditure on property, plant and equipment and software	3,142		3,011
Dividends per share[b]	11.9	p	10.4	p

The financial information above is discussed in the Financial review on pages 26 to 39, together with the reasons for focusing on the results before specific items. The consolidated financial statements are on pages 64 to 122.

The group adopted International Financial Reporting Standards (IFRS) with effect from 1 April 2005. The comparative data for the year ended 31 March 2005 has been restated accordingly. IAS 32, ‘Financial Instruments: Disclosure and Presentation’ (IAS 32) and IAS 39, ‘Financial Instruments: Recognition and Measurement’ (IAS 39) were adopted with effect from 1 April 2005 and the comparative data does not reflect the effect of these standards. Amounts in the years prior to the year ended 31 March 2005 are presented in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP). Information prepared under IFRS is not directly comparable with that prepared under UK GAAP.

For the purposes of US reporting requirements applicable to first time adopters of IFRS, BT hereby incorporates by reference from its Annual report on Form 20-F for 2005 the five year financial summary on pages 23 to 24 thereof, the discussion of the 2005 financial year on pages 26 to 143 in the Financial review section thereof and the Financial statements and supporting notes on pages 72 to 122 thereof.

[a]A number of measures quoted in this Annual Report are ‘non-GAAP’ measures. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way financial performance is measured by management. These include EBITDA and profit before specific items, earnings per share before specific items, net debt and free cash flow. The rationale for using non-GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 28, 65, 83 and 84.

[b]Dividends per share represents the dividend proposed in respect of the relevant financial year.

[c]Amounts presented in respect of the years ended 31 March 2004, 2003 and 2002 are prepared in accordance with UK GAAP. UK GAAP is not directly comparable with IFRS.

2 BT Group plc Annual Report and Form 20-F 2006	Financial headlines

CHAIRMAN’S MESSAGE

Our results for the 2006 financial year were excellent. Earnings per share before specific items grew by 8% to 19.5 pence. We continued to invest significantly in technologies and systems designed to transform our customers’ experience, at the same time as generating free cash flow of £1.6 billion.

The news on dividends is again positive. Your Board is recommending a full-year dividend of 11.9 pence per share – a pay out ratio of 61% of earnings before specific items, compared with 57% last year. We continue our progressive dividend policy and expect our pay out ratio to rise to around two-thirds of earnings in the 2008 financial year.
     We operated our share buy back programme again in the 2006 financial year. This is being funded from cash generated over and above that required for servicing our debt, which remains below £8 billion.

BUSINESS PROGRESS
We continued to implement our strategy of growth through business transformation. Your Board has given its backing to targeted acquisitions that will help us confirm our status as a leading player in the global networked IT services market. In the 2006 financial year, we acquired Atlanet in Italy (as part of a major deal with Fiat), Cara Group in Ireland and Total Network Solutions in the UK. And in the UK, we now have almost eight million broadband lines over which we are able to offer customers exciting, next-generation voice and entertainment services. New wave revenue grew by 38% to £6.3 billion, and accounted for around one-third of our total business.

REGULATION
We believe that a fair and flexible regulatory regime is vital for our industry, for ensuring that we can meet customers’ growing needs and for encouraging investment. We were pleased that, following its strategic review of telecommunications, Ofcom accepted the set of legally-binding Undertakings that BT proposed in order to transform the regulatory landscape in the UK. We believe that the impact of these Undertakings will be to focus regulation where it remains necessary at the same time as stimulating de-regulation wherever possible.

PENSIONS
BT stands fully behind its pension promise to pensioners and members of the BT Pension Scheme (BTPS). The scheme is well-managed and its assets have grown very significantly in recent years, from £23 billion at the end of 2002 to more than £35 billion currently. The accounting deficit has almost halved in the last year alone. With the Trustees of the BTPS, we are continuing discussions on the triennial funding valuation of the scheme. In particular, we aim to review recent pensions legislation and guidelines, and examine the implications and extent of the Crown Guarantee given on privatisation in 1984. The Crown Guarantee, which applies to liabilities assumed by BT in 1984 and only in the event of insolvency, is an extra layer of security for BT pensioners.

THE BOARD
There were a number of changes to your Board during the year. I would like to welcome Matti Alahuhta and Phil Hodkinson as non-executive directors. Matti has been President of Kone Corporation since January 2005 and was previously at Nokia; Phil is Group Finance Director of HBOS. Both bring a wide range of commercial and senior management experience to your company. I would also like to thank Lou Hughes who stepped down as a non-executive director on 31 March 2006 for his excellent contribution over more than six years. I’m pleased that his experience is not lost to us: he has joined our Americas Advisory Board.

OUR WIDER RESPONSIBILITIES
Our aim as a communications company is to operate in a socially responsible and sustainable way and to ensure that we help everyone benefit from improved communications and enhanced connectivity. I’m very proud of the fact that, for the fifth year in a row, BT was the highest placed telecommunications company in the Dow Jones Sustainability Index.
     Climate change has been moving inexorably up the social and corporate agendas for a number of years now. Although telecommunications technology is environmentally friendly, BT is one of the largest companies in the UK and one of the largest consumers of electricity. Our operations inevitably have an impact on the environment and we take the job of managing that impact seriously. We are now, for example, meeting almost all our UK electricity needs from environmentally friendly sources, including wind generation, solar, wave and hydroelectric schemes.

LOOKING FORWARD
I am very grateful to our shareholders and our customers for their continued loyalty and the confidence that they have shown in BT’s programme of transformation. I’d like to thank our employees for making that programme happen.
     Your company is well set for continued success in the years ahead. Our performance underpins our confidence that we can continue to grow revenue, EBITDA, earnings per share and dividends over the coming year, and accelerate the strategic transformation of the business.

Sir Christopher Bland
Chairman
17 May 2006

Chairman’s message	BT Group plc Annual Report and Form 20-F 2006 3

CHIEF EXECUTIVE’S STATEMENT

Your company is ambitious. We are much more than a lines and calls business. Our aim is to make life easier, simpler, cheaper and more fulfilling for all our customers. We will continue to do this by providing our business customers, large and small, with productivity improvements and competitive edge in their markets. We will ensure consumers enjoy a joined-up communications experience, enabling them to communicate anywhere, anytime, using whatever device they choose.

HELPING CUSTOMERS THRIVE IN A CHANGING WORLD
We enjoy the fantastic privilege of serving around 20 million customers in 170 countries around the world. Their needs and expectations are constantly changing, so too is the market in which we operate and the technology at our disposal. That’s why an ability to embrace, and thrive on, change – developing new products and services, new ways of working and new ways of interacting with our customers – is essential to what we do at BT.
     When so much is changing, companies have to be crystal clear about what they stand for. BT has a strong and trusted brand, widely recognised around the world by shareholders, customers, suppliers and employees. The brand captures the essence of BT and tells existing and new customers what they can expect from us. We have summed this up in a new vision and mission.
     Our vision is to be dedicated to helping customers thrive in a changing world. And there’s not a wasted word in there. Dedication to our customers is what will differentiate us in an intensely competitive environment. Helping these customers to thrive means enabling them to do the things they want to do, when they want to do them and at the right price. It means helping them to recognise that a changing world is a world of opportunity and new experiences. And it means helping them to seize those opportunities.
     Our mission is to be the leader in delivering converged networked services. That’s the yardstick by which we’ll measure our success. Convergence is at the heart of everything we do for customers.
     We believe that this combination of absolute commitment to understanding our customers and to exploring the possibilities of convergence (blurring the distinctions between networks and services, IT and communications, fixed and mobile, telecommunications and visual services) is extremely powerful.
     Of course, customers are not interested in vision and mission statements. What they are interested in, however, are services that get the job done and that are hassle-free.

THE RIGHT REGULATORY CLIMATE
We operate in a regulated industry and the right regulatory climate is also essential if our customers are to thrive. The regulatory climate is not, however, just something that happens to us; we are helping to shape regulatory thinking.
     In response to Ofcom’s strategic review of telecommunications in the UK, we proposed a series of Undertakings which we believe will result in a fair and flexible regulatory regime, deregulation where possible and the growth of competition through equivalence. Above all, they bring greater regulatory certainty. These Undertakings, which Ofcom accepted, are in our view fundamental to meeting customers’ needs and to enabling us and other service providers to invest in the future with confidence.
     A big part of meeting these Undertakings was the creation of Openreach. This line of business manages our access and backhaul networks and the associated portfolio of products and services. We have established an Equality of Access Board with a majority of independent members to oversee compliance. Service providers are benefiting from lower prices for both connection and rental thanks to the success of products such as wholesale line rental and local loop unbundling.
     BT is committed to meeting its obligations, and we have made good progress so far – though much remains to be done.

OUR STRATEGY
Like our brand, our strategy for profitable growth and transformation is subject to continuous review. There are four parts to our strategy:
•	to pursue profitable growth in new wave markets
•	to maximise the return from our traditional business
•	to transform our networks, systems and services for the twenty-first century
•	to create long-term partnerships with our customers.

NEW WAVE GROWTH
Around one third of BT’s revenue in the 2006 financial year was from new wave activities – that’s up from effectively nothing a few years ago.
     By new wave activities we mean networked IT services, broadband and mobility.
     In short order, BT has established itself as a key player in the global networked IT services market with a strong track record of winning and delivering big, complex contracts for large corporations and other organisations. Major wins such as the contract with Fiat in Italy and the revised agreement with the Department for Work and Pensions in the UK confirmed our credentials. The total value of our networked IT services order intake in the year was £5.4 billion.
     Having hit our target of five million broadband lines in April 2005 (a year ahead of schedule), we’ve boosted that number by more than 50% in the past financial year. For the majority of customers, access to broadband is now a given.
     But broadband is more than just another technology, it enables broader, richer, more compelling experiences. Our focus is increasingly on what customers can do with it. We are delivering speeds of up to 8Mbit/s and launching innovative consumer broadband products and services. One of these, BT Vision, scheduled for launch in the autumn, is broadband TV and will bring a new dimension to home entertainment as customers choose from a huge range of on-demand film, music and TV programming as well as interactive services.
     BT is a mobile virtual network operator in both the business and consumer markets, with more than 340,000 connections. In a convergent world, we aim to offer customers the best of fixed and the best of mobile. We launched BT Fusion, the world’s first service enabling customers to switch seamlessly

4 BT Group plc Annual Report and Form 20-F 2006	Chief Executive’s statement

between fixed and mobile lines depending on where they are. And in the wholesale market, we are one of the first companies in Europe to offer a broadcast digital TV and radio service via mobile handsets, BT Movio.

MAXIMISE THE RETURN FROM OUR TRADITIONAL BUSINESS
The number of fixed-voice calls is no longer the best guide to the success of a telecommunications company as we encourage our customers to take up non-voice and subscription-based packages. At 31 March 2006, 67% of call revenue in the consumer market was under contract. We continue to develop and enhance our traditional services to make them more attractive to customers, as the success of BT Together and BT Privacy has demonstrated.
     In our traditional markets, as in the rest of our business, we are committed to working smarter – avoiding the costs of failure and duplication – and ever more cost effectively through using the internet. For example, over two million customers now receive e-bills.

TRANSFORM OUR NETWORKS, SYSTEMS AND SERVICES FOR THE TWENTY-FIRST CENTURY
Our twenty-first century network (21CN) programme is further evidence of our ambitions. It is a massive investment in the UK’s infrastructure and in the UK’s continued competitiveness in world markets. Based on IP technology, it is designed to ensure that the delivery of the next generation of converged services is rapid and cost efficient.

CREATE LONG-TERM PARTNERSHIPS WITH OUR CUSTOMERS
We never take our customers for granted. Nothing is more important than building successful, innovative, mutually-rewarding relationships with them. In recent years, we have focused in particular on driving down levels of customer dissatisfaction. The emphasis now is increasingly on improving customer satisfaction. In the 2006 financial year, we achieved a 3% increase in the number of customers reporting that they are ‘very satisfied’ or ‘extremely satisfied’ with the services they receive from BT.
     Because the quality of service we offer customers is key to their satisfaction levels, much of our investment in training and development is directed towards developing a truly customer-centric culture in BT.

OUR PEOPLE
BT is a people business, not a technology business.
     Recruiting, developing, rewarding and retaining the right people is critical. Another ‘must do’ is celebrating the power of diversity, ensuring that our people reflect the customers we serve.
     A people business only really fires on all cylinders when its top team is on top of its game, which is why we have rigorously defined the capabilities we expect of leaders in this business and developed programmes to help them become even more customer focused.
     Achieving our ambitions depends as much on the quality and commitment of our people as on world-class products and services, on technology and on a clear strategy. People understand how technology can add value to their customers’ lives and people deliver strategies. People not only know what a business stands for, but they also embody its values. I’d like to thank BT people for their commitment, imagination and dedication to our customers. In my view, they are truly inspirational.

Ben Verwaayen
Chief Executive
17 May 2006

Chief Executive’s statement	BT Group plc Annual Report and Form 20-F 2006 5

OPERATING AND FINANCIAL REVIEW

BUSINESS REVIEW

The Business review is divided into the following sections:
7	Introduction to the Business review
7	Our customers
8	Our strategy
8	Outlook
8	Pursue profitable growth in new wave markets
11	Maximise the return from our traditional business
12	Transform our networks, systems and services for the twenty-first century
12	Create long-term partnerships with our customers
13	Acquisitions and disposals
13	Regulation, competition and prices
16	Relationship with HM Government
17	Legal proceedings
17	Resources
19	Our commitment to society
20	Group risk factors

Please see Cautionary statement regarding forward-looking statements on page 133.

6 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

INTRODUCTION TO THE BUSINESS REVIEW
BT Group plc is one of the world’s leading providers of communications solutions and services operating in 170 countries.
     Our vision is for BT to be dedicated to helping customers thrive in a changing world. Our mission is to be the leader in delivering converged networked services. We are committed to increasing shareholder value by transforming the customer experience through service excellence, by the effective management of our powerful brand, and by leveraging our large scale networks and our existing customer base. We aim to find new and mutually-rewarding ways of engaging with around 20 million customers, to capitalise on the possibilities of convergence, to offer global reach combined with the service values associated with local delivery, and to continue to provide innovative services and solutions.
     Our principal activities include networked IT services; local, national and international telecommunications services; and broadband and internet products and services. We have ISO 9001 certification (the international quality management system standard) for most of our operations in the UK and worldwide.
     We are committed to enhancing our positive impact on society through leadership in CSR (corporate social responsibility), and our policy is to achieve best practice in our standards of business integrity in all our operations, in line with our published statement of business practice – The Way We Work.

How BT operates
BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.
     Openreach was established on 21 January 2006 in response to Ofcom’s strategic review of telecommunications. It operates the physical (as opposed to the electronic) assets of the local access and backhaul networks and provides the services which use these networks to communications providers, both internally and externally. (See Regulation, competition and prices) For financial reporting purposes Openreach remained part of BT Wholesale until the end of the 2006 financial year. It will be reported as a separate line of business in the 2007 financial year.
     Openreach, BT Retail and BT Wholesale operate almost entirely within the UK, where BT is the UK’s largest communications service provider, by market share, to the residential and business markets, supplying a wide range of communications products and services, including voice, data, internet and multimedia services, and offering a comprehensive range of managed and packaged communications solutions.
     In the 2006 financial year, 87% of our revenue was derived from operations within the UK.
     BT Global Services addresses the networked IT services needs of multi-site organisations both in the UK and internationally.

OUR CUSTOMERS

Major corporate customers
Our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We aim to provide them with networked IT services and a complete range of managed solutions.
     In the 2006 financial year, major corporate revenue increased by 16% to £6,880 million, with new wave revenue increasing by 35% and traditional revenue declining by 4%. The increase in new wave revenue for major corporate customers globally was driven by networked IT services, broadband and mobility. New wave revenue accounted for 59% of our total revenue in the major corporate market, compared with 51% in the 2005 financial year.
     The continued migration of our customers from traditional voice and data services to networked IT services enables us to build closer, high-value relationships with these customers, enabling them to manage their businesses more effectively and gain competitive advantage in their markets. Such relationships will, we believe, deliver long-term, profitable revenue, more than offsetting the decline in our traditional business revenue.
     As well as local, national and international communications services and higher-value broadband and internet products and services, we offer a comprehensive portfolio of networked IT services focused on messaging and conferencing, CRM (customer relationship management), convergence, outsourcing and security. We also offer consultancy services to help organisations understand network performance, operate their networks and applications efficiently and transform their businesses to gain advantage in the digital networked economy.
     Our extensive global communications network and strong partnerships enable us to serve customers in the key commercial centres around the world using a combination of direct sales and services capabilities and strategic partners.

Business customers
At 31 March 2006, in the UK we had around 1.5 million business customers, with more than eight million exchange lines.
     In the SME (small and medium-sized enterprises) market (typically companies with up to 500 employees), our strategy is to provide customers with tailored IT and communications products and services that enable them to manage their businesses more simply and efficiently.
     In the 2006 financial year, 23% of revenue was from new wave activities, compared with 19% in the 2005 financial year. However, we face challenging market conditions and, overall in the SME market during the 2006 financial year, revenue reduced by 5% to £2,324 million, primarily reflecting the impact of CPS (carrier pre-selection) and WLR (wholesale line rental).
     In April 2006, we announced that we had acquired dabs.com plc, one of the UK’s leading internet retailers of IT and technology products. dabs.com has around one million customers throughout the UK, and this move strengthens our online IT and digital products sales and service presence for SME and consumer customers.

Consumer customers
At 31 March 2006, we had over 18 million UK consumer customers with around 20 million residential customer lines (exchange line connections). In the 2006 financial year, consumer revenue declined by 5% to £5,296 million, primarily reflecting the impact of CPS, WLR and regulatory price reductions in mobile termination rates.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 7

In the consumer market we aim to provide customers with a range of services that help them communicate more effectively, be entertained and manage their lives. By increasing revenue from broadband, mobility and internet services, we intend to reduce further our dependence on revenue and profit from traditional, fixed-line voice services. We also aim to maximise the returns from our traditional business and defend market share vigorously, through service offerings backed by innovative marketing and excellent quality of service.
     Consumer new wave revenue grew by 55% from £412 million in the 2005 financial year to £638 million in the 2006 financial year, driven principally by broadband. Residential broadband customers increased by 52% to more than two million.

Wholesale customers
In the UK wholesale market, we provide network services and solutions to over 700 communications companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers. We interconnect with more than 150 other operators, as well as carrying transit traffic between telecommunications operators.
     In the 2006 financial year, external revenue from our wholesale activities increased by 13% to £4,996 million.
     In the UK, external revenue from our wholesale activities was £4,226 million in the 2006 financial year, compared with £3,820 million in the 2005 financial year.
     New wave revenue was £1,033 million, up 56% on the 2005 financial year. This increase was driven by the success of broadband as well as a strong emphasis on building innovative network solutions that help our wholesale customers grow their businesses and reduce their costs.
     We have a long and successful tradition of delivering network-based connectivity to the carrier and intermediate telecommunications markets throughout the UK, and have developed value-enhancing services and solutions. We have a number of agreements with service providers and mobile operators to upgrade their IP capability. In addition, we have used our expertise and geographic reach to provide bespoke data housing solutions.
     In our global carrier business, revenue was £691 million in the 2006 financial year, compared with £565 million in the 2005 financial year. This strong growth was mainly driven by revenue from Albacom which we acquired in February 2005. Our global carrier business customers include other fixed-line telecommunications operators, mobile operators and selected ISPs outside the UK.

OUR STRATEGY
Our strategy is to:
•	pursue profitable growth in new wave markets
•	maximise the return from our traditional business
•	transform our networks, systems and services for the twenty-first century
•	create long-term partnerships with our customers.
     The successful delivery of this strategy depends on the commitment of all BT people and our continued ability to manage their development and reward them.
     The key performance indicators against which we measure the success of our strategy are earnings per share before specific items (see Earnings per share in the Financial review on page 35), free cash flow (see Financing in the Financial review on page 36) and customer satisfaction (see Create long-term partnerships with our customers).

OUTLOOK
Our performance underpins our confidence that we can continue to grow revenue, EBITDA, earnings per share and dividends over the coming year. Revenue growth will continue to be fuelled by new wave services; the EBITDA improvement will be driven by the continued growth in BT Retail’s profitability and an acceleration through the year of the EBITDA growth in BT Global Services.
     We are confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business. (See Group risk factors on page 20 and 21)

PURSUE PROFITABLE GROWTH IN NEW WAVE MARKETS
In the 2006 financial year, 32% of our revenue was from new wave activities – networked IT services, broadband and mobility.

Build on our networked IT services capability
Our strategy in the networked IT services market is to reinforce BT’s position as a global player capable of competing with the world’s best in selected markets. Our portfolio of services includes IP infrastructure, CRM, security, applications, managed mobility, hosting and outsourcing.
     In recent years, we have developed a track record of winning and delivering complex, large-scale networked IT services contracts for large business customers and other organisations (including the public and government sectors) around the world. We have shown that we have the experience and expertise to help our customers succeed in a world in which business applications are increasingly being networked and networks are seen as increasingly vital to productivity and competitive advantage.
     We are, for example, playing a prominent role in the NHS National Programme for IT, delivering:
•	the national broadband network (N3) – we successfully installed more than 14,000 connections on the N3 ahead of schedule
•	the spine transactional and messaging database – which now has about 200,000 registered users
•	the London local service provider IT systems – we deployed the first patient administration system specifically designed for the NHS National Programme.
     In March 2005, we announced that BT had won a contract worth up to £1.5 billion over eight and half years to provide and manage secure data networks for Reuters’ products and services worldwide. In accordance with the contract, the parties have tested a number of Reuters’ products over the BT IP-enabled MPLS (multi-protocol label switching) network and have started its migration process in a number of countries.

8 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

In May 2006, we were awarded a three-year extension – worth around an additional £270 million – to the existing contract to deliver Unilever’s voice, data and mobile services around the world until 2012. The original contract, announced in November 2002 and with an estimated value of £670 million over seven years, was the first comprehensive global telecommunications outsourcing contract won by BT and is one of our largest and most significant global deals.
     In the 2006 financial year, we secured networked IT services orders in the UK and internationally worth £5.4 billion, including a number of major contracts:
•	in June 2005, we signed a contract worth approximately €175 million over a seven-year period with leading global brewer InBev, for the outsourcing of its communications infrastructure – data and voice – around the world
•
in July 2005, we signed a two-year contract to manage Microsoft’s OneCall call centre routing initiative. Under the agreement, we will design, build, deploy and manage a solution to unify the majority of Microsoft’s contact centres around the world into a single, networked contact centre environment

•	in December 2005, we reached agreement with the Department for Work and Pensions (DWP) on the simplification of the contracts that the Department inherited when it was created from the former Department of Social Security and the Department for Education and Employment. Under the agreement, we will supply services based on modern, reliable IP communications that take advantage of our 21CN programme to deliver consistent and flexible services which will, we believe, lead to substantial efficiencies and new capabilities for the DWP and its clients
•	in February 2006, we completed an agreement to become Fiat’s supplier of global telecommunications services in 40 countries, in a deal worth approximately €450 million over almost five years. (See also Acquisitions and disposals in the 2006 financial year)
     BT is listed in the leader quadrant in the Gartner Magic Quadrants for Global and pan-European NSPs (network service providers), and in 2005 was listed for the first time in the leader quadrant for Asia Pacific NSPs. Gartner’s reports evaluate the NSPs operating in the various regions for their completeness of vision and ability to execute, and BT was consistently ranked in the top five. The NSPs that score well are those that go the extra mile to deliver superior service quality through their pan-regional networks, local service and support and service level commitments.
     Networked IT services revenue for the 2006 financial year was £4,065 million, a rise of 33% on the 2005 financial year.

Deliver on broadband
In the 2006 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband. As at 31 March 2006, in the highly competitive retail market, our market share of consumer and business DSL (digital subscriber line) and LLU (local loop unbundling) broadband connections in the UK was 33% (2.6 million connections).

Broadband for wholesale customers
In early April 2005, we reached our target of five million broadband lines one year ahead of schedule. At 31 March 2006, we had 7.9 million lines, including those provided via BT Retail and LLU. In total, 5,501 exchanges had been upgraded by 31 March 2006, making broadband available to 99.7% of the UK’s homes and businesses.
     We continue to look for commercially viable ways of bringing broadband to those customers for whom availability remains an issue. We are, for example, exploring the feasibility of installing broadband equipment at locations closer to the customer than the BT exchange, as well as the possibility of delivering broadband over existing fibre cables. Both trials will run until summer 2006.
     As a demonstration of our commitment to delivering higher speed broadband to UK consumers, 59% of wholesale broadband lines were 2Mbit/s at 31 March 2006, compared with 17% a year earlier.
     Having conducted trials of broadband speeds of up to 8Mbit/s in association with a number of service providers, we launched BT ADSL (asymmetric digital subscriber line) Max and BT ADSL Max Premium broadband services nationally with effect from 31 March 2006. By upgrading more than 5,300 exchanges across the UK to support this service, we are providing the UK market with a stable, high-speed broadband service across the widest national footprint in the world.
     Although the broadband speed that can be supported on an individual line is governed by a wide range of physical factors, our trials suggest that 78% of BT phone lines should support rates of at least 4Mbit/s. In addition, we have enhanced broadband line stability to ensure that customers can run more bandwidth-hungry applications, including video, gaming and music downloads, at the same time as sending/receiving e-mails and surfing the internet.

Broadband for consumers
We offer a family of broadband packages designed to meet the diverse needs of our customers, simply and cost effectively in a highly competitive market. In October 2005, in partnership with Yahoo!, we simplified our broadband packages into four options, each of which offers new and existing customers a premium Yahoo! broadband experience, enhanced security features and the option of cheap internet telephony.
     We are helping to define next-generation television – which is being made possible by the convergence of digital broadcast TV and broadband technology. During the 2006 financial year, we put in place a number of the key building blocks designed to enable us to launch the BT Vision broadband TV service in autumn 2006. Microsoft will help to provide the software platform over which BT Vision will run and the set top boxes will be provided by Philips, Europe’s largest electronics company.
     The service aims to combine access to digital terrestrial channels, an extensive video-on-demand library, catch-up TV and a range of interactive services, offering customers choice, convenience and control over their home entertainment. Other services which should be available at launch or shortly afterwards will include: personal video recording; more than 30 digital terrestrial TV channels; communications services – instant messaging, chat and video telephony on the TV, and interactive services – online gaming, retail opportunities and community services – all without the need to pay an up-front subscription.
     We have signed content deals with BBC Worldwide, Paramount, Warner Music Group, Endemol, i-concerts, Eagle Rock, Cartoon Network, National Geographic Channel, HIT Entertainment and Nelvana.
     We are also playing a lead role in the development of internet telephony or VolP (voice over IP). International calls made with BT Communicator – which enables customers to make voice calls over the internet using a PC or laptop – are proving cheaper than those offered by many other suppliers. BT Communicator comes with Yahoo! Messenger which provides

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 9

access to a range of features including instant messaging, e-mails and texts. BT Broadband Talk enables customers to make and receive broadband calls using an ordinary phone. We aim to introduce an enhanced VoIP offering, featuring high-definition sound quality, in June 2006.

Broadband for business customers
Broadband is increasingly critical to the success of small and medium businesses and BT Business Broadband remained the leading internet service provider for SMEs in the UK. At the end of the 2006 financial year, we had 453,000 BT Business Broadband customers.
     We recognise that businesses need solutions that combine fast and reliable access with superior support and a range of business applications and services. Many of these customers opt for such value-added services as the Internet Security Pack and the Internet Business Pack.
     In October 2005, as part of our drive to encourage broadband take-up in the SME market, we launched our most comprehensive broadband package for business to date, offering reduced prices, increased value and higher levels of support than were previously available, including support for LAN (local area network) and IT equipment that customers connect to their broadband line. At 31 March 2006, we were providing remote support for 24,000 PCs for SME customers. Customer feedback has been extremely positive, with an average 99% satisfaction level.
     In the 2006 financial year, we invested in platforms that will enable us to offer a wider range of services using Microsoft’s Connected Services Framework. BT Business E-mail was the first service to be launched on this platform and provides ‘anywhere access’ to critical business information, supported by advanced security and collaboration features, and there were 12,000 users of this service at 31 March 2006. In January 2006, we launched BT Business Broadband Voice, our first ‘flat top’ internet telephone or VoIP call package for broadband customers.

Create convergent mobility solutions
In a convergent world, individuals and businesses increasingly need to connect and communicate whenever and wherever they happen to be, using whatever devices they choose.
     Our aim is to offer all our customers the right combination of the quality, reliability, cost advantages and bandwidth associated with fixed-line communications, and the convenience, personalisation and flexibility associated with mobile communications.
     BT is both an MVNO (mobile virtual network operator) and a service provider in the business and consumer mobility markets. At 31 March 2006, BT Mobile had over 340,000 GSM and BT Fusion business and consumer connections.
     BT Openzone is one of the leading providers of Wi-Fi services in the UK and Ireland. We operate our own network of high-quality sites and offer more wholesale and roaming connections than any other UK Wi-Fi network operator. Recently awarded the Brainheart European Wi-Fi award in recognition of its contribution to the growth of the European Wi-Fi industry, BT Openzone offers customers a high-speed, wireless broadband connection over which they can access the internet to work, talk or play.
     We have already built BT Openzone networks in Westminster and Cardiff and we have announced our intention to Wi-Fi enable a further ten cities by the end of the 2007 financial year.
     At 31 March 2006, our BT Openzone customers had access to around 8,400 hotspots throughout the UK and Ireland and more than 30,000 globally.
     Revenue in the mobility market in the 2006 financial year was £292 million, an increase of 42% on the 2005 financial year.

Mobility for consumers
In the consumer mobility market our strategy is to build a foundation for the delivery of fixed/mobile convergent solutions.
     BT Fusion (launched in June 2005) is the world’s first intelligent mobile service that switches calls to a BT broadband line when the user is at home, offering customers the convenience of mobile in combination with the cost and quality advantages of a fixed-line phone. BT Fusion brings with it a range of mobile services including text and picture messaging. Users can connect PCs, laptops, games consoles, printers and broadband wirelessly via the BT Hub that comes with BT Fusion. At 31 March 2006, there were 24,000 consumer BT Fusion connections.
     In July 2005, the 3G network we built and operate for 3 in the Republic of Ireland was launched. The contract with 3 requires the development of 700 new radio sites to achieve its coverage targets. At 31 March 2006, the network for advanced 3G services covered more than 70% of the population of the Republic of Ireland. BT Ireland is building on its success in this market to offer wholesale services to other mobile operators in Ireland.
     In November 2005, we joined forces with Nintendo to provide Wi-Fi access to users of Nintendo’s DS wireless games console, a move which will enable users to play games around the world for free and will, we believe, bring Wi-Fi to a mass market.

Mobility for business and major corporate customers
Our strategy is to integrate traditional fixed, mobile and IP services to offer a single communications solution to our customers – both through commercial packaging and through the exploitation of technological convergence.
     In addition, we provide a range of managed mobile services to UK and global customers who either outsource their mobile communications entirely or rely on BT to provide specific managed services.
     During the 2006 financial year, we launched a number of new services designed to integrate customers’ fixed and mobile communications services, including:
•	BT Business Plan with Mobile, launched in March 2006, offers small and medium businesses one bill, an annual 5% discount on combined fixed and mobile calls, capped rates on fixed-line calls and preferential rates on mobile-to-mobile and mobile-to-the-office calls. The package also includes BT Billing Analyst, which helps businesses to monitor and control their call spend
•	in February 2006, we launched a version of BT Fusion for SMEs, enabling them to benefit from the convenience of a mobile phone while enjoying rates similar to those for fixed lines.

Mobility for wholesale customers
In the 2006 financial year, we saw continued growth in the UK wholesale mobile arena – increasing the volume and value of wireless-originated traffic over our network.
     In February 2006, we announced that Virgin Mobile will be the first operator to sign up to the BT Movio broadcast digital TV and radio service, making it the first mobile operator in

10 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

Europe to offer its customers digital TV and radio content on a mobile device using broadcast technology.
     We have also developed a strategic relationship with Microsoft to enable a secure and efficient environment for delivering broadcast services on a mobile handset. Microsoft’s Windows Media technologies will enable BT Movio to deliver high-quality audio and video content over a DAB (digital audio broadcast) network using minimal bandwidth. The BT Movio service also incorporates Windows Media DRM (digital rights management) technology to ensure secure delivery of premium video and music content.
     BT Movio is the first wholesale mobile broadcast TV offering of its kind in Europe and we plan to make it available to all mobile operators in the UK.
     In June 2005, selected mobile phone users in Cardiff became the first in the UK to benefit from our innovative new mobile delivery system, Microconnect Distributed Antenna – part of our growing portfolio of low-power, mobile coverage solutions for mobile operators, designed to minimise the visual impact of masts and cabinets in city centres and heritage sites. 3 became the first mobile operator in the UK to take advantage of the system that enables operators to share small antennas, and in December 2005, Selfridges’ London store became the first in the UK to use the Microconnect In-Building service.

MAXIMISE THE RETURN FROM OUR TRADITIONAL BUSINESS
We face continued challenges in our traditional markets as a result of regulatory intervention, competition and a shift in our customers’ buying patterns, as we provide them with higher-specification, high-value, new wave products.
     Total fixed-to-fixed voice call minutes in the UK market as a whole declined by 3% in the 2006 financial year. This was driven by customers making use of alternatives such as mobile calls, e-mail, instant messaging, corporate IPVPNs (internet protocol virtual private networks) and VoIP, continuing the trends of recent years.
     However, the call minutes measure is becoming less important to BT as customers increasingly opt to sign up for pricing packages and take other non-PSTN (public switched telephone network) services.

Traditional services for consumers
We continued to develop the services we have traditionally offered in order to make them more attractive to consumers. Examples included:
•	at 31 March 2006, more than two million customers had signed up for BT Together Options 2 and 3 and 67% of consumer call revenue was under contract
•	at 31 March 2006, 3.7 million customers had signed up for BT Privacy, a caller display service which enables customers to preview incoming call numbers and filter out unwanted calls. All BT Privacy customers are automatically added to the Telephone Preference Service register which filters out most unsolicited marketing calls
•	between January and April 2006, actor Tom Baker was the voice of BT Text, the text-to-speech service that enables users to send and receive texts on their home landline phones. BT Text volumes increased by 94% in the 2006 financial year. At 31 March 2006, 268,000 BT customers were registered on the service and around 1.2 million text messages were being sent to landlines every week
•	since autumn 2005, over one million customers have registered to have their Friends & Family calling circle automatically updated to ensure that the numbers they dial most frequently attract maximum discounts
•	we manage around 64,000 public payphones, including more than 800 multimedia kiosks and more than 1,000 textphones throughout the UK. We remain committed to ensuring that public payphones are available in communities throughout the UK. Future growth opportunities will focus on maximising returns from existing sites and capabilities, including hosting Wi-Fi services and mobile antennas.

Traditional services for business and major corporate customers
We continued to enhance BT Business Plan. From June 2005, for example, we cut the cost of calls for business customers by reducing the cap on landline-to-mobile calls lasting less than one hour from 30 pence to 25 pence. At 31 March 2006, BT Business Plan had over 513,000 locations, up 15% on the 2005 financial year.
     Our BT Local Business initiative helped to secure BT’s position as a key player in the SME market. At the end of the 2006 financial year, BT Local Business was active in 83 locations around the country, managing £1.2 billion of annual billed revenue.

Traditional services for wholesale customers
We continued to sell a wide range of capacity and call-based products and services including regulated interconnect services; access products such as WLR and LLU; and new, non-regulated products and services.
     During the year, the sale of WLR services continued to grow, reaching a total of 2.9 million lines by 31 March 2006. Rental charges for consumer lines were reduced by 50 pence a month from 1 August 2005 and a further 35 pence from 1 March 2006. The monthly charge for business lines was reduced by 78.3 pence from 1 March 2006.
     WLR and LLU products will be reported within Openreach for the 2007 financial year.

Transforming our costs
We remain focused on financial discipline and on delivering efficiency programmes that will generate sustainable cost savings.
     We continue to benchmark ourselves against the best in the industry and aim to achieve savings of at least £400 million in each of the next three years. In the 2006 financial year, efficiency programmes delivered savings of over £400 million, enabling us to invest in growing our new wave activities.
     A key area of focus has been enhancing the ways in which customers can deal with BT, simultaneously saving costs and improving customer service. Programmes have targeted the cost of failure by, for example, minimising the number of times a customer call is transferred before resolution and reducing the amount of call waiting time through better call routing.
     The number of transactions via bt.com grew by 28% in the 2006 financial year, and we now have approximately 2.3 million customers receiving e-bills – half a million of whom do not receive a paper bill.
     We have also been reducing the complexity of our systems and processes and intend, for example, to transform our billing function – rationalising more than 90 systems and at the same time improving the end-to-end customer experience.
     Other programmes relate to innovative procurement and sourcing. Our IT team, for example, has moved to global sourcing and 90-day delivery cycles, and implemented ‘hot housing’ principles – bringing customers and suppliers together in an intense design session at the beginning of a project, reducing risks and driving up benefits.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 11

We continue to look at ways of streamlining our organisation and eliminating duplication. The integration during the 2006 financial year of the BT team serving major corporate customers in BT Global Services (previously part of BT Retail) should enable more effective account management for our global customers.
     We also continued to reduce overheads such as accommodation, using buildings more efficiently and introducing flexible working practices. In the 2006 financial year, we vacated around 135 buildings and installed an additional 250 flexible workstations which can be shared by multiple users.
     A number of other programmes are underway, including structural changes in our network management and planning divisions. Some of these are related to our 21CN initiative and will, we believe, help achieve the significant reduction in operational and capital expenditure that we expect from this programme in the next few years.

TRANSFORM OUR NETWORKS, SYSTEMS AND SERVICES FOR THE TWENTY-FIRST CENTURY
Our UK network today
BT has the most comprehensive communications network in the UK, with around 5,600 exchanges, 680 local and 103 trunk processor units, more than 121 million kilometres of copper wire and more than eight million kilometres of optical fibre, and the most extensive IP backbone network in the UK. The network services we provide include frame relay, ATM (asynchronous transfer mode) and IPVPN.

Our global reach today
We have one of the broadest IP-enabled networks in Europe and our network-based services extend to and across North and South America and the Asia Pacific region.
     As at 31 March 2006, our flagship MPLS network service provided coverage and support to over 90 countries from more than 1,200 points of presence. Our MPLS revenue grew by 34% during the 2006 financial year, exceeding £400 million.
     Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week.

Twenty-first century network
We believe that our 21CN programme is the most ambitious business transformation programme in the global telecommunications industry today and one of the largest ever investments by a private company in the UK’s infrastructure.
     An end-to-end, next-generation IP network, 21CN is designed to consolidate BT’s complex network and systems infrastructure to ensure that the delivery of the next generation of converged services is fast, efficient and highly cost effective. In the 2006 financial year, for example, we developed the first new 21CN services based on re-usable capabilities. Rather than being product-specific, re-usable capabilities form the basis for a range of products and applications, enhancing the customer experience by reducing product development and launch times and proving more cost effective for BT.
     In April 2005 we announced the preferred suppliers that will help us build the 21CN. Following one of the largest procurement programmes ever undertaken in the communications industry, formal contractual agreements were reached with all eight – Alcatel, Ciena, Cisco, Ericsson, Fujitsu, Huawei, Lucent and Siemens. The first equipment orders have been placed under these contracts.
     Following extensive technical trials in the 2006 financial year – including successfully carrying more than six million voice calls over a trial IP network – we developed a comprehensive national migration and roll-out plan, which is currently subject to industry consultation.
     As the first stage of the mass migration of customers to 21CN, we will be rolling out the new network to business and residential customers in Cardiff and the surrounding area, including many served by other telephone and internet service providers and mobile operators. We anticipate that the full, national roll out of 21CN will be substantially complete by 2010.
     We are committed to building open, transparent and inclusive relationships with the rest of the industry and launched Consult21 in the 2005 financial year in order to promote a shared understanding of the 21CN vision and the progress we are making towards it. Since then, many of our wholesale customers have contributed to what is now the largest voluntary industry consultation programme of its kind anywhere in the communications world today.

What 21CN will mean for customers
21CN will mean the ability to customise, personalise and change in real time services based on the convergence of voice, mobility, video, data and content. Ultimately, it is expected to support the introduction of many more new services than are currently available, offering greater customer choice.
     Corporate and public sector customers will be able to work more efficiently with suppliers, structure their internal processes, enhance customer service and drive down costs by deploying integrated networked IT solutions across their entire supply chains.

CREATE LONG-TERM PARTNERSHIPS WITH OUR CUSTOMERS
We believe that our relationships with our customers are key in a market going through major transformation. Understanding customers’ needs and responding to them flexibly, comprehensively and with insight is critical in helping to differentiate us from our competitors. That is why we aim to put the customer at the heart of everything we do – strengthening that relationship and building trust and delivering what we promise. This will encourage customers to move from short-term contracts based on individual transactions, to longer-term arrangements under which they sign up for packages of services.
     Keeping a relentless focus on improving customer satisfaction is also key to these long-term partnerships.
     In the 2006 financial year, our aim was to increase the number of customers who are ‘very satisfied’ and ‘extremely satisfied’ with the service they receive from BT by 5%, while ensuring that we maintained the reductions achieved in previous years in levels of customer dissatisfaction.
     For the 2006 financial year, the average score for customers ‘very satisfied’ and ‘extremely satisfied’ was 3% higher than in the 2005 financial year, although the customer dissatisfaction score was slightly worse than in the 2005 financial year.
     The 2006 financial year was particularly challenging for the delivery of customer satisfaction because many of our new wave products and services require complex customer interactions. During the year, we recruited a further 900 engineers to ensure that we could meet customer demand.
     We recognise that the quality of service we offer customers is key to driving up customer satisfaction levels and much of our training and development activity remains focused on removing any barriers to the delivery of excellent customer service and a

12 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

high-quality customer experience. Our core people engagement initiative, the ‘my customer’ programme, aims to enable all BT people to deliver great customer service through teamwork. In the 2006 financial year, ‘my customer’ included:
•	a ‘back to the floor’ event for 1,100 senior managers
•	more than 4,500 BT people participating in customer satisfaction improvement programmes
•	the introduction of a ‘customer connected’ programme for BT people who do not interact with customers directly but who, nevertheless, play a critical role in delivering customer satisfaction.

ACQUISITIONS AND DISPOSALS
Acquisitions and disposals prior to the 2006 financial year
The BT of today was largely created by a radical restructuring of the company in the 2002 financial year. This restructuring involved the UK’s largest-ever rights issue (raising £5.9 billion), the demerger of O2 (comprising BT’s wholly-owned mobile assets in Europe), the disposal of significant non-core businesses and assets, the unwind of Concert (our joint venture with AT&T) and the creation of customer-focused lines of business.
     In the 2005 financial year, we acquired Infonet, one of the world’s leading providers of international managed voice and data network services, for £520 million, including acquisition costs. Excluding Infonet’s net cash balance, the net value of the deal was £315 million. We also acquired the 74% of Albacom that we did not already own for a total acquisition cost of £131 million. Albacom provides data transmission, voice and internet services to the Italian business communications market. In October 2004, there was an IPO (initial public offering) of the Singapore telecommunications and media company, StarHub, in which BT held an 11.9% stake. We disposed of our entire holding through the IPO for net proceeds of £77 million. In December 2004, we completed the sale of our 15.8% stake in Eutelsat to GS Capital Partners – an investment partnership affiliated with Goldman Sachs – for net proceeds of £356 million.

Acquisitions and disposals in the 2006 financial year
A number of acquisitions and disposals were completed in the year, including:
•
in April 2005, we completed the acquisition of Radianz, the leading financial services extranet provider, from Reuters for a total consideration of £143 million. The purchase of Radianz is another vital step in our transformation into a global provider of networked IT services

•	between July and September 2005, the conditions enabling BT to redeem the exchangeable bond over our shares in LG Telecom were fulfilled. As a result, virtually all the bondholders exercised their right to convert their bonds into LG Telecom shares, enabling us to dispose of all our shares. The transaction gave rise to a bond redemption gain of £27 million
•	in February 2006, we acquired Atlanet, a Fiat subsidiary providing domestic telecommunications services to Fiat and other non-Fiat business customers throughout Italy, for approximately €80 million, further reinforcing our position in the Italian market.
      We also completed a number of smaller acquisitions in the 2006 financial year, including CW Business Solutions (Cable and Wireless’s retail operation in Spain), SkyNet Systems (an independent LAN solutions provider focused on the education, health, local government and media markets), Total Network Solutions, (a provider of business solutions to UK corporate, public sector and service provider customers) and Cara Group (a provider of communications solutions to business and public sector clients in the island of Ireland).

REGULATION, COMPETITION AND PRICES
BT operates in an increasingly competitive and dynamic commercial environment, both in the UK and around the world. The 2006 financial year saw the most significant change to the UK regulatory regime since BT was privatised when, in response to Ofcom’s strategic review of telecommunications, we proposed a number of legally-binding Undertakings under the Enterprise Act 2002 (the Enterprise Act). These Undertakings were accepted by Ofcom and came into force in September 2005. (See BT’s Undertakings under the Enterprise Act)
     The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry, leading to regulation being focused on the deepest point in the network at which competition is feasible, and rolled back elsewhere.
     This is mainly being achieved through the creation of a new Openreach line of business to manage our access and backhaul networks and their associated portfolio of Openreach products and services. Apart from any exceptions agreed with Ofcom, these products and services are to be made available in exactly the same way to all communications providers who wish to use them – including BT itself – under the same timescales, terms and conditions – including price – and using the same processes, with the same information available to all.
     By offering services equivalently, BT anticipates deregulation and the benefits this will bring to consumers and others in the marketplace as part of enhancing the competitive process.

Regulation in the UK
Our policy is to comply fully with the regulatory framework in which we operate. For example, we are committed to meeting the obligations imposed under the Communications Act 2003 (the Communications Act) and BT’s Undertakings to Ofcom under the Enterprise Act, and complying with generally applicable legislation such as the Competition Act 1998 (the Competition Act), while competing fairly and vigorously within the rules.
     We continue to work closely with compliance professionals in the telecommunications and other regulated industries in the UK and the EU (European Union) to establish best practice. We publish an annual compliance report (which does not form part of this report) at http://www.btplc.com/Societyandenvironment/index.htm

Ofcom
The Office of Communications (Ofcom) was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire communications market. Its functions were defined by the Communications Act. In carrying out its functions, its principal duty is to further the interests of citizens in relation to communications matters, and secondly to further the interests of consumers in relevant markets, where appropriate by promoting competition. In performing its duties, it must have regard to a number of matters, including the desirability of promoting competition and the use of effective self-regulation, encouraging investment and innovation, and encouraging the availability and use of high-speed data services (including broadband).
     Regulation takes the form of sets of conditions, mostly laid down by Ofcom, and directions made by it under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 13

individual providers which are designated to have the USO (universal service obligation) or, following a review of the relevant markets, are found to have SMP (significant market power). Other general obligations are set out in the Communications Act.

Conditions applying to all providers of electronic communications networks or services
General Conditions
The ‘General Conditions’ made by Ofcom under the Communications Act generally apply to all providers of electronic communications networks or services. Although these conditions are concerned primarily with consumer protection, they also address issues such as general access and interconnection obligations, standards, emergency planning and numbering. A separate condition regulates the provision of premium rate services.

Electronic Communications Code conditions
The Electronic Communications Code applies to communications providers authorised to carry out streetworks and similar activities for network provision. Its application is subject to conditions made by the Secretary of State for Trade and Industry.

Other general obligations
Other obligations contained in the Communications Act include:
•	the payment of administrative charges (broadly the equivalent of licence fees under the old framework)
•	the provision of information to Ofcom when required.

Conditions applying to BT specifically
Universal service obligation conditions
BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider.
     The services covered by the USO are defined in an order issued by the Secretary of State for Trade and Industry. Our primary obligation is to provide a single narrowband connection to the fixed telephone network which, in addition to voice services, must support functional internet access, to anyone who reasonably requests it. Additional conditions relate to issues such as schemes for consumers with special social needs, and the provision of public payphone services.
     Ofcom intends to review the cost and benefit of the USO in 2007 and if it considers the net cost of the USO to be an undue burden, it could look at alternative ways of funding it.

Significant market power conditions
Ofcom is required by the European Commission (EC) to define, analyse and regularly review markets, and to determine whether any communications provider has SMP, which is aligned with the competition law concept of dominance. Economic regulation can only be imposed following a market review and a finding of SMP.
     Where Ofcom finds that a provider has SMP in a market, it must impose such additional SMP conditions as it considers appropriate, as specified in the Communications Act. These may include obligations to meet reasonable requests to supply certain services to other communications providers, not to discriminate unduly and to notify price changes and obligations relating to regulatory accounting. In some cases, extra obligations such as price controls have also been imposed.
     Following a number of market reviews by Ofcom, BT has been deemed to have SMP in certain fixed telecommunications markets, including the markets for fixed narrowband retail services, fixed narrowband wholesale exchange lines, call origination and conveyance, wholesale broadband access and wholesale local access.

Enforcement under the Communications Act
Where a breach of a condition is not remedied following preliminary notification by Ofcom, Ofcom may take legally enforceable action under the Communications Act and/or impose a penalty of up to 10% of relevant revenue. In addition, a person who suffers loss or damage as a result of a breach may, with Ofcom’s consent, sue for damages. In the case of serious and repeated contraventions, Ofcom may restrict or suspend the provider’s entitlement to provide networks or services. The Communications Act provides for appeals against regulatory decisions, including appeals on the merits, to the Competition Appeals Tribunal.

BT’s Undertakings under the Enterprise Act
The key Undertakings given by BT are to:
•	establish a new access services division to operate BT’s local access and backhaul networks, and to provide services over those networks to the UK communications industry on the basis of equivalence – we established Openreach for this purpose on 21 January 2006
•	deliver equivalence of input for key wholesale products, and increased transparency for others
•	introduce new rules on access to, and sharing of, certain restricted information – in particular the commercial information of Openreach and BT Wholesale
•	restrict the exercise of influence by other parts of BT on the commercial policy of both Openreach and parts of BT Wholesale
•	ensure fair access and migration to BT’s next-generation network – 21CN – for other communications providers
•	publish and make available to all BT people a code of practice explaining what they must do to comply with the Undertakings
•	create an Equality of Access Board (EAB) to monitor, report and advise on BT’s compliance with the Undertakings and the code of practice. The EAB was established on 1 November 2005. (The EAB Annual Report 2006 (which does not form part of this report) is available online at www.bt.com/eabreport).
     The Undertakings include a number of things to be achieved by specified dates. As at 31 March 2006, we had achieved all the milestones required by that date, and we are working hard to ensure future milestones are achieved.

Enforcement under the Enterprise Act
In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts. However, the Undertakings set out a process for Ofcom to issue a direction, which we would normally expect it to do rather than instigate court proceedings. A third party who suffers loss from the breach may take action in the courts against BT for damages. Whether or not it took enforcement action, Ofcom would be able to refer BT to the Competition Commission. (See Enterprise Act) BT’s recourse against an Ofcom decision in relation to the Undertakings would be an application for judicial review.

14 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

Competition
Competition and the UK economy
The growth of mobile telephony over the past decade has been a major factor in shaping the UK’s telecommunications landscape. Mobile now accounts for around 30% of total UK voice minutes. BT’s share of the UK voice market, including mobile, is estimated to have fallen by about 3% in the 2006 financial year to approximately 37%. The mobile and fixed-line markets are currently treated as separate and regulated differently.
     We anticipate that competition in the UK fixed telecommunications market will intensify as a result of the Undertakings as services are provided equivalently and the take-up of Openreach products increases.
     BT’s share of the residential fixed-voice calls market declined to an estimated 58% for the 2006 financial year, compared with estimates of 64% and 70% for the 2005 and 2004 financial years respectively. CPS (carrier pre-selection) has been one of the contributors to the loss of share in the fixed-voice market.
     We estimate that BT had 41% of the market for business fixed-voice calls in the 2006 financial year, compared with estimates of 42% and 44% in the 2005 and 2004 financial years respectively.
     We also estimate that BT supplied around 74% of exchange lines in the UK at the end of the 2006 financial year, compared with 79% and 82% in the 2005 and 2004 financial years respectively, with cable operators being the primary alternative providers.
     Current and future wholesale line rental arrangements will enable BT’s fixed-line customers to move PSTN lines to other operators which are expected to be the source of more competition in the future.
     Since 2000, we have been required to provide LLU (local loop unbundling) which enables other operators to use the lines connecting BT’s local exchanges to our customers, and to install equipment in our exchanges.
There are two types of unbundled line:
•	a fully unbundled line gives other operators the exclusive use of the copper line
•	a shared access line only gives other operators the use of the high-frequency channel used for broadband. The line will also be used by the customer’s fixed-line voice provider.
     Take-up of LLU (a key Openreach product) continued during the 2006 financial year, with the total number of unbundled lines exceeding 350,000 at 31 March 2006. (We anticipate a substantial increase in the number of unbundled lines in the 2007 financial year.) Communications providers benefited from lower prices for both connection and rental resulting from cost studies carried out by Ofcom during the period.

Competition law
In addition to communications industry-specific regulation, BT is subject to the competition law provisions of the Competition Act in the UK and of the European Community Treaty. Breach of UK or EU rules could lead to fines of up to 10% of a company’s worldwide revenue in its previous financial year and/or claims for damages in national courts. A company may also be ordered to cease an infringing activity.
     In 2004, Ofcom launched an investigation into allegations that BT had abused a dominant position in relation to its pricing of consumer broadband products. Ofcom sent BT two statements of objection to which we responded, arguing that our pricing does not amount to an abuse of dominance. Ofcom is expected to issue a decision in the first half of 2006.

Enterprise Act
The Enterprise Act aims to give more independence to the competition authorities, reform insolvency and bankruptcy laws, and tackle trading practices that harm consumers.
     Under the Act it is a criminal offence, punishable by imprisonment and/or a fine, to engage in cartel activity. In addition, where companies infringe UK or EU competition law, their directors can be disqualified from being involved in managing a company for a maximum period of 15 years.
     The Enterprise Act also gives the Office of Fair Trading power to refer issues relating to the possible restriction of competition in particular markets for investigation by the UK’s Competition Commission. In relation to communications markets, this power is exercisable by Ofcom.

Pricing regulation
Fixed network
Our fixed network services in the UK are subject to price controls – formulated by Ofcom – at the retail and network levels. Lower network charges benefit both BT’s retail businesses and other communications providers.

Retail price controls
We are subject to retail price controls covering public-switched telephony call charges and exchange line rentals. The price control is based on a formula calculated by reference to the UK RPI (Retail Prices Index) and a factor, known as X. For services covered by the controls, average prices cannot increase in each year beginning 1 August by more than the annual change in RPI minus X.
     The retail price control applies to services used by the 80% of our residential customers with the lowest bills. The value of X changed in December 2005 from RPI to zero giving BT a small increase in pricing freedom up to the end of the current control period on 31 July 2006. Ofcom is consulting on whether a new retail price control will be required after July 2006.
     In addition, BT has given an assurance that we will adhere to a RPI + 0% price cap until 30 June 2006 for retail analogue private circuits and 8 Mbit/s digital private circuits.

Network charge control
We operate under interconnection agreements with most other operators. Our charges for a range of interconnect services are controlled by Ofcom, under the NCC (network charge control) regime. These controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Depending on the degree of competition, charges are cap-controlled each year by RPI minus X for services Ofcom considers unlikely to become competitive in the near future, and safeguard cap-controlled (ie no increases above RPI) for services likely to become competitive. The current NCC period began on 1 October 2005 and will last until 30 September 2009. For the current charge control, Ofcom has determined different levels of X for services covered by the control. These range from RPI–11.5% to RPI+0.75%. At the same time, Ofcom determined that BT no longer had SMP in the markets for inter-tandem transit and conveyance.
      BT must notify Ofcom and other operators if it intends to amend existing charges or offer new services.

Number portability
Number portability charges are covered by an RPI minus X formula with X set at 5%, until 31 July 2006 when the price control lapses.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 15

Wholesale access charge reductions
As part of the strategic review and to encourage competition, BT agreed that our wholesale access residential price would be reduced in two stages. The first was a reduction of 50 pence a month (£1.50 per quarter) implemented on 1 August 2005. The second reduction followed the publication of Ofcom’s statement on setting and reviewing charge ceilings for WLR (wholesale line rental) on 24 January 2006. From 1 March 2006, our rates have been as follows:
•	residential analogue lines: new line installation – £88, transfer – £2 a line, and annual line rental – £100.68
•	business analogue lines: new line installation – £88, transfer – £2 a line, and annual line rental – £110.

Partial private circuit charge control
PPCs (partial private circuits) are leased lines that BT sells to other network operators. On 1 October 2004, Ofcom introduced a PPC charge control to replace the annual determinations previously carried out by Oftel.
The control is a four-year, three-part RPI-X formula:
•	low bandwidth (RPI-4%)
•	high bandwidth (RPI-6.5%)
•	equipment (RPI-8.9%).
     Additionally, as part of our Undertakings, we have agreed to make a new form of wholesale private circuit services available via Openreach, subject to demand from other communications providers. These are TILLAP (traditional interface leased lines access product) and TILLBP (traditional interface leased lines backhaul product).

Non-UK regulation
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.

European Union
The degree to which European Commission directives relating to electronic communications have been implemented varies from country to country. Although the general move towards the new regime continues, in some countries this is happening more slowly than, for example, in the UK.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries.
     The European Commission is formally investigating the way the UK Government has set BT’s property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with European Community Treaty rules on state aid in assessing BT’s rates. BT’s rates were set by the Valuation Office after lengthy discussions based on well established principles in a transparent process. In our view, any allegation of state aid is groundless and we are confident that the Government will demonstrate the fairness of the UK ratings system. A finding against the UK Government could result in BT having to repay any state aid we may be determined to have received.

Rest of the world
The vast majority of the markets in which we operate around the world are regulated, and in most of these we have to meet certain conditions and obtain licences or other authorisations. The degree to which these markets are liberalised varies widely. Our ability to compete fully in some countries is therefore constrained.
     We continue to press incumbent operators and their national regulatory authorities around the world (including the EU) for cost-related access to their networks where appropriate.

Other significant changes and issues
Regulatory valuation of copper-based local access network
In August 2005, Ofcom reduced the current cost regulatory asset value of the copper-based local access network. This valuation is used only for regulatory purposes. Ofcom estimated that the net current cost carrying value of these assets for regulatory purposes at the end of the 2006 financial year will be reduced by about £879 million. It also extended the periods over which certain access network assets will be written off from the 2007 financial year onwards.
     Ofcom estimated that the combined effect of reducing net current cost regulatory asset value and extending asset lives would reduce costs (used for regulatory price setting) relating to BT’s copper access lines by about £300 million in a full year, excluding the impact of any change to the allowed return on capital employed. These changes were reflected in revised prices for wholesale line rental and unbundled local loops announced in late 2005.

Cost of capital
In August 2005, Ofcom determined what it believed were appropriate rates for BT’s cost of capital for regulated products and services. This rate is used only as a reference against the regulatory current cost values of BT’s regulated products. The overall rate for BT’s cost of capital was assessed as 10.9% on a pre-tax nominal basis, compared with a rate of 13.5% set in 2001. The reduction was a result of lower interest rates, a change in Ofcom’s assessment of the premium associated with investment in shares, and a revised view of BT’s overall risk profile compared with the market as a whole.
     This overall rate was split by Ofcom into a lower rate of 10% for local access services (ie those now managed by Openreach), and a higher rate of 11.4% for the rest of BT. The local access rate was reflected in the revised wholesale prices proposed in 2005 by BT for both unbundled local loop and wholesale line rental products.

IPStream and Datastream
In June 2005, we reached agreement with Ofcom that rental prices for IPStream and Datastream – the most popular wholesale ADSL broadband access products currently used by service providers – will not reduce until there are 1.5 million unbundled lines in the UK, with certain exceptions.

Funds for liabilities
Under the terms of the Electronic Communications Code, an electronic communications provider with apparatus on or in the public highway is required to make financial provision to cover any damage caused by work it carries out, and for the removal of its network in the event of liquidation or bankruptcy.
     The conditions require the company to provide Ofcom annually with a certificate that, in the opinion of its board of directors, it has fulfilled its obligations to ensure the availability of the required funds. This has been done by BT.

RELATIONSHIP WITH HM GOVERNMENT
The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described below, the commercial

16 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

relationship between BT as a supplier and the UK Government as customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act require all providers of public telephone networks and/or publicly available telephone services, including BT, at the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. The Civil Contingencies Act 2004 contains provisions enabling obligations to be imposed on providers of public electronic communications networks, including BT, in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interest of national security and international relations.

LEGAL PROCEEDINGS
BT does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunications system) auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor is in the process of appealing the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.

RESOURCES
Corporate reputation and brand strength
BT has a strong, integrated brand that is widely recognised both in the UK and around the world.
     Our brand helps to shape our relationships with all our stakeholders, including shareholders, customers, suppliers and employees. It is vital that they all have a clear understanding of what BT stands for, and that all their interactions with us contribute to a consistently positive image of BT.
     As a vital asset, the BT brand needs to be developed, protected and managed with the same rigour that we bring to other assets, both tangible and intangible. And as the world and the markets in which we operate change, so our brand needs to reflect this, becoming more confident, dynamic and forward looking.
     Towards the end of the 2006 financial year, we completed a thorough review of our brand, as a result of which we developed a new vision and mission.
     Our vision for BT is to be dedicated to helping customers thrive in a changing world.
     Our mission is to be the leader in delivering converged networked services. By ensuring that the services we offer customers are consistently focused on meeting their needs, straightforward and easy to use, we will help those customers succeed in their business and personal lives.
     The review concluded that the BT brand values remained fit for purpose. Consequently, they are unchanged:
•	trustworthy – we do what we say we will
•	helpful – we work as one team
•	inspiring – we create new possibilities
•	straightforward – we make things clear
•	heart – we believe in what we do.
     During the 2007 financial year, we will be delivering a comprehensive communications plan to ensure that all stakeholders understand the implications of our new vision, mission and brand positioning.

Motivating our people and living the BT values
Our commitment to meeting our customers’ needs presents the 104,400 people employed by BT at 31 March 2006 with opportunities to develop innovative solutions, generate new business, drive efficiencies and experience personal growth.
     Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves. Only by living our values will we deliver our strategy, keep our promises to our customers, seize new opportunities in new markets and maximise the return from our traditional business.

Motivating leaders
The quality of leadership in BT is key to the successful delivery of our strategy for transformation and growth. We are focused on ensuring that leaders at all levels understand what is expected of them, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers. We have, for example, rigorously defined the capabilities we expect our leaders to exhibit and have introduced a 360 degree feedback tool to help them measure their performance.

Engaging and motivating our people
Our annual employee attitude survey was conducted most recently in February 2006 and attracted a more than 75% response rate (80,000 responses). The survey generates around 5,000 feedback reports for managers and their teams across the business, helping to promote effective team working.
     Employees are kept informed about our business through a wide range of communications channels, including our online news service, bi-monthly newspaper, regular e-mail bulletins and senior management webchats and webcast briefings.
     We have a record of stable industrial relations and enjoy generally constructive relationships with recognised unions in the UK and works councils elsewhere in Europe. In the UK, we recognise two main trade unions – the Communication Workers Union and Connect. We hold regular meetings between management, employee trade union representatives and other groups of employees in order to ensure that their views are taken into account in any decisions affecting employees’ interests. We also operate a pan-European works council (the BTECC). Our Chief Executive and other senior executives have regular meetings with the BTECC and other employee representatives.

Rewarding and recognising achievement
We continued to provide our employees with opportunities to acquire a stake in the company. Under the BT Employee Share Investment Plan (ESIP), BT can provide free shares to employees and employees can buy shares in BT from their pre-tax salaries.
     In the 2006 financial year, £22 million was allocated to provide free shares to employees under the ESIP. Employees outside the UK receive a cash payment equivalent to the value of the shares. This allocation of profits was linked to the achievement of corporate performance measures determined by the Board. In addition, employees can buy shares at a discount under our savings-related share option plan.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 17

More than 98% of eligible employees participate in one or more of these plans.

Pensions
Most of our employees are members of the BT Pension Scheme (a defined benefit scheme) or the BT Retirement Plan (a money purchase scheme), both of which are controlled by independent trustees. The BT Pension Scheme was closed to new members on 31 March 2001. The majority of new employees are eligible to join the BT Retirement Plan. (See Pensions in the Financial review)

Health and safety
The health and safety of our people is of paramount importance and we are implementing a group-wide initiative to reduce levels of accidents and ill health amongst our workforce. We have reduced the number of accidents leading to absence from work from 8.6 cases in every million working hours in 2001 to 2.8 cases in every million working hours at 31 March 2006. Specific initiatives addressed lifting and working at heights and we continued to enhance our occupational road risk programme.
     In the 2006 financial year, we ran major initiatives on lifestyle change focusing on exercise, diet and giving up smoking.

Learning now and for the future
We believe that people, particularly at the start of their careers, will increasingly want to work for companies that commit to the long-term development of their employees.
     Our successful company-wide re-accreditation to Investors in People in February 2005, first achieved in 1998, demonstrates our continuing commitment to the effective alignment of our communications, training and development with our business strategy.
     We have created a learning governance model to ensure our learning and development objectives and practice align with the key strategic objectives of the business. Senior representatives from all parts of BT sit on the Learning Executive Council and senior learning and development representatives form the Learning Council. Both bodies provide strategic and operational guidance for the whole of BT to ensure that all learning and development activity is co-ordinated across all lines of business.
     In March 2006, we upgraded BT Academy, our web-based corporate learning portal, to a new platform and renamed it Route2Learn (R2L). R2L – a group-wide system – is evidence of our continuing investment in lifelong learning and education for all BT people. Providing all BT employees with an extensive range of learning programmes and facilities, it is one of the largest corporate learning management systems in Europe.
     In the 2006 financial year, the BT Academy Learning System delivered over 250,000 online and nearly 38,000 instructor-led course completions.

Embedding flexibility and diversity
The changing nature of the markets in which we operate, our focus on cost leadership and our investment in new services have impacted the shape of our permanent workforce.
     During the 2006 financial year, in the UK more than 6,600 (2005 – 3,903) people joined BT, natural attrition was running at 3% (2005 – 2.6%) and 2,169 (2005 – 2,685) people left BT under our voluntary paid leaver package.
     We are committed to helping our people optimise their work/life balance. At the end of March 2006, for example, around 11,000 people were working from home.
     We continue to create a working environment that actively supports all our employees – regardless of gender, race, sexual orientation, religion/beliefs, disability or age.

Research and development
The GCTO (Group Chief Technology Office) sets and drives the open innovation and technology strategy for BT. GCTO includes a global technology intelligence scouting unit, teams focused on innovative new wave service opportunities, an innovation strategy and media team, strategic technology analysis units, a network and systems architecture team and world-class research and venturing facilities in Adastral Park (England), Malaysia and the USA.
     In the 2006 financial year, we invested £727 million in research and development (R&D) to support our drive for innovation. This investment comprised capitalised software development costs of £401 million and R&D operating costs of £326 million. This compares with £522 million in the 2005 financial year, which comprised £265 million of capitalised software development costs and £257 million of R&D operating costs.
     In addition, the 2006 financial year includes an amortisation charge of £160 million (2005 – £95 million) in respect of capitalised software development costs.
     This increase in R&D underpins our increased focus on developing innovative products and services for a converged, networked world.
     We continue to focus our innovation work on key areas which support our business and technology strategies, filing patent applications for 141 new inventions in the 2006 financial year and maintaining a total worldwide portfolio of 7,700 patents and applications.
     We have successfully launched eight innovative, independent start-up companies through the corporate venturing partnership unit New Venture Partners, in which we are a limited partner. These start-ups generate value by launching innovative solutions as high-technology businesses in the global marketplace.

IT support
Our dedicated IT professionals have a strong track record in the development and delivery of systems and solutions and in managing a secure and resilient infrastructure.
     Over the past year, we continued to enhance our approach to systems development through our One IT programme, which aims to deliver year-on-year reductions in base costs. Our objective is to transform the various IT units throughout BT into a single team, rigorously focused on customer requirements.
     Our IT strategy is about speed of response and the focusing of resources in selected areas – at the end of the 2006 financial year, there were fewer IT systems running in BT than at the beginning of the year. At its heart is the radical rationalisation of our systems portfolio, strict adherence to 90-day delivery cycles and an intense focus on improving the customer experience.

Property
At 31 March 2006, we occupied approximately 6,500 properties in the UK and approximately 1,500 properties around the world.
     The majority of these UK properties are owned by – and leased back from – the Telereal Group, which is part of the William Pears Group.
     These properties mainly house exchange equipment and are needed as part of our continuing activities. Other, general

18 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

purpose, properties consist chiefly of offices, depots and computer centres.
     We anticipate that our changing working patterns will continue to reduce property costs.

OUR COMMITMENT TO SOCIETY
Corporate social responsibility
Managing social, ethical and environmental issues in a way that grows shareholder value and helps BT and our customers be more sustainable is very important to us.
     The Dow Jones Sustainability Indexes rank companies for their success in managing social, ethical and environmental factors for competitive advantage. During the 2006 financial year, BT was ranked as the top telecommunications company in the Dow Jones Sustainability Index for the fifth year in a row.
     We also hold the Queen’s Award for Enterprise in recognition of our contribution to sustainable development and we were ranked equal 4th in Business in the Community’s 2005 Corporate Responsibility Index.
     This section of the report, together with the broad statement on social, environmental and ethical matters included in the Report of the directors, provides information in response to the Association of British Insurers’ disclosure guidelines on social responsibility.
     More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online in our independently-verified Social and Environmental Report 2006 which has been prepared in accordance with the 2002 Global Reporting Initiative (GRI) sustainability reporting guidelines and assured against the AA1000 Assurance Standard.

CSR governance
The Board reviews our CSR strategy, performance and risks annually and is kept informed of new developments that may impact on its duties.
     A Board committee – the Community Support Committee – oversees community, charitable and arts expenditure and the strategy for maximising our contribution to society. The committee, chaired by Sir Christopher Bland, consists of representatives from BT businesses, three non-executive directors and two independent members who have a reputation for excellence in this field.
     An executive committee, the Corporate Social Responsibility Steering Group, oversees the implementation of our CSR strategy and programme. This includes risk assessment, target and objective setting and public accountability. BT also takes advice from an independent panel of CSR experts.
     During the 2006 financial year, our CSR strategy was substantially revised and updated to focus on three principal issues – climate change, sustainable economic growth and an inclusive society. Embedding CSR into our commercial operations remains an important part of our strategy. As part of this process, we have carried out a number of ‘health checks’ in our commercial operations to identify specific social, environmental and ethical risks and opportunities.
     We have important relationships with a wide range of stakeholders around the globe, including employees, customers and suppliers and engage with them in a number of different ways.
     As part of our CSR performance measurement, we have 12 CSR KPIs (key performance indicators) which cover our relationships with our stakeholders, as well as our environmental performance and our contribution to digital inclusion and business integrity. Details of our performance against these are published in our annual social and environmental report.
     Our CSR team co-ordinates and monitors CSR performance, identifies potential issues and opportunities that could affect the business and supports BT’s commercial activities.

Social, environmental and ethical risks
During the 2006 financial year, we further developed our knowledge and understanding of our CSR risks. In the context of CSR, our most significant risks continue to be:
•	breach of the code of business ethics
•	climate change
•	diversity
•	health and safety
•	outsourcing
•	privacy
•	supply chain working conditions.
     Each of these risks has an owner and mitigation strategy in place (more detail on these risks can be found in our online social and environmental report). These risks are not regarded as material in relation to the BT group and, consequently, are not included in Group risk factors.

CSR business opportunities
We have measured the link between customer satisfaction and CSR performance for a number of years and our current customer satisfaction models indicate a positive correlation. Customers who believe that BT takes its responsibility to society and the community seriously are more than twice as likely as other customers to be ‘very’ or ‘extremely’ satisfied with BT.
     Long-term sustainability trends are creating market opportunities for us – the use, for example, of teleconferencing and flexible working to reduce the need to travel and provide more flexible lifestyles.
     Increasingly, BT has to address social and environmental matters when bidding for business. In the 2006 financial year, bids to the value of £1.3 billion required us to demonstrate expertise in managing these issues.

Procurement
Through our supply chain initiative, Sourcing with Human Dignity, we seek to ensure that the working conditions in our supply chain meet internationally recognised human rights standards, and to investigate potential social and environmental shortcomings. We monitor and set published targets for our relationships with suppliers; in the 2006 financial year, for example, 89% of suppliers were satisfied with their working relationship with us.

Environment
During the 2006 financial year, we achieved re-certification under the revised ISO 14001 standard – the international standard for environmental management systems – for our operations in the UK and Spain. We requested withdrawal of our certification in Ireland, pending reorganisation and will seek re-accreditation during the 2007 financial year.
     Although BT is one of the largest consumers of industrial and commercial electricity in the UK, and the growth of broadband continues to increase our electricity use, our electricity consumption increased by less than 1% in the 2006 financial year. The green energy contract we signed in the 2005 financial year means that almost all our UK electricity needs are met from environmentally friendly sources, including wind generation, solar, wave and hydroelectric schemes.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 19

The following table shows BT’s CO2 emissions as defined in the Greenhouse Gas Protocol and therefore includes not only CO2 emitted directly by BT, but also that emitted in the production of the electricity purchased by the Group.

CO2 emissions
	2006	2005	2004	2003

Total (UK only – million tonnes)	0.64	0.76	0.92	0.96
% below 1996	60%	53%	42%	40%
Tonnes per £1m revenue	33	41	50	51

During the 2006 financial year, we received an income of £3.2 million from our recycling activities, offset against the £8 million we spent managing our waste contracts, recycling our waste and sending waste to landfill.

Waste
	2006	2005	2004	2003

Total waste (tonnes)	102,005	110,622	107,303	117,688
Total waste recycled (tonnes)	42,340	37,421	27,626	27,809
% recycled	42%	34%	26%	24%

During the 2006 financial year, our commercial fleet – still one of the largest in the UK – increased by 1.7%, but our fuel consumption decreased by 1%.

Transport
	2006	2005	2004	2003

Number of vehicles (UK only)	32,516	31,969	32,663	33,979
Fuel consumption (million litres)	51.38	51.97	53.85	56.12

Digital inclusion
Following research that showed that, if not addressed, the digital divide would, by 2025, become even wider, particularly among older and disabled people, we are working with Age Concern to support their digital inclusion strategy. This includes providing support to develop further their network of Silver Surfer clubs and providing training for volunteers and staff.
     The EverybodyOnline initiative continues in a number of the most deprived communities around the UK, successfully demonstrating that digital inclusion makes a positive difference.
     Internationally, our Lifelines India initiative helps developing world farmers access essential advice and information over a digital network.

Community investment
We commit a minimum of 1% of our UK pre-tax profits to activities which support society. We provided a total of £21.3 million designed to benefit society in the 2006 financial year, of which £2.5 million was charitable donations.
     Our community investment strategy aims to help individuals and communities make a better world through communications skills and technology. Examples include an education programme which provides free resources for teachers, pupils and parents, and in-school activities with drama groups and BT volunteers, both in the UK and internationally. To date, we have involved over two million pupils at more than 12,000 schools. We also helped Comic Relief, Children in Need and the Disasters Emergency Committee run successful telethons which raised millions for good causes around the globe.
     ChildLine, a UK charity, answers 2,500 calls every day but many hundreds more go unanswered. We are working with ChildLine on a campaign to ensure that every child’s call for help is answered.
     Our response to major world disasters included sending a specialist team to the Pakistan earthquake disaster zone to install emergency satellite telephone equipment.

Disability services
Our age and disability action team promotes equal access to a wide range of products and services. We work directly with older and disabled people and their representatives to raise awareness of BT’s inclusive approach and are continuing to develop our processes to ensure that new products and services are accessible by as many disabled people as possible.
     Our age and disability action website, for example, now includes information about broadband in British Sign Language. BT is the first commercial organisation to provide online information in this format, opening up access for deaf people.

GROUP RISK FACTORS
In common with all businesses, BT is affected by a number of risk factors, not all of which are wholly within our control. Although many of the risk factors influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks but it is not intended to be an extensive analysis of all risks affecting the business. Some risks may be unknown to us and other risks, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     They should also be considered in connection with the statement on internal control and risk management in the Report of the directors – Internal control and risk management on page 45, the forward-looking statements in this document and the Cautionary statement regarding forward-looking statements on page 133.

Regulatory controls
If our activities are subject to significant price and other regulatory controls, our market share, competitive position and future profitability may be affected.
     Most of BT’s fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, the effect of these controls has been to cause us to reduce our prices. We cannot assure our shareholders that the regulatory authorities will not increase the severity of the price controls, nor extend the services to which controls apply (including any new services that we may offer in the future), nor extend the services which we have to provide to our competitors. These controls may adversely affect our market share, the severity of competition and our future profitability. In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings under the Enterprise Act 2002. These Undertakings were accepted by Ofcom and came into force in September 2005. In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts or issue a direction. Third parties who suffer losses as a result of the breach may also take action against BT in the courts for damages. The timescales for achievement of a number of the milestones in the Undertakings are very challenging. Further details on the regulatory framework in which BT operates can be found in Regulation, competition and prices.

20 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

Competition in UK fixed-network services
We face strong competition in UK fixed-network services. Ofcom considers that we have significant market power in various parts of the UK fixed telecommunications market. In these areas Ofcom can enforce obligations to meet reasonable requests to supply services to other communications providers, not to discriminate unduly, to notify price changes and in some cases it can also impose extra obligations such as price controls.
     Ofcom has promoted competition in the fixed-network area by measures including local loop unbundling, carrier pre-selection (making it easier for BT customers to route some or all of their calls over our competitors’ networks) and the introduction of wholesale access products.
     Reduction in our share of the fixed-network market may lead to a fall in our revenue and an adverse effect on profitability. Unlike our competitors, we continue to be obliged by the current regulatory regime to serve customers in the UK, whether or not such provision of service is economic.
     There is also competition for voice and data traffic volumes between fixed-network operators and those operators offering VoIP and mobile services.
     The impact of all these factors may be to accelerate the diversion of our more profitable customers without being able to reduce our costs commensurately, which may cause adverse effects on our business, results of operations, financial condition and prospects.

Technological advances
Our continued success depends on our ability to exploit new technology rapidly.
     We operate in an industry with a recent history of rapid technological changes and we expect this to continue – new technologies and products will emerge, and existing technologies and products will develop further.
     We need continually to exploit next-generation technologies in order to develop our existing and future services and products.
     However, we cannot predict the actual impact of these future technological changes on our business or our ability to provide competitive services.
     For example, there is evidence of substitution by customers using mobile phones for day-to-day voice calls in place of making such calls over the fixed network and of calls being routed over the internet in place of the traditional switched network.
     If these trends accelerate, our fixed-network assets may be used uneconomically and our investment in these assets may not be recovered through profits on fixed-network calls and line rentals.
     The complexity of the 21CN programme may also result in delays to the delivery of expected benefits. Impairment write-downs may be incurred and margins may decline if fixed costs cannot be reduced in line with falling revenue.

Transformation strategy
Our strategy for transformation includes the targeting of significant growth in new wave business areas. This may result in changes to our products, services, markets and culture. If this transformation strategy is unsuccessful there is a risk that future revenue and profitability will decline.
     In particular, we have targeted significant growth in new business areas, such as networked IT services, broadband and mobility. In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth targets in these areas, with a consequential impact on future revenue and profitability.

Major contracts
Our business may be adversely affected if we fail to perform on major contracts.
     We have entered into a number of complex and high-value networked IT services contracts with customers. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgement of the efficiencies we plan to deploy. Any increased costs, delays or failures to achieve the anticipated savings could make these contracts less profitable or loss making, adversely impacting our profit margins.
     In some cases, our products and services incorporate software or system requirements from other suppliers or service providers. Our ability to meet our commitments in a timely manner may depend on the ability of these suppliers and service providers to meet their obligations. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.

Networks and systems failures
Our business depends on our ability to transfer substantial volumes of data speedily and without interruption. Any significant failure or interruption of such data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations. We have a business continuity strategy in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may result in a material loss and there can be no assurance that material adverse events will not occur.

Pensions
Declining investment returns and longer life expectancy may result in the cost of funding BT’s defined benefit pension scheme becoming a significant burden on our financial resources.
     As a result of the triennial actuarial valuation of the BTPS at 31 December 2002, BT agreed to make annual deficiency payments of £232 million. The triennial actuarial valuation at 31 December 2005 is currently being reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984.
     The results of future scheme valuations will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 21

SELECTED FINANCIAL DATA

For the year ended 31 March 2006, the group is required to prepare its audited annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) Interpretations, as adopted by the European Union (EU) and those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS.
     Previously the group prepared its audited annual financial statements under UK generally accepted accounting principles (UK GAAP). The 2005 comparative financial statements have therefore been restated as part of the first-time adoption requirements of IFRS. As allowed by the US Securities and Exchange Commission (SEC) rules in relation to first-time adoption of IFRS, only one year of comparative financial statements are presented in this Annual report. The policies set out on pages 65 to 72 of this report have been applied consistently to the 2006 and 2005 financial years, with the exception of those policies relating to financial instruments under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ (IAS 32) and IAS 39, ‘Financial Instruments: Recognition and Measurement’ (IAS 39), which have been applied with effect from 1 April 2005.
     The selected financial data on pages 22 to 25 is shown in accordance with IFRS for 2006 and 2005 and UK GAAP for 2005 to 2002. The UK GAAP data should be read in conjunction with the IFRS transition adjustments in note 34 to gain an understanding of the nature of the adjustments made to UK GAAP financial information to comply with IFRS. IFRS differs in certain respects from accounting principles generally accepted in the United States. The material differences between IFRS and US GAAP relevant to the group are explained on pages 114 to 121.

Summary of group income statement - IFRS

Year ended 31 March	2006 £m	2005 £m

Revenue	19,514	18,429
Other operating income	227	551
Operating costs	(17,246)	(15,988)

Operating profit
Before specific items[a]	2,633	2,693
Specific items[a]	(138)	299
	2,495	2,992
Net finance expense
Finance expense	(2,740)	(2,773)
Finance income	2,268	2,174
	(472)	(599)
Share of post tax profits (losses) of joint ventures and associates
Before specific items[a]	16	(14)
Specific items[a]	–	(25)
	16	(39)
Profit on disposal of joint venture
Before specific items	–	–
Specific items	1	–
	1	–
Profit before tax
Before specific items[a]	2,177	2,080
Specific items[a]	(137)	274
	2,040	2,354
Taxation
Before specific items[a]	(533)	(541)
Specific items[a]	41	16
	(492)	(525)

Profit for the year
Before specific items[a]	1,644	1,539
Specific items[a]	(96)	290
	1,548	1,829

Year ended 31 March	2006		2005

Average number of shares used in basic earnings per share (millions)	8,422		8,524
Average number of shares used in diluted earnings per share (millions)	8,537		8,581
Basic earnings per share	18.4	p	21.5	p
Diluted earnings per share	18.1	p	21.3	p
Dividends per share[c]	11.9	p	10.4	p
Dividends per share, centsbc	20.7	c	19.5	c

Basic earnings per share before specific items[a]	19.5	p	18.1	p
Diluted earnings per share before specific items[a]	19.2	p	17.9	p

[a]Earnings and profit numbers are stated throughout the commentary before specific items – see page 27 for definitions. The directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way the financial performance is measured by management.

[b]Based on actual dividends paid and/or year end exchange rate on proposed dividends
[c]Dividends per share represents the dividend proposed in respect of the relevant financial year. Under IFRS, dividends are recognised as a deduction from shareholders’ equity when they are paid.

22 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

Summary of group income statement – UK GAAP

Year ended 31 March	2005 £m		2004 £m		2003 £m		2002 £m

Total turnover:
Continuing activities	19,031		18,914		20,182		21,815
Discontinued activities	–		–		–		2,827
	19,031		18,914		20,182		24,642
Group’s share of associates’ and joint ventures’ turnover	(408)		(395)		(1,455)		(4,764)
Trading between group and principal joint venture	–		–		–		681

Group turnover:
Continuing activities	18,623		18,519		18,727		18,447
Discontinued activities	–		–		–		2,112
	18,623		18,519		18,727		20,559
Other operating income	171		177		215		362
Operating costsab	(16,005)		(15,826)		(16,366)		(21,387)

Group operating profit (loss):
Before goodwill amortisation and exceptional items	2,864		2,889		2,794		2,593
Goodwill amortisation and exceptional items	(75)		(19)		(218)		(3,059)
	2,789		2,870		2,576		(466)
Group’s share of operating (loss) profit of associates and joint ventures[c]	(25)		(34)		329		(1,381)

Total operating profit (loss):
Continuing activities	2,764		2,836		2,905		(1,476)
Discontinued activities	–		–		–		(371)
	2,764		2,836		2,905		(1,847)
Profit on sale of fixed asset investments and group undertakings	358		36		1,696		4,389
Profit on sale of property fixed assets	22		14		11		1,089
Amounts written off investments	–		–		–		(535)
Net interest payable[d]	(801)		(941)		(1,439)		(1,622)

Profit on ordinary activities before taxation:
Before goodwill amortisation and exceptional items	2,085		2,013		1,840		1,126
Goodwill amortisation and exceptional items	258		(68)		1,333		348
	2,343		1,945		3,173		1,474
Tax on profit on ordinary activities[e]	(523)		(539)		(459)		(443)

Profit on ordinary activities after taxation	1,820		1,406		2,714		1,031
Minority interests	1		8		(12)		(23)

Profit for the year	1,821		1,414		2,702		1,008

Average number of shares used in basic earnings per share (millions)	8,524		8,621		8,616		8,307
Basic earnings per share	21.4	p	16.4	p	31.4	p	12.1	p
Diluted earnings per share	21.2	p	16.3	p	31.2	p	12.0	p
Basic earnings (loss) per share from continuing activities	21.4	p	16.4	p	31.4	p	(34.6	)p
Diluted earnings (loss) per share from continuing activities	21.2	p	16.3	p	31.2	p	(34.6	)p
Dividends per share	10.4	p	8.5	p	6.5	p	2.0	p
Dividends per share, cents[f]	19.5	c	15.3	c	10.3	c	3.1	c

Basic earnings per share before goodwill amortisation and exceptional items	18.1	p	16.9	p	14.4	p	6.2	p
Diluted earnings per share before goodwill amortisation and exceptional items	18.0	p	16.8	p	14.3	p	6.2	p
Basic earnings per share before goodwill amortisation and exceptional items on continuing activities	18.1	p	16.9	p	14.4	p	9.0	p

a	Includes net exceptional costs	59	7	198	2,707
b	Includes early leaver costs	166	202	276	252
c	Includes exceptional costs (release)	25	26	(150)	1,294
d	Includes exceptional costs	–	55	293	162
e	Includes exceptional tax credit	(16)	(29)	(139)	(143)
f	Based on actual dividends paid and/or year end exchange rate on proposed dividends

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 23

Summary of group cash flow statement – IFRS

Year ended 31 March	2006 £m	2005 £m

Net cash inflow from operating activities	5,387	5,574
Net cash inflow (outflow) from investing activities	365	(1,740)
Net cash used in financing activities	(5,278)	(3,529)

Net increase in cash and cash equivalents	474	305
Cash and cash equivalents at the start of the year	1,310	1,005

Cash and cash equivalents at the end of the year	1,784	1,310

Summary of group cash flow statement – UK GAAP

Year ended 31 March	2005 £m	2004 £m	2003 £m	2002 £m

Net cash flow from operating activities	5,898	5,389	6,023	5,257
Dividends from associates and joint ventures	2	3	6	2
Returns on investments and servicing of finance	(878)	(527)	(1,506)	(1,695)
Taxation paid	(332)	(317)	(434)	(562)
Capital expenditure and financial investment	(2,408)	(2,477)	(2,381)	(1,354)
Acquisitions and disposals	(418)	(60)	2,842	5,785
Equity dividends paid	(784)	(645)	(367)	–

Cash inflow before management of liquid resources and financing	1,080	1,366	4,183	7,433
Management of liquid resources	587	1,123	(1,729)	(1,864)
Financing	(1,485)	(2,445)	(2,473)	(5,479)

Increase (decrease) in cash in the year	182	44	(19)	90

Decrease in net debt in the year resulting from cash flows	887	1,222	4,225	13,930

Summary of group balance sheet – IFRS

At 31 March	2006 £m	2005 £m

Intangible assets	1,641	1,254
Property, plant and equipment	15,489	15,391
Other non current assets	838	1,567

	17,978	18,212
Net current liabilities	(2,758)	(2,783)

Total assets less current liabilities	15,220	15,429
Non current loans and other borrowings	(7,995)	(7,744)
Retirement benefit obligations	(2,547)	(4,807)
Other non current liabilities	(3,071)	(2,783)

Total assets less liabilities	1,607	95

Called up share capital	432	432
Share premium account	7	3
Capital redemption reserve	2	2
Other reserves	364	762
Retained earnings (deficit)	750	(1,154)

Total parent shareholders’ equity	1,555	45
Minority interests	52	50

Total equity	1,607	95

24 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

Summary of group balance sheet – UK GAAP

At 31 March	2005 £m	2004 £m	2003 £m	2002 £m

Intangible fixed assets	623	204	218	252
Tangible fixed assets	15,916	15,487	15,888	16,078
Fixed asset investments	115	324	457	1,044
Net current (liabilities) assets	(2,165)	2,027	1,913	757

Total assets less current liabilities	14,489	18,042	18,476	18,131
Loans and other borrowings falling due after one year	(8,091)	(12,426)	(13,456)	(16,245)
Provisions for liabilities and charges	(2,497)	(2,504)	(2,376)	(2,324)
Minority interests	(50)	(46)	(63)	(72)

Total assets less liabilities	3,851	3,066	2,581	(510)

Called up share capital	432	432	434	434
Share premium account	3	2	2	2
Capital redemption reserve	2	2	–	–
Other reserves	998	998	998	1,025
Profit and loss account	2,416	1,632	1,147	(1,971)

Total equity shareholders’ funds (deficit)	3,851	3,066	2,581	(510)

Total assets	26,950	26,565	28,119	27,496

US GAAP

Year ended 31 March	2006 £m		2005 £m		2004 £m		2003 £m		2002 £m

Group operating profit (loss)	2,437		2,779		2,420		2,693		(337)
Income before taxes	1,350		1,576		1,188		3,653		1,025
Net income (loss):
Continuing activities	1,063		1,297		883		4,134		(1,680)
Discontinued activities	–		–		–		–		948
	1,063		1,297		883		4,134		(732)

Basic earnings (loss) per ordinary share	12.6	p	15.2	p	10.2	p	48.0	p	(8.8	)p
Diluted earnings (loss) per ordinary share	12.5	p	15.1	p	10.2	p	47.7	p	(8.8	)p
Basic earnings (loss) per ordinary share from continuing activities	12.6	p	15.2	p	10.2	p	48.0	p	(20.2	)p
Diluted earnings (loss) per ordinary share from continuing activities	12.5	p	15.1	p	10.2	p	47.7	p	(20.2	)p
Basic earnings per ordinary share from discontinued activities	–		–		–		–		11.4	p
Diluted earnings per ordinary share from discontinued activities	–		–		–		–		11.3	p
Average number of ADSs used in basic earnings per ADS (millions)	842		852		862		862		831
Basic earnings (loss) per ADS	£1.26		£1.52		£1.02		£4.80		£(0.88)
Diluted earnings (loss) per ADS	£1.25		£1.51		£1.02		£4.77		£(0.88)

Total assets	27,030		29,006		28,674		31,131		30,428
Total equity shareholders’ deficit	(158)		(584)		(1,455)		(2,258)		(4,247)

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 25

FINANCIAL REVIEW

The Financial review is divided into the following sections:
27	Introduction to the Financial review
28	Adoption of International Financial Reporting Standards
28	Summarised group income statement
29	Group results
31	Line of business results
31	BT Retail
32	BT Wholesale
33	BT Global Services
33	Other operating income
34	Operating costs
34	Specific items
34	Operating profit
35	Net finance expense
35	Associates and joint ventures
35	Profit before taxation
35	Taxation
35	Earnings per share
35	Dividends
36	Financing
36	Treasury policy
37	Off-balance sheet arrangements
37	Capital resources
37	Financial risk management
38	Capital expenditure
38	Acquisitions
38	Balance sheet
38	Return on capital employed
38	Pensions
38	Geographical information
38	Regulatory financial information
39	Regulation, competition and prices
39	Competition and the UK economy
39	Environment
39	Critical accounting policies
39	US GAAP
39	US GAAP developments

Please see cautionary statement regarding forward-looking
statements on page 133.

26 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

INTRODUCTION TO THE FINANCIAL REVIEW
The financial results for the 2006 and 2005 financial years reflect the continued strong growth in new wave services as we drive value from transforming the business. Our results reflect the continuing transformation of our business operations and markets in an environment where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group’s performance benefited from the growth in new wave activities, such as networked IT services, broadband and mobility, and our continued cost efficiency programmes. Our global networked IT services business has grown and our global capabilities have been strengthened by the successful acquisitions of Infonet and Albacom in 2005 and Radianz and Atlanet in 2006.
     In this Financial review the commentary is focused principally on the trading results of BT Group before specific items. Specific items, by virtue of their size or nature, are excluded because they predominantly relate to corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review.
     Specific items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.
     The commentary in this Financial review also discusses trading results including and excluding the impact of acquisitions. In discussing underlying performance (excluding the impact of acquisitions) we exclude the results of the Albacom and Infonet acquisitions made in the 2005 financial year. The Radianz and Atlanet acquisitions made in the 2006 financial year do not have a significant impact on the group results for the year and hence are not excluded when discussing underlying performance in 2006.
     The following table shows the summarised income statement which includes a reconciliation of the key performance measures before and after specific items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 27

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
The group’s consolidated financial statements have been prepared in accordance with IFRS and IFRIC interpretations in issue as adopted by the EU effective as at 31 March 2006. Following the announcement by the SEC to allow an exemption from the provision of a second year of comparative financial statements, BT decided to take advantage of the exemption and hence the transition date for the adoption of IFRS is 1 April 2004. All comparative data in these statements has been restated accordingly with the exception that the group has taken the exemption allowed by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ not to restate comparatives for IAS 32 and IAS 39. Further details can be found in note 34 to the group’s consolidated financial statements on page 111. The parent company financial statements of BT Group plc have been prepared in accordance with UK GAAP.

SUMMARISED GROUP INCOME STATEMENT
	2006		2005
Year ended 31 March	£m		£m

Revenue	19,514		18,429
Other operating income[a]	227		551
Operating costs[a]	(17,246)		(15,988)

Operating profit:
Before specific items	2,633		2,693
Specific items	(138)		299
	2,495		2,992
Net finance expense:
Finance expense	(2,740)		(2,773)
Finance income	2,268		2,174
	(472)		(599)
Share of post tax profit (losses) of associates and joint ventures:
Before specific items	16		(14)
Specific items	–		(25)
	16		(39)
Profit on disposal of joint venture:
Before specific items	–		–
Specific items	1		–
	1		–
Profit before taxation:
Before specific items	2,177		2,080
Specific items	(137)		274
	2,040		2,354
Taxation:
Before specific items	(533)		(541)
Specific items	41		16
	(492)		(525)

Profit for the year:
Before specific items	1,644		1,539
Specific items	(96)		290
	1,548		1,829

Attributable to:
Equity shareholders	1,547		1,830
Minority interests	1		(1)

Basic earnings per share
Before specific items	19.5	p	18.1	p
Specific items	(1.1	p)	3.4	p

Total basic earnings per share	18.4	p	21.5	p

[a]Includes specific items

28 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

GROUP RESULTS
Whilst driving the transformation of the business, the group has continued to make progress in growing earnings per share before specific items which at 19.5 pence were 8% ahead of the 2005 financial year.
     The pace of our transformation was demonstrated by the 38% growth in new wave revenue to £6,282 million. New wave revenue represented 32% of revenue in the 2006 financial year compared to 25% in the 2005 financial year and is mainly generated from networked IT services, broadband and mobility.

In the 2006 financial year the growth in new wave revenue of 38% more than offset the 5% decline in traditional revenue to £13,232 million. The continued decline in traditional revenue reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and IPVPN.
     In the 2006 and 2005 financial years mobile operators were required to reduce their fees for terminating calls and these regulatory reductions were passed on to BT customers resulting in lower revenues. The net effect, however, was profit neutral as payments to mobile operators were reduced by the same amount. In the 2006 financial year total revenue of £19,514 million was up 7% after excluding the £227 million (2005 – £397 million) impact of these regulatory reductions to mobile termination rates. Total revenue increased by 6% including the effect of these reductions.
     The table below analyses revenue by customer segment. Major corporate includes the external revenue of BT Global Services’ major corporate customers, excluding the global carrier business. Business includes the external revenue of BT Retail from SME (smaller and medium sized enterprise) customers. Consumer includes the external revenue of BT Retail from consumer customers. Wholesale includes the external revenue of BT Wholesale and BT Global Services’ global carrier business.

	2006 £m	2005 £m

Revenue by customer segment
Major corporate	6,880	5,936
Business	2,324	2,442
Consumer	5,296	5,599
Wholesale	4,996	4,427
Other	18	25

	19,514	18,429

Major corporate (UK and international) revenue increased by 16% to £6,880 million in the 2006 financial year driven by the growth in new wave revenue. This reflects the continued migration from traditional voice only services to networked IT services contracts and an increase in mobility and broadband revenue. New wave revenue increased by 35% to £4,067 million and represented 59% of all major corporate revenue compared to 51% in the 2005 financial year. Networked IT services contract wins in the 2006 financial year were £5.4 billion. We believe these wins in the 2006 financial year, combined with the £7.7 billion of contracts won in the 2005 financial year, are building the foundation for future revenue growth as we increase the level of networked IT services provided to major corporate customers.
     Revenue from business (smaller and medium sized enterprise) customers in the 2006 financial year reduced by 5% to £2,324 million. This decline reflects the continued penetration of Carrier pre-selection (CPS) and the impact of customers switching from traditional telephony services to new wave services, including broadband. New wave revenue in this segment increased by 16% to £544 million driven mainly by the 31% growth in the number of BT Business Broadband customers to 453,000 at 31 March 2006. The expansion of the BT Business Plan portfolio continued during the year with the number of locations increasing by 15% to 513,000. This, together with our 83 BT Local Businesses, offset some of the decline in traditional revenue.
     Consumer revenue in the 2006 financial year was 5% lower at £5,296 million. New wave consumer revenue increased by 55% to £638 million, driven by growth of broadband and mobility. Residential broadband connections increased 52% to 2,028,000 at 31 March 2006. Traditional consumer revenue declined by 10% reflecting the shift towards new wave products.
     The proportion of contracted revenues has been increasing. By 31 March 2006, more than 2 million customers had signed up for BT Together Options 2 and 3, and 67% (2005 – 64%) of consumer call revenue was under contract. There are now 16.2 million BT Together customers on Option 1, 2 and 3 packages. The underlying 12 months rolling average revenue per customer household (net of mobile termination charges) of £251 in the 2006 financial year was 1% lower than the 2005 financial year.
     Wholesale (UK and global carrier) revenue in the 2006 financial year increased by 13% to £4,996 million. New wave revenue in the UK wholesale business increased by 56% driven by the continuing growth in broadband. Global carrier revenue increased by 22% in the 2006 financial year and reflects the increase in call termination revenues outside the UK.
     In the UK BT had 7.9 million wholesale broadband DSL connections, including LLU lines, at 31 March 2006 representing an increase of 2.9 million connections in the year.
     Group operating costs before specific items increased by 7% to £17,108 million in the 2006 financial year. Excluding acquisitions, group operating costs before specific items

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 29

Line of business summary

	Revenue		Operating profit (loss)[a]		Specific items

	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m

BT Retail	8,452	8,698	644	607	–	–
BT Wholesale	9,232	9,095	1,992	1,950	–	–
BT Global Services	8,632	7,488	363	411	–	–
Other	18	25	(504)	24	138	(299)
Intra-group	(6,820)	(6,877)	–	–	–	–

Group totals	19,514	18,429	2,495	2,992	138	(299)

[a]A reconciliation from total operating profit to profit after tax (net income) is given on page 73.

increased by 3%. Our cost efficiency programmes achieved savings of over £400 million in the 2006 financial year which enabled us to invest in growing our new wave activities. Total operating costs of £17,246 million, including specific items, increased by 8%.
     Staff costs in the 2006 financial year, excluding leaver costs of £133 million, increased by £445 million to £4,833 million due to the full year impact of the acquisitions, the additional staff required to grow the networked IT services business and to service increased levels of activity in the network. Payments to other telecommunications operators in the 2006 financial year were £4,045 million, an increase of 9% mainly reflecting the impact of higher volumes and the full year impact of Albacom and Infonet. Other operating costs before specific items in the 2006 financial year increased by 11% to £6,113 million. This reflects the cost of investing in new wave activities and supporting new networked IT services contracts.
     BT’s share of associates’ and joint ventures’ post tax profit before specific items was £16 million in the 2006 financial year, compared with losses of £14 million in the 2005 financial year.
     During the 2005 financial year Albacom contributed post tax losses of £22 million prior to becoming a subsidiary.
     Net finance expense was £472 million for the 2006 financial year, an improvement of £127 million against the 2005 financial year. This improvement was due to a number of factors including the net finance income associated with the group’s defined benefit pension obligation of £254 million which was £56 million higher than last year, the reduction in the level of net debt and a gain on redemption of the group’s US dollar convertible bond.
     The above factors resulted in the group achieving a profit before specific items and taxation of £2,177 million in the 2006 financial year, an increase of 5%. The improvement in the year reflects the improved performance of BT Retail and BT Wholesale, lower net finance expense and an increase in the share of profits from associates and joint ventures.
     The taxation expense on the profit before specific items for the 2006 financial year was £533 million, an effective rate of 24.5% compared to 26.0% in the 2005 financial year. The improvement in the effective tax rate reflects the tax efficient investment of surplus cash and continued improvement in the tax efficiency within the group.
     Basic earnings per share before specific items were 19.5 pence for the 2006 financial year, an increase of 8% from 18.1 pence.

30 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

Operating profit (loss) before specific items		Depreciation		Amortisation of intangible assets		EBITDA before specific items

2006	2005	2006	2005	2006	2005	2006	2005
£m	£m	£m	£m	£m	£m	£m	£m

644	607	120	133	27	14	791	754	BT Retail
1,992	1,950	1,778	1,831	124	83	3,894	3,864	BT Wholesale
363	411	556	513	82	37	1,001	961	BT Global Services
(366)	(275)	181	217	16	16	(169)	(42)	Other
–	–	–	–	–	–	–	–	Intra-group

2,633	2,693	2,635	2,694	249	150	5,517	5,537	Group totals

LINE OF BUSINESS RESULTS
In the following commentary, we discuss the operating results of the group for the 2006 and 2005 financial years in relation to the lines of business.
     There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are based on market prices, whilst for other products and services the transfer prices are agreed between the relevant lines of business.
     The table below analyses the trading relationships between each of the lines of business for the 2006 financial year. The majority of the internal trading is BT Wholesale selling calls, access lines, broadband connections and other network products to BT Retail. This trading relationship also reflects the pass through of termination charges on other telecom operator networks and the sale of wholesale broadband ISP products. BT Retail also trades with BT Wholesale, selling apparatus, operator assistance and directory enquiries services and conferencing for onward sale to other telecom operators. BT Global Services’ revenue with BT Retail mainly reflects the sales of BT Global Services’ products in the UK. BT Global Services trades with BT Wholesale mainly for use of the IP/ATM network, International Direct Dial traffic settlements and certain dial IP revenue share arrangements. BT Wholesale’s revenue with BT Global Services reflects the use of the network infrastructure for BT Global Services’ products.

	Internal cost recorded by:
	BT Retail £m	BT Wholesale £m	BT Global Services £m	Other £m	Total £m

Internal revenue recorded by:
BT Retail	–	183	140	10	333
BT Wholesale	4,494	–	512	–	5,006
BT Global Services	551	885	–	45	1,481

Total	5,045	1,068	652	55	6,820

The line of business results are presented and discussed before specific items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Specific items are discussed separately in a group context in this Financial review.
     In addition to measuring financial performance of the lines of business based on the operating profit before specific items, management also measure the operating financial performance of the lines of business based upon the EBITDA before specific items. EBITDA is defined as the group profit (loss) before depreciation, amortisation, interest and taxation. This is a non-GAAP measure and therefore may not be directly comparable to the EBITDA of other companies as they may define it differently. EBITDA excludes interest, taxation, depreciation and amortisation, the latter two being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.
EBITDA before specific items is considered to be a good measure of the group’s operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation, and excludes material one off or unusual items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments. A reconciliation of EBITDA before specific items to group operating profit (loss) by line of business and for the group is provided in the table across the page above. Trends in EBITDA before specific items are discussed for each line of business in the following commentary.

BT Retail	2006 £m	2005 £m

Revenue	8,452	8,698
Gross margin	2,354	2,354
Sales, general and administration costs	1,563	1,600
EBITDA	791	754
Operating profit	644	607
Capital expenditure	153	170

BT Retail’s results demonstrated a continued strategic shift towards new wave products with growth in broadband, networked IT services and mobility revenues. Despite the substitution by new wave products, traditional revenue was defended by changes in pricing structure and packages to benefit frequent users and marketing campaigns focusing on key customer service promises. BT Privacy, a service to address the problem of unwanted calls by giving customers greater control over the calls they receive, was launched on 1 July 2005, with 3.7 million customers registered by 31 March 2006. As at 31 March 2006, 16.2 million customers were on BT Together packages. In the small and medium size (SME) UK business market the focus remains on placing customers on commitment packages whereby lower call prices are received for annual committed spend. By 31 March 2006 there were 513,000 Business Plan sites, up 15% in the year. Cost transformation programmes continued to successfully reduce the cost base of the traditional business, allowing investment in new wave products and services.
     BT Retail’s revenue decreased by 3% in the 2006 financial year to £8,452 million. The growth in new wave revenue of 38% in the 2006 financial year continued to reduce our dependence on traditional revenue, the decline in which was driven by the impact of regulation and competition. After

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 31

adjusting for the regulatory impact of the reduction in mobile termination rates, revenue declined by 2% in the 2006 financial year. Revenue for the two years is summarised as follows:

	2006	2005
	£m	£m

BT Retail revenue
Traditional	7,088	7,712
Networked IT services	363	304
Broadband	730	502
Mobility	154	103
Other	117	77

New wave	1,364	986

Total	8,452	8,698

Traditional revenue comprises calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales, rentals and other business voice products. Overall revenue was 8% lower in the 2006 financial year. The reduction includes the effect of continued high levels of migration to broadband which is reflected in a 46% fall in dial up minutes over the year, a reduction of 10% in ISDN lines and general competitive pressure. It also reflects the decline in private circuits and ISDN as customers migrate to new wave products and services, including broadband and IPVPN.
     New wave revenue grew by 38% to £1,364 million in the 2006 financial year driven primarily by broadband, mobility and networked IT services. New wave revenue comprised 16% of BT Retail’s revenue in the 2006 financial year compared to 11% in the 2005 financial year.
     Broadband revenue grew by 45% to £730 million in the 2006 financial year. The growth of broadband continues to accelerate with 2,584,000 BT Retail connections at 31 March 2006, an increase of 47% over last year.
     BT Retail had net additions of 832,000 broadband customers in the year, a 31% share of the broadband DSL net additions.
     Broadband is increasingly critical to the success of SMEs and BT Business Broadband revenue continues to grow.
     Revenue from mobility services increased by 50% to £154 million in the 2006 financial year. During the year we launched BT Fusion, the world’s first seamless combined fixed and mobile communications services on a single handset. The consumer launch was in June 2005 and the business market launch was in February 2006. BT Fusion has attracted over 25,000 connections in the period since launch.
     Networked IT services revenue increased by 19% to £363 million in the 2006 financial year. SME’s have become increasingly interested in the benefits they can achieve by converging their voice and data into one network and BT Business Networked IT services are integrating and simplifying the way customers are unifying their organisation’s voice and data services. The portfolio includes IP infrastructure – WAN/LAN and IP telephony and also Data Centre Services, Security, Applications and outsourcing.
     The total number of BT Retail lines, which includes voice, digital and broadband, were 5% lower at 28 million at 31 March 2006, reflecting the continued growth in broadband offset by the declining PSTN lines.
     BT Retail’s gross margin percentage increased by 0.8 percentage points in the 2006 financial year reflecting improved margin management and greater efficiency in managing the service provider network.
     Gross margin is revenue less costs directly attributable to the provision of the products and services reflected in revenue in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration expenses.
     Cost transformation programmes in the 2006 financial year generated selling, general and administration cost savings of £206 million (£37 million net of new wave investment). These savings were driven by cost reduction programmes focused on elimination of failure, channel effectiveness, overheads and removal of inefficiencies and duplication. The majority of these initiatives were targeted at people related costs, with significant savings in billing, IT operations and other support functions.
     BT Retail’s EBITDA increased by 5% to £791 million in the 2006 financial year. This is a significant improvement compared to last year, which experienced EBITDA decline. The benefits from the investment in new products and value added services have contributed to an improved EBITDA performance in the current year. This was also reflected in the 6% improvement in operating profit to £644 million in the 2006 financial year.
     Capital expenditure for the 2006 financial year was £153 million, a decrease of 10% resulting from tight controls over expenditure.
     On 28 April 2006, BT Retail announced the acquisition of dabs.com, one of the UK’s leading internet retailers of IT and technology products. The acquisition is part of BT Retail’s strategy to strengthen its online sales and service capabilities, particularly for business and consumer products.

BT Wholesale	2006	2005
	£m	£m

Revenue	9,232	9,095
Gross variable profit	7,031	6,933
EBITDA	3,894	3,864
Operating profit	1,992	1,950
Capital expenditure	2,013	1,981

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators, internet and other service providers interconnecting with BT’s UK fixed network. The customer base also includes BT’s lines of business, BT Retail and BT Global Services. The majority of BT Wholesale’s revenue is internal (2006 – 54%, 2005 – 58%) and mainly represents trading with BT Retail.
     In the 2006 financial year, revenue totalled £9,232 million, an increase of 2%. External revenue increased by 11% to £4,226 million in the 2006 financial year (an increase of 15% excluding the impact of regulatory reductions to mobile termination rates). The increase reflects particularly strong growth in new wave revenues, mainly broadband. The regulatory price reductions on mobile termination rates have no impact on profitability.
     External revenue from traditional products increased by 1% in the 2006 financial year. Excluding the impact of regulatory reductions to mobile termination rates external traditional revenue was up 6% in the 2006 financial year. The increase in traditional revenue was mainly driven by growth in Partial Private Circuits (PPCs) and Wholesale Access. Customers continued to migrate from lower bandwidth products to less expensive alternatives such as PPCs and broadband and this is reflected in revenue from PPCs which increased by 18% to £225 million in the 2006 financial year. Substitution to broadband has resulted in the continued declining trend in Flat

32 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

Rate Internet Access Call Origination revenues which have more than halved to £26 million in the 2006 financial year. Wholesale access revenues have increased by £142 million in the 2006 financial year as a result of increased volumes from other service providers.
     New wave revenue, including broadband and managed services grew by 56% to £1,033 million in the 2006 financial year. Broadband revenues grew by 74% year on year. Wholesale broadband connections, including LLU lines, increased to 7.9 million at 31 March 2006, an increase of 2.9 million compared to prior year, with all connections available at up to 2 Mbit/s.
     Internal revenue decreased by 5% to £5,006 million in the 2006 financial year. The reduction reflects both the impact of lower volumes of calls, lines and private circuits, and lower regulatory prices being reflected in internal charges.
     Gross variable profit increased by 1% to £7,031 million for the 2006 financial year reflecting volume changes and changes in the mix towards more profitable products.
     In the 2006 financial year, network and selling, general and administration costs, excluding leaver costs, were 3% higher at £3,103 million. Leaver costs were £34 million in the 2006 financial year and £62 million in the 2005 financial year. Activity levels in the network, driven by broadband and LLU volumes, have increased in the 2006 financial year. The financial impact of this increased activity has been mitigated by a series of cost reduction programmes focusing on efficiency, discretionary cost management and process improvements.
     EBITDA at £3,894 million in the 2006 financial year was 1% higher. EBITDA margins were maintained at 42% across both financial years.
     Depreciation and amortisation were flat in the 2006 financial year at £1,902 million.
     Operating profit at £1,992 million increased by 2% in the 2006 financial year. The operating profit margin increased to 22% compared to 21% in the 2005 financial year.
     Capital expenditure on property, plant and equipment and computer software at £2,013 million increased by 2% in the 2006 financial year. This reflects increased capital expenditure to prepare for the 21st Century Network and to invest in new systems to ensure compliance with the Undertakings agreed with Ofcom. Investment in legacy network technologies continues to be lower than last year.
     Following Ofcom’s Strategic Review of Telecommunications, Openreach, a new line of business responsible for managing the UK access network on behalf of the telecommunications industry was launched on 21 January 2006. For the 2006 financial year Openreach’s results are included within BT Wholesale’s results. For the 2007 financial year Openreach will be reported as a separate business segment.

BT Global Services	2006	2005
	£m	£m

Revenue	8,632	7,488
EBITDA	1,001	961
Operating profit	363	411
Capital expenditure	702	605

BT Global Services supplies managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We aim to provide them with networked IT services and a complete range of managed solutions.
     Our extensive global communications network and strong partnerships enable us to serve customers in the key commercial centres around the world using a combination of direct sales and services capabilities and strategic partners.
     As well as local, national and international communications services and higher-value broadband and internet products and services, a comprehensive portfolio of networked IT services focused around messaging and conferencing, CRM (customer relationship management), convergence, outsourcing and security is offered to customers. Consultancy services are also provided to help organisations understand network performance, operate their networks and applications efficiently and transform their business to gain advantage in the digital networked economy.
     In the 2006 financial year, BT Global Services revenue was £8,632 million, 15% higher than the 2005 financial year. This includes revenue of £795 million from the acquisitions of AIbacom and Infonet which have strengthened our global networked IT services business. Revenue arising from services provided outside the UK increased during the 2006 financial year, demonstrating BT’s transformation into a global networked IT services company serving multi-site organisations. Excluding the impact of the Albacom and Infonet acquisitions, BT Global Services’ revenue was 5% higher than the 2005 financial year.
     New wave external revenue grew in the 2006 financial year fuelled by networked IT services contracts which generated revenue of £3,732 million in the 2006 financial year, an increase of 34%. Networked IT services contract wins were £5.4 billion in the 2006 financial year. We believe these wins, coupled with the £7.7 billion contracts won in the 2005 financial year are building the foundation for future revenue growth. Included in the contract wins for the 2006 financial year was a €450 million five year contract with Fiat, as well as a realigned and extended contract with the Department for Work and Pensions.
     Traditional external revenue, which includes the global carrier business as well as voice and data revenue from major corporates, declined by £44 million compared to the 2005 financial year to £3,184 million. This reflects the migration to IVPNs sold to major corporate customers in the UK and further reductions in dial IP due to broadband substitution in the UK. However the decline in traditional revenue was partly offset by a 34% increase in Multi Protocol Label Switching (MPLS) revenue which exceeded £400 million.
     The increase in new wave revenue together with lower network and sales, general and administrative costs, coupled with the positive impact of the acquisitions has resulted in an increase in EBITDA in the 2006 financial year of 4% to £1,001 million. The 2006 financial year includes leaver costs of £49 million compared to £59 million in the 2005 financial year. Depreciation and amortisation costs were £88 million higher compared to the 2005 financial year. This reflects the acquisitions and increased investment in our global infrastructure. These factors have contributed to a decrease in operating profit of 12% to £363 million.
     Capital expenditure for the 2006 financial year was £702 million, an increase of 16% from the 2005 financial year mainly due to the investment in acquisitions and our global infrastructure.

OTHER OPERATING INCOME
Other operating income decreased by £324 million to £227 million in the 2006 financial year, due to the one off

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 33

impact of the £358 million profit on disposal of non current asset investments in 2005.

OPERATING COSTS
Total operating costs before specific items increased by 7% in the 2006 financial year to £17,108 million; excluding the impact of acquisitions the increase was 3%. Our cost efficiency programmes achieved savings of over £400 million in the 2006 financial year which enabled us to continue investing in growing our new wave activities.
     As a percentage of revenue, operating costs, excluding specific items, were 88% in the 2006 financial year (2005 – 86%). In both financial years, net specific items were incurred, amounting to £138 million and £59 million in the 2006 and 2005 financial years, respectively. These specific costs are considered separately in the discussion which follows.

	2006	2005
	£m	£m

Operating costs:
Staff costs	4,966	4,554
Depreciation	2,635	2,694
Amortisation	249	150
Payments to telecommunications operators	4,045	3,725
Other operating costs	6,113	5,528
Own work capitalised	(900)	(722)

Total operating costs before specific items	17,108	15,929
Specific items	138	59

Total operating costs	17,246	15,988

In the 2006 financial year, the number of staff employed increased by 2,300 to 104,400, mainly due to the additional staff required to service networked IT contracts and the increased levels of network activity.
     Early leaver costs of £133 million were incurred in the 2006 financial year, compared with £166 million in the 2005 financial year. This reflects BT’s continued focus on improving operational efficiencies. The group’s pension expense for 2006 was £603 million, an increase of £63 million from the 2005 financial year.
     The increase in headcount, pay rates and pension costs, partially offset by lower leaver costs have contributed to a 9% increase in staff costs which were £4,966 million in the 2006 financial year. The increase in pension costs includes a switch between wages and salaries and pension costs as a result of the introduction of Smart Pensions, a salary sacrifice scheme, as well as the increased headcount and pay rates.
     The depreciation charge decreased by 2% in the 2006 financial year to £2,635 million. The amortisation charge increased by £99 million to £249 million in the 2006 financial year due to higher capitalised software development costs and the intangible assets associated with the acquisitions in 2005.
     Payments to other telecommunications operators increased by 9% in the 2006 financial year to £4,045 million. The increase mainly reflects the full year impact of the Albacom and Infonet acquisitions and higher volumes.
     Other operating costs before specific items increased by 11% in the 2006 financial year to £6,113 million. This reflects not only the cost of supporting new networked IT services contracts, but also increased levels of activity in the network. Other operating costs include the maintenance and support of our networks, accommodation, sales and marketing costs, research and development and general overheads.

SPECIFIC ITEMS
The specific items for the 2006 and 2005 financial years are shown in the table below.

	2006	2005
	£m	£m

Operating costs:
Property rationalisation costs	68	59
Creation of Openreach	70	–

	138	59
Other operating income:
Profit on sale of non current asset investments	–	(358)

Associates and joint ventures:
Profit on sale of joint venture	(1)	–
Impairment of assets in joint ventures	–	25

Total specific items	137	(274)

In the 2006 financial year, specific operating costs included £68 million of property rationalisation charges in relation to the group’s provincial office portfolio (2005: £59 million). This rationalisation programme is expected to continue through next year giving rise to further rationalisation costs. In addition a provision of £70 million was recognised relating to the incremental and directly attributable costs to create the new line of business, Openreach, arising from the Undertakings agreed with Ofcom.
     In the 2005 financial year, the profit from disposal of non current asset investments, included within other operating income, totalled £358 million. This mainly comprised the sale of BT’s 4% interest in Intelsat for net proceeds of £64 million which resulted in a profit on disposal of £46 million, the sale of BT’s 15.8% interest in Eutelsat SA for net proceeds of £356 million resulting in a profit on disposal of £236 million and the sale of BT’s 11.9% shareholding in StarHub Pte Ltd for net proceeds of £77 million which resulted in a profit on disposal of £38 million.
     In the 2005 financial year BT incurred an impairment charge of £25 million, being BT’s share of a write down of Albacom’s assets prior to Albacom becoming a subsidiary.

OPERATING PROFIT
In the 2006 financial year, operating profit before specific items described above was 2% lower than the 2005 financial year at £2,633 million. This reflects the increased operating costs, described above, in the 2006 financial year more than offsetting the revenue growth.
     Total operating profit for the 2006 financial year was £2,495 million compared to a profit of £2,992 million in the 2005 financial year.

34 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

NET FINANCE EXPENSE

	2006 £m	2005 £m

Interest on borrowings	916	1,053
Loss arising on derivatives not in a designated hedge relationship	8	–
Interest on pension scheme liabilities	1,816	1,720

Total finance expense	2,740	2,773
Income from listed investments	(44)	(47)
Other interest and similar income	(154)	(209)
Expected return on pension scheme assets	(2,070)	(1,918)

Total finance income	(2,268)	(2,174)

Net finance expense	472	599

In the 2006 financial year, net finance expense at £472 million were £127 million lower than last year with the net finance income associated with the group’s defined benefit pension obligation of £254 million, being £56 million higher than the 2005 financial year. The interest on pension scheme liabilities and expected return on pension scheme assets reflects the IAS 19 assumptions and valuation as at 31 March 2005.
     The reduction in the interest on borrowings reflects the decrease in the group’s debt. The reduction in other interest and similar income reflects the lower level of investment holdings following their utilisation on funding the maturity of bonds, offset by a gain of £27 million on the group’s US dollar convertible 2008 bond which was redeemed during the year.
     Interest cover in the 2006 financial year, excluding the net finance income associated with the group’s defined benefit pension obligation, represented 3.6 times total operating profit before specific items, and compares with interest cover of 3.4 in the 2005 financial year. The improvement in cover was due to the reduction in the interest expense mainly arising from the reduction in net debt.

ASSOCIATES AND JOINT VENTURES
The results of associates and joint ventures before specific items are shown below:

	2006 £m	2005 £m

Share of post tax profit (loss) of associates and joint ventures	16	(14)

The group’s share of post tax profits (losses) from associates and joint ventures, before specific items, was a profit of £16 million in the 2006 financial year. This compares to a loss of £14 million in the 2005 financial year.
     The principal contributors to profit before taxation in the 2006 financial year were LG Telecom in Korea of £7 million (2005: £6 million) and Tech Mahindra Limited of £13 million (2005: £6 million). In the 2005 financial year Albacom in Italy also contributed a loss of £22 million prior to becoming a subsidiary.

PROFIT BEFORE TAXATION
The group’s profit before taxation for the 2006 financial year was £2,040 million, compared with a profit of £2,354 million in the 2005 financial year.
     The group’s profit before taxation before specific items for the 2006 financial year was £2,177 million, compared with £2,080 million in the 2005 financial year. The improvement in profit was mainly due to cost efficiency savings, lower leaver costs, lower net finance charges and increased profits from joint ventures and associates.

TAXATION
The tax charge for the 2006 financial year was £492 million and comprised a charge of £533 million on the profit before taxation and specific items, offset by tax relief of £41 million on certain specific items. The tax charge for the 2005 financial year was £525 million and comprised a £541 million charge on the profit before tax and specific items, offset by tax relief of £16 million on certain specific items. The tax charge on the profit before taxation and specific items is at an effective rate of 24.5%. This reduction in the effective rate from 26.0% in the 2005 financial year reflects the continued improvements in the tax efficiency of the group.

EARNINGS PER SHARE
The basic earnings per share of 18.4 pence per share for the 2006 financial year compare with 21.5 pence for the 2005 financial year. The following table illustrates the impact of specific items on the basic earnings per share.

	2006 pence	2005 pence

Basic earnings per share before specific items	19.5	18.1
Specific items	(1.1)	3.4

Total basic earnings per share	18.4	21.5

Basic earnings per share before specific items of 19.5 pence for the 2006 financial year compare with an equivalent of 18.1 pence for the 2005 financial year.
     Diluted earnings per share were not materially different in either year.

DIVIDENDS
The Board recommends a final dividend of 7.6 pence per share (2005: 6.5 pence per share) to shareholders, amounting to £632 million (2005: £551 million). This will be paid, subject to shareholder approval, on 11 September 2006 to shareholders on the register on 18 August 2006. When combined with the 2006 interim dividend of 4.3 pence per share, the total dividend proposed for the 2006 financial year is 11.9 pence per share, totalling £993 million (2005: £883 million). This compares to 10.4 pence in the 2005 financial year, an increase of 14%.
     Dividends paid in the 2006 financial year were £912 million (2005: £786 million) and have been presented as a deduction in shareholders’ equity.
     We continue with our progressive dividend policy. We expect our pay out ratio to rise to around two-thirds of underlying earnings by the 2008 financial year.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 35

FINANCING
Summarised cash flow statement

	2006 £m	2005 £m

Cash flow from operations	5,777	5,906
Income taxes paid	(390)	(332)

Net cash inflow from operating activities	5,387	5,574
Net purchase of property, plant, equipment and software	(2,874)	(2,945)
Net acquisition of subsidiaries, associates and joint ventures	(167)	(418)
Net sale of current and non current asset investments	3,221	1,249
Interest received	185	374

Net cash received (used) in investing activities	365	(1,740)
Net repayment of borrowings and derivatives	(2,946)	(1,292)
Equity dividends paid	(907)	(784)
Repurchase of shares	(339)	(193)
Interest paid	(1,086)	(1,260)

Net cash used in financing activities	(5,278)	(3,529)

Net increase in cash and cash equivalents	474	305

Decrease in net debt resulting from cash flows	199	887

The cash inflow from operations of £5,777 million in the 2006 financial year compares with £5,906 million, primarily as a result of lower working capital inflows of £120 million compared to £253 million in the 2005 financial year. Tax paid in the 2006 financial year totalled £390 million compared with £332 million in the 2005 financial year. This increase in tax payments was primarily as a result of normalisation of tax payments following low tax payments in the 2005 financial year.
     Net cash inflow from investing activities of £365 million in the 2006 financial year compares with a net cash outflow of £1,740 million in the 2005 financial year. This includes a net cash inflow of £3,221 million on investments, which were used to partly fund the repayment of maturing debt. Net cash outflow for the purchase of property, plant and equipment and computer software was £2,874 million, compared to £2,945 million in the 2005 financial year. The net cash outflow for acquisitions in the 2006 financial year totalled £167 million and mainly related to the acquisitions of Radianz and Atlanet. In the 2005 financial year the net cash outflow of £418 million mainly related to the acquisitions of Infonet and Albacom. Interest received was £185 million in the 2006 financial year compared to £374 million in 2005 which included receipts on restructuring the group’s swap portfolio.
     Net cash outflow from financing activities of £5,278 million in the 2006 financial year compares with £3,529 million in the 2005 financial year. Included in the 2006 net cash outflow is a repayment of £4,432 million for maturing debt. In addition, the group raised a new sterling floating rate borrowing for £1,000 million and issued new commercial paper raising net proceeds of £464 million. Equity dividends paid in 2006 were £907 million whilst those paid in the 2005 financial year totalled £784 million. Interest paid was £1,086 million compared to £1,260 million in the prior year which included payments on restructuring the group’s swap portfolio.
     During the 2006 financial year the share buyback programme continued with the group repurchasing 166 million shares for consideration of £360 million. During the 2005 financial year the group repurchased 101 million shares for consideration of £195 million.
     As 31 March 2006, net debt was £7,534 million, a reduction of £359 million from 31 March 2005. The group’s definition of net debt, which is a non-GAAP measure, is provided on page 83.

	2006 £m	2005 £m

Free cash flow
Cash generated from operating activities	5,387	5,574
Net purchase of property, plant equipment and software	(2,874)	(2,945)
Net sale (purchase) of non current asset investments	(1)	537
Dividends from associates	1	2
Interest received	185	374
Interest paid	(1,086)	(1,260)

Free cash flow	1,612	2,282

Free cash flow is defined as the net increase in cash and cash equivalents less flows from financing activities (excluding interest paid) less the flows from the acquisition or disposal of subsidiaries, joint ventures and associates. It is a non-GAAP measure since it is not defined under IFRS, but it is a key indicator used by management in order to assess operational performance. Free cash flow was £1,612 million in the 2006 financial year, compared to £2,282 million in the 2005 financial year. The reduction in free cash flow compared to the 2005 financial year is mainly due to the impact of proceeds of £537 million from the disposal of non-current asset investments in the 2005 financial year, mainly in respect of the disposal of Eutelsat, Starhub and Intelsat. Other factors contributing to the decrease were lower working capital inflows and higher normalised tax payments following low tax payments in the 2005 financial year. This has been partly offset by lower cash payments on purchase of property, plant and equipment and software in the 2006 financial year, although capital additions and accruals are higher at the end of the 2006 financial year.

TREASURY POLICY
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the centralised treasury operations and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities.
     We have set out further details on this topic in note 33 to the financial statements.

36 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

OFF-BALANCE SHEET ARRANGEMENTS
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 28)
     Capital commitments and guarantees (note 28)

CAPITAL RESOURCES
During the period under review the group has reduced its level of borrowings so that its net debt was £7.5 billion at 31 March 2006 compared with £7.9 billion at 31 March 2005 (based on BT’s definition of net debt as set out in note 10).
     The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.
     There has been no significant change in the financial or trading position of the group since 31 March 2006.
     The following table sets out the group’s contractual obligations and commitments as they fall due for payment, as at 31 March 2006.

	Payments due by period

Contractual obligations and commitments	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	More than 5 years £m

Loans and other borrowings	9,078	1,622	1,225	2,814	3,417
Finance lease obligations	845	318	294	22	211
Operating lease obligations	9,782	474	888	843	7,577
Capital commitments	754	684	70	–	–

Total	20,459	3,098	2,477	3,679	11,205

At 31 March 2006, the group had cash, cash equivalents and current asset investments of £2,330 million. At that date, £1,750 million of debt fell due for repayment in the 2007 financial year. The group had unused short-term bank facilities, amounting to approximately £1,535 million at 31 March 2006. These resources will allow the group to settle its obligations as they fall due.

FINANCIAL RISK MANAGEMENT
Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings, which totalled £5.4 billion at 31 March 2006, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on any imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2006 to fall by less than £150 million, with an insignificant effect on the group’s profits. This is consistent with the position at year ended 31 March 2005.
     The majority of the group’s long-term borrowings have been, and are, subject to sterling fixed interest rates after applying the impact of hedging instruments. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2006, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion compared to £5.3 billion at 31 March 2005.
     The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants providing that if the BT group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody’s downgraded BT’s credit rating to Baa1, which increased BT’s annual finance expense by approximately £32 million. BT’s credit rating from S&P is A minus. Based upon the total amount of debt of £5 billion outstanding on these instruments at 31 March 2006, BT’s annual finance expense would increase by approximately £24 million if BT’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT’s credit rating with Moody’s was to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £12 million.
     Based upon the composition of net debt at 31 March 2006, a one percentage point increase in interest rates would increase the group’s annual net finance expense by around £10 million. This is consistent with the position at 31 March 2005.
     The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where management have a legal right of set off and the ability and intention to settle net, the relevant asset and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources. The group manages liquidity risk by maintaining adequate committed borrowing facilities. Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period.
     The group has limited exposure to equity securities price risk on investments held by the group.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 37

CAPITAL EXPENDITURE
Capital expenditure on property, plant and equipment and computer software (excluding the movement on capital accruals) totalled £3,142 million in the 2006 financial year, compared with £3,011 million in the 2005 financial year. Capital expenditure is expected to be just over £3 billion in the 2007 financial year as the group invests in its 21st century network (21CN) programme.
     Of the capital expenditure in the 2006 financial year, £270 million was in Europe, outside of the UK, the Americas and Asia Pacific compared to £152 million in the 2005 financial year.
     Contracts placed for ongoing capital expenditure totalled £754 million at 31 March 2006. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

ACQUISITIONS
The total amount invested in acquisitions in the 2006 financial year was £167 million, being mainly due to the acquisitions of Radianz and Atlanet. In April 2005 the group completed the acquisition of Radianz for total consideration of £143 million, including cash on the balance sheet and debt assumed on acquisition. Net of cash and debt acquired, the cash consideration was £71 million. This gave rise to goodwill of £39 million. In February 2006 the group completed the acquisition of Atlanet for £65 million, including £7 million of deferred consideration, being £53 million net of cash. This gave rise to goodwill of £30 million. The total amount invested in the 2005 financial year was £453 million, being mainly the acquisitions of Infonet and Albacom.

BALANCE SHEET
Net assets at 31 March 2006 amounted to £1,607 million compared to £95 million at 31 March 2005, with the increase of £1,512 million mainly due to the retained profits for the year of £1,548 million and actuarial gains of £1,485 million (net of deferred tax) offset by dividends of £912 million, losses on cash flow hedges of £155 million (net of deferred tax) and the net purchase of treasury shares of £344 million.
     BT’s non current assets totalled £17,978 million at 31 March 2006 of which £15,489 million were property, plant and equipment, principally forming the UK fixed network. At 31 March 2005 non current assets were £18,212 million and property, plant and equipment were £15,391 million.
     BT Group plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had profit and loss reserves of £9,499 million at 31 March 2006 and £9,647 million at 31 March 2005.

RETURN ON CAPITAL EMPLOYED
The return before specific items on the average capital employed was 16.8% for the 2006 financial year. In the 2005 financial year the group made a return before specific items of 16.5%.

PENSIONS
The group’s total pension operating charges for the 2006 and 2005 financial years were £603 million and £540 million, respectively. This includes £552 million and £507 million, respectively, in relation to the BTPS. The increase in the pension charge in the 2006 financial year partly reflects the introduction of Smart Pensions (a salary sacrifice scheme) part way through the 2005 financial year, as a result of which there is a switch between wages and salaries and pension charges, as well as increases in pensionable pay.
     The detailed IAS 19 disclosures are provided in the notes to the consolidated financial statements. At 31 March 2006 the IAS 19 deficit was £1.8 billion, net of tax, being a £1.6 billion reduction from £3.4 billion at 31 March 2005.
     The number of retired members and other current beneficiaries in the BTPS pension fund has been increasing in recent years. Consequently, BT’s future pension costs and contributions will depend on the investment returns of the pension fund and life expectancy of members and could fluctuate in the medium term.
     The BTPS was closed to new entrants on 31 March 2001 and we launched a new defined contribution pension scheme for people joining BT after that date which is to provide benefits based on the employees’ and the employing company’s contributions. This change is in line with the practice increasingly adopted by major UK groups and is designed to be more flexible for employees and enable the group to determine its pension costs more precisely than is the case for defined benefit schemes.
     The most recently completed triennial actuarial valuation of the BTPS, performed by the BTPS independent actuary for the trustees of the scheme, was carried out as at 31 December 2002. This valuation showed the fund to be in deficit to an amount of £2.1 billion. Assets of the fund of £22.8 billion at that date covered 91.6% of the fund’s liabilities.
     Under the 2002 funding plan the contribution rate was 12.2% of pensionable pay (18.2% under Smart Pensions) and the company agreed to make annual deficiency contributions to the BTPS of £232 million. In the 2006 financial year deficiency payments were £54 million and no payments were made in the 2005 financial year. This was because in the 2004 financial year total deficiency contributions of £612 million were made, including early payment of £380 million scheduled for payment in the 2005 and 2006 financial years. The triennial actuarial valuation at 31 December 2005 is currently being performed by the scheme’s independent actuaries and reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984. Until that is completed, the contributions will continue to be paid in accordance with the 2002 funding plan.

GEOGRAPHICAL INFORMATION
In the 2006 financial year, approximately 87% of the group’s revenue was generated by operations in the UK, compared with 91% in the 2005. BT’s operating profits have been derived from its UK operations with losses being incurred outside the UK in the 2006 and 2005 financial years.

REGULATORY FINANCIAL INFORMATION
Ofcom requires regulatory financial information in order to monitor and enforce various obligations that are placed on dominant providers in markets where they are found to have significant market power (‘SMP’). The current regulatory financial reporting regime for BT has evolved over time in response to the ongoing changes in the regulatory environment. The last significant consultation on the regime was in 2004 in response to the regulatory framework for electronic communications network services that came into effect on 25 July 2003. The SMP activities presented separately in the

38 BT Group plc Annual Report and Form 20-F 2006	Operating and financial review

regulatory financial statements do not necessarily correspond with any businesses separately managed, funded or operated within the group.

REGULATION, COMPETITION AND PRICES
See pages 13 to 16 in the Business review.

COMPETITION AND THE UK ECONOMY
See page 15 in the Business review.

ENVIRONMENT
See pages 19 to 20 in the Business review.

CRITICAL ACCOUNTING POLICIES
The group’s principal accounting policies are set out on pages 65 to 72 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2006 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing asset lives of property, plant and equipment for depreciation purposes, assessing the stage of completion and likely outcome under long term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current and deferred tax liabilities. Details of critical accounting estimates and key judgements are provided in the accounting policies on page 70 to 71.

US GAAP
The group’s net income and earnings per share for the two years ended 31 March 2006 and 31 March 2005 and shareholders’ equity at 31 March 2006 and 2005 under US Generally Accepted Accounting Principles (US GAAP) are shown in the United States Generally Accepted Accounting Principles in note 35. Differences between IFRS and US GAAP include the treatment of leasing transactions, pension costs, redundancy costs, deferred taxation, capitalisation of interest and financial instruments.

US GAAP developments
In November 2005, the FASB issued Financial Staff Position (‘FSP’) FAS 115-1 and FAS 124-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’, which nullifies certain requirements of Emerging Issues Task Force (‘EITF’) Issue No. 03-1, ‘The Meaning of Other- Than-Temporary Impairment and Its Application to Certain Investments’ and supersedes EITF Abstracts Topic No. D-44, ‘Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value’. The guidance in this FSP is applied to reporting periods beginning after 15 December 2005. BT does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.
     In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3’. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principles. SFAS No. 154 applies to accounting periods beginning after 15 December 2005. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the Group.
     In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ (‘FSP FAS 123(R)-4’). FSP FAS 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to liability award. The application of this FSP did not have a material impact on the results or net assets of the group.
     In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’, that amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’. This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitised Financial Assets’. The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also SFAS No. 155 amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. BT is currently evaluating the impact of this statement.
     In March 2006 the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140’ that amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS No. 156 is effective for BT on 1 April 2007. BT does not anticipate that the adoption of this new statement at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

Operating and financial review	BT Group plc Annual Report and Form 20-F 2006 39

BOARD OF DIRECTORS AND OPERATING COMMITTEE

BOARD OF DIRECTORS
Sir Christopher Bland Chairman[d,e,f]
Sir Christopher Bland was appointed to the Board as Chairman on 1 May 2001. He chairs the Nominating and Community Support committees.
     He was chairman of the BBC Board of Governors from 1 April 1996 until 30 September 2001. From 1972 to 1979, Sir Christopher was deputy chairman of the Independent Broadcasting Authority and chairman of its Complaints Review Board. In 1982, he became a non-executive director of LWT Holdings and was chairman from 1983 to 1994, when LWT was acquired by Granada Group. From December 1994 to May 2000, he was chairman of NFC. From 1977 to 1985, he was chairman of Sir Joseph Causton & Sons.
     Sir Christopher, who was chairman of the Hammersmith and Queen Charlotte’s Hospitals Special Health Authority from 1982 to 1994 and of Hammersmith Hospital’s NHS Trust from 1994 to February 1997, was knighted for his work in the NHS in 1993. He was chairman of the Private Finance Panel from 1995 to 1996 and a member of the Prime Minister’s Advisory Panel on the Citizen’s Charter. He is a Senior Adviser at Warburg Pincus and chairman of the Royal Shakespeare Company. Aged 67.

EXECUTIVE DIRECTORS
Ben Verwaayen Chief Executive[a]
Ben Verwaayen was appointed to the Board on 14 January 2002 and became Chief Executive on 1 February 2002. He chairs the Operating Committee.
     Ben was formerly vice chairman of the management board of Lucent Technologies in the USA from October 1999. He joined Lucent in September 1997 as executive vice president international and became chief operating officer the following month. Prior to joining Lucent, Ben worked for KPN in the Netherlands for nine years as president and managing director of its telecoms subsidiary, PTT Telecom. From 1975 to 1988, he worked for ITT in Europe. He was created an Officer of the Order of Orange–Nassau in April 2006. He is a non-executive director of UPS. A Dutch national, he is aged 54.

Andy Green Chief Executive, BT Global Services[a]
Andy Green was appointed to the Board on 19 November 2001. He was appointed as Chief Executive of BT Global Services in October 2001. Since joining BT in 1986, he has held a number of positions, including Chief Executive of BT Openworld and Group Director of Strategy and Development. Andy was a member of the former Executive Committee from February 1995. He is a board member of e-skills UK and a non-executive director of NAVTEQ Corporation (a US corporation). Aged 50.

Hanif Lalani Group Finance Director[a,f]
Hanif Lalani was appointed to the Board on 7 February 2005 as Group Finance Director. He was formerly Chief Financial Officer for BT Wholesale. Since joining BT in 1983 he has held a number of positions, including Chief Executive of BT Northern Ireland and Managing Director BT Regions. Hanif was also chairman of OCEAN Communications (BT’s subsidiary in the Republic of Ireland). He was awarded the OBE in January 2003 for services to business in Northern Ireland. He is a Chartered Management Accountant. Aged 44.

Ian Livingston Chief Executive, BT Retail[a]
Ian Livingston was appointed as Chief Executive of BT Retail on 7 February 2005. He was formerly Group Finance Director from April 2002. Prior to joining BT, he was group finance director of Dixons Group from 1997. He joined Dixons in 1991 after working for 3i Group and Bank of America International. His experience at Dixons spanned a number of operational and financial roles, both in the UK and overseas. He was also a director of Freeserve from its inception. He is a Chartered Accountant and also a non-executive director of Ladbrokes. Aged 41.

Dr Paul Reynolds Chief Executive, BT Wholesale[a]
Paul Reynolds was appointed to the Board on 19 November 2001. In April 2000, he was appointed as Chief Executive of BT Wholesale. He joined BT in 1983, and has held a number of roles, including Director of the Office of the Chairman, Director of Multimedia and, from 1999, Managing Director of Networks and Information Services. He is a non-executive director of E-Access (a Japanese corporation). Aged 49.

NON-EXECUTIVE DIRECTORS
Sir Anthony Greener Deputy Chairman[b,c,d]
Sir Anthony Greener was appointed to the Board on 1 October 2000. He was appointed Joint Deputy Chairman and chairman of the Audit Committee on 1 January 2001. He is the senior independent director. He became Deputy Chairman and chairman of the Remuneration Committee on 18 July 2001.
     Sir Anthony is chairman of the Qualifications and Curriculum Authority. He was formerly chairman of Diageo. Prior to the merger of Guinness and Grand Metropolitan, he was chairman and chief executive of Guinness, having been chief executive of Guinness since 1992. A member of the board of United Learning Trust. Aged 65.

Matti Alahuhta[c]
Matti Alahuhta was appointed to the Board on 1 February 2006. He has been president of Kone Corporation since January 2005 and a director since 2003. He was formerly at Nokia Corporation for more than 20 years, where his most recent roles were executive vice president and chief strategy officer, president mobile phones then president telecommunications.
     Matti is foundation board chairman of the International Institute for Management Development (IMD) and chairman of Technology Industries of Finland Centennial Foundation. A Finnish national, he is aged 53.

Maarten van den Bergh[b,c,d,f]
Maarten van den Bergh was appointed to the Board on 1 September 2000. He chairs the Pension Scheme Performance Review Group. He is chairman of Akzo Nobel Supervisory Board and a non-executive director of British Airways and Royal Dutch Shell, and former chairman of Lloyds TSB Group.
     Prior to his retirement in July 2000, Maarten was president of the Royal Dutch Petroleum Company and vice chairman of its committee of managing directors from July 1998, having been appointed a managing director of the Royal Dutch Shell Group of companies in July 1992. A Dutch national, he is aged 64.

Clayton Brendish[b,e]
Clay Brendish was appointed to the Board on 1 September 2002. He is non-executive director and external chairman of the Meteorological Office Board, non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research Limited and a non-executive director of Herald Investment Trust. He is also a trustee of Economist Newspapers and the Foundation for Liver Research. Prior to his retirement in May 2001, Clay was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clay was co-founder and executive

40 BT Group plc Annual Report and Form 20-F 2006	Board of directors and Operating Committee

chairman of Admiral, incorporated in 1979. He also acted as an adviser to the Government on the efficiency of the Civil Service. Aged 59.

Phil Hodkinson[b,e]
Phil Hodkinson was appointed to the Board on 1 February 2006. He is group finance director of HBOS and chairman of Insight Investment. A Fellow of the Institute of Actuaries, he was formerly chairman of Clerical Medical Investment Group and Halifax Financial Services, and previously chief executive of Zurich Life and Eagle Star Life.
     Phil is a non-executive director of Business in the Community and chairman of the HBOS Foundation. Aged 48.

The Rt Hon Baroness Jay of Paddington PCc,e
Baroness (Margaret) Jay was appointed to the Board on 14 January 2002. She was formerly Lord Privy Seal, Leader of the House of Lords and Minister for Women. Previously, she was Minister of State at the Department of Health.
     Baroness Jay has held non-executive positions with Scottish Power, Carlton Television and LBC. She has been a member of the Central Research and Development Committee for the NHS, was a founding director of the National AIDS Trust and a governor of South Bank University. She is currently chairman of the Overseas Development Institute and a non-executive director of Independent News & Media and a member of its International Advisory Board. Aged 66.

John Nelson[b,d,f]
John Nelson was appointed to the Board on 14 January 2002. A Chartered Accountant, he retired as chairman of Credit Suisse First Boston Europe (CSFB) on 31 January 2002. He was a member of the executive board and chairman of the European executive committee of CSFB.
     Prior to joining CSFB in January 1999, John spent 13 years with Lazard Brothers. He was appointed vice chairman of Lazard Brothers in 1990. He was also a chairman of Lazard S.p.A. in Italy and a managing director of Lazard Freres, New York.
     He was a non-executive director of Woolwich until it was taken over by Barclays Bank in 2000. He is chairman of Hammerson, deputy chairman of Kingfisher and a senior advisor to Charterhouse Capital Partners. Aged 58.

Carl G Symon[b,c,g]
Carl Symon was appointed to the Board on 14 January 2002, and was appointed chairman of the Equality of Access Board when it became operational on 1 November 2005. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.
     Carl is chairman of HMV Group and a number of private companies and a non-executive director of Rolls-Royce and Rexam. A US national, he is aged 60.

OPERATING COMMITTEE
Ben Verwaayen Chief Executive
Andy Green Chief Executive, BT Global Services
Hanif Lalani Group Finance Director
Ian Livingston Chief Executive, BT Retail
Dr Paul Reynolds Chief Executive, BT Wholesale
See page 40 for biographical details.

COMPANY SECRETARY
Larry Stone[e]
Larry Stone, formerly Corporate Governance Director from 1 June 2000, was appointed Company Secretary on 27 March 2002. He previously held external relations and regulatory roles with BT in Tokyo and Brussels and with BT Cellnet (now O2). He is a trustee of the BT Pension Scheme, a member of the ifsProShare faculty and a member of the Primary Markets Group of the London Stock Exchange. Aged 48.

Key to membership of all Board committees:

[a]Operating
[b]Audit
[c]Remuneration
[d]Nominating
[e]Community Support
[f] Pension Scheme Performance Review Group
[g]Equality of Access Board

All the non-executive directors are considered independent of the management of the company.

Board of directors and Operating Committee	BT Group plc Annual Report and Form 20-F 2006 41

REPORT OF THE DIRECTORS

The directors submit their report and the audited financial statements of the company, BT Group plc, and the group, which includes its subsidiary undertakings, for the 2006 financial year.
     It is BT’s policy to achieve for all our operations best practice in our standards of business integrity. This includes a commitment to maintaining the highest standards of corporate governance and ethics throughout the group.
     The directors consider that BT has, throughout the year, complied with the provisions set out in section 1 of the 2003 Combined Code on Corporate Governance and that the Operating and financial review has been prepared in accordance with the principles in the Reporting Statement on the Operating and Financial Review issued by the Accounting Standards Board.

INTRODUCTION
BT Group plc is the listed holding company for the BT group of companies.
     The Operating and financial review on pages 6 to 39 and the Report of the Audit Committee, the Report of the Nominating Committee and the Report on directors’ remuneration on pages 48 to 61 form part of this report. The audited financial statements are presented on pages 65 to 122.

PRINCIPAL ACTIVITY
The group’s principal activity is the supply of communications solutions and services and includes: networked IT services; local, national and international telecommunications services; and broadband and internet products and services. In the 2006 financial year, approximately 87% of revenues were derived from operations in the UK. The group’s key performance indicators can be found in the Operating and financial review.

THE BOARD
Directors
The names and biographical details of the directors of the company are given on pages 40 to 41 in the Board of directors and Operating Committee. All served throughout the financial year, with the exception of Matti Alahuhta and Phil Hodkinson, who were appointed on 1 February 2006. Lou Hughes served as a director until 31 March 2006.

Election and re-election
All directors are required by the company’s articles of association to be elected by shareholders at the first AGM after their appointment, if appointed by the Board. A director must subsequently retire by rotation at an AGM at intervals of not more than three years. The director may seek re-election.
     In accordance with the articles of association, Matti Alahuhta and Phil Hodkinson, having been appointed as directors by the Board, retire at the forthcoming annual general meeting (AGM) and will be proposed for election. Sir Anthony Greener, Maarten van den Bergh and Clayton Brendish retire by rotation and will be proposed for re-election. Details of these directors’ contracts of appointment are included in the Report on directors’ remuneration.

Composition and role
The Board, which operates as a single team, is currently made up of the part-time Chairman, the Chief Executive, four other executive directors and eight non-executive directors. All of the non-executive directors during the 2006 financial year met, and continue to meet, the criteria for independence set out in the Combined Code and are therefore considered by the Board to be independent. In line with BT’s policy, the Board comprised a majority of independent non-executive directors throughout the 2006 financial year.
     The Board’s principal focus is the overall strategic direction, development and control of the group. In support of this the Board approves the group’s values, business practice policies, strategic plans, annual budget, capital expenditure and investments budgets, larger capital expenditure proposals and the group’s overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group’s operating and financial performance and reviews the risk register. These responsibilities are set out in a formal statement of the Board’s role. The Board has agreed the group’s corporate governance framework, including empowering the company’s key management committee, the Operating Committee, to make decisions on operational and other matters. The roles and powers of this committee are set out on page 43. Their powers and the authorities delegated to individual members of the Operating Committee are available to everyone in the group on the group’s intranet site.
     Historically the Board met every month, except in August. The standard Board cycle changed in the 2006 financial year to nine meetings each year. The Board met 11 times during the 2006 financial year including two ad hoc meetings to consider time-critical matters.
     The roles of the Chairman and the Chief Executive are separate. They are set out in written job descriptions, approved by the Nominating Committee. In addition to chairing the Board, the Chairman is responsible for consulting the non-executive directors, particularly the Deputy Chairman, on corporate governance issues, matters considered by the Nominating Committee, which the Chairman chairs, and the individual performances of the non-executive directors. The Chairman and the non-executive directors hold regular dinners at which they discuss matters without the executive directors being present. With the Chief Executive and the Secretary, the Chairman ensures the Board is kept properly informed, is consulted on all issues reserved to it and that its decisions are made in a timely and considered way that enables the directors to fulfil their fiduciary duties. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. He represents the company in specified strategic and Government relationships, as agreed with the Chief Executive, and generally acts as the bridge between the Board and the company’s executive team, particularly on the group’s broad strategic direction. The Chief Executive has final executive responsibility, reporting to the Board, for the success of the group. The Chairman’s other current significant commitments are shown in the Board of directors and Operating Committee.
     The Secretary manages the provision of timely, accurate and considered information to the Board for its meetings and, in consultation with the Chairman and Chief Executive, at other appropriate times. He recommends to the Chairman and the Chief Executive, for Board consideration where appropriate, the company’s corporate governance policies and practices and is responsible for their communication and implementation. The appointment and removal of the Secretary is a matter for the whole Board. He advises the Board on appropriate procedures for the management of its meetings and duties (and the meetings of the company’s principal committees), as well as the implementation of corporate governance and compliance within the group.

42 BT Group plc Annual Report and Form 20-F 2006	Report of the directors

BT’s non-executive directors
The Nominating Committee has agreed and periodically reviews the combination of experience, skills and other attributes which the non-executive directors as a whole are to bring to the Board. This profile is used by the Committee when the appointment of a non-executive director is being considered to assess the suitability of candidates, who are put forward by the directors and outside consultants. Short-listed candidates meet the Committee, which then recommends to the Board a candidate(s) for appointment.
     The non-executive directors provide a strong, independent element on the Board. Between them, they bring experience and independent judgement, gained at the most senior levels, of international business operations and strategy, finance, marketing, technology, communications and political and international affairs.
     Sir Anthony Greener, the Deputy Chairman, is the senior independent director. He chairs the Audit and Remuneration Committees. In his capacity as the chairman of the Remuneration Committee, he meets with BT’s major institutional shareholders. The Deputy Chairman also continues to be available to discuss matters with institutional shareholders where it would be inappropriate for those discussions to take place with either the Chairman or the Chief Executive.
     Non-executive directors are appointed initially for three years, subject to three months’ termination notice from either BT or the director. At the end of the first three years the appointment may be continued by mutual agreement. Each non-executive director is provided, upon appointment, with a letter setting out the terms of his or her appointment, including membership of Board committees, the fees to be paid and the time commitment expected from the director. The letter also covers such matters as the confidentiality of information and the company’s share dealing code.

Principal Board committees
The Operating Committee, the company’s key management committee, meets weekly and is chaired by the Chief Executive, Ben Verwaayen. The other members are the Group Finance Director and the Chief Executives of BT Retail, BT Wholesale and BT Global Services. The Secretary attends all meetings. The Group Strategy and the Group HR Directors normally attend each meeting. The Committee has collective responsibility for running the group’s business end-to-end. To do that, it develops the group’s strategy and budget for Board approval, recommends to the Board the group’s capital expenditure and investments budgets, monitors the financial, operational and customer quality of service performance of the whole group, reviews the group’s risks register, allocates resources across the group within plans agreed by the Board, plans and delivers major cross-business programmes and reviews the senior talent base and succession plans of the group. Within the group’s corporate governance framework, approved by the Board, the Operating Committee is empowered to approve, up to limits after which Board approval is required, capital expenditure, disposals of fixed assets, the making of investments by the group and divestments. It is authorised to delegate these approvals, up to its own limits, to senior executives.
     To meet best corporate governance practice, the Audit Committee, the Remuneration Committee and the Nominating Committee have long been an established part of BT’s system of governance. Each committee has written terms of reference, which are available on the company’s website. The Report of the Audit Committee, the Report of the Nominating Committee and the Report on directors’ remuneration are on pages 48 to 61.
     The Equality of Access Board (EAB) was established on 1 November 2005, as part of the Undertakings given by BT to Ofcom following Ofcom’s Strategic Review of Telecommunications, to monitor, report and advise BT on BT’s compliance with these Undertakings. The EAB is a committee of the BT Group plc Board, which formally approved its formation and its terms of reference. As required by the Undertakings, the EAB comprises five members: Carl Symon, a BT Group plc non-executive director and chairman of the EAB; a BT senior executive, Sally Davis, Chief Portfolio Officer; and three independent members: Sir Bryan Carsberg, Stephen Pettit and Dr Peter Radley. The EAB reports regularly to the Board.

Meetings attendance
The following table shows the attendance of directors at meetings of the Board and Audit, Remuneration and Nominating Committees during the 2006 financial year.

	Board[c]	Audit Committee	Remuneration Committee	Nominating Committee

	(Attendance shown for committee member)
Number of meetings	11	4	4	4

Sir Christopher Bland	11			4
Matti Alahuhta[a]	2
Maarten van den Bergh	9	4	4	3
Clay Brendish	9	4
Andy Green	11
Sir Anthony Greener	8	2	4	3
Phil Hodkinson[a]	1
Lou Hughes[b]	6	3	3
Margaret Jay	10		4
Hanif Lalani	11
Ian Livingston	11
John Nelson	9	4		4
Paul Reynolds	10
Carl Symon	9	4	4
Ben Verwaayen	11

[a]Appointed a director on 1 February 2006
[b]Granted unpaid leave of absence by the Board from 1 September 2004 to 30 June 2005 to lead the civil reconstruction effort for the US Government in Afghanistan. Resigned as a director on 31 March 2006

[c]Includes two ad hoc meetings

Service agreements
The Chairman and executive directors have service agreements, which are approved by the Remuneration Committee. Information about the periods of these contracts is in the Report on directors’ remuneration.

Independent advice
The Board has a procedure for directors, in furtherance of their duties, to take independent professional advice if necessary, at the company’s expense. In addition, all directors have access to the advice and services of the Secretary.

Training and information
On appointment, the directors take part in an induction programme when they receive information about BT, the role of the Board and the matters reserved for its decision, the terms of reference and membership of the principal Board committees, and the powers delegated to those committees, the company’s corporate governance policies and procedures, including the powers reserved to the group’s most senior executives, and the latest financial information about the group. This is supplemented by visits to key BT locations and meetings with members of the Operating Committee and other

Report of the directors	BT Group plc Annual Report and Form 20-F 2006 43

key senior executives. Each year, Directors participate in BT’s ‘Back to the floor’ programme, an activity that demonstrates commitment to our customers and the people who serve them. Throughout their period in office the directors are continually updated on BT’s business, the competitive and regulatory environments in which it operates, technology and corporate social responsibility matters and other changes affecting BT and the communications industry as a whole, by written briefings and meetings with senior BT executives. Directors are also advised on appointment of their legal and other duties and obligations as a director of a listed company, both in writing and in face-to-face meetings with the Secretary. They are reminded of these duties each year and they are also updated on changes to the legal, accounting and governance requirements on the company and themselves as directors. During the 2006 financial year, for example, they have attended presentations on BT’s 21CN Investment Programme, on the effects of the introduction of International Financial Reporting Standards on the group’s results and on the US Sarbanes-Oxley Act of 2002, which affects BT because its securities are registered with the US Securities and Exchange Commission (SEC); and received briefings on changes to UK company law and various corporate governance proposals from the European Commission. The Chairman also sends a weekly e-mail to non-executive directors with topical sector highlights.
     Guidelines are in place concerning the content, presentation and delivery of papers for each Board meeting, so that the directors have enough information to be properly briefed sufficiently far ahead of each Board meeting and at other appropriate times.

Directors’ and officers’ liability insurance and indemnity
For some years the company has purchased insurance to cover its directors and officers against their costs in defending themselves in civil legal proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. At the date upon which this report was approved, and throughout the 2006 financial year, the company’s wholly-owned subsidiary, British Telecommunications plc, has provided an indemnity in respect of all the company’s directors. Neither the insurance nor the indemnity provides cover where the director has acted fraudulently or dishonestly.

Interest of management in certain transactions
During and at the end of the 2006 financial year, none of the company’s directors was materially interested in any material transaction in relation to the group’s business and none is materially interested in any presently proposed material transactions.

SUBSTANTIAL SHAREHOLDINGS
At 17 May 2006, the company had received notifications from Legal & General Investment Management Limited, Barclays PLC and Brandes Investment Partners LLC, under Part VI of the Companies Act 1985, in respect of holdings of 318,525,417 shares, 369,832,178 shares and 413,832,977 shares respectively, representing holdings of 3.8%, 4.3% and 4.9% of the company’s issued ordinary share capital.

POLICY ON THE PAYMENT OF SUPPLIERS
BT subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. The normal payment terms are 42 calendar days from date of receipt of a due and valid invoice. BT will make payment to the supplier on the next payment run following expiry of this term. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2006 financial year and the amounts owed to its trade creditors at the end of the year was 39 calendar days.

CHARITABLE DONATIONS
Details of charitable donations made by the group can be found in Business review – Community investment.

POLITICAL DONATIONS
The company’s continuing policy is that no company in the group shall make contributions in cash or kind to any political party, whether by gift or loan. Arrangements are in place to implement this policy. However, the definition of political donations used in the Companies Act 1985 is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the company, which make an important contribution to their understanding of BT. These activities are carried out on an even-handed basis related broadly to the major UK political parties’ electoral strength. The authority we are requesting at the AGM is not designed to change the above policy. It will, however, ensure that BT acts within the provisions of the Companies Act 1985 requiring companies to obtain shareholder authority before they can make donations to EU political organisations (which includes UK political parties) as defined in the Act. During the 2006 financial year the company’s wholly-owned subsidiary, British Telecommunications plc, made the following payments to cover the cost of hosting briefing meetings about the company’s activities with MPs and MEPs: Labour Party £9,956; Conservative Party £10,867; Liberal Democrats Party £1,747; Scottish National Party £1,200; Plaid Cymru £88. No loans were made to any political party by any company in the BT group.

FINANCIAL INSTRUMENTS
Details of the financial risk management objectives and policies of the group and exposure of the group to interest risk, foreign exchange risk, credit risk, liquidity risk and price risk is given on page 37 and note 33 on pages 105 to 110.

AUDITORS
Resolutions to reappoint PricewaterhouseCoopers LLP as auditors of the company and to authorise the directors to settle their remuneration will be proposed at the AGM.

AUTHORITY TO PURCHASE SHARES
The authority given at last year’s AGM of the company held on 13 July 2005 for the company to purchase in the market 850 million of its shares, representing 10% of the issued share capital, expires on 12 October 2006. Shareholders will be asked to give a similar authority at the AGM.
     During the 2006 financial year, 166 million shares of 5 pence each were purchased under this authority (1.9% of the share capital) for a total consideration of £360 million, at an average price of £2.17 per share. The shares were purchased in an on-market programme of buying back the company’s shares, initiated in November 2003, as part of the company’s shareholder distribution strategy. 290 million shares have been

44 BT Group plc Annual Report and Form 20-F 2006	Report of the directors

retained as treasury shares. At 17 May 2006, 22 million treasury shares had been transferred to meet the company’s obligations under its employee share plans.

RELATIONS WITH SHAREHOLDERS
Senior executives, led by the Chief Executive and the Group Finance Director and including, as appropriate, the other executive directors, hold meetings with the company’s principal institutional shareholders to discuss the company’s strategy, financial performance and specific major investment activities. The Deputy Chairman also attends, at his discretion and in consultation with the Chairman and the Chief Executive, meetings with shareholders during the year. All non-executive directors have an invitation to attend investors’ meetings if they wish. The company also maintains contact with investors, when appropriate, through the chairman of the Remuneration Committee and other senior executives to discuss overall remuneration policies and plans. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the company’s shareholders. The directors are provided with either full or summarised reports and other written briefings from the company’s major shareholders and analysts and are regularly informed by the Secretary about the holdings of its principal shareholders. The Secretary also surveys the company’s retail shareholders about the quality of the company’s shareholder communications and share registration services.
     We are continuing our policy that shareholders vote on the annual report at the AGM. Shareholders will also again be asked to vote separately on the Report on directors’ remuneration.
     It is part of our policy to involve shareholders fully in the affairs of the company and to give them the opportunity at the AGM to ask questions about the company’s activities and prospects. We also give the shareholders the opportunity to vote on every substantially different issue by proposing a separate resolution for each issue.
     The proxy votes for and against each resolution, as well as abstentions, will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on each resolution on a show of hands and at the end of the meeting. It is our policy for all directors to attend the AGM if at all possible. Whilst, because of ill health or other pressing reasons, this may not always be possible, in normal circumstances this means that the chairmen of the Audit, Nominating and Remuneration committees are at the AGM and are available to answer relevant questions. All the directors attended the 2005 AGM.
     The Annual Review and Notice of Meeting 2006 and, if requested, the Annual Report and Form 20-F, are sent to shareholders in the most cost-effective fashion, given the large number of shareholders. We aim to give as much notice as possible and at least 21 clear days, as required by the company’s articles of association. In practice, these documents are being sent to shareholders more than 20 working days before the AGM.
     Established procedures ensure the timely release of share price sensitive information and the publication of the company’s financial results and regulatory financial statements. All external announcements are also reviewed for accuracy and compliance requirements by a committee of senior executives, the Disclosure Committee, which is chaired by the Secretary.

STATEMENT OF BUSINESS PRACTICE
To reinforce our commitment to achieve best practice in our standards of business integrity and ethics, BT has had in place a written statement of business practice (The Way We Work) for nearly seven years. The statement covers all our operations. A copy of the statement has been sent to every employee and is available in eight languages. Copies are also sent to the employees of newly acquired subsidiaries.
     These high-level principles are supported by a continuing and comprehensive communications programme and online training. A confidential helpline and dedicated e-mail facility are also available to employees who have questions about the application of these principles. The helpline number is published externally as part of the statement of business practice. We also continue to require our agents and contractors to apply these principles when representing BT. BT’s new Undertakings code of practice (It Matters) forms part of BT’s statement of business practice and is consistent with it.

PENSION FUNDS
BT’s two main pension funds – the BT Pension Scheme and the BT Retirement Plan – are not controlled by the Board but by separate trustees who are company and union nominees, under independent chairmen. The trustees look after the assets of the funds, which are held separately from those of the company. The pension funds’ assets can only be used in accordance with their respective rules and for no other purpose.

INTERNAL CONTROL AND RISK MANAGEMENT
The Board is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems, which it does annually. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.
     The Board also takes account of significant social, environmental and ethical matters that relate to BT’s businesses and reviews annually BT’s corporate social responsibility. The company’s workplace practices, specific environmental, social and ethical risks and opportunities and details of underlying governance processes are dealt with in the Business review – Motivating our people and living the BT values and Our commitment to society.
     BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2006 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the Internal Control: Guidance for Directors on the Combined Code first published in the UK in September 1999.
     Risk assessment and evaluation takes place as an integral part of the group’s annual strategic planning cycle. The group has a detailed risk management process, culminating in a Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. The group’s current key risks are summarised in Business Review – Group risk factors.
     The key features of the risk management process comprise the following procedures:
•	senior executives, led by the Secretary, review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed

Report of the directors	BT Group plc Annual Report and Form 20-F 2006 45

by the Operating Committee before being reviewed and approved by the Board.
•	the lines of business carry out risk assessments of their operations, have created registers relating to those risks, and ensure that the key risks are addressed.
•	senior management reports regularly to the Group Finance Director on the operation of internal controls in its area of responsibility.
•
the Chief Executive receives annual reports from senior executives with responsibilities for major group operations with their opinion on the effectiveness of the operation of internal controls during the financial year.

•
the group’s internal auditors carry out continuing assessments of the quality of risk management and control. Internal Audit reports to the management and the Audit Committee on the status of specific areas identified for improvement. Internal Audit also promotes effective risk management in the lines of business operations.

•
the Audit Committee, on behalf of the Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal auditors and from the external auditors and reports its conclusions to the Board. The Audit Committee has carried out these actions for the 2006 financial year.

     New subsidiaries acquired during the year have not been included in the above risk management process. They will be included for the 2007 financial year. Material joint ventures and associates, which BT does not control, outside the UK have not been dealt with as part of the group for the purposes of this internal control assessment.
     The Board has approved the formal statement of matters which are reserved to it for consideration, approval or oversight. It has also approved the group’s corporate governance framework, which sets out the high level principles by which the group is managed and the responsibilities and powers of the Operating Committee and the group’s senior executives. As part of this framework the development and implementation of certain powers relating to group-wide policies and practices are reserved to identified senior executives.

US SARBANES-OXLEY ACT OF 2002
BT has securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. BT complies with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable to the group.
     With the appointment of Phil Hodkinson, it is the opinion of the Board that the Audit Committee now includes a member who is an ‘audit committee financial expert’, and who is independent (as defined for this purpose). The Board considers that the Committee’s members generally have broad commercial and business leadership experience, having held various roles in accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee.
     The Chief Executive and Group Finance Director, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report and Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The Chief Executive and Group Finance Director have also provided the certifications required by the Sarbanes-Oxley Act.
     There were no changes in BT’s internal control over financial reporting that occurred during the year ended 31 March 2006 that have materially affected, or are reasonably likely to materially affect, BT’s internal control over financial reporting. Preparations are well advanced for BT to be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. BT is required to report under Section 404 in the 2007 Annual Report and Form 20-F.
     The code of ethics for the Chief Executive, Group Finance Director and Director Group Financial Control and Treasury, adopted for the purposes of the Sarbanes-Oxley Act, is posted on the company’s website at www.bt.com/ethics

THE NEW YORK STOCK EXCHANGE
The company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (NYSE), is obliged to disclose any significant ways in which its corporate governance practices differ from the corporate governance listing standards of the NYSE.
     The company has reviewed the NYSE’s new listing standards and believes that its corporate governance practices are consistent with them, with the following exception where the company does not meet the strict requirements set out in the standards. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors and with written terms of reference which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. BT has a Nominating Committee chaired by the Chairman Sir Christopher Bland. It does not develop corporate governance principles for the Board’s approval. The Board approves the group’s overall system of internal controls, governance and compliance authorities. The Board and the Nominating Committee are made up of a majority of independent, non-executive directors.
     The Sarbanes-Oxley Act, the SEC and NYSE introduced rules on 31 July 2005 requiring the company to comply with certain provisions relating to the Audit Committee. These include the independence of Audit Committee members and procedures for the treatment of complaints regarding accounting or auditing matters. The company is fully compliant with these requirements.

FINANCIAL STATEMENTS
So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.
     A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibility. The directors’ statement on going concern is included in the Operating and financial review – Financial review – Capital resources on page 37.

46 BT Group plc Annual Report and Form 20-F 2006	Report of the directors

AGM RESOLUTIONS
The resolutions to be proposed at the AGM at the Barbican Centre, London, on 12 July 2006, together with explanatory notes, appear in the separate Annual Review & Notice of Meeting 2006 sent to all shareholders.

By order of the Board
Larry Stone
Secretary
17 May 2006

Report of the directors	BT Group plc Annual Report and Form 20-F 2006 47

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is chaired by Sir Anthony Greener, the Deputy Chairman and senior independent director. The other members are Maarten van den Bergh, Clay Brendish, Phil Hodkinson, John Nelson and Carl Symon. They are all independent non-executive directors. They were members of the Committee throughout the 2006 financial year with the exception of Phil Hodkinson who was appointed on 1 February 2006. Lou Hughes stepped down on 31 March 2006 when he stepped down from the Board. The Board considers that the Committee’s members have broad commercial knowledge and extensive business leadership experience, having held various roles in accountancy, financial management and supervision, treasury and corporate finance and that there is a broad and suitable mix of business, financial and IT experience on the Committee. The Board has reviewed membership of the Committee and is satisfied that several of the Committee’s members have the recent and relevant financial experience required for the provisions of the Combined Code and, with the appointment of Phil Hodkinson, it is the opinion of the Board that the Audit Committee includes a member who is an ‘audit committee financial expert’ for purposes of the Sarbanes-Oxley Act of 2002.

COMMITTEE ROLE
The Committee recommends the appointment and reappointment of the company’s external auditors and considers their resignation or dismissal, recommending to the Board appropriate action to appoint new auditors. It ensures that key partners are rotated at appropriate intervals. It discusses with the auditors the scope of their audits before they commence, reviews the results and considers the formal reports of the auditors and reports the results of those reviews to the Board. It reviews the auditors’ performance, including the scope of the audit, and recommends to the Board appropriate remuneration.
     As a result of regulatory or similar requirements, it may be necessary to employ the company’s external auditors for certain non-audit work. In order to safeguard the independence and objectivity of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company. The overall policies and the processes to implement them were reviewed and appropriately modified in the light of the provisions of the US Sarbanes-Oxley Act of 2002 relating to non-audit services that external auditors may not perform. The Audit Committee monitors the extent of non-audit work being performed by the company’s auditors and approves such work before it is undertaken. It also monitors the level of non-audit fees paid to the external auditors.
     The Audit Committee reviews the company’s published financial results, the Annual Report and Form 20-F and other published information for statutory and regulatory compliance. It reports its views to the Board to assist it in its approval of the results’ announcements and the Annual Report and Form 20-F. The Committee also reviews the disclosure made by the Chief Executive and Group Finance Director during the certification process for the annual report about the design or operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees who have a significant role in the company’s financial controls. The Board, as required by UK law, takes responsibility for all disclosures in the annual report.

COMMITTEE ACTIVITIES
During the year, the Audit Committee monitored and reviewed the standards of risk management and internal control, the effectiveness of internal control, financial reporting, accounting policies and procedures, and the company’s statements on internal controls before they are agreed by the Board for each year’s annual report. It also reviewed the company’s internal audit function and its relationship with the external auditors, including internal audit’s plans and performance. It reviewed the arrangements for dealing, in confidence, with complaints from employees about accounting or financial management impropriety, fraud, poor business practices and other matters. At each of its meetings it reviewed with the group chief internal auditor and appropriate executives the implementation and effectiveness of key operational and functional change and remedial programmes including major contracts and IT programmes. The Committee also set aside time at every meeting to seek the views of the company’s internal and external auditors in the absence of executives.
     In addition to carrying out those regular tasks described above under the Committee’s terms of reference, which are posted on the company’s website at www.bt.com/committees, the Committee also carried out its annual consideration of the group’s risk register process, and reviewed the company’s system of internal control, its accounting systems, IT security and fraud and related matters. It also considered the effect on the company’s results of the introduction of international financial reporting standards, which have applied to the company’s results for the 2006 financial year. Additionally, the Committee has reviewed at each of its meetings during the 2006 financial year the steps being taken within the group with regard to the application of the Sarbanes-Oxley Act dealing with the internal control over financial reporting. It also specifically evaluated its performance and processes by again inviting Committee members and several executives and the external auditors to complete questionnaires. This process formed part of the annual Board and Committee evaluation. Committee members, and those others consulted, regard the Committee as effective on both behaviours and processes. There is a similar view too of the external audit process, which is regarded as effective. The evaluation highlighted the need for the Committee to consider action both to reduce paperwork and to increase the length of the quarterly meetings to give more discussion time, if at all possible. The Committee also reviewed the experience, skills and succession planning within the Group’s finance function.
     The Group Finance Director, the Secretary, the group’s chief internal auditor and the company’s external auditors attend the Committee’s meetings. The Committee met four times during the 2006 financial year. The minutes of Audit Committee meetings are sent, at their request, to directors who are not members of the Committee.

48 BT Group plc Annual Report and Form 20-F 2006	Report of the Audit Committee

REPORT OF THE NOMINATING COMMITTEE

The Nominating Committee consisted of the Chairman, the Deputy Chairman, Maarten van den Bergh and John Nelson, throughout the 2006 financial year. Three of its four members are independent non-executive directors. The Secretary and, where appropriate, at the invitation of the Chairman, the Chief Executive attends the Committee’s meetings.

COMMITTEE ROLE AND ACTIVITIES
The Nominating Committee ensures an appropriate balance of experience and abilities on the Board, using this evaluation to review the size and composition of the Board and to recommend any proposed changes to the Board. It keeps under review the need for appointments to the Board, prepares a description of the specific experience and skills needed for an appointment, considers candidates who are put forward by the directors and external consultants, and recommends to the Board the appointments of all directors after having met short-listed candidates. It also reviews the time required from the Deputy Chairman and other non-executive directors to carry out their duties and advises the Board on succession planning for the positions of the Chairman, Deputy Chairman, Chief Executive and all other Board appointments. The Committee met four times during the 2006 financial year. It reviewed Board succession, the size, profile and composition of the Board and the Board and Board committee evaluation questionnaire and process. The Committee also reviewed and recommended to the Board the continued appointments of non-executive directors and the new appointments of Matti Alahuhta and Phil Hodkinson.
     The terms of reference of the Nominating Committee are posted on the company’s website at: www.bt.com/committees. The minutes of Nominating Committee meetings are sent, at their request, to directors who are not members of the Committee.

BOARD EVALUATION
During summer 2005, the Board carried out, through a questionnaire and discussion with directors, its third formal evaluation of Board and Board committee performance and effectiveness. The individual performance of directors was also evaluated at one-to-one sessions with the Chairman. The Deputy Chairman, Sir Anthony Greener, the senior independent director, led the review of the Chairman’s performance in consultation with the non-executive and executive directors. The results of that evaluation were considered by the Board in July 2005. The directors considered BT’s Board processes and effectiveness to be good. Key areas highlighted were: the need for continued focus on Board diversity; continued efforts to maintain visibility of major capital projects (including post project reviews); and the amount of time available at Board meetings for more free-ranging discussion. These matters are being addressed. Further evaluations will be carried out annually.
     Separate questionnaires about Audit Committee effectiveness were also completed and the results are reviewed on page 48 in the Report of the Audit Committee.

Report of the Nominating Committee	BT Group plc Annual Report and Form 20-F 2006 49

REPORT ON DIRECTORS’ REMUNERATION

The Report on directors’ remuneration is divided into the following sections:

•	REMUNERATION POLICY (NOT AUDITED)
(i)	Constitution and process
(ii)	Packages and financial year 2005/06 operation
(iii)	Annual package – financial year 2006/07
(iv)	Other matters
Executive share ownership
Pensions
Other benefits
Service agreements
Outside appointments
Non-executive directors’ letters of appointment
Non-executive directors’ remuneration
Directors’ service agreements and contracts of appointment
Directors’ interests
Performance graph

•	REMUNERATION REVIEW (AUDITED)
Directors’ emoluments
Former directors
Loans
Pensions
Share options
Share awards under long-term incentive schemes
Vesting of outstanding share awards and options
Deferred Bonus Plan
Share awards under the Employee Share Investment Plan (ESIP)
Operating Committee

REMUNERATION POLICY
This part of the Report on directors’ remuneration is not subject to audit.
(i) Constitution and process
The directors consider that BT has, thoughout the year, complied with the provisions set out in Section 1 of the 2003 Combined Code on Corporate Governance. Shareholders will be invited to approve this report at the company’s 2006 AGM. The Board is ultimately responsible for both the structure and amount of executive remuneration, but it has delegated prime responsibility for executive remuneration to the Remuneration Committee. The Committee is made up wholly of independent non-executive directors. The terms of reference of the Committee are available on the company’s website at www.bt.com/committees. The Committee’s role is to set the remuneration policy and individual remuneration packages for the Chairman and the senior management team, comprising the executive directors, members of the Operating Committee (OC) and other senior executives reporting to the Chief Executive. This includes approving changes to the company’s long-term incentive plans, recommending to the Board those plans which require shareholder approval and overseeing their operation. In this role the Committee also monitors the structure of reward for executives reporting to the senior management team and determines the basis on which awards are granted under the company’s executive share plans. The Committee met four times during the financial year 2005/06. Sir Anthony Greener has chaired the Committee since 18 July 2001. Other members of the Committee who served during the financial years 2004/05 and 2005/06 were:
•	Matti Alahuhta (appointed 7 February 2006)
•	Maarten van den Bergh
•	Lou Hughes
•	Margaret Jay
•	Carl Symon.
     Lou Hughes stepped down from the Committee on 31 March 2006 when he left the Board.
     The Chairman and Chief Executive are invited to attend meetings. They are not present when matters affecting their own remuneration arrangements are considered. No director or executive is involved in any decision relating to his or her remuneration. Non-executive directors who are not members of the Committee are entitled to receive papers and minutes of the Committee. The Committee had access during the year to professional advisers, both from within the company and externally. Towers Perrin (Remuneration consultants) and Kepler Associates (Remuneration consultants), who were appointed by the company; Ben Verwaayen, Chief Executive; Hanif Lalani, Group Finance Director; Alex Wilson, Group HR Director and Larry Stone, Company Secretary, provided advice that materially assisted the Committee in relation to directors’ remuneration in the financial year 2005/06. Remuneration consultants provide a range of data and advisory services covering all aspects of executive pay, bonus arrangements, shares and benefits. The Committee agreed that its Remuneration consultants, Kepler Associates, may advise both the Committee and BT, and should be invited to attend meetings when major remuneration policy issues were discussed. Towers Perrin provides market data.
     BT’s executive remuneration policy is to reward employees competitively, taking into account individual line of business and company performance, market comparisons, and the competitive pressures in the information and communications technology industry as BT focuses on growth through transformation. Base salaries are positioned around the mid-

50 BT Group plc Annual Report and Form 20-F 2006	Report on directors’ remuneration

market, with total direct compensation (basic salary, annual bonus – cash and deferred shares – and the expected value of any long-term incentives) to be at the upper quartile only for sustained and excellent performance. There are no plans to change this policy. A significant and increasing proportion of the total executive remuneration package is linked to line of business and/or corporate performance. Remuneration arrangements and performance targets are kept under regular review to achieve this.

(ii) Packages and financial year 2005/06 operation
The remuneration package is made up of some or all of the following:

Basic salary
Salaries are reviewed annually, but increases are made only where the Committee believes that adjustments are appropriate to reflect contribution, increased responsibilities and/or market pressures. No base pay changes were proposed or made for executive directors in 2005/06, save that the Committee agreed an increase in annual base salary effective from 1 August 2005 for Paul Reynolds to reflect his responsibility for delivering the 21st Century Network and a number of key productivity and process improvements.

Performance-related remuneration
Annual bonus
The annual bonus plan is designed to reward the achievement of results against set objectives.
     For the financial year 2005/06, on-target and maximum (requiring truly exceptional performance) bonus levels for executive directors and OC members, as a percentage of salary, were set at 87.5% and 175% respectively, with approximately 43% of any bonus payable in the form of deferred shares.
     The Committee last year increased the deferred share element of the Chief Executive’s annual bonus but not the cash element for the financial year 2005/06 and subsequent financial years, in order to make his total package more retentive and competitive with those of the leaders of the 30 largest companies in the FTSE 100. Both the cash and shares elements are determined by performance against corporate targets. Up to two-thirds of his bonus is paid in deferred shares which vest after three years. This had the effect of increasing his on-target bonus to 255% of salary, of which 85% would be paid in cash as previously and 170% of salary would be paid in deferred shares. His total bonus – cash and deferred shares – is subject to an overall cap of 300% of base salary in any one year.
     Under his contract, the Chairman is not entitled to a bonus.
     Corporate performance targets, set at the beginning of the financial year 2005/06 were weighted such that 40% of the bonus potential was based on earnings per share, 40% on free cash flow and 20% on customer satisfaction. Delivery against these operational targets is a key determinant of success and supports BT’s strategy for transformation and growth. The Committee agreed that in calculating earnings per share for purposes of the annual bonus, volatile items which would be reported under IFRS should be excluded. The impact of market movements in foreign exchange and financial instruments plus the net finance income relating to the group’s pension liabilities were excluded from the target.
     For the three line of business Chief Executives and other relevant executives, the importance of meeting these operational targets was recognised by linking 100% of their potential bonus to BT’s corporate performance. The Committee retains the flexibility to enhance or reduce bonus awards in exceptional circumstances.

Achievement against corporate targets in the financial year 2005/06:

Earnings per share – weighting 40% of target	Free cash flow – weighting 40% of target	Customer satisfaction – weighting 20% of target	Total % of target

80	80	0	160

(Note – threshold reflects 50% of target; target is 100%; and stretch is 200%)

The deferred share element of the annual bonus is paid under the Deferred Bonus Plan (DBP). The shares vest and are transferred to the executive after three years if still employed by the company. There are no additional performance measures for the vesting of deferred share awards. The Committee considers that deferring a part of the annual bonus in this way also acts as a retention measure and contributes to aligning management with long-term shareholder interests.
     The deferred awards for Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2005/06 are contained in the table on page 61. The initial values of the awards to be granted in respect of the financial year 2005/06 are given in the table on page 57.
     As a retention measure and given competitive market conditions, the Committee decided last year to introduce an additional special bonus arrangement for Andy Green, Chief Executive BT Global Services, linked to performance targets for that line of business. This bonus arrangement, payable in retention shares (see Retention shares) which will vest three years after grant, was applied to performance for the financial year 2005/06, and will be applied for 2006/07 and 2007/08. Awards will be linked to a sliding scale of BT Global Services’ performance, weighted equally around revenue growth, EBIT and cash generation. The target award is equivalent to 100% of salary, with a maximum of 150% of salary. The first award of retention shares with a value of £750,000 will be granted in June 2006 and will vest in June 2009 subject to continued employment.

Long-term incentives
The BT Equity Incentive Portfolio (the Portfolio) is designed to ensure that equity participation is an important part of overall remuneration. It comprises three elements: share options, incentive shares and retention shares. Incentive shares were used for equity participation in the financial year 2005/06. Retention shares are used only as a recruitment or retention tool. No options were granted in the financial year 2005/06.
     Under his service agreement, the Chairman is not entitled to receive annual grants of incentive awards or options.
     Normally, awards vest and options become exercisable only if a predetermined performance target has been achieved. The performance measure for outstanding awards and options is TSR (total shareholder return) compared with a relevant basket of companies. TSR for these purposes was calculated by New Bridge Street Consultants. TSR links the reward given to directors with the performance of BT against the shares of other major companies. For grants in the financial years 2001/02, 2002/03 and 2003/04, the comparator group was the FTSE 100 at 1 April in each year. For grants in the financial year 2004/05 and in 2005/06, TSR was measured against a group of companies from the European Telecom Sector.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2006 51

At 1 April 2005, the group contained the following companies:

BT Group Belgacom Cable & Wireless Cosmote Mobile Telecommunications Deutsche Telekom France Telecom Hellenic Telecommunications O2 Portugal Telecom KPN	Swisscom TDC Telecom Italia Telecom Italia Mobile Telefonica Telekom Austria Telenor TeliaSonera Vodafone Group

The base price at the beginning of the performance period is calculated by averaging the share price of BT and other companies in the comparator group over the six months to 31 March prior to the grant of the award. However, for the awards granted in the financial year 2002/03, the period was from 19 November 2001 (the date of the O2 demerger) to 31 March 2002. The end price is the average of the share price over the six months to the end of the performance period, adjusted for all capital actions and dividend payments that occur during the performance period.

Incentive shares
For the financial year 2005/06, the Committee decided to grant incentive shares and to increase the annual bonus potential, payable in deferred shares, instead of the combination of share options and incentive shares granted in 2004/05. Incentive shares with a maximum value of 100% of salary were granted. The Committee determined, with advice from Towers Perrin, that the change of emphasis would increase the proportion of variable reward linked to annual performance targets. Incentive share awards remain a significant part of the package and, together with deferred shares, these modifications further aligned management with long-term shareholder interests.
     Awards of incentive shares vest after a performance period of three years, if the participant is still employed by BT and a performance measure has been met. For awards of incentive shares in the financial years 2004/05 and 2005/06, TSR at the end of the three year period must be in the upper quartile relative to the comparator group for all of the shares to vest. At median, 25% of the shares under award will vest. Below that point, none of the shares under award will vest. The proportion of shares that vests reduces on a straight-line basis between those points. There will be no re-testing, and no matching shares are being offered to any executive on vesting of the incentive shares.
     The details of incentive share awards held by Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2005/06 are contained in the table on page 60.

Share options
No share options were granted in 2005/06.
     The price at which shares may be acquired under the Global Share Option Plan (GSOP) is the market price at the date of grant. Other than for new recruits, the size of option grant is based on corporate and individual performance. Options are exercisable after three years, subject to a performance target being met. The Committee would not normally expect the initial value of annual grants of options, based on the market price of a BT share, to exceed three times base salary. In the financial year 2004/05, the maximum option grant for executive directors and OC members was reduced to 1.5 times base salary (see Incentive shares above).
     For options granted subject to a TSR measure, BT’s TSR at the end of the three-year period must be in the upper quartile for all of the options to be exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. The proportion of options that are exercisable reduces on a straight-line basis between those points. For options granted in the financial year 2002/03, if the performance measure is not met in full at the first measurement, it may be re-tested against a fixed base in years four and five, and for options granted in the financial year 2003/04, it may be re-tested in year five. If TSR has not reached the median at the end of the fifth year, previously unexercisable options will lapse. For options granted in the financial year 2002/03, TSR had reached 74th position at the first measurement relative to the FTSE 100, it had reached 73rd position on the second measurement and performance will be re-tested in the financial year 2006/07. For options granted in the financial year 2003/04, TSR had reached 85th position at the first measurement relative to the FTSE 100 and performance will be re-tested in the financial year 2007/08. If the performance measure is not met, the options will lapse.
     For options granted in the financial year 2004/05 there were no re-testing provisions, and the policy of the Committee is for there to be no re-testing for future equity awards.
     The option granted to Sir Christopher Bland on 22 June 2001 as part of his recruitment package is not subject to a performance measure as it matched a personal investment in BT shares of £1 million.
     The details of the options held by Sir Christopher Bland, Ben Verwaayen, Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds at the end of the financial year 2005/06 are contained in the table on page 59.

Retention shares
Retention shares are granted under the Retention Share Plan (RSP) to individuals with critical skills, as a recruitment or retention tool. As a result, shares currently under award are not generally linked to a corporate performance target. The length of the retention period before awards vest is flexible although this would normally be three years unless the Committee agreed otherwise. The shares are transferred at the end of the specified period if the individual is still employed by BT.
     Retention shares are used only in exceptional circumstances and, in the financial year 2005/06, 14 awards were made of which eight awards were made for recruitment purposes.
     In May 2005, an award of retention shares with an initial market value of £1 million was granted to Ian Livingston, to help secure his appointment and long-term retention as Chief Executive, BT Retail. This award will vest in two tranches in November 2006 and November 2007.
     Andy Green will be granted an award of retention shares in respect of BT Global Services’ financial performance in 2005/06 under a special bonus arrangement (see Annual bonus on page 51).
     The awards under the RSP held by Sir Christopher Bland and Ian Livingston at the end of the financial year 2005/06, or which vested during the year, are contained in the table on page 60.

Other share plans
The executive directors and the Chairman may participate in BT’s HM Revenue & Customs (HMRC) approved all-employee share plans, the Employee Sharesave Scheme and Employee

52 BT Group plc Annual Report and Form 20-F 2006	Report on directors’ remuneration

Share Investment Plan, on the same basis as other employees. There are further details of these plans in note 31 to the accounts.

(iii) Annual package – financial year 2006/07
The Remuneration Committee has determined that there will not be any general increase in base pay for executive directors in the financial year 2006/07. However, Ben Verwaayen’s base pay, which has not increased since he joined the company in 2002, will be increased to £750,000 per annum from 1 June 2006. Hanif Lalani’s base pay will be increased to £460,000 per annum from 1 June 2006, following his successful assumption of, and continuing performance in, the Group Finance Director’s role.

Long term reward
In the financial year 2006/07, incentive shares will again be granted for equity participation on the same terms as incentive shares in 2005/06. TSR will continue to be measured against a comparator group of companies from the European Telecom Sector.

Annual bonus plan
The bonus structure remains unchanged. However, in line with the Committee’s policy progressively to make a greater part of the remuneration packages variable, on-target and maximum (requiring exceptional performance) bonus levels for executive directors as a percentage of salary will be 105% and 192.5% respectively, with approximately 43% of any bonus payable in deferred shares. The bonus arrangements for the Chief Executive remain unchanged.
     The annual bonus plan will continue to focus on annual objectives and to reward the achievement of results against those objectives. Performance will again be against earnings per share, free cash flow and customer satisfaction measures and the weighting of those objectives will be the same as in 2005/06. As in the financial year 2005/06, for purposes of calculating earnings per share for the scorecard, volatile items reported under IFRS have been excluded from the target.
     Group performance targets for the financial year 2006/07 are believed by the Committee to be more challenging than the outturn of the financial year 2005/06.

Proportion of fixed and variable remuneration
The targeted composition of each executive director’s performance-related remuneration, excluding pension, for the financial year 2006/07, comprising annual and long-term incentives, will be:

	Fixed Base Pay	Variable	Total

B. Verwaayen	25%	75%	100%
A. Green	40%	60%	100%
H. Lalani	40%	60%	100%
I. Livingston	40%	60%	100%
Dr. P. Reynolds	40%	60%	100%

Total remuneration comprises base salary, annual bonus – cash and deferred shares – and the expected value of awards under BT’s long-term incentive plans, excluding retention shares.

Openreach
In the Undertakings given to Ofcom on 22 September 2005, BT agreed that the incentive elements of the remuneration of executives within Openreach should be linked to Openreach performance rather than BT targets or share price. These incentives cannot be provided by way of BT shares.
     New arrangements have been agreed by the Committee and put in place which will give Openreach executives an opportunity to receive bonuses and long-term incentive awards of equivalent value to the bonuses and long-term incentives awarded to other BT executives. Long-term incentives will, however, be paid in cash instead of BT shares.
     For the financial year 2006/07, the annual bonus will continue to be linked to an annual scorecard but the scorecard targets will be those of Openreach alone.
     As required by the Undertakings a cash arrangement is also in place to enable Openreach executives to exchange, if they wish, in June 2006 their options and awards over BT shares for cash awards.
     Openreach executives will continue to participate in the BT HMRC-approved all-employee share plans on the same terms as other BT employees. In addition, there would be no changes to the pension arrangements of these executives.
     None of the executive directors will participate in the Openreach incentive plans.

(iv) Other matters
Executive share ownership
A mandatory shareholding programme was introduced for the financial year 2005/06 onwards. This is to encourage executive directors and certain other executives to build up a shareholding in the company over time by retaining shares received either as a result of participating in a BT employee share plan (other than the shares sold to pay a National Insurance or income tax liability) or from on-market purchases. The Chief Executive is required to build up a shareholding of 2 x salary and the remaining executive directors 1.5 x salary. Given that a large part of an executive’s remuneration is already variable, the requirement excludes the need to make a further personal investment to build up the shareholding should share plan awards not vest. Current shareholdings are set out on page 56. Progress towards meeting these targets has been made during the financial year 2005/06.

Pensions
Those directors and other employees, who joined the company prior to 1 April 2001, are members of the BT Pension Scheme, which is a defined benefit scheme. The benefits for the three executive directors who are members of the scheme are set out on page 58.
     The Committee reviewed the impact of the Lifetime Allowance under the pension simplification legislation which came into force from 6 April 2006. As a result, BT offered those members affected the option to opt out of future accruals of pensionable service and in its place to receive a cash allowance annually. This was broadly cash neutral for the company.
     BT closed the BT Pension Scheme to new members from 1 April 2001. From this date provision is generally made on a defined contribution basis. The company agrees to pay a fixed percentage of the executive’s salary each year which can be put towards the provision of retirement benefits. Additionally, a lump sum equal to four times salary is payable on death in service. The benefits for the three executive directors who are covered by this are set out on page 58.
     Pension provision for all executives is based on salary alone – bonuses, other elements of pay and long-term incentives are excluded.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2006 53

Other benefits
Other benefits for the Chairman and the senior management team include some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions and personal tax planning and financial counselling. The company has a permanent health insurance policy to provide cover for the Chairman and certain executive directors who may become permanently incapacitated.

Service agreements
It is the policy for the Chairman and executive directors to have service agreements providing for one year’s notice. It may be necessary on recruitment to offer longer initial periods to new directors from outside BT, or circumstances may make it appropriate to offer a longer fixed term. All of the service agreements contain provisions dealing with the removal of a director through poor performance, including in the event of early termination of the contract by BT. Sir Christopher Bland’s contract expires at the conclusion of the AGM in 2007. On termination of his contract by BT before that date, he is entitled to payment of salary and the value of benefits for the period of 12 months from date of termination, or until the conclusion of the company’s AGM in 2007 if that period is shorter. Ben Verwaayen’s contract entitles him on termination of his contract by BT to payment of £700,000. The contracts of Andy Green, Hanif Lalani, Ian Livingston and Paul Reynolds entitle them on termination of their contract by BT to payment of salary and the value of benefits until the earlier of 12 months from notice of termination or the director obtaining full-time employment. If the contract of an executive director (other than that of the Chairman and Hanif Lalani) is terminated by BT within one year of BT entering into a scheme of arrangement or becoming a subsidiary of another company, he will be entitled to receive the higher of that current year’s on-target bonus or the previous year’s bonus, the market value of shares awarded under an employee share ownership plan or deferred bonus plan that have not vested, together with a year’s salary and the value of any benefits.
     The Committee has reviewed contracts taking into account the joint statement of best practice on executive contracts and severance by the Association of British Insurers and the National Association of Pension Funds, and other relevant guidelines, and believes that contract terms are generally in line with best practice. The clause described above dealing with termination following BT entering into a scheme of arrangement or becoming a subsidiary of another company will be excluded from contracts for new appointments, as was the case for Hanif Lalani.

Outside appointments
The Committee believes that there are significant benefits, to both the company and the individual, from executive directors accepting non-executive directorships of companies outside BT. The Committee will consider up to two external appointments (of which only one may be to the Board of a major company), for which a director may retain the fees. Ben Verwaayen as a non-executive director of United Parcel Service (UPS), receives an annual fee of US$75,000. On joining UPS’s Board on 17 March 2005, he received 336 shares of restricted UPS common stock amounting to US$25,000 and a further grant of 1,180 shares of restricted stock on 9 May 2005, amounting to US$85,043. Ian Livingston receives an annual fee of £38,000 as a non-executive director of Ladbrokes plc (formerly Hilton Group plc). Paul Reynolds, as a non-executive director of E-Access in Japan, receives an annual fee of ¥3,204,000 (approximately £15,600). He was granted an option over 250 shares at ¥76,565 (approximately £367) per share on 1 July 2005. Andy Green was appointed a non-executive director of NAVTEQ in the US on 16 March 2006. He is entitled to receive an annual fee of US$40,000, stock options to the value of US$60,000 and restricted stock units to the value of US$30,000.

Non-executive directors’ letters of appointment
Non-executive directors have letters of appointment. They are appointed for an initial period of three years. During that period, either party can give the other at least three months’ notice. At the end of the period the appointment may be continued by mutual agreement. Further details of appointment arrangements for non-executive directors are set out in the Report of the directors. The letters of appointment of non-executive directors are terminable on notice by the company without compensation.

Non-executive directors’ remuneration
Eight of the directors on the Board are non-executive directors who, in accordance with BT’s articles of association, cannot individually vote on their own remuneration. Non-executive remuneration is reviewed by the Chairman and the Chief Executive and discussed and agreed by the Board. Non-executive directors may attend the Board discussion but may not participate in it.
     The fees paid to non-executive directors were increased with effect from 1 January 2004 to reflect their increasing responsibilities and time commitments.
     The basic fee for non-executive directors is £40,000 per year. An additional fee for membership of a Board committee is £5,000 per year and a further £5,000 for chairing a committee. Sir Anthony Greener, Deputy Chairman and senior non-executive director, who also chairs both the Remuneration Committee and the Audit Committee, receives total fees of £115,000 per year. In recognition of the greater commitment required, during the year it was agreed that Maarten van den Bergh and John Nelson should receive an annual fee of £5,000 as members of the Pension Scheme Performance Review Group and Maarten van den Bergh should receive an additional £5,000 per annum as chairman of the Group. Carl Symon receives an annual fee of £50,000 as chairman of the Equality of Access Board (a Board committee), which was established on 1 November 2005.
     To align further the interests of the non-executive directors with those of shareholders, the company’s policy is to encourage these directors to purchase, on a voluntary basis, £5,000 of BT shares each year. The directors are asked to hold these shares until they retire from the Board. This policy is not mandatory.
     No element of non-executive remuneration is performance-related. Non-executive directors do not participate in BT’s bonus or employee share plans and are not members of any of the company pension schemes.

54 BT Group plc Annual Report and Form 20-F 2006	Report on directors’ remuneration

Directors’ service agreements and contracts of appointment
The dates on which directors’ initial service agreements/letters of appointment commenced and the current expiry dates are as follows:

Chairman and executive directors	Commencement date	Expiry date of current service agreement or letter of appointment
Sir Christopher Bland	1 May 2001	Sir Christopher Bland entered into a new service agreement on 29 August 2003 which terminates at the conclusion of the 2007 AGM, terminable on 12 months’ notice by either the company or the director before that date.

B Verwaayen A Green H Lalani I Livingston Dr P Reynolds	14 January 2002 19 November 2001 7 February 2005 8 April 2002 19 November 2001	The contract is terminable by the company on 12 months’ notice and by the director on six months’ notice.

Non-executive directors
Sir Anthony Greener M van den Bergh C Brendish Baroness Jay J Nelson C G Symon	1 October 2000 1 September 2000 1 September 2002 14 January 2002 14 January 2002 14 January 2002	Letters of appointment were for an initial period of three years. Appointments were extended for a further three years and are terminable by the company or the director on three months’ notice.

L R Hughes	1 January 2000	Letter of appointment was for an initial period of three years. The appointment was extended for a further three years and three months. Terminated 31 March 2006.

M Alahuhta P Hodkinson	1 February 2006 1 February 2006	Letters of appointment are for an initial period of three years and are terminable by the company or the director on three months’ notice. The appointment is renewable by mutual agreement.

There are no other service agreements or material contracts, existing or proposed, between the company and the directors. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director or executive officer was selected to serve. There are no family relationships between the directors.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2006 55

Directors’ interests
The interests of directors holding office at the end of the year and their families in the company’s shares at 31 March 2006 and 1 April 2005, or date of appointment if later, are shown below:

	No. of shares

Beneficial holdings	2006		2005

Sir Christopher Bland[c]	674,257	[b]	674,183	[b]
B Verwaayen[c]	951,497		902,001
A Green[c]	152,645	[b]	120,002	[b]
H Lalani[c]	14,360	ab	5,733	[b]
I Livingston[c]	313,110	ab	313,054	[b]
Dr P Reynolds[c]	98,050	ab	67,768	[b]
Sir Anthony Greener	60,007		60,007
M Alahuhta	20,000		–	[d]
M van den Bergh	12,040		7,540
C Brendish	30,920		23,920
P Hodkinson	4,622		–	[d]
L R Hughes	6,800		6,800
Baroness Jay	8,214	[e]	5,572
J Nelson	50,000		50,000
C G Symon	15,069		10,069

Total	2,411,591		2,246,649

[a]During the period from 1 April 2006 to 15 May 2006, Paul Reynolds and Hanif Lalani each purchased 692 shares and Ian Livingston purchased 1,394 shares under the BT Group Employee Share Investment Plan.

[b]Includes free shares awarded under the Employee Share Investment Plan.
[c]At 31 March 2006, Sir Christopher Bland and each of the executive directors, as potential beneficiaries, had a non-beneficial interest in 24,809,976 shares (2005 – 27,733,138) held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes. They each also had a non-beneficial interest in 50,342 shares (2005 – 139,029) held in trust by Halifax Corporate Trustees Limited for participants in the Employee Share Investment Plan.

[d]Matti Alahuhta and Phil Hodkinson joined the Board on 1 February 2006.
[e]On 2 May 2006, Baroness Jay inherited 261 shares.

The directors, as a group, beneficially own less than 1% of the company’s ordinary shares.

Performance graph
This graph illustrates, as required by the Companies Act 1985, the performance of BT Group plc measured by TSR (adjusted for the rights issue and the demerger of BT’s mobile business in the financial year 2001/02) relative to a broad equity market index over the past five years. We consider the FTSE 100 to be the most appropriate index against which to measure performance for these purposes, as BT has been a constituent of the FTSE 100 throughout the five-year period and the index is widely used. TSR is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends.

56 BT Group plc Annual Report and Form 20-F 2006	Report on directors’ remuneration

REMUNERATION REVIEW
This part of the Report on directors’ remuneration is subject to audit.

Directors’ emoluments
Directors’ emoluments for the financial year 2005/06 were as follows:

	Basic salary and	Pension allowance net of pension	[a]	Total salary	Annual	Expenses	Other benefits excluding	Total	Total	Deferred Bonus Plan		[e]
	fees	contributions		and fees	cash bonus	allowance	pension	2006	2005	2006	2005

	£000	£000		£000	£000	£000	£000	£000	£000	£000	£000

Sir Christopher Bland[c]	500	–		500	–	–	32	532	532	–	–
B Verwaayenbc	700	178		878	784	–	32	1,694	1,512	1,316	224
A Green[c]	500	–		500	400	–	30	930	684	300	102
H Lalanicd	400	–		400	320	–	39	759	207	240	68
I Livingstonbc	525	136		661	420	19	10	1,110	816	315	99
Dr P Reynoldsbcf	433	–		433	360	19	22	834	653	270	107
Sir Anthony Greener	115	–		115	–	–	–	115	115	–	–
M Alahuhta	8	–		8	–	–	–	8	–	–	–
M van den Bergh	59	–		59	–	–	–	59	55	–	–
C Brendish	50	–		50	–	–	–	50	50	–	–
P Hodkinson	8	–		8	–	–	–	8	–	–	–
L R Hughes	38	–		38	–	–	–	38	21	–	–
Baroness Jay	50	–		50	–	–	–	50	50	–	–
J Nelson	52	–		52	–	–	–	52	50	–	–
C G Symon	87	–		87	–	–	–	87	50	–	–

	3,525	314		3,839	2,284	38	165	6,326	4,795

[a]Balance or part of the pension allowance for the financial year 2005/06 – see ‘Pensions’ below. Retirement benefits are accruing to three directors under defined contribution arrangements and to three directors and one former director under defined benefit arrangements.

[b]Expenses allowance in the above table includes a monthly cash allowance in lieu of a company car equivalent to £18,500 received by Ian Livingston and Paul Reynolds.
Ben Verwaayen was entitled to an annual housing allowance of £250,000 until 13 January 2005. In the financial year 2004/05, £196,000 was paid in respect of that year.

[c]Other benefits includes some or all of the following: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover for the director and immediate family, special life cover, professional subscriptions and personal tax planning and financial counselling. In addition, Paul Reynolds had an interest free loan – see ‘Loans’ below.

[d]Hanif Lalani joined the Board on 7 February 2005.
[e]Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.
[f] Paul Reynolds sacrificed £225,000 of his total bonus of £360,000 and the company paid an equivalent amount into the BT Pension Scheme to provide him with additional benefits on a defined contribution basis.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2006 57

The annual salaries of the Chairman, Ben Verwaayen, Andy Green, Ian Livingston and Hanif Lalani remained unchanged during the financial year 2005/06. On 1 August 2005, the annual salary of Paul Reynolds was increased from £400,000 to £450,000. Following this year’s salary review, the Committee decided that there should be no general increase from 1 June 2006 in basic salaries, save that Ben Verwaayen’s annual salary will be increased from £700,000 to £750,000 and Hanif Lalani’s annual salary will be increased from £400,000 to £460,000, both on 1 June 2006.
     A special retention arrangement was established for Hanif Lalani on 1 July 2004, when he was CFO, BT Wholesale, under which he will receive a lump sum cash payment of £150,000 on 30 June 2006, provided he is still an employee of the company on that date. The award will be forfeited without compensation if Mr Lalani resigns or his employment is terminated by the company with cause before that date.
     Annual cash bonus awards in respect of the financial year 2005/06, which are not pensionable, to executive directors ranged from 80% to 112% of current salary (2005 – 38% to 64%).

Former directors
Sir Peter Bonfield received, under pre-existing arrangements, a pension of £352,153 payable in the financial year 2005/06 (2004/05 – £340,000).

Loans
Prior to the date of his appointment to the Board on 19 November 2001, Paul Reynolds had an interest-free loan of £300,000 from the company to assist with relocation. At 31 March 2006, he owed £200,000 (2005 – £230,000). During the financial year 2005/06, the maximum amount outstanding was £230,000. There are no outstanding loans granted by any member of the BT group to any other of the directors or guarantees provided by any member of the BT group for their benefit. The outstanding amount of a loan of £209,374 granted to a former director, Pierre Danon, was repaid during the year.

Pensions
Sir Christopher Bland is not a member of any of the company pension schemes, but the company matches his contributions, up to 10% of the earnings cap, to a personal pension plan. Company contributions of £10,560 were payable in respect of the financial year 2005/06. The earnings cap is a restriction on the amount of pay which can be used to calculate contributions and benefits due to a tax approved pension scheme.

     Ben Verwaayen is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £31,680 into his personal pension plan, the maximum permitted by HMRC, plus a cash payment of £178,320 representing the balance of the pension allowance for the financial year 2005/06. BT also provides him with a lump sum death in service benefit of four times his salary.
     Ian Livingston is not a member of any of the company pension schemes, but the company has agreed to pay an annual amount equal to 30% of his salary towards pension provision. The company paid £21,120 into his personal pension plan, the maximum permitted by HMRC, plus a cash payment of £136,380 representing the balance of the pension allowance for the financial year 2005/06. BT also provides him with a lump sum death in service benefit of four times his salary.
     Andy Green is a member of the BT Pension Scheme. From 31 December 1997 the company has been purchasing an additional 203 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow’s pension would be payable on his death.
     Hanif Lalani is a member of the BT Pension Scheme. From 7 February 2005, the company has been purchasing an additional 27 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow’s pension would be payable on his death. He chose to opt out of future accrual of pensionable service from 1 April 2006 and, in its place, to receive a cash allowance of 30% of salary.
     Paul Reynolds is a member of the BT Pension Scheme. From 1 July 1996 the company has been purchasing an additional 109 days of pensionable service each year to bring his pensionable service at age 60 up to 40 years. A two-thirds widow’s pension would be payable on his death. He chose to opt out of future accrual of pensionable service from 1 April 2006 and, in its place, to receive a cash allowance of 30% of salary.

The table below shows the increase in the accrued benefits, including those referred to above, to which each director, who is a member of the BT Pension Scheme, has become entitled during the year and the transfer value of the increase in accrued benefits:

	Accrued pension				Transfer value of accrued benefits				Change in transfer value c-d less directors’ contributions	Additional accrued benefits earned in the year		Transfer value of increase in accrued benefits less directors’ contributions
	2006		2005		2006		2005		2006	2006		2006
	£000	[a]	£000	[b]	£000	[c]	£000	[d]	£000	£000	[e]	£000	[f]

A Green	157		131		2,448		1,848		570	23		331
H Lalani[h]	112		73		1,144		668		452	38		362
Dr. P Reynolds	140		123		1,995		1,578		391	14		178

a-dAs required by the Companies Act 1985 Schedule 7A.
a-bThese amounts represent the deferred pension to which the directors would have been entitled had they left the company on 31 March 2006 and 2005, respectively.
[c]Transfer value of the deferred pension in column (a) as at 31 March 2006 calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value represents a liability of the BT Pension Scheme rather than any remuneration due to the individual and cannot be meaningfully aggregated with annual remuneration, as it is not money the individual is entitled to receive.

[d]The equivalent transfer value but calculated as at 31 March 2005 on the assumption that the director left service at that date.
[e]The increase in pension built up during the year, net of inflation. The gross amount can be calculated by deducting the amount under column (b) from the amount under column (a).
[f] The transfer value of the pension in column (e), less directors’ contributions.
[g]Directors’ contributions in the financial year 2005/06 were as follows: Andy Green, £30,000. (2005 – £26,625); Hanif Lalani £24,000 (2005 – £16,300) and Paul Reynolds, £26,000 (2005 – £24,000).
[h]Hanif Lalani joined the Board on 7 February 2005.

58 BT Group plc Annual Report and Form 20-F 2006	Report on directors’ remuneration

Share options held at 31 March 2006

	Number of shares under option
	1 April 2005		Granted	Lapsed	31 March 2006	Option price per share	Usual date from which exercisable	Usual expiry date

Sir Christopher Bland	314,244	[a]	–	–	314,244	318p	01/05/2004	01/05/2011

B Verwaayen	1,121,121	[b]	–	–	1,121,121	250p	01/04/2005	11/02/2012
	935,830	[c]	–	–	935,830	187p	29/07/2005	29/07/2012
	1,052,632	[d]	–	–	1,052,632	199.5p	24/06/2006	24/06/2013
	546,875	[e]	–	–	546,875	192p	24/06/2007	24/06/2014

	3,656,458		–	–	3,656,458

A Green	568,190	[c]	–	–	568,190	187p	29/07/2005	29/07/2012
	639,098	[d]	–	–	639,098	199.5p	24/06/2006	24/06/2013
	332,032	[e]	–	–	332,032	192p	24/06/2007	24/06/2014
	5,712	[f]	–	–	5,712	165p	14/08/2007	13/02/2008

	1,545,032		–	–	1,545,032

H Lalani	177,810	[c]	–	–	177,810	187p	29/07/2005	29/07/2012
	210,527	[d]	–	–	210,527	199.5p	24/06/2006	24/06/2013
	156,250	[e]	–	–	156,250	192p	24/06/2007	24/06/2014
	5,346	[g]	–	–	5,346	173p	14/08/2006	13/02/2007
	105,264	[h]	–	–	105,264	199.5p	24/06/2004	24/06/2013

	655,197		–	–	655,197

I Livingston	601,610	[c]	–	–	601,610	187p	29/07/2005	29/07/2012
	676,692	[d]	–	–	676,692	199.5p	24/06/2006	24/06/2013
	351,563	[e]	–	–	351,563	192p	24/06/2007	24/06/2014
	7,290	[i]	–	–	7,290	227p	14/08/2007	13/02/2008

	1,637,155		–	–	1,637,155

Dr P Reynolds	534,760	[c]	–	–	534,760	187p	29/07/2005	29/07/2012
	601,504	[d]	–	–	601,504	199.5p	24/06/2006	24/06/2013
	312,500	[e]	–	–	312,500	192p	24/06/2007	24/06/2014
	4,555	[j]	–	–	4,555	218p	14/02/2007	13/08/2007

	1,453,319		–	–	1,453,319

Total	9,261,405		–	–	9,261,405

All of the above options were granted for nil consideration. No options were exercised during the year.
[a]Options granted under the GSOP on 22 June 2001. The option is not subject to a performance measure. It was a term of Sir Christopher Bland’s initial service contract that (i) he purchased BT shares to the value of at least £1 million; and (ii) as soon as practicable after the purchase of the shares (‘invested shares’), the company would grant a share option over shares to the value of at least £1 million. Sir Christopher Bland was the legal and beneficial owner of the invested shares on 1 May 2004, so the option became exercisable on that date.

[b]Option granted under the GSOP on 11 February 2002. The exercise of the option is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100 as at 1 April 2002. BT’s TSR must be in the upper quartile for all of the option to become exercisable. At median, 40% of the option will be exercisable. Below that point, none of the option may be exercised. On 31 March 2005, BT’s TSR was at 74th position against the FTSE 100 and on 31 March 2006, BT’s TSR was at 73rd position against the FTSE 100. As a result, the option did not become exercisable. The TSR will be re-tested against a fixed base on 31 March 2007.

[c]Options granted under the GSOP on 29 July 2002. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100 as at 1 April 2002. BT’s TSR must be in the upper quartile for all of the options to become exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. On 31 March 2005, BT’s TSR was at 74th position against the FTSE 100 and on 31 March 2006, BT’s TSR was at 73rd position against the FTSE 100. As a result, the options did not become exercisable. The TSR will be re-tested against a fixed base on 31 March 2007.

[d]Options granted under the GSOP on 24 June 2003. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with the FTSE 100 as at 1 April 2003. BT’s TSR must be in the upper quartile for all of the options to become exercisable. At median, 30% of the options will be exercisable. Below that point, none of the options may be exercised. On 31 March 2006, BT’s TSR was at 85th position against the FTSE 100. As a result, the options did not become exercisable. The TSR will be re-tested against a fixed base on 31 March 2008.

[e]Options granted under the GSOP on 24 June 2004. The exercise of options is subject to a performance measure being met. The performance measure is relative TSR compared with a group of companies from the European Telecom Sector as at 1 April 2004. BT’s TSR must be in the upper quartile for all the options to become exercisable. At median 30% of the options will be exercisable. Below that point none of the options may be exercised.

[f] Option granted on 25 June 2004 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[g]Option granted on 27 June 2003 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[h]Option granted under the GSOP (Special Incentive Award) on 24 June 2003, prior to Mr Lalani’s appointment as a director. This option is not subject to a performance measure as the grant was linked to personal performance.

[i] Option granted on 25 June 2002 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.
[j] Option granted on 21 December 2001 under the Employee Sharesave Scheme, in which all employees of the company are eligible to participate.

The market price of a share at 31 March 2006 was 222p (2005 – 205.5p) and the range during the financial year 2005/06 was 196.5p – 235p.
     From 31 March 2006, two thirds of Hanif Lalani’s option granted on 24 June 2003 was exercisable giving an unrealised gain as at that date of £15,790. There were no further unrealised gains on the above share options at 31 March 2006 (2005 – £2,105), based on the market price of the shares on 31 March 2006.

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2006 59

Share awards under long-term incentive plans held at 31 March 2006
Details of the company’s ordinary shares provisionally awarded to directors, as participants under the ISP and RSP are as follows:

	1 April 2005	Awarded	[a]	Dividends re-invested	Vested	[e]	Lapsed	Total number of award shares 31 March 2006	Expected vested date		Price on grant	Market price at vesting	Monetary value of vested award £000

Sir Christopher Bland
RSP 2003	299,753	–		15,032	–		–	314,785	2007	[f]	182p

B Verwaayen
ISP 2004	252,798	–		12,677	–		–	265,475	31/03/07		193.42p
ISP 2005	–	307,354		15,413	–		–	322,767	31/03/08		227.75p

A Green
ISP 2004	153,484	–		7,696	–		–	161,180	31/03/07		193.42p
ISP 2005	–	219,538		11,008	–		–	230,546	31/03/08		227.75p

H Lalani
ISP 2004	72,224	–		3,621	–		–	75,845	31/03/07		193.42p
ISP 2005	–	175,631		8,807	–		–	184,438	31/03/08		227.75p

I Livingston
ISP 2004	162,512	–		8,149	–		–	170,661	31/03/07		193.42p
ISP 2005	–	230,515		11,559	–		–	242,074	31/03/08		227.75p
RSP 2002[b]	183,698	–		–	183,698		–	–	20/05/05		273.5p	212.25p	390
RSP 2002[c]	123,307	–		–	123,307		–	–	20/05/05		202.0p	212.25p	262
RSP 2005[d]	–	511,169		25,634	–		–	536,803	09/11/07		213.25p

Dr P Reynolds
ISP 2004	144,456	–		7,244	–		–	151,700	31/03/07		193.42p
ISP 2005	–	175,631		8,807	–		–	184,438	31/03/08		227.75p

The number of shares subject to awards granted during the financial year 2005/06 was calculated using the average middle market price of a BT share for the three days prior to the grant.
[a]Awards under the ISP were granted on 3 August 2005. The awards will vest, subject to meeting a performance target, on 31 March 2008. The performance target is relative TSR compared with a group of companies from the European Telecom Sector. BT’s TSR must be in the upper quartile for all of the awards to vest. At median, 25% of the shares will vest. Below that point, none of the shares will vest.

[b]In accordance with his service agreement, an award of 493,601 shares with an initial value of £1,350,000 was granted on 30 May 2002 to Ian Livingston under the RSP. This award vested in three equal tranches on the first three anniversaries of his joining BT.

[c]Ian Livingston purchased BT shares with a value of £300,000 on 20 May 2002 and was granted an award on that date under the RSP with a value of £300,000, which vested on the third anniversary of the date of purchase of his purchased shares.

[d]Ian Livingston was granted an award under the RSP on 31 May 2005. The award will vest in two tranches, 50% on 10 November 2006 and 50% on 9 November 2007.
[e]Vesting of RSP awards is not subject to a performance target being met.
[f] The award under the RSP granted to Sir Christopher Bland on 1 September 2003 will vest, subject to continued employment, at the conclusion of the 2007 AGM.

Vesting of outstanding share awards and options
Details of options granted under the GSOP in the financial years 2002/03 and 2003/04, which would vest based on BT Group’s TSR compared with the other companies in the FTSE 100 for the relevant performance periods up to 31 March 2006, and details of options granted under the GSOP in the financial year 2004/05 and awards of shares under the ISP in the financial years 2004/05 and 2005/06, which would vest based on BT Group’s TSR compared with a group of companies from the European Telecom Sector for the relevant performance periods up to 31 March 2006, are as follows:

		31 March 2006		31 March 2005
	Expected vesting date	TSR position	Percentage of shares vesting	TSR position	Percentage of shares vesting

GSOP 2002[a]	29/07/05	73	–	74	–
GSOP 2003	24/06/06	85	–	84	–
GSOP 2004	24/06/07	9	44%	11	–
ISP 2004	31/03/07	9	40%	11	–
ISP 2005	31/03/08	8	55%	–	–

[a]The options are not exercisable because the performance target has not been met, see note c to the table on page 59.

60 BT Group plc Annual Report and Form 20-F 2006	Report on directors’ remuneration

Deferred Bonus Plan awards at 31 March 2006
The following deferred bonuses have been awarded to the directors under the Deferred Bonus Plan. These shares will normally be transferred to participants at the end of the three-year deferred period if those participants are still employed by BT Group.

	1 April 2005	Awarded[a]	Vested[b]	Dividends re-invested	Lapsed	Total number of award shares 31 March 2006	Expected vesting date	Price at grant		Market price at vesting		Monetary value of vested award £000

B Verwaayen	84,009	–	84,009	–	–	–	–	202.0	p	225.5	p	189
	464,390	–	–	23,289	–	487,679	01/08/06	199.5	p	–		–
	232,625	–	–	11,665	–	244,290	01/08/07	193.42	p	–		–
	–	98,461	–	4,937	–	103,398	01/08/08	227.75	p	–		–

A Green	55,268	–	55,268	–	–	–	–	202.0	p	225.5	p	125
	83,799	–	–	4,202	–	88,001	01/08/06	199.5	p	–		–
	91,087	–	–	4,567	–	95,654	01/08/07	193.42	p	–		–
	–	44,731	–	2,243	–	46,974	01/08/08	227.75	p	–		–

H Lalani	12,985	–	12,985	–	–	–	–	202.0	p	225.5	p	29
	26,396	–	–	1,322	–	27,718	01/08/06	199.5	p	–		–
	27,339	–	–	1,370	–	28,709	01/08/07	193.42	p	–		–
	–	29,957	–	1,502	–	31,459	01/08/08	227.75	p	–		–

I Livingston	92,291	–	–	4,627	–	96,918	01/08/06	199.5	p	–		–
	87,967	–	–	4,411	–	92,378	01/08/07	193.42	p	–		–
	–	43,440	–	2,177	–	45,617	01/08/08	227.75	p	–		–

Dr P Reynolds	49,740	–	49,740	–	–	–	–	202.0	p	225.5	p	112
	78,868	–	–	3,954	–	82,822	01/08/06	199.5	p	–		–
	79,985	–	–	4,010	–	83,995	01/08/07	193.42	p	–		–
	–	46,774	–	2,345	–	49,119	01/08/08	227.75	p	–		–

The number of shares subject to awards granted during the financial year 2005/06 was calculated using the average middle market price of a BT share for the three days prior to the grant.
[a]Awards granted on 3 August 2005 in respect of the financial year 2004/05.
[b]Awards granted on 24 June 2002 vested on 1 August 2005.
Details of deferred bonus awards in respect of the financial year 2005/06 are given in the table on page 57. Awards in respect of the deferred bonuses will be granted in June 2006. The number of shares subject to the awards will be calculated using the average middle market price of a BT share for the three days prior to the grant.

Share awards under the Employee Share Investment Plan (ESIP) at 31 March 2006

	1 April 2005	Awarded		Vested	Total number of award shares 31 March 2006	Expected vesting date

Sir Christopher Bland
ESIP 2003	186	–		–	186	05/08/08
ESIP 2004	116	–		–	116	04/08/09
ESIP 2005	–	56	[a]	–	56	27/06/10

	302	56			358

A Green
ESIP 2002	130	–		–	130	14/08/07
ESIP 2003	186	–		–	186	05/08/08
ESIP 2004	116	–		–	116	04/08/09
ESIP 2005	–	56	[a]	–	56	27/06/10

	432	56		–	488

H Lalani
ESIP 2002	130	–		–	130	14/08/07
ESIP 2003	186	–		–	186	05/08/08
ESIP 2004	116	–		–	116	04/08/09
ESIP 2005	–	56	[a]	–	56	27/06/10

	432	56		–	488

I Livingston
ESIP 2004	116	–		–	116	04/08/09
ESIP 2005	–	56	[a]	–	56	27/06/10

	116	56		–	172

P Reynolds
ESIP 2002	130	–		–	130	14/08/07
ESIP 2003	186	–		–	186	05/08/08
ESIP 2004	116	–		–	116	04/08/09
ESIP 2005	–	56	[a]	–	56	27/06/10

	432	56		–	488

[a]Awards granted on 27 June 2005. On that date, the market price of a BT share was 220p.

Operating Committee
The one member of the Operating Committee (OC) who was not a member of the Board, left the company on 30 September 2005. The remuneration of that OC member for the financial year 2005/06 was £148,000 (2004/05 – £296,000), together with pension contributions of £17,000 (2004/05 – £34,000). No options or awards under the BT Group plans were granted to the OC member during the financial year 2005/06. The company met its contractual obligations in connection with the leaving arrangements and a number of outstanding options and share awards of the OC member were preserved under the terms of the relevant plans.

By order of the Board

Sir Anthony Greener
Deputy Chairman and Chairman of Remuneration Committee 17 May 2006

Report on directors’ remuneration	BT Group plc Annual Report and Form 20-F 2006 61

STATEMENT OF DIRECTORS’ RESPONSIBILITY
for preparing the financial statements

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether the group financial statements comply with IFRS as adopted by the EU, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the group financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

     The directors confirm that they have complied with the above requirements in preparing the financial statements.
     The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

62 BT Group plc Annual Report and Form 20-F 2006	Statement of directors’ responsibility

REPORT OF THE INDEPENDENT AUDITORS

UNITED KINGDOM OPINION

Independent auditors’ report to the members of BT Group plc
We have audited the group financial statements of BT Group plc for the year ended 31 March 2006 which comprise the group income statement, the group balance sheet, the group cash flow statement, the group statement of recognised income and expense, accounting policies and the related notes. These group financial statements are set out on pages 65 to 122. These group financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of BT Group plc for the year ended 31 March 2006 and on the information in the Report on directors’ remuneration that is described as having been audited. This separate report is set out on page 123.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) are set out in the statement of directors’ responsibilities.
     Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the Report of the directors is consistent with the group financial statements. The information given in the directors’ report includes that specific information presented in the operating and financial review that is cross referred from the Report of the directors. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We review whether the corporate governance statement reflects the company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
     We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Financial headlines, Chairman’s message, Chief Executive’s statement, the Operating and financial review, the Report of the directors, the Report of the audit committee, the Report of the nominating committee and the unaudited part of the Report on directors’ remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion:
•
the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2006 and of its profit and cash flows for the year then ended;

•	the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
•	the information given in the Report of the directors is consistent with the group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
17 May 2006

UNITED STATES OPINION
Report of Independent Registered Public Accounting Firm to the board of directors and shareholders of BT Group plc
In our opinion, the accompanying group balance sheets and the related group statements of income, of cash flows and of statements of recognised income and expenses present fairly, in all material respects, the financial position of BT Group plc and its subsidiaries at 31 March 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). These financial statements are the responsibility of the group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in the accounting policies section to the financial statements, the group has adopted prospectively from 1 April 2005 International Accounting Standards (IAS) 32 – ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 – ‘Financial Instruments: Recognition and Measurement’ in accordance with IFRS as adopted by the EU.
     IFRS, as adopted by the EU, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the United States Generally Accepted Accounting Principles note within the notes to the consolidated financial statements (note 35).

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
17 May 2006

Report of the independent auditors	BT Group plc Annual Report and Form 20-F 2006 63

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are divided into the following sections:

65	Accounting policies
73	Group income statement
74	Group statement of recognised income and expense
75	Group cash flow statement
76	Group balance sheet
77	Notes to the consolidated financial statements
77	Segmental analysis
79	Other operating income
80	Operating costs
80	Specific items
81	Finance income and finance expense
81	Taxation
82	Dividends
82	Earnings per share
83	Cash and cash equivalents
83	Net debt
84	Free cash flow
84	Acquisitions
88	Intangible assets
89	Property, plant and equipment
90	Investments
91	Associates and joint ventures
91	Trade and other receivables
92	Loans and other borrowings
93	Derivative financial instruments
93	Trade and other payables
94	Provisions
94	Deferred taxation
95	Minority interests
95	Reconciliation of movements in equity
96	Share capital
96	Other reserves and retained earnings
97	Related party transactions
97	Financial commitments and contingent liabilities
98	Retirement benefit plans
101	Employees
101	Share-based payment plans
104	Audit services
105	Financial instruments and risk management
111	Explanation of transition to IFRS
114	United States generally accepted accounting principles
122	Glossary of terms and US equivalents

64 BT Group plc Annual Report and Form 20-F 2006	Consolidated financial statements

ACCOUNTING POLICIES

(I) BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
These group financial statements have been prepared in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). For BT there are no differences between IFRS as adopted for use in the EU and full IFRS as published by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     Where there are significant differences to US GAAP, these have been described in note 35.
     IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’, has been applied in preparing these group financial statements. These are the group’s first financial statements to be prepared in accordance with IFRS; note 34 describes how the directors have applied the first-time adoption provisions as set out in IFRS 1.
     The policies set out below have been consistently applied to all the years presented with the exception of those relating to financial instruments under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’, which have been applied with effect from 1 April 2005.
     The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identifies material one-off or unusual items (termed ‘specific items’). This is in accordance with IAS 1, ‘Presentation of Financial Statements’ and is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered material one-off or unusual in nature include disposals of businesses and investments, business restructuring and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior year are disclosed in note 4.
     Accounting policies in respect of the parent company information for BT Group plc are set out on page 124. These are in accordance with UK GAAP.

(II) BASIS OF CONSOLIDATION
The group financial statements consolidate the financial statements of BT Group plc (“the company”) and entities controlled by the company (its subsidiaries) and incorporate its share of the results of jointly controlled entities (joint ventures) and associates using the equity method of accounting.
     The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used into line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are carried at cost plus post-acquisition changes in the group’s share of the net assets or liabilities of the associate or joint venture, less any impairment in value in individual investments. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture using the equity method of accounting.
     The group’s principal operating subsidiaries and associate are detailed on page 127.

(III) REVENUE
Revenue represents the fair value of the consideration received or receivable for services provided and equipment sales, net of discounts and sales taxes. Revenue from the sale of equipment and rendering of services is recognised when it is probable that the economic benefits associated with a transaction will flow to the group, and the amount of revenue, and the associated costs incurred, or to be incurred, can be measured reliably. Where the group acts as agent in a transaction amounts collected on behalf of the principal are excluded from revenue.
     Revenue arising from separable installation and connection activities is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s networks.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue over the associated subscription period. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Sales of peripheral and other equipment are recognised when all of the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue and costs from long term contractual arrangements are recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For fixed price contracts, revenue and costs are recognised on the proportional performance basis. For milestone based contracts, revenue and costs are recognised at the time a milestone is achieved and accepted by the customer. In the case of time and materials contracts, revenue and costs are recognised as the service is rendered. An element of the costs incurred in the initial phase of contracts may be deferred when they relate directly to the specific contract, relate to future activity of the contract and will generate future economic benefits.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. Recognised revenue and profits are subject to revisions during the contract in the event that the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to the customer on a standalone basis, revenue is recognised for each element as if it

Accounting policies	BT Group plc Annual Report and Form 20-F 2006 65

were an individual contract. The total contract consideration is allocated between the separate elements on the basis of fair value and the appropriate revenue recognition criteria applied to each element as described above.

(IV) LEASES
Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately.

(V) FOREIGN CURRENCIES
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in sterling, the functional and presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. However, where monetary items form part of the net investment in a foreign operation or are designated as hedges of a net investment, or from 1 April 2005, as cash flow hedges, such exchange differences are initially recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve. At the date of transition to IFRS, the cumulative translation differences for foreign operations have been set to zero.
     In the event of the disposal of an undertaking with assets and liabilities denominated in foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.

(VI) BUSINESS COMBINATIONS AND GOODWILL
The purchase method of accounting is used to account for the acquisition of subsidiaries. On transition to IFRS, the group has elected not to apply IFRS 3, ‘Business Combinations’ retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of a business which occurred between 1 January 1998 and 1 April 2004 is included in the balance sheet at original cost, less accumulated amortisation to the date of transition and any provisions for impairment. Goodwill arising on the acquisition of a business which occurred prior to 1 January 1998 was written off directly to retained earnings. From the date of transition, goodwill is not amortised but is tested for impairment annually, or more frequently if events and circumstances indicate that goodwill might be impaired.
     On the acquisition of a subsidiary undertaking, joint venture or associate, from the transition date, fair values are attributed to the acquired identifiable tangible and intangible assets, liabilities and contingent liabilities. Goodwill, which is capitalised, represents the difference between the fair value of purchase consideration and the acquired interest in the fair values of those net assets. Any negative goodwill is credited to the income statement in the year of acquisition. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of an undertaking.

(VII) OTHER INTANGIBLE ASSETS
Other intangible assets include licence fees, trademarks, brands, customer relationships, licences, development costs and computer software.
     When intangible assets are acquired in a business combination, their cost is generally based on fair market values.
     Costs directly associated with the development of computer software for internal use are capitalised where technical feasibility can be demonstrated, the group is satisfied that future economic benefits will flow to the group and the cost can be separately identified and reliably measured.
     Intangible assets are amortised on a straight line basis at rates sufficient to write off the cost, less any estimated residual value, over their estimated useful lives.
     Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the time the network is available for use to the end of the licence period on a straight line basis. Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case the costs are capitalised and amortised over the shorter of the estimated customer life or contractual period.
     The estimated useful lives assigned to the principal categories of intangible assets are as follows:

Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
Computer software	2 to 5 years

(VIII) RESEARCH AND DEVELOPMENT
Research expenditure is recognised in the income statement in the year in which it is incurred.
     Development expenditure, including internally developed software, is recognised in the income statement in the year in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility

66 BT Group plc Annual Report and Form 20-F 2006	Accounting policies

can be demonstrated. When the recognition criteria are met, intangible assets are capitalised and amortised on a straight line basis over their estimated useful lives from the time the assets are available for use.

(IX) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is included in the balance sheet at historic cost, less accumulated depreciation and any provisions for impairment.

Cost
Included within the cost for network assets are direct labour, contractors’ charges, materials, payments on account and directly attributable overheads.

Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the assets are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.
     The lives assigned to principal categories of assets are as follows:

Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:
Duct	25 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Computers and office equipment	3 to 6 years
Payphones, other network equipment, motor vehicles and cableships	2 to 20 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are re-assessed annually and if necessary changes are recognised prospectively.

(X) ASSET IMPAIRMENT (NON-FINANCIAL ASSETS)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is conducted, the recoverable amount is assessed by reference to the higher of the net present value of expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and other intangible fixed assets with an indefinite useful life are tested for impairment at least annually.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss is recognised against an asset it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, except in respect of impairment of goodwill which may not be reversed in any circumstances.

(XI) INVENTORY
Inventory mainly comprises items of equipment, held for sale or rental, and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.

(XII) TERMINATION BENEFITS
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the employees leaving the group.

(XIII) POST RETIREMENT BENEFITS
The group operates a funded defined benefit pension scheme, which is administered by an independent trustee, for the majority of its employees.
     The group’s net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the scheme assets.
     The income statement charge is split between an operating charge and a net finance charge. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.

(XIV) SHARE BASED PAYMENTS
The group has a number of employee share schemes and share option plans under which it makes equity settled share based payments to certain employees. The fair value of options granted is recognised as an employee expense after taking into account the company’s best estimate of the number of awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award. Any proceeds received are credited to share capital and share

Accounting policies	BT Group plc Annual Report and Form 20-F 2006 67

premium when the options are exercised. The group has applied IFRS 2 ‘Share based payment’ retrospectively to all options granted after 7 November 2002 and not fully vested at 1 January 2005.

(XV) TAXATION
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base.
     Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.

(XVI) DIVIDENDS
Final dividends are recognised as a liability in the year in which they are declared and approved by the company in general meeting. Interim dividends are recognised when they are paid.

(XVII) PROVISIONS
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

(XVIII) SHARE CAPITAL
Ordinary shares are classified as equity. Shares held in the parent company, BT Group plc, by employee share ownership trusts and repurchased shares are recorded in the balance sheet as a deduction from shareholders’ equity at cost.

(XIX) FINANCIAL INSTRUMENTS (TO 31 MARCH 2005)
The accounting policies adopted in respect of financial instruments in periods up to, and including 31 March 2005, are set out below. However, to provide comparability, certain classification principles have been applied to financial assets and liabilities for periods up to, and including 31 March 2005.
     Financial assets are classified as either financial assets at fair value through the income statement, loans and receivables or available-for-sale financial assets (see below). The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date. Up to 31 March 2005, financial assets in these categories were held at the lower of cost and net realisable value in accordance with UK GAAP.
     Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt.
     The effect of the currency element of currency swaps acting as hedges against financial assets and debt is reported separately in current and non current derivative financial instruments.

Criteria to qualify for hedge accounting
The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group’s operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Principal amounts underlying currency swaps are revalued at exchange rates ruling at the balance sheet date and are included in current and non-current derivative financial instruments.
     Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of net finance expense.
     The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses included in current and non-current derivative financial instruments. The difference between spot and forward rate for these contracts is recognised as part of net finance expense over the term of the contract.
     The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as current and non-current derivative financial instruments.

(XX) FINANCIAL INSTRUMENTS (FROM 1 APRIL 2005)
The following are the key accounting policies used in the preparation of the restated 1 April 2005 opening balance sheet and subsequent periods to reflect the adoption of IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Financial assets
Purchases and sales of financial assets
All regular way purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the group.

Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

68 BT Group plc Annual Report and Form 20-F 2006	Accounting policies

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
•	those that the group intends to sell immediately or in the short term, which are classified as held for trading;
•	those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.
     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the income statement) are recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.

Trade receivables
Trade receivables are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is objective evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings in current liabilities on the balance sheet.

Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement.
     If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings.

Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.

Accounting policies	BT Group plc Annual Report and Form 20-F 2006 69

Hedge accounting
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.

Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent the hedges are deemed effective. Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.

Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.

CRITICAL ACCOUNTING ESTIMATES AND KEY JUDGEMENTS
The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.

Interconnect income and payments to other telecommunications operators
In certain instances BT rely on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment and estimates are used in assessing the likely effect of these adjustments.

Providing for doubtful debts
BT provide services to around 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

Goodwill
The recoverable amount of cash-generating units have been determined based on value in use calculations. These calculations require the use of estimates.

Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes to service lives of assets implemented from 1 April 2005 had no significant impact on the results for the year ended 31 March 2006.

Property arrangements
As part of the property rationalisation programme we have identified a number of surplus properties. Although efforts are being made to sub-let this space it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.

70 BT Group plc Annual Report and Form 20-F 2006	Accounting policies

Long term customer contracts
Long term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The company performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates require updating. Key factors reviewed include transaction volumes, or other inputs, for which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.

Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 354,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.

Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.

Determination of fair values
Certain financial instruments are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.

ACCOUNTING STANDARDS, INTERPRETATIONS AND AMENDMENTS TO PUBLISHED STANDARDS NOT YET EFFECTIVE
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods, but which the group has not early adopted. The new standards which are expected to be relevant to the group’s operations are as follows:

Amendment to IAS 39 and IFRS 4 ‘Financial Guarantee Contracts’ (effective from 1 April 2006)
This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and determined; and (b) the expenditure required to settle the commitment at the balance sheet date. Management is currently assessing the impact of this amendment on the group’s financial statements.

Amendment to IAS 39 ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ (effective from 1 April 2006)
This amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. Management does not expect adoption of this amendment to have a significant impact on the group’s financial statements.

Amendment to IAS 39 ‘The Fair Value Option’ (effective from 1 April 2006)
This amendment changes the definition of the financial instruments classified at fair value through the income statement and restricts the ability to designate financial instruments as part of this category. Management does not expect adoption of this amendment to have a significant impact on the group’s financial statements.

IFRIC 4 ‘Determining whether an arrangement contains a lease’ (effective from 1 April 2006)
IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. Management does not expect adoption of this interpretation to have a significant impact on the group’s financial statements.

IFRS 7 ‘Financial Instruments: Disclosures’ (effective from 1 April 2007) and amendment to IAS 1 ‘Presentation of Financial Statements – Capital Disclosures’ (effective from 1 April 2007)
IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 and the amendment to IAS 1 on the group’s financial statements.

Amendment to IAS 21 ‘Net Investment in a Foreign Operation’ (effective from 1 April 2006)
This amendment relaxes the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. It also clarifies the treatment of so called ‘sister company loans’. The group has assessed the impact of the amendment and concluded it is not likely to have a significant impact on the group’s financial statements.

Accounting policies	BT Group plc Annual Report and Form 20-F 2006 71

IFRIC 7 ‘Applying the restatement approach under IAS 29’ (effective from 1 April 2006)
IFRIC 7 deals with the accounting when an entity identifies the existence of hyperinflation in the economy of its functional currency and how deferred tax items in the opening balance sheet should be restated. The group has operations in hyper-inflationary economies. The group has assessed the impact of the interpretation and concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 8 ‘Scope of IFRS 2’ (effective from 1 April 2007)
IFRIC 8 clarifies that transactions within the scope of IFRS 2 ‘Share Based Payment’ include those in which the entity cannot specifically identify some or all of the goods and services received. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

IFRIC 9 ‘Reassessment of embedded derivatives’ (effective from 1 April 2007)
IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the contract terms, in which case it is required. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.

72 BT Group plc Annual Report and Form 20-F 2006	Accounting policies

GROUP INCOME STATEMENT
For the year ended 31 March 2006

		Before specific	Specific
		items	items [a]	Total
For the year ended 31 March 2006	Notes	£m	£m	£m

Revenue	1	19,514	–	19,514
Other operating income	2	227	–	227
Operating costs	3	(17,108)	(138)	(17,246)

Operating profit	1	2,633	(138)	2,495

Finance expense	5	(2,740)	–	(2,740)
Finance income	5	2,268	–	2,268

Net finance expense		(472)	–	(472)
Share of post tax profit of associates and joint ventures	16	16	–	16
Profit on disposal of joint venture		–	1	1

Profit before taxation		2,177	(137)	2,040
Taxation	6	(533)	41	(492)

Profit for the year		1,644	(96)	1,548

Attributable to:
Equity shareholders of the parent		1,643	(96)	1,547
Minority interests		1	–	1

Earnings per share	8
Basic				18.4	p
Diluted				18.1	p

		Before specific	Specific
		items	items [a]	Total
For the year ended 31 March 2005	Notes	£m	£m	£m

Revenue	1	18,429	–	18,429
Other operating income	2	193	358	551
Operating costs	3	(15,929)	(59)	(15,988)

Operating profit	1	2,693	299	2,992

Finance expense	5	(2,773)	–	(2,773)
Finance income	5	2,174	–	2,174

Net finance expense		(599)	–	(599)
Share of post tax loss of associates and joint ventures	16	(14)	(25)	(39)

Profit before taxation		2,080	274	2,354
Taxation	6	(541)	16	(525)

Profit for the year		1,539	290	1,829

Attributable to:
Equity shareholders of the parent		1,540	290	1,830
Minority interests		(1)	–	(1)

Earnings per share	8
Basic				21.5	p
Diluted				21.3	p

[a]For a definition of specific items, see accounting policies. An analysis of specific items is provided in note 4.

Dividends paid in the year were £912 million (2005: £786 million), as shown in note 7. Interim and final dividends proposed in respect of the 2006 financial year were 11.9 pence per share (2005: 10.4 pence) which amounts to £993 million (2005: £883 million).

Group income statement	BT Group plc Annual Report and Form 20-F 2006 73

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31 March 2006

	2006	2005
	£m	£m

Profit for the year	1,548	1,829

Actuarial gains relating to retirement benefit obligations	2,122	294
Exchange differences:
– on translation of foreign operations	53	27
– fair value loss on net investment hedges	(20)	–
– reclassified and reported in net profit	(9)	–
Fair value movements on available-for-sale assets:
– fair value gains	35	–
– reclassified and reported in net profit	(35)	–
Fair value movements on cash flow hedges:
– fair value gains	4	–
– reclassified and reported in net profit	(204)	–
Tax impact of above items	(588)	(79)

Net gains recognised directly in equity	1,358	242

Total recognised income and expense for the year	2,906	2,071

Attributable to:
Equity shareholders of the parent	2,905	2,072
Minority interests	1	(1)

	2,906	2,071

The group has adopted IAS 32 and IAS 39, with effect from 1 April 2005. The adoption of IAS 32 and IAS 39 resulted in a decrease in equity at 1 April 2005 of £209 million, net of deferred tax, of which £nil was attributable to minority interests.
A reconciliation of the changes in other reserves and retained earnings is given in note 26.

74 BT Group plc Annual Report and Form 20-F 2006	Group statement of recognised income and expense

GROUP CASH FLOW STATEMENT
For the year ended 31 March 2006

		2006	2005
	Notes	£m	£m

Cash flow from operating activities
Profit before taxation		2,040	2,354
Depreciation and amortisation		2,884	2,844
Profit on sale of non current asset investments		–	(358)
Net finance expense		472	599
Other non cash charges		88	2
Share of (profits) losses of associates and joint ventures		(16)	39
Increase in inventories		(13)	(12)
(Increase) decrease in trade and other receivables		(41)	206
Increase in trade and other payables		174	59
Increase in provisions and other liabilities		189	173

Cash generated from operations		5,777	5,906
Income taxes paid		(390)	(332)

Net cash inflow from operating activities		5,387	5,574

Cash flow from investing activities
Interest received		185	374
Dividends received		1	2
Proceeds on disposal of property, plant and equipment		66	111
Proceeds on disposal of associates and joint ventures		–	35
Proceeds on disposal of non current financial assets		1	539
Proceeds on disposal of current financial assets		5,964	3,754
Acquisition of subsidiaries, net of cash acquired	12	(165)	(426)
Purchases of property, plant and equipment and computer software		(2,940)	(3,056)
Investment in associates and joint ventures		(2)	(27)
Purchases of non current financial assets		(2)	(2)
Purchases of current financial assets		(2,743)	(3,044)

Net cash inflow (outflow) from investing activities		365	(1,740)

Cash flow from financing activities
Equity dividends paid		(907)	(784)
Interest paid		(1,086)	(1,260)
Repayments of borrowings and derivatives		(4,148)	(1,022)
Repayment of finance lease liabilities		(284)	(275)
New bank loans raised		1,022	5
Net proceeds on issue of commercial paper		464	–
Repurchase of ordinary shares		(348)	(195)
Net proceeds on issue of treasury shares		9	2

Net cash used in financing activities		(5,278)	(3,529)

Net increase in cash and cash equivalents		474	305
Cash and cash equivalents at the start of the year		1,310	1,005

Cash and cash equivalents at the end of the year	9	1,784	1,310

Group cash flow statement	BT Group plc Annual Report and Form 20-F 2006 75

GROUP BALANCE SHEET
As at 31 March 2006

		2006	2005
	Notes	£m	£m

Non current assets
Intangible assets	13	1,641	1,254
Property, plant and equipment	14	15,489	15,391
Derivative financial instruments	19	19	18
Investments	15	17	13
Associates and joint ventures	16	48	102
Deferred tax assets	22	764	1,434

		17,978	18,212

Current assets
Inventories		124	106
Trade and other receivables	17	4,199	4,269
Derivative financial instruments	19	69	143
Investments	15	365	3,491
Cash and cash equivalents	9	1,965	1,312

		6,722	9,321

Current liabilities
Loans and other borrowings	18	1,940	4,261
Derivative financial instruments	19	332	375
Trade and other payables	20	6,540	6,763
Current tax liabilities		598	645
Provisions	21	70	60

		9,480	12,104

Total assets less current liabilities		15,220	15,429

Non current liabilities
Loans and other borrowings	18	7,995	7,744
Derivative financial instruments	19	820	472
Other payables	20	485	394
Deferred tax liabilities	22	1,505	1,715
Retirement benefit obligations	29	2,547	4,807
Provisions	21	261	202

		13,613	15,334

Equity
Ordinary shares	25	432	432
Share premium	25	7	3
Capital redemption reserve		2	2
Other reserves	26	364	762
Retained earnings	26	750	(1,154)

Total parent shareholders’ equity		1,555	45
Minority interests	23	52	50

Total equity	24	1,607	95

		15,220	15,429

The consolidated financial statements on pages 64 to 122 were approved by the Board of Directors on 17 May 2006 and were signed on its behalf by

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

76 BT Group plc Annual Report and Form 20-F 2006	Group balance sheet

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SEGMENTAL ANALYSIS
Primary reporting format – business segments
The group provides communications services which include networked IT services, local and international telecommunications services, broadband and internet products and services. The group is organised into three primary business segments; BT Retail, BT Wholesale and BT Global Services, each with differing risks, rewards and customer profiles. Hence these lines of business are the group’s primary reporting segments. The revenue of each business segment is derived as follows:

BT Retail derives its revenue from the supply of exchange lines and from the calls made over these lines, the leasing of private circuits and other private services. It also generates revenue from broadband, mobility, data, internet and multimedia services and from providing managed and packaged communications solutions to customers.

BT Wholesale derives its revenue from providing network services and solutions to communications companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers, including other BT lines of business, and from carrying transit traffic between telecommunications operators.

BT Global Services mainly generates its revenue from the provision of networked IT services, outsourcing and systems integration work to major corporates and from the fixed network operations of the group’s worldwide subsidiaries.

Other includes the group’s corporate and internal property, vehicle fleet and IT operations.

Openreach was launched on 21 January 2006. We will have completed the separation, configuration and implementation of the financial and operating systems to facilitate the separate reporting of Openreach by the first quarter of the 2007 financial year. This is in accordance with the timetable specified by the Undertakings. Therefore as Openreach is not a discrete segment at 31 March 2006 it is not presented as a separate business segment.

There is extensive trading between BT’s lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business. These intra-group trading arrangements are subject to periodic review.

	BT Retail	BT Wholesale	BT Global Services	Other	Intra-group	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m	£m

Revenue
External revenue	8,119	4,226	7,151	18	–	19,514
Internal revenue	333	5,006	1,481	–	(6,820)	–

Total revenue	8,452	9,232	8,632	18	(6,820)	19,514

	BT Retail	BT Wholesale	BT Global Services	Other	Intra-group	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m	£m

Revenue
External revenue	8,430	3,820	6,154	25	–	18,429
Internal revenue	268	5,275	1,334	–	(6,877)	–

Total revenue	8,698	9,095	7,488	25	(6,877)	18,429

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 77

1. SEGMENTAL ANALYSIS continued

	BT Retail	BT Wholesale	BT Global Services	Other	Total
Year ended 31 March 2006	£m	£m	£m	£m	£m

Results
Operating profit before specific items	644	1,992	363	(366)	2,633
Specific items				(138)	(138)

Segment result	644	1,992	363	(504)	2,495
Share of post tax profit of associates and joint ventures				16	16
Profit on disposal of joint venture				1	1
Net finance expense					(472)

Profit before tax					2,040
Taxation					(492)

Profit for the year					1,548

Capital additions[a]
Intangible assets	55	270	93	31	449
Property, plant and equipment	98	1,743	609	243	2,693

	153	2,013	702	274	3,142
Depreciation	120	1,778	556	181	2,635
Amortisation	27	124	82	16	249

[a]Additions to intangible assets exclude goodwill.

	BT Retail	BT Wholesale	BT Global Services	Other	Total
Year ended 31 March 2005	£m	£m	£m	£m	£m

Results
Operating profit before specific items	607	1,950	411	(275)	2,693
Specific items				299	299

Segment result	607	1,950	411	24	2,992
Share of post tax loss of associates and joint ventures				(39)	(39)
Net finance expense					(599)

Profit before tax					2,354
Taxation					(525)

Profit for the year					1,829

Capital additions
Intangible assets[a]	51	198	30	36	315
Property, plant and equipment	119	1,783	575	219	2,696

	170	1,981	605	255	3,011
Depreciation	133	1,831	513	217	2,694
Amortisation	14	83	37	16	150

[a]Additions to intangible assets exclude goodwill.

	BT Retail	BT Wholesale	BT Global Services	Other	Total
As at 31 March 2006	£m	£m	£m	£m	£m

Assets
Segment assets	2,517	13,159	6,253	(93)	21,836
Associates and joint ventures				48	48
Unallocated assets				2,816	2,816

Consolidated total assets	2,517	13,159	6,253	2,771	24,700

Liabilities
Segment liabilities	2,419	1,400	3,776	(308)	7,287
Unallocated liabilities				15,806	15,806

Consolidated total liabilities	2,419	1,400	3,776	15,498	23,093

	BT Retail	BT Wholesale	BT Global Services	Other	Total
As at 31 March 2005	£m	£m	£m	£m	£m

Assets
Segment assets	2,238	13,222	5,490	3,575	24,525
Associates and joint ventures				102	102
Unallocated assets				2,906	2,906

Consolidated total assets	2,238	13,222	5,490	6,583	27,533

Liabilities
Segment liabilities	2,472	1,387	3,095	405	7,359
Unallocated liabilities				20,079	20,079

Consolidated total liabilities	2,472	1,387	3,095	20,484	27,438

78 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

1. SEGMENTAL ANALYSIS continued
Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, trade receivables and associates and joint ventures. Unallocated assets include deferred taxation, investments and derivatives.
     Segment liabilities comprise trade and other payables and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.

Secondary reporting format – geographical segments

	2006	2005
	£m	£m

Revenue by geographic area
UK	16,901	16,863
Europe, excluding the UK	1,900	1,306
Americas	627	190
Asia and Pacific	86	70

Total	19,514	18,429

The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.

	Total assets		Capital additions

	2006	2005	2006	2005
	£m	£m	£m	£m

Total assets and capital additions by geographic area
UK	16,240	19,125	2,872	2,859
Europe, excluding the UK	3,777	4,316	191	114
Americas	1,704	1,014	66	31
Asia and Pacific	163	172	13	7
Unallocated assets	2,816	2,906	–	–

Total assets	24,700	27,533	3,142	3,011

Total assets and capital additions are allocated to geographical areas based on the location of the asset.

2. OTHER OPERATING INCOME

	2006	2005
	£m	£m

Profits on disposal of property, plant and equipment	2	22
Income from repayment works	74	64
Other operating income	151	107

Other operating income before specific items	227	193
Specific items (note 4)	–	358

Other operating income	227	551

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 79

3. OPERATING COSTS

	2006	2005
	£m	£m

Costs by nature
Staff costs:
Wages and salaries	3,910	3,645
Social security costs	377	319
Pension costs	603	540
Share-based payment	76	50

Total staff costs	4,966	4,554
Depreciation of property, plant and equipment
Owned assets	2,501	2,536
Under finance leases	134	158
Amortisation of intangible assets	249	150
Payments to telecommunications operators	4,045	3,725
Other operating costs	6,113	5,528
Own work capitalised	(900)	(722)

Total operating costs before specific items	17,108	15,929
Specific items	138	59

Total operating costs	17,246	15,988

Operating costs include the following:
Early leaver costs	133	166
Research and development expenditure[a]	486	352
Rental costs relating to operating leases	413	419
Foreign currency losses	12	3

[a]Research and development expenditure includes amortisation of £160 million (2005: £95 million) in respect of internally developed computer software.

4. SPECIFIC ITEMS
The group separately identifies and discloses material one-off or unusual items (termed ‘specific items’, as defined in accounting policies). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group.

	2006	2005
	£m	£m

Other operating income
Profit on sale of non current asset investments[a]	–	358

Operating costs
Property rationalisation costs[b]	(68)	(59)
Creation of Openreach[c]	(70)	–

	(138)	(59)
Share of results of associates and joint ventures
Impairment of assets in joint ventures[d]	–	(25)
Profit on disposal of joint venture	1	–

Net specific items before tax	(137)	274

Tax credit on specific items	41	16

Net specific items after tax	(96)	290

[a]During the prior year the group disposed of some non-core investments. The resulting profit on disposal of £358 million comprised £236 million from the sale of the group’s 15.8% interest in Eutelsat SA, £46 million from sale of the 4% interest in Intelsat, £38 million from the sale of the 11.9% interest in Starhub Pte Ltd and other gains of £38 million.

[b]In the current year £68 million (2005: £59 million) of property rationalisation charges were recognised in relation to the group’s provincial office portfolio.
[c]During the current financial year a provision of £70 million was recognised for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach in accordance with the Undertakings agreed with Ofcom on 21 September 2005.

[d]In the prior year the group incurred an impairment charge of £25 million representing its share of a write down of Albacom’s assets prior to Albacom becoming a subsidiary.

80 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

5. FINANCE INCOME AND FINANCE EXPENSE

	2006	2005	[a]
	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[b]	831	963
Interest on finance leases	62	68
Interest on other borrowings	20	19
Unwinding of discount on provisions	3	3
Net charge on financial instruments in a fair value hedge[c]	–	–
Net foreign exchange on items in hedging relationships[d]	–	–
Fair value movements on derivatives not in a designated hedge relationship	8	–
Interest on pension scheme liabilities	1,816	1,720

Total finance expense	2,740	2,773

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has therefore applied the group’s previous accounting policies in calculating the recognition and measurement basis for finance expense (see accounting policies).

[b]Includes a net charge of £41 million relating to fair value movements on derivatives recycled from the cash flow reserve.
[c]Includes a net charge of £71 million relating to fair value movements arising on hedged items and a net credit of £71 million relating to fair value movements arising on derivatives designated as fair value hedges.

[d]Includes a net charge of £330 million relating to foreign exchange movements on hedged loans and borrowings and a net credit of £330 million relating to fair value movements on derivatives recycled from the cash flow reserve.

	2006	2005	[a]
	£m	£m

Finance income
Income from listed investments[b]	44	47
Other interest and similar income[c]	154	209
Net foreign exchange on items in hedging relationships[d]	–	–
Expected return on pension scheme assets	2,070	1,918

Total finance income	2,268	2,174

Net finance expense	472	599

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has therefore applied the group’s previous accounting policies in calculating the recognition and measurement basis for finance income (see accounting policies).

[b]Income from listed investments includes £37 million relating to gains on held for trading investments.
[c]On 11 August 2005, the group exercised its option to require early redemption of its US dollar convertible 2008 bond. Bondholders had the option to take redemption proceeds in the form of cash or shares in the group’s interest in LG Telecom. The majority of bondholders exercised their option to take the redemption proceeds in the form of LG Telecom shares. Other interest includes a net bond redemption gain of £27 million. This reflects the write off of LG Telecom shares of £121 million and the associated release from the available-for-sale reserve of £35 million; the write off of the bond and transaction costs of £87 million and the associated option liability of £17 million; and the release from the translation reserve of £9 million credit relating to foreign exchange movements on the investment in LG Telecom to the date of disposal.

[d]Includes a net credit of £85 million relating to foreign exchange movements on hedged investments and a net charge of £85 million relating to fair value movements on derivatives recycled from the cash flow reserve.

6. TAXATION
	2006	2005
	£m	£m

Analysis of taxation expense for the year
United Kingdom:
Corporation tax at 30% (2005: 30%)	404	542
Adjustments in respect of prior periods	(69)	4
Non-UK taxation:
Current	12	(4)
Adjustments in respect of prior periods	1	(3)

Total current tax	348	539

Deferred tax:
Origination and reversal of temporary differences	155	(15)
Adjustment in respect of prior periods	(11)	1

Total deferred tax	144	(14)

Total taxation expense in the income statement	492	525

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 81

6. TAXATION continued
Factors affecting taxation expense
The taxation expense on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2006		2005
	£m	%	£m	%

Profit before tax	2,040		2,354

Notional taxation expense at UK rate of 30% (2005: 30%)	612	30.0	706	30.0
Effects of:
Non deductible depreciation and amortisation	8	0.4	6	0.2
Non deductible non-UK losses	29	1.4	38	1.6
Lower taxes on non-UK profits	(1)	–	(14)	(0.6)
Lower taxes on gain on disposal of non-current investments and group undertakings	–	–	(107)	(4.5)
Other deferred tax assets not recognised	(25)	(1.2)	–	–
Associates and joint ventures	(5)	(0.2)	–	–
Adjustments in respect of prior periods	(79)	(3.9)	2	0.1
Other	(47)	(2.4)	(106)	(4.5)

Total taxation expense and effective tax rate	492	24.1	525	22.3

Specific items	41	0.4	16	3.7

Total taxation expense before specific items/effective tax rate	533	24.5	541	26.0

	2006	2005
	£m	£m

Tax on items charged to equity
Current tax charge on exchange movements offset in reserves	–	7
Deferred tax credit relating to losses on cash flow hedges	(45)	–
Deferred tax charge relating to ineffective hedges	9	–
Deferred tax charge on actuarial gain relating to retirement benefit obligations	629	72
Deferred tax credit relating to share based payments	(5)	–

Total taxation on items taken directly to equity	588	79

7. DIVIDENDS
	2006	2005
	pence	pence	2006	2005
	per share	per share	£m	£m

Final paid in respect of the prior year	6.50	5.30	551	454
Interim paid in respect of the current year	4.30	3.90	361	332

	10.80	9.20	912	786

The directors are proposing that a final dividend in respect of the year ended 31 March 2006 of 7.6 pence per share will be paid to shareholders on 11 September 2006, taking the full year proposed dividend in respect of the 2006 financial year to 11.9 pence (2005: 10.4 pence). This dividend is subject to approval by shareholders at the Annual General Meeting and therefore the liability of £632 million (2005: £551 million) has not been included in these financial statements. The proposed dividend will be payable to all shareholders on the Register of Members on 18 August 2006.

8. EARNINGS PER SHARE
The basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue after deducting the company’s shares held by employee share ownership trusts and treasury shares.
     In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account where the impact of these is dilutive. Options over 52 million shares (2005: 207 million shares) were excluded from the calculation of the total diluted number of shares as the impact of these is anti-dilutive.

The weighted average number of shares in the years were:

	2006		2005
	millions of		millions of
	shares		shares

Basic	8,422		8,524
Dilutive ordinary shares from share options and shares held in trust	115		57

Total diluted	8,537		8,581

Profit attributable to equity shareholders of the parent (£m)	1,547		1,830

Basic earnings per share (pence)	18.4	p	21.5	p
Diluted earnings per share (pence)	18.1	p	21.3	p

82 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

8. EARNINGS PER SHARE continued
Basic earnings per share before specific items, and the per share impact of individual specific items, is as follows:

	2006 pence	2006	2005 pence	2005
	per share	£m	per share	£m

Per share impact of specific items:
Profit on sale of non current asset investments	–	–	4.2	358
Profit on sale of joint venture	–	1	–	–
Property rationalisation costs	(0.8)	(68)	(0.7)	(59)
Provision for the creation of Openreach	(0.8)	(70)	–	–
Impairment in associates and joint ventures	–	–	(0.3)	(25)
Tax credit on specific items	0.5	41	0.2	16

Basic (loss) earnings per share/(loss) profit for the year attributable to specific items	(1.1)	(96)	3.4	290

Basic earnings per share/profit for the year	18.4	1,548	21.5	1,829
Adjustment: Basic loss (earnings) per share/loss (profit) for the financial year attributable to specific items	1.1	96	(3.4)	(290)

Basic earnings per share/profit for the year before specific items	19.5	1,644	18.1	1,539

9. CASH AND CASH EQUIVALENTS

	2006	2005
	£m	£m

Cash at bank and in hand	511	206

Cash equivalents
Listed cash equivalents
Euro treasury bills	8	20

Unlisted cash equivalents
US corporate debt securities	422	223
UK deposits	914	818
European deposits	70	36
US deposits	40	9

Total cash equivalents	1,454	1,106

Total cash and cash equivalents	1,965	1,312
Bank overdrafts	(181)	(2)

Cash and cash equivalents per the cash flow statement	1,784	1,310

The group has a cross undertaking guarantee facility across certain bank accounts which allows a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within the scheme. At 31 March 2006, overdraft balances of £171 million had a legally enforceable right of set off against cash balances of £209 million. These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.

10. NET DEBT
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
     This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £171 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

	2006	2005
	£m	£m

Analysis of net debt
Loans and other borrowings (current and non current)	9,935	12,005
Less:
Cash and cash equivalents	1,965	1,312
Current asset investments	365	3,491

	7,605	7,202
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	121	691
To recognise borrowings and investments at net proceeds and unamortised discount	(192)	–

Net debt	7,534	7,893

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 83

10. NET DEBT continued
After allocating the element of the adjustments which impacts loans and other borrowings as defined above, gross debt at 31 March 2006 was £9,685 million (31 March 2005: £12,696 million).

	2006	2005
	£m	£m

Reconciliation of net cash flow to movement in net debt
Net debt at 1 April	7,893	8,530
Decrease in net debt resulting from cash flows	(199)	(887)
Net debt assumed or issued on acquisitions	–	159
Currency movements	(75)	2
Other non-cash movements	(85)	89

Net debt at 31 March	7,534	7,893

Non-cash transactions
Other non-cash movements in 2006 includes £87 million relating to the early redemption of the group’s US dollar convertible bond for shares in LG Telecom.

11. FREE CASH FLOW
Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (excluding interest paid) and less the acquisition or disposal of group undertakings. It is a non-GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

	2006	2005
	£m	£m

Cash generated from operations before taxation	5,777	5,906
Income taxes paid	(390)	(332)

Net cash inflow from operating activities	5,387	5,574
Included in cash flows from investing activities
Net purchase of property, plant and equipment, computer software and licences	(2,874)	(2,945)
(Sale) purchase of non current financial assets	(1)	537
Dividends received from associates	1	2
Interest received	185	374
Included in cash flows from financing activities
Interest paid	(1,086)	(1,260)

Free cash flow	1,612	2,282

12. ACQUISITIONS

	Atlanet	[a]	Radianz	[b]	Other	[c]	Total
Year ended 31 March 2006	£m		£m		£m		£m

Fair value of consideration	65		143		69		277
Less: fair value of net assets acquired	35		104		17		156

Goodwill arising	30		39		52		121

Consideration:
Cash	58		120		52		230
Deferred consideration	7		–		17		24
Debt assumed	–		23		–		23

Total	65		143		69		277

The outflow of cash and cash equivalents is as follows:
Cash consideration	58		115		52		225
Less: cash acquired	5		44		11		60

	53		71		41		165

84 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

12. ACQUISITIONS continued

	Infonet	[d]	Albacom	[e]	Other	[f]	Total
Year ended 31 March 2005	£m		£m		£m		£m

Fair value of consideration	520		131		19		670
Less: fair value of net assets acquired	334		122		9		465

Goodwill arising	186		9		10		205

Consideration:
Cash	520		93		23		636
Deferred consideration	–		38		1		39

Total	520		131		24		675

The outflow of cash and cash equivalents is as follows:
Cash consideration	520		93		23		636
Less: cash acquired	205		–		5		210

	315		93		18		426

Year ended 31 March 2006
aAtlanet
On 28 February 2006 the group acquired 100% of the issued share capital of Atlanet SpA (Atlanet) for total consideration of £65 million, including deferred consideration of £7 million and acquisition costs of £1 million. The net assets acquired in the transaction and the goodwill arising were as follows:

Book and
fair value
£m

Intangible assets	2
Property, plant and equipment	25
Receivables	46
Cash and cash equivalents	5
Payables	(43)

Group’s share of original book value and fair value of net assets	35

Goodwill	30

Total consideration	65

The fair value adjustments relating to the acquisition of Atlanet are provisional due to the timing of the transaction and will be finalised during the 2007 financial year.
     From the date of acquisition, Atlanet has contributed to the group’s results revenue of £7 million and a net loss of £1 million. If the acquisition had occurred on 1 April 2005, the group’s revenue would have been higher by £90 million, and profit for the year would have been lower by £1 million (year ended 31 March 2005, £112 million higher and £1 million lower, respectively). The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled workforce, expected cost savings and synergies.

bRadianz
On 29 April 2005, the group acquired 100% of the issued share capital of Radianz Limited (Radianz) for total consideration of £143 million, including acquisition costs of £5 million. The net assets acquired in the transaction, and the goodwill arising, were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	22	22
Property, plant and equipment	55	(4)	51
Receivables	40	–	40
Cash and cash equivalents	44	–	44
Payables	(53)	–	(53)

Group’s share of original book value and fair value of net assets	86	18	104

Goodwill			39

Total consideration			143

From the date of acquisition Radianz has contributed to the group’s results £60 million of revenue and a net loss of £30 million. If the acquisition had occurred on 1 April 2005, the group’s revenue and profit after tax would have been higher by £4 million and £nil, respectively (year ended 31 March 2005, £38 million and £1 million, respectively).

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 85

12. ACQUISITIONS continued
Intangible assets, comprising a brand, customer lists and customer relationships, were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

cOther
During the year ended 31 March 2006 the group acquired a number of other smaller subsidiary undertakings and businesses including principally SkyNet Systems Limited, the CARA Group and Total Network Solutions Limited. The combined net assets and goodwill arising in respect of these acquisitions were as follows:

Book and
fair value
£m

Property, plant and equipment	5
Inventories	4
Receivables	26
Cash and cash equivalents	11
Payables	(29)

Group’s share of original book value and fair value of net assets	17

Goodwill	52

Total consideration	69

If these acquisitions had occurred on 1 April 2005, the group’s revenue and profit after tax would have been higher by £15 million and £nil, respectively.

Year ended 31 March 2005
dInfonet
On 25 February 2005 the group acquired 100% of the issued share capital of Infonet Services Corporation (Infonet) for total consideration of £520 million including acquisition costs of £10 million (£315 million, net of cash in the business). At 31 March 2005, the fair value adjustments relating to the acquisition of Infonet were provisional, however no further changes to these adjustments were necessary when the fair values were finalised in the 2006 financial year. The net assets acquired in the transaction, and the goodwill arising, were as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	78	78
Property, plant and equipment	200	(100)	100
Receivables	93	(19)	74
Cash and cash equivalents	205	–	205
Payables	(94)	4	(90)
Provisions and non current liabilities	(14)	(18)	(32)
Minority interest	(1)	–	(1)

Group’s share of original book value and fair value of net assets	389	(55)	334

Goodwill			186

Total consideration			520

Intangible assets, comprising a brand and customer relationships, were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

86 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

12. ACQUISITIONS continued

[e]Albacom
On 4 February 2005 the group acquired the 74% interest in Albacom SpA (Albacom) not already held for total consideration of £131 million, including deferred consideration of £38 million and acquisition costs of £5 million. The deferred consideration is dependent upon the financial performance of Albacom in the 2009 financial year and the minimum payable is £38 million. At 31 March 2005, the fair value adjustments relating to the acquisition of Albacom were provisional, however no further changes to these adjustments were necessary when the fair values were finalised in the 2006 financial year. The net assets acquired in the transaction, and the goodwill arising, were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	190	–	190
Property, plant and equipment	188	(11)	177
Inventories	5	–	5
Receivables	206	–	206
Payables	(301)	(14)	(315)
Provisions and non current liabilities	(139)	–	(139)
Minority interest	(2)	–	(2)

Group’s share of original book value and fair value of net assets	147	(25)	122

Goodwill			9

Total consideration			131

The residual excess over the net assets acquired was recognised as goodwill. Goodwill comprises principally the assembled work force, expected cost savings and synergies.

[f]Other
During the year ended 31 March 2005 the group acquired a number of other smaller subsidiary undertakings and businesses, principally BIC Systems Group Limited. The combined net assets acquired in the transaction and goodwill arising in respect of these acquisitions were as follows:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	6	6
Receivables	3	–	3
Cash and cash equivalents	5	–	5
Payables	(5)	–	(5)

Group’s share of original book value and fair value of net assets	3	6	9

Goodwill			10

Total consideration			19

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 87

13. INTANGIBLE ASSETS
			Brands,
			customer
		Telecommunication	lists, and	Computer
	Goodwill	licences and other	relationships	software [a]	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2004	202	9	–	713	924
Additions	–	–	–	319	319
Disposals	–	(5)	–	(81)	(86)
Exchange differences	(3)	1	–	3	1
Acquisitions through business combinations	205	192	84	81	562

At 1 April 2005	404	197	84	1,035	1,720
Additions	–	–	–	449	449
Disposals	–	–	–	8	8
Exchange differences	18	8	–	8	34
Acquisitions through business combinations	121	1	22	16	160

At 31 March 2006	543	206	106	1,516	2,371

Amortisation
At 1 April 2004		7	–	289	296
Acquisitions		38	–	45	83
Disposals		–	–	(65)	(65)
Charge for the year		6	–	144	150
Exchange differences		–	–	2	2

At 1 April 2005		51	–	415	466
Charge for the year		9	11	229	249
Acquisitions		–	–	15	15
Disposals		–	–	(8)	(8)
Exchange differences		2	–	6	8

At 31 March 2006		62	11	657	730

Carrying amount
At 31 March 2006	543	144	95	859	1,641

At 31 March 2005	404	146	84	620	1,254

[a]Includes additions in 2006 of £401 million (2005: £265 million) in respect of internally developed computer software.

Impairment tests of goodwill
Goodwill is not amortised but tested for impairment at least annually. For the purpose of impairment testing the group’s cash generating units are considered to be the business segments. Goodwill has been allocated to cash generating units as follows:

	2006	2005
	£m	£m

BT Global Services	488	360
BT Retail	55	44

	543	404

The recoverable amount of each cash generating unit (CGU) is based on value in use calculations. These are determined using cash flow projections derived from financial budgets approved by the board covering a five year period. They reflect management’s expectation of revenue growth, operating costs and margin for each CGU based on past experience. Cash flows beyond the five year period have been extrapolated using estimated terminal growth rates ranging from 0% to 2%. These rates have been determined with regard to projected growth rates for the specific markets in which the CGU participates and are not considered to exceed the long term average growth rates for those markets. Discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital for non-regulated products of 11.4%.
     The forecasts are most sensitive to changes in projected revenue growth rates in the first five years of the forecast period. However there is significant headroom and based on the sensitivity analysis performed we have concluded that no reasonably possible changes in the base case assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

88 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

14. PROPERTY, PLANT AND EQUIPMENT
			Assets in
	Land and	Plant and	course of
	buildings [a]	equipment [b]	construction	Total
	£m	£m	£m	£m

Cost
At 1 April 2004	1,029	34,963	724	36,716
Additions[c]	9	495	2,185	2,689
Acquisition through business combinations	96	643	23	762
Transfers	49	2,114	(2,163)	–
Exchange differences	2	50	1	53
Disposals and adjustments	(120)	(994)	(7)	(1,121)

31 March 2005	1,065	37,271	763	39,099
Additions[c]	17	653	2,038	2,708
Acquisition through business combinations	23	298	2	323
Transfers	50	1,817	(1,867)	–
Exchange differences	4	85	–	89
Disposals and adjustments	(39)	(1,757)	(41)	(1,837)

At 31 March 2006	1,120	38,367	895	40,382

Accumulated depreciation
At 1 April 2004	346	21,277	–	21,623
Charge for the year	49	2,645	–	2,694
Acquisition through business combinations	41	444	–	485
Exchange differences	1	31	–	32
Disposals and adjustments	(66)	(988)	–	(1,054)

At 31 March 2005	371	23,409	–	23,780
Charge for the year	58	2,577	–	2,635
Acquisition through business combinations	14	228	–	242
Exchange differences	1	54	–	55
Disposals and adjustments	(32)	(1,730)	–	(1,762)

At 31 March 2006	412	24,538	–	24,950

Carrying amount
At 31 March 2006	708	13,829	895	15,432
Engineering stores	–	–	57	57

Total carrying amount at 31 March 2006	708	13,829	952	15,489

At 31 March 2005	694	13,862	763	15,319
Engineering stores	–	–	72	72

Total carrying amount at 31 March 2005	694	13,862	835	15,391

	2006	2005
	£m	£m

[a]The carrying amount of land and buildings comprised:
Freehold	311	373
Long leases (over 50 years unexpired)	136	50
Short leases	261	271

Total carrying amount of land and buildings	708	694

[b]The carrying amount of the group’s property, plant and equipment includes an amount of £460 million (2005: £593 million) in respect of assets held under finance leases. The depreciation charge on those assets for the year ended 31 March 2006 was £134 million (2005: £158 million).

	2006	2005
	£m	£m

[c] Additions to property, plant and equipment comprised:
Plant and equipment
Transmission equipment	1,429	1,488
Exchange equipment	80	143
Other network equipment	727	648
Computers and office equipment	281	312
Motor vehicles and other	123	34
Land and buildings	68	64

Total additions to property, plant and equipment	2,708	2,689
(Decrease) increase in engineering stores	(15)	7

Total additions	2,693	2,696

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 89

15. INVESTMENTS
	2006	2005	[a]
	£m	£m

Non current assets
Available-for-sale	9	7
Loans and receivables	8	6

	17	13

Current assets
Available-for-sale	2	1,149
Held for trading	348	339
Loans and receivables	15	2,003

	365	3,491

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has applied the group’s previous accounting policies in calculating the recognition and measurement basis for investments, with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

	2006	2005	[a]
	£m	£m

Available-for-sale
At 1 April	1,156	1,376
Additions	195	219
Transfer from associates and joint ventures	86	–
Revaluation surplus transfer to equity	35	–
Disposals	(1,461)	(439)

At 31 March	11	1,156

Less: Non-current available-for-sale assets	9	7

Current available-for-sale assets	2	1,149

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has applied the group’s previous accounting policies in calculating the recognition and measurement basis for investments, with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

Available-for-sale financial assets consist mainly of listed corporate debt securities and notes denominated in sterling.

	2006	2005	[a]
	£m	£m

Held for trading
US Government debt securities	51	46
US Corporate debt securities	297	293

	348	339

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The comparative period has applied the group’s previous accounting policies in calculating the recognition and measurement basis for investments, with the exception of adjustments relating to derivatives which are now reclassified as derivative financial instruments (see accounting policies).

The investments included above represent listed short term debt securities with quoted market prices. The group has not designated any financial assets that are not classified as held for trading as financial assets at fair value through the income statement.

Loans and receivables
Loans and receivable financial assets mainly consist of term deposits and other fixed term debt securities denominated in sterling with a fixed coupon and options for early redemption.

90 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

16. ASSOCIATES AND JOINT VENTURES
The group’s share of the assets, liabilities, revenue and expenses of its interest in associates and joint ventures, at 31 March, was as follows:

	Associates	Joint ventures	2006 Total	Associates	Joint ventures	2005 Total
	£m	£m	£m	£m	£m	£m

Non current assets	20	3	23	12	207	219
Current assets	46	1	47	26	92	118
Non current liabilities	–	–	–	–	(98)	(98)
Current liabilities	(21)	(1)	(22)	(10)	(127)	(137)

Share of net assets	45	3	48	28	74	102

Revenue	74	113	187	53	355	408
Expenses[a]	(59)	(108)	(167)	(47)	(400)	(447)
Taxation	(1)	(3)	(4)	–	–	–

Share of post tax results	14	2	16	6	(45)	(39)

[a]Includes an impairment charge of £25 million recognised in the prior year, and included within specific items (see note 4).

During the 2006 financial year, the LG Telecom joint venture (carrying value £86 million), was transferred to available-for-sale assets in connection with the early redemption of the group’s US dollar convertible 2008 bond.
Details of the group’s principal associate at 31 March 2006 are set out on page 127.

17. TRADE AND OTHER RECEIVABLES

	2006	2005
	£m	£m

Trade receivables	1,662	1,927
Prepayments	991	423
Accrued income	1,254	1,423
Other debtors	292	496

	4,199	4,269

Trade receivables are stated after deducting £315 million (2005: £338 million) for doubtful debts. The amount charged to the income statement for doubtful debts for the year ended 31 March 2006 was £170 million (2005: £150 million).

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 91

18. LOANS AND OTHER BORROWINGS
	2006	2005	[a]
	£m	£m

US dollar 8.875% notes 2030 (minimum 8.625%b)[c]	1,580	1,413
Sterling 5.75% bonds 2028	607	596
Sterling 3.5% indexed linked notes 2025	291	278
Sterling 8.625% bonds 2020	297	297
Sterling 7.75% notes 2016 (minimum 7.5%b)	709	692
Euro 7.125% notes 2011 (minimum 6.875%b)[c]	790	771
US dollar 8.375% notes 2010 (minimum 8.125%b)[c]	1,713	1,535
US dollar 8.765% bonds 2009[d]	120	106
US dollar convertible 2008 (0.75%)	–	90
US dollar 7% notes 2007[d]	624	529
Sterling 7.375% notes 2006 (minimum 7.125%b)	409	399
Sterling 12.25% bonds 2006	–	229
Euro 6.375% notes 2006 (minimum 6.125%b)[d]	–	2,061
US dollar 7.875% notes 2005 (minimum 7.624%b)[d]	–	1,485

Total listed bonds, debentures and notes	7,140	10,481

Finance leases	845	1,100

Commercial paper[c,e]	472	–
Sterling bank loans due 2007-2009 (average effective interest rate 9.7%)	240	240
Sterling floating rate note 2005-2009 (average effective interest rate 4.1%)	49	90
Sterling floating rate loan 2006 (average effective interest rate 10.3%)	–	92
Sterling floating rate loan 2009 (average effective interest rate 4.6%)	1,003	–
Preference shares	5	–
Bank overdrafts (of which £171 million had a legally enforceable right of set off – see note 9)	181	2

Total other loans and borrrowings	1,950	424

Total loans and other borrowings	9,935	12,005

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The group previously recognised the currency value of derivatives against the loans and other borrowings balance. These recognised amounts have been reclassified in the comparative period as derivative financial instruments. In addition, the underlying borrowing is stated based on previously applied UK GAAP at the amount of net proceeds adjusted to amortise any discount over the term of the debt (see accounting policies).

[b]The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.

[c]Hedged in a designated cash flow hedge.
[d]Hedged in a designated cash flow and fair value hedge.
[e]Commercial paper is denominated in sterling (£35 million), US dollar (£66 million) and euro (£371 million).

The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
The carrying values disclosed above for the current year reflect balances at amortised cost adjusted for deferred and current fair value adjustments to the relevant loans or borrowing’s hedged risk in a fair value hedge. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases all borrowings as at 31 March 2006 are unsecured.

	2006			2005

			Principal				Principal
	Carrying	Effect of hedging	repayments at	Carrying	Effect of hedging		repayments at
	amount	and interest [a]	hedged rates	amount	and interest	[a]	hedged rates
	£m	£m	£m	£m	£m		£m

Repayments fall due as follows:
Within one year, or on demand	1,940	(190)	1,750	4,261	344		4,605
Between one and two years	1,182	(3)	1,179	788	–		788
Between two and three years	337	–	337	806	43		849
Between three and four years	369	8	377	100	(2)		98
Between four and five years	2,467	55	2,522	258	17		275
After five years	3,628	63	3,691	5,792	289		6,081
Total due for repayment after more than one year	7,983	123	8,106	7,744	347		8,091

Total repayments	9,923	(67)	9,856	12,005	691		12,696
Fair value adjustments for hedged risk	12			–

Total loans and other borrowings	9,935			12,005

[a]Adjustment for hedging and interest reflects the impact of the currency element of derivatives and adjusts the repayments to exclude interest recognised in the carrying amount.

92 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

18. LOANS AND OTHER BORROWINGS continued

	Minimum lease payments		Repayment of outstanding lease obligations
	2006	2005	2006	2005
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	361	352	318	301
In the second to fifth years inclusive	391	695	316	587
After five years	430	439	211	212

	1,182	1,486	845	1,100
Less: future finance charges	(337)	(386)	–	–

Total finance lease obligations	845	1,100	845	1,100

The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

19. DERIVATIVE FINANCIAL INSTRUMENTS

	2006		2005		[a]

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Interest rate swaps – cash flow hedge	–	405	–	–
Other interest rate swaps	49	304	–	–
Cross currency swaps – cash flow hedge	20	417	16	592
Cross currency swaps – fair value hedge	12	16	143	254
Forward foreign exchange contracts – cash flow hedge	7	5	–	–
Other forward foreign exchange contracts	–	3	2	1
Embedded derivatives – options	–	2	–	–

	88	1,152	161	847

Analysed as:
Current	69	332	143	375
Non current	19	820	18	472

	88	1,152	161	847

[a]The group adopted IAS 32 and IAS 39 from 1 April 2005. The group previously recognised the currency value of derivatives against the hedged financial instrument or within other receivables and other payables. These recognised amounts have been reclassified in the comparative period as derivative financial instruments. As the balances in the comparative period only reflect the currency fair value of those instruments they are not directly comparable with those amounts disclosed in the 2006 financial year (see accounting policies).

Details of hedges in which the derivative financial instruments are utilised are disclosed in note 33.

20. TRADE AND OTHER PAYABLES

	2006	2005
	£m	£m

Current
Trade payables	3,466	2,921
Other taxation and social security	521	468
Other creditors	945	1,038
Accrued expenses	488	719
Deferred income	1,120	1,617

	6,540	6,763

	2006	2005
	£m	£m

Non current
Other creditors	445	352
Deferred income	40	42

	485	394

Non current payables relate to operating lease liabilities and deferred gains on a prior period sale and operating and finance leaseback transaction.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 93

21. PROVISIONS

	Property provisions	[a]	Other provisions	[b]	Total
	£m		£m		£m

At 1 April 2005	192		70		262
Charged to income statement[c]	84		75		159
Unwind of discount	3		–		3
Utilised in the year	(53)		(40)		(93)

At 31 March 2006	226		105		331

	2006	2005
	£m	£m

Analysed as:
Current	70	60
Non-current	261	202

	331	262

[a]Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 25 years.

[b]Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled. Also included are amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach, which will be utilised over two years.

[c]Includes specific items of £68 million for property rationalisation costs and £70 million for the creation of Openreach, see note 4.

22. DEFERRED TAXATION

	Excess capital	Retirement benefit	Share based
	allowances	obligations	payments	Other	Total
	£m	£m	£m	£m	£m

At 1 April 2004	1,988	(1,541)	–	(224)	223
Charge (credit) to income statement	(20)	35	(7)	(22)	(14)
Charge to equity	–	72	–	–	72

At 31 March 2005	1,968	(1,434)	(7)	(246)	281

Deferred tax (asset)	–	(1,434)	–	–	(1,434)
Deferred tax liability	1,968	–	(7)	(246)	1,715

At 31 March 2005	1,968	(1,434)	(7)	(246)	281

Transitional adjustment on adoption of IAS 39	–	–	–	(272)	(272)
Charge (credit) to income statement	(16)	41	(13)	132	144
Charge (credit) to equity	–	629	(5)	(36)	588

As 31 March 2006	1,952	(764)	(25)	(422)	741

Deferred tax (asset)	–	(764)	–	–	(764)
Deferred tax liability	1,952	–	(25)	(422)	1,505

At 31 March 2006	1,952	(764)	(25)	(422)	741

94 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

22. DEFERRED TAXATION continued
At 31 March 2006 the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £21.8 billion. The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

Territory	2006 £m	Expiry of losses

Restricted losses:
Americas	286	2012-2026
Europe	821	2006-2022

Total restricted losses	1,107

Unrestricted losses:
Operating losses	1,475	No expiry
Capital losses	18,311	No expiry
Other	902	No expiry

Total unrestricted losses	20,688

Total	21,795

At the balance sheet date, the undistributed earnings of overseas subsidiaries was £8.6 billion. No deferred tax liabilities have been recognised in respect of those unremitted earnings because the group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

23. MINORITY INTERESTS

	2006	2005
	£m	£m

At beginning of year	50	46
Acquisition	–	3
Share of profits	1	(1)
Disposal	–	1
Exchange adjustments	1	1

At end of year	52	50

24. RECONCILIATION OF MOVEMENTS IN EQUITY

	2006	2005
	£m	£m

Total equity at beginning of year	95	(1,039)
Transition to IAS 32 and IAS 39	(209)	–
Profit for the year	1,548	1,829
Dividends	(912)	(786)
Share based payments	65	20
Issue of shares	4	1
Net purchase of treasury shares	(344)	(176)
Exchange differences on translation	24	27
Actuarial gains	2,122	294
Net fair value movements on cash flow hedges	(200)	–
Tax on items taken directly to equity	(588)	(79)
Minority interest	2	4

Net movement in equity	1,512	1,134

Total equity at the end of year	1,607	95

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 95

25. SHARE CAPITAL

	Share capital	[a]	Share premium	[b]
	£m		£m

Balances at 1 April 2004	432		2
Arising on share issues	–		1

Balances at 31 March 2005	432		3
Arising on share issues	–		4

Balances at 31 March 2006	432		7

[a]The authorised share capital of the company throughout the years ended 31 March 2006 and 31 March 2005 was £13,463 million representing 269,260,253,468 ordinary shares of 5p each. The allotted, called up and fully paid ordinary share capital of the company at 31 March 2006 was £432 million (2005: £432 million), representing 8,635,377,801 ordinary shares of 5p each (2005: 8,634,629,038). Of the authorised but unissued share capital at 31 March 2006 26 million ordinary shares (2005: 26 million) were reserved to meet options granted under employee share option schemes.

[b]The share premium account, representing the premium on allotment of shares is not available for distribution.

26. OTHER RESERVES AND RETAINED EARNINGS

	Treasury shares [a]	Cash flow reserve [b]	Available-for -sale reserve	[c]	Translation reserve [d]	Merger and other reserves	[e]	Total other reserves	Retained earnings
	£m	£m	£m		£m	£m		£m	£m

At 1 April 2004	(80)	–	–		–	998		918	(2,439)
Profit for the year	–	–	–		–	–		–	1,829
Foreign exchange adjustments	–	–	–		27	–		27	–
Share based payments	–	–	–		–	–		–	20
Dividends	–	–	–		–	–		–	(786)
Net purchase of treasury shares	(176)	–	–		–	–		(176)	–
Actuarial gain	–	–	–		–	–		–	294
Tax on items taken directly to equity	–	–	–		(7)	–		(7)	(72)

At 31 March 2005	(256)	–	–		20	998		762	(1,154)
Transition to IAS 32 and IAS 39[f]	–	77	–		–	–		77	(286)

At 1 April 2005	(256)	77	–		20	998		839	(1,440)
Profit for the year	–	–	–		–	–		–	1,548
Foreign exchange adjustments	–	–	–		53	–		53	–
Share based payments	–	–	–		–	–		–	65
Dividends	–	–	–		–	–		–	(912)
Net purchase of treasury shares	(344)	–	–		–	–		(344)	–
Actuarial gain	–	–	–		–	–		–	2,122
Net fair value gains	–	4	–		–	–		4	–
Gains on available for sale investments	–	–	35		–	–		35	–
Fair value loss on net investment hedge	–	–	–		(20)	–		(20)	–
Recognised in income and expense in the year	–	(204)	(35)		(9)	–		(248)	–
Tax on items taken directly to equity	–	45	–		–	–		45	(633)

At 31 March 2006	(600)	(78)	–		44	998		364	750

[a]During the year ended 31 March 2006 the company repurchased 165,772,145 (2005: 101,280,000) of its own shares of 5p each representing 2% of the called-up share capital, for an aggregate consideration of £365 million (2005: £195 million). At 31 March 2006 290,047,231 shares (2005: 134,497,000) shares with an aggregate nominal value of £15 million are held as treasury shares at cost.

[b]The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

[c]The available-for-sale reserve is used to record the cumulative fair value gains and losses on available for sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross gain in the period amounted to £35 million.

[d]The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

[e]The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new parent company, BT Group plc, and the share capital, share premium and capital redemption reserve of the prior parent company, British Telecommunications plc. Other reserves included within this caption relate primarily to unrealised gains and losses on the transfer of assets and group undertakings to a joint venture.

[f] The total impact on reserves of the IAS 32 and IAS 39 transitional adjustments is a charge of £209 million.

96 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

27. RELATED PARTY TRANSACTIONS
Amounts paid to the group’s retirement benefit plans are set out in note 29. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
     Key management personnel are deemed to be members of the Operating Committee. It is this committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation, including the group’s directors, is shown in the table below:

	2006	2005
	£m	£m

Salaries and short-term benefits	5.8	5.2
Post employment benefits	1.9	1.1
Share based payments	2.6	1.8

	10.3	8.1

More detailed information concerning directors’ remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on directors’ remuneration.

28. FINANCIAL COMMITMENTS AND CONTINGENT LIABILITIES
Capital expenditure contracted for at the balance sheet date but not yet incurred was:

	2006	2005
	£m	£m

Property, plant and equipment and software	754	735

Future minimum operating lease payments for the group were as follows:

	2006	2005
	£m	£m

Payable in the year ending 31 March:
2006	–	459
2007	474	450
2008	449	442
2009	439	430
2010	429	419
2011	414	410
Thereafter	7,577	7,574

Total future minimum operating lease payments	9,782	10,184

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 25 years and rentals are fixed for an average of 25 years.
     At 31 March 2006, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$72 million (£42 million) as at 31 March 2006, although this could increase by a further US$545 million (£314 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendents were also acquitted. The Public Prosecutor is in the process of appealing the courts decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     The European Commission is formally investigating the way the UK Government has set BT’s property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with EC Treaty rules on state aid in assessing BT’s rates. BT’s rates were set by the Valuation Office after lengthy discussions based on well established principles, in a transparent process. In BT’s view, any allegation of state aid is groundless and BT is confident that the Government will demonstrate the fairness of the UK ratings system. A finding against HM Government could result in BT having to repay any amount of state aid it may be determined to have received. The company has concluded that it is not appropriate to make a provision in respect of any such potential finding.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 97

29. RETIREMENT BENEFIT PLANS
Background
The group offers retirement plans to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees’ length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the income statement charge represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The total pension costs of the group, included within the staff costs, in the year was £603 million (2005: £540 million), of which £552 million (2005: £507 million) related to the group’s main defined benefit pension scheme, the BTPS.
     The increase in the pension cost in the 2006 financial year principally reflects the introduction part way through the 2005 financial year of Smart Pensions, a salary sacrifice scheme under which employees elect to stop making employee contributions and for the company to make additional contributions in return for a reduction in gross contractual pay. As a result there has been a switch between wages and salaries and pension costs of £19 million in the year.
     The pension cost applicable to the group’s main defined contribution scheme in the year ended 31 March 2006 was £19 million (2005: £11 million) and £2 million (2005: £1 million) of contributions to the scheme were outstanding at 31 March 2006.
     The group occupies two properties owned by the BTPS scheme on which an annual rental of £2 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2006, the UK equities included 15 million (2005: 17 million) ordinary shares of the company with a market value of £33 million (2005: £36 million).

IAS 19 accounting valuation
In accordance with the amendments to IAS 19 ‘Employee Benefits’ the disclosures below are provided prospectively from the 2005 financial year onwards. BT has applied the accounting requirements of IAS 19 as follows:

–	scheme assets are measured at market value at the balance sheet date;
–	scheme liabilities are measured using a projected unit credit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and
–
actuarial gains and losses are recognised in full in the period in which they occur, outside of the income statement, in retained earnings and presented in the statement of recognised income and expense.

     The financial assumptions used for the purpose of the actuarial accounting valuations of the BTPS under IAS 19 at 31 March 2006 are:

	Real rates (per annum)			Nominal rates (per annum)

	2006		2005	2006		2005
	%		%	%		%

Rate used to discount liabilities	2.19		2.63	5.00		5.40
Average future increases in wages and salaries	0.75	[a]	1.00	3.52	[a]	3.73
Average increase in pensions in payment and deferred pensions	–		–	2.75		2.70
Inflation – average increase in retail price index	–		–	2.75		2.70

[a]There is a short term reduction in the real salary growth assumption to 0.5% for the first three years.

The net pension obligation is set out below:

	2006			2005

	Assets	Present value of liabilities	Deficit	Assets	Present value of liabilities	Deficit
	£m	£m	£m	£m	£m	£m

BTPS	35,550	38,005	2,455	29,550	34,270	4,720
Other schemes	90	182	92	78	165	87

	35,640	38,187	2,547	29,628	34,435	4,807
Deferred tax asset at 30%			(764)			(1,434)

Net pension obligation			1,783			3,373

Amounts recognised in the income statement on the basis of the above assumptions in respect of pension obligations are as follows:

	2006	2005
	£m	£m

Current service cost	603	540

Total operating charge	603	540
Expected return on pension scheme assets	(2,070)	(1,918)
Interest on pension scheme liabilities	1,816	1,720

Net finance income	(254)	(198)

Total amount charged to the income statement	349	342

98 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

29. RETIREMENT BENEFIT PLANS continued
Actuarial gains and losses have been recognised in the statement of recognised income and expense and the cumulative gain recognised is £2,416 million at 31 March 2006 (2005: £294 million). The actual return on plan assets was £6,925 million (2005: £3,582 million).
     Changes in the present value of the defined benefit pension obligation are as follows:

	2006	2005
	£m	£m

Opening defined benefit pension obligation	(34,435)	(32,125)
Service cost	(568)	(507)
Interest cost	(1,816)	(1,720)
Contributions by employees	(21)	(50)
Actuarial losses	(2,733)	(1,370)
Obligation on acquisition of subsidiaries	–	(25)
Benefits paid	1,385	1,364
Exchange differences	1	(2)

Closing defined benefit pension obligation	(38,187)	(34,435)

The present value of the obligation is derived from long term cash flow projections and is thus inherently uncertain.

Changes in the fair value of plan assets are as follows:

	2006	2005
	£m	£m

Opening fair value of plan assets	29,628	26,963
Expected return	2,070	1,918
Actuarial gains	4,855	1,664
Contributions by employer	452	382
Contributions by employees	21	50
Assets on acquisition of subsidiaries	–	15
Benefits paid	(1,385)	(1,364)
Exchange differences	(1)	–

Closing fair value of plan assets	35,640	29,628

The expected long term rate of return and fair values of the assets of the BTPS at 31 March were:

	2006			2005

	Expected long-			Expected long-
	term rate of			term rate of
	return			return
	(per annum)	Asset fair value		(per annum)	Asset fair value
	%	£bn	%	%	£bn	%

UK equities	7.4	9.9	28	8.0	9.6	32
Non-UK equities	7.4	12.5	35	8.0	9.0	30
Fixed-interest securities	4.9	5.6	16	5.4	4.6	16
Index-linked securities	4.1	3.2	9	4.4	2.8	10
Property	5.8	4.4	12	6.8	3.6	12
Cash and other	4.0	–	–	4.0	–	–

	6.5	35.6	100	7.1	29.6	100

The assumption for the expected return in scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and interest linked securities are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.

The history of experience gains and losses are as follows:

	2006	2005
	£m	£m

Present value of defined benefit obligation	38,187	34,435
Less: Fair value of plan assets	35,640	29,628

Net pension obligation	2,547	4,807
Experience adjustment on defined benefit obligation	(527)	(437)
Percentage of the present value of the defined benefit obligation	1.4%	1.3%
Experience adjustment on plan assets	4,855	1,664
Percentage of the plan assets	13.6%	5.6%

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 99

29. RETIREMENT BENEFIT PLANS continued
The group expects to contribute approximately £630 million to the BTPS, including £232 million of deficiency contributions, in the 2007 financial year.
     The mortality assumption has been updated to reflect experience and expected future improvements in life expectancy. The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2006	2005
	Number of years	Number of years

Male	23.8	23.3
Female	25.4	25.0
Future improvement every 10 years	1.0	0.5

The assumed discount rate, salary increases and mortality all have a significant effect on the IAS 19 accounting valuation. The following table shows the sensitivity of the valuation to changes in these assumptions.

Impact on deficit

Increase/(Decrease)
£bn

0.25 percentage point increase to:
– discount rate	(1.4)
– salary increases	0.3
Additional 1.0 year increase to life expectancy	1.5

Funding valuation
A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2005, is currently being performed and reviewed in the context of recent regulatory developments and the impact of the Crown Guarantee granted on privatisation in 1984. Until that concludes contributions will continue to be paid in accordance with the 2002 funding plan. The contributions for the 2005 and 2006 financial years were based on the 31 December 2002 valuation. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:

–	scheme assets are valued at market value at the valuation date; and,
–	scheme liabilities are measured using a projected unit credit method and discounted at the estimated rate of return reflecting the assets of the scheme.

     The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)				Nominal rates (per annum)

	2002		1999	1996	2002		1999	1996
	valuation		valuation	valuation	valuation		valuation	valuation
	%		%	%	%		%	%

Return on existing assets, relative to market values	4.52		2.38	3.80	7.13		5.45	7.95
(after allowing for an annual increase in dividends of)	1.00		1.00	0.75	3.53		4.03	4.78
Return on future investments	4.00		4.00	4.25	6.60		7.12	8.42
Average increase in retail price index	–		–	–	2.50		3.00	4.00
Average future increases in wages and salaries	1.5	[a]	1.75	1.75	4.04	[a]	4.80	5.82
Average increase in pensions	–		–	–	2.50		3.00	3.75-4.00

[a]There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

100 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

29. RETIREMENT BENEFIT PLANS continued
At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999: £29.7 billion) and were sufficient to cover 91.6% (1999: 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary’s view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the three years ended 31 December 2002, the deficit has not improved by the same amount as the liabilities have been calculated on a more prudent basis. As a result of the triennial funding valuation the group agreed to make employer’s contributions at a rate of 12.2% of pensionable pay from April 2006 and annual deficiency payments of £232 million. This compared to the employer’s contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation.
     In the year ended 31 March 2006, the group made regular contributions of £396 million (2005: £376 million). Additional special contributions were paid for enhanced pension benefits to leavers in the year ended 31 December 2004 of £nil (2005: £6 million). Deficiency contributions of £54 million were also made (2005: £nil) as a result of the early payment of £380 million made in the 2004 financial year that was scheduled for payment in subsequent years.
     Under the terms of the trust deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make deficiency payments until the deficit is made good. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

30. EMPLOYEES

	2006		2005

	Year end	Average	Year end	Average
	000	000	000	000

Number of employees in the group:
UK	92.7	91.5	90.8	90.7
Non-UK	11.7	11.5	11.3	8.9

Total employees	104.4	103.0	102.1	99.6

	2006		2005

	Year end	Average	Year end	Average
	000	000	000	000

Number of employees in the group:
BT Retail	20.6	19.9	20.4	20.7
BT Wholesale	45.3	44.5	43.6	43.0
BT Global Services	27.8	28.7	28.4	26.0
Other	10.7	9.9	9.7	9.9

Total employees	104.4	103.0	102.1	99.6

31. SHARE BASED PAYMENT PLANS
The total charge recognised in the income statement for the year in respect of share based payment plans was £76 million (2005: £50 million). The total value of share options and awards granted in the year ended 31 March 2006 was £64 million (2005: £77 million).
     The company has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans are provided below.

Share option plans
BT Group Employee Sharesave plans
There is an HM Revenue and Customs-approved savings related share option plan, under which employees save on a monthly basis, over a three or five year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Options are granted annually, usually in June. Similar plans operate for BT’s overseas employees.
     Employees may cancel sharesave options and remain employed by the group. In such cases the options so cancelled do not vest and the monthly savings contributions are returned to the employee, with interest if applicable. Such events are accounted for by ceasing to record a share based payments charge from the date of the employee’s withdrawal from the relevant plan. Previously recorded compensation expense is not reversed, and no charge is made for the accelerated vesting of future options that will not now vest.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 101

31. SHARE BASED PAYMENT PLANS continued
For options outstanding at 31 March 2006 and 2005, the weighted average exercise prices are shown below.

		2006		2005

	Number of	Weighted	Number of	Weighted
	share	average	share	average
	options	exercise	options	exercise
	millions	price	millions	price

Outstanding at the beginning of the year	262	169p	233	180p
Granted during the year	59	179p	91	149p
Forfeited during the year	(20)	173p	(59)	176p
Exercised during the year	(2)	215p	–	–
Expired during the year	(20)	216p	(3)	176p

Outstanding at the end of the year	279	166p	262	169p

Exercisable at the end of the year	–	–	16	218p

Options were exercised regularly throughout the year. The weighted average option price of options exercised during the year was 205p (2005: 183p).
     The weighted average fair value of savings related share options granted during the year ended 31 March 2006 has been estimated on the date of grant using a binomial option pricing model. The following weighted average assumptions were used in that model: an expected life extending three months later than the first exercise date; share price at date of grant of 223p; estimated annualised dividend yield of approximately 5% (2005: 5%); risk free interest rates of approximately 4% (2005: 5%); and expected volatility of approximately 25% (2005: 25%). Volatility has been determined by reference to BT’s historical volatility over a three-year period, which is expected to reflect the share price of BT in the future. The exercise prices are 192p for Sharesave options exercisable three years after the date of grant and 171p for Sharesave options exercisable five years after the date of grant. The weighted average fair value of the share options granted in the year ended 31 March 2006 was 44p (2005: 41p) for Sharesave options exercisable three years after the date of grant and 55p (2005: 52p) for Sharesave options exercisable five years after the date of grant.
     Options granted under BT’s international sharesave, which is a three-year plan, have been valued using the same assumptions. The weighted average fair value of these share options is 49p (2005: 52p). The exercise price is 171p, and the share price at date of grant was 214p.

Global Share Option Plan (GSOP)
There were no options granted under the GSOP in the 2006 financial year. The options granted in previous years will be exercisable subject to continued employment and meeting corporate performance targets. These options were valued using Monte Carlo Simulations. The weighted average fair value of options granted under the 2005 GSOP was estimated as 36p. The following weighted average assumptions were used in that model: dividend yield of 5%, expected volatility of 25% and risk free interest rates of 4%. Details of this plan are provided in the Report on directors’ remuneration.

BT Group Legacy Option Plan
On the demerger of O2, BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan.
     The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of O2 in November 2001, and is therefore outside the scope of IFRS 2. Replacement unapproved options over BT Group shares were granted to all participants in the executive option plans who had released their options over British Telecommunications plc shares. The value of the replacement options was determined by averaging the combined prices of BT Group plc and O2 plc shares over the 20 dealing days following the demerger on 19 November 2001. This resulted in a factor of 1.3198 being applied to the former option over British Telecommunications plc shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option. The options are exercisable subject to continued employment and meeting corporate performance targets, on the third anniversary of the date of grant.
     For options outstanding at 31 March 2006 and 2005 in respect of the BT Global Share Option Plan and the BT Group Legacy Option Plan, the weighted average exercise prices are shown below.

		2006		2005

	Number of	Weighted	Number of	Weighted
	share	average	share	average
	options	exercise	options	exercise
	millions	price	millions	price

Outstanding at the beginning of the year	206	213p	194	216p
Granted during the year	–	–	31	193p
Forfeited during the year	(16)	205p	(18)	193p
Exercised during the year	(3)	199p	–	–
Expired during the year	–	–	(1)	353p

Outstanding at the end of the year	187	213p	206	213p

Exercisable at the end of the year	57	280p	34	206p

102 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

31. SHARE BASED PAYMENT PLANS continued
Outstanding options
Options outstanding under all share option plans at 31 March 2006 and 2005, together with their exercise prices and dates, were as follows:

	2006		2005
	Option price	2006	Option price	2005
Normal dates of exercise	per share	millions	per share	millions

BT Group Employee Sharesave plans
2005	–	–	218p-255p	20
2006	154p-173p	20	154p-173p	22
2007	146p-227p	50	146p-227p	57
2008	154p-192p	103	154p	92
2009	146p	66	146p	71
2010	171p	40	–	–

Total		279		262

BT Group Legacy Option Plan
2001-2011	318p-602p	14	318p-602p	15

Total		14		15

BT Group Global Share Option Plan
2005-2012	163p-263p	45	163p-263p	51
2004-2014	176p-199.5p	100	176p-199.5p	110
2007-2015	179p-215p	28	179p-215p	30

Total		173		191

Total outstanding options		466		468

The options outstanding under all share option plans at 31 March 2006 and 2005 have weighted average remaining contractual lives as follows:

Executive plans

			2006				2005

		Number of				Number of
	Weighted	outstanding	Weighted		Weighted	outstanding	Weighted
Range of	average	share	average	Range of	average	share	average
exercise	exercise	options	contractual	exercise	exercise	options	contractual
prices	price	(millions)	remaining life	prices	price	(millions)	remaining life

150p - 249p	195p	171	89 months	150p - 249p	195p	190	100 months
250p - 349p	302p	8	65 months	250p - 349p	304p	8	77 months
350p - 650p	552p	8	53 months	350p - 650p	554p	8	65 months

Total		187				206

All-employee plans

			2006				2005

	Weighted	Number of	Weighted		Weighted	Number of	Weighted
Range of	average	outstanding	average	Range of	average	outstanding	average
exercise	exercise	options	contractual	exercise	exercise	options	contractual
prices	price	(millions)	remaining life	prices	price	(millions)	remaining life

100p - 199p	158p	243	39 months	100p - 199p	154p	203	47 months
200p - 300p	220p	36	18 months	200p - 300p	222p	59	22 months

Total		279				262

Other share based payment plans
Incentive Share Plan, Deferred Bonus Plan and Retention Share Plan
The BT Group Incentive Share Plan (ISP) and the BT Group Retention Share Plan (RSP) were introduced for employees of the group in 2001. Under the plans, company shares are conditionally awarded to participants.
     Under the ISP, participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder return (TSR) measured against a group of companies from the European Telecom Sector at the beginning of the relevant performance period. The ISP was operated in the 2006 financial year with 1,382 participants receiving awards over 23,183,408 shares (2005: 1,406 participants received awards over 12,654,013 shares). Awards under the ISP have been valued using Monte Carlo Simulations. TSRs were generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and dividend yield, as well as the cross correlations between pairs of stocks. Simulations were run using averaged one and three-year volatility and dividend yield for BT and the comparator group. The weighted average fair value of awards of shares granted under the ISP has been estimated at 124p (2005: 98p).

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 103

31. SHARE BASED PAYMENT PLANS continued
Historical dividend yields of 4.8% and 4.1% and volatility of 18% and 24% were used in the one-year and three-year models respectively.
     Under the RSP, the length of retention period before awards vest is flexible. Awards may vest in annual tranches. The shares are transferred at the end of a specified period, only if the participant is still employed by the group. During the 2006 financial year 1,107,330 shares vested in 16 participants in the RSP (2005: 1,340,256 shares vested in 11 participants).
     The BT Deferred Bonus Plan (DBP) was established in 1998 and awards are granted annually to selected employees of the group. Under this plan, shares in the company are transferred to participants at the end of three years if they continued to be employed by the group throughout that period. On 1 August 2005, 1,966,496 shares (2 August 2004: 1,280,934 shares) were transferred to 193 participants (2 August 2004: 219 participants) at the end of the three-year deferred period. At 31 March 2006, 24.7 million shares (2005: 27.8 million shares) in the company were held in trust for employee share plans, of which 12.4 million shares (2005: 12.7 million shares) were held for the ISP, 2.9 million shares (2005: 2.8 million shares) were held for the RSP and 5.9 million shares (2005: 7.9 million shares) were held for the DBP. In accordance with the terms of the plans, dividends or dividend equivalents earned on the shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
     Awards under the DBP and RSP were valued by reference to the weighted average market price of the shares on the date of grant of 223p and 216p respectively.

Employee Share Investment Plan
The BT Group Employee Share Investment Plan (ESIP) has been in operation since December 2001. The ESIP, which has been approved by HM Revenue & Customs, comprises ‘directshare’ and ‘allshare’. Under directshare, UK employees are given an opportunity to purchase shares (partnership shares) out of pre-tax salary up to a maximum value of £1,500 per year. During the 2006 financial year, 6.4 million shares (2005: 6.1 million shares), including 0.8 million shares (2005: 0.2 million shares) purchased by dividend reinvestment, were purchased by the Trustee of the ESIP on behalf of 14,443 (2005: 13,017) employees at a total cost of £13.7 million (2005: £11.7 million). Allshare, the free shares element of the ESIP allows BT to provide free shares to UK employees which are held in trust for at least three years. Employees outside the UK receive cash awards equivalent to the value of the free shares. In 2006, 1% (2005: 0.5%) of pre-tax profits, amounting to £22 million, was allocated to allshare (2005: £11 million). Up to 2% of pre-tax profits would have been available subject to meeting two corporate performance targets; one of these to maintain earnings per share at the same level as in the 2005 financial year, and the other to have five percent more customers very or extremely satisfied with BT (provided the percentage of customers who are dissatisfied did not increase compared with the 2005 financial year). The earnings per share target was met but not the one for customer satisfaction. The ESIP replaced the BT Employee Share Ownership Scheme which operated for employee profit sharing until 2001.

Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADS) quarterly at a price (the Initial Base Option Price) which is 85% of the fair market price of an ADS at the start of the Initial Enrolment Period (or, in the case of employees who enrol in the ESPP after the Initial Enrolment Period, 85% of the fair market price of an ADS on the last business day of the calendar quarter immediately following enrolment). From 15 May 2005 to 15 May 2006, 1,750,560 shares (175,056 ADSs) have been transferred to participants out of treasury under the ESPP (from 15 May 2004 to 15 May 2005, 934,782 shares (93,478 ADSs)). The third offer, with an Initial Base Option Price of US$31.52 ended in December 2005. A fourth offer was launched in December 2005 with an Initial Base Option Price of US$32.53 and will expire in December 2006.

32. AUDIT SERVICES
The auditors’ remuneration for the year ended 31 March 2006 for the group was £5,593,000 (2005: £4,396,000). The audit fees payable to the company’s auditors, PricewaterhouseCoopers LLP, for the company and UK subsidiary undertakings’ statutory accounts were £3,351,000 (2005: £2,454,000). The audit fee of the company was £37,700 (2005: £35,000). The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the years ended 31 March 2006 and 31 March 2005.

	2006	2005
	£’000	£’000

Audit services
Statutory audit	5,538	4,148
Regulatory audit	1,065	1,423

	6,603	5,571
Further assurance services
Corporate finance advice	317	989
Other	311	110

	628	1,099
Tax services	1,775	2,912
Other services	216	434

Total	9,222	10,016

104 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

32. AUDIT SERVICES continued
Total fees paid or payable to PricewaterhouseCoopers LLP in the UK for non audit services in the year ended 31 March 2006 were £3,015,000 (2005: £5,171,000).
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value added benefits to the company.
     BT’s regulatory obligations require it to publish audited regulatory financial statements. The fees for regulatory work principally reflect the audit fees associated with those regulatory financial statements. The fees for tax services include tax compliance and tax advisory services.

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The group adopted IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005. Financial information was previously prepared under UK GAAP for the financial year ended 31 March 2005. Where applicable, information for the comparative period has been separately disclosed below in order to comply with the previous requirements of UK GAAP.
     The group issues or holds financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper supported by a committed borrowing facility. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts.
     The group also uses financial instruments to hedge some of its currency exposures arising from its overseas short-term investment funds and other non-UK assets, liabilities and forward purchase commitments. The financial instruments used comprise borrowings in foreign currencies and forward currency contracts and interest and cross currency swaps.
     The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group’s profile of borrowings and short-term funds is managed with consideration of the cash flow from operations. These borrowings and short term funds are managed by the centralised treasury operation. The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investment in financial instruments is partially undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group’s financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board.
     During the year ended 31 March 2006 the group’s net debt (note 10) reduced from £7.9 billion to £7.5 billion mainly due to operational and working capital inflows. During the 2006 financial year two substantial notes matured, namely the 2005 US dollar 7.875% notes and 2006 Euro 6.375% notes amounting to £3.8 billion and were primarily funded from current financial assets and cash and cash equivalents. The group utilised its commercial paper programme during the year, which was supported by a committed borrowing facility, as well as raising a sterling floating rate borrowing of £1 billion.
     During the year ended 31 March 2005, the group’s net debt reduced from £8.5 billion to £7.9 billion mainly from working capital inflows and proceeds from the sale of investments. During the 2005 financial year, the group restructured some of its swaps portfolio. As a result, the group terminated cross currency and interest rate swaps with a total nominal of £2.9 billion. A number of new swaps were transacted which had the same risk management objective as some of those swaps which were terminated. This resulted in the group paying £107 million in reducing gross debt and receiving a net £14 million of interest receipts. The interest receipts and payments on restructuring were included within deferred income and other debtors respectively and were to be amortised to the income statement over the term of the underlying hedged debt. Upon adoption of IAS 32 and IAS 39 from 1 April 2005, a portion of the interest payments on restructuring was written off to reserves.
     There has been no change in the nature of the group’s risk profile between 31 March 2006 and the date of these financial statements.

Interest rate risk management
The group has interest bearing financial assets and financial liabilities. The group’s policy is to ensure that at least 70% of net debt is at fixed rates. In order to manage this profile, the group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 105

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
The majority of the group’s long-term borrowings have been, and are, subject to fixed sterling interest rates after applying the impact of hedging instruments. At 31 March 2006, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5.1 billion compared to £5.3 billion at 31 March 2005.
     At 31 March 2006, the group’s fixed:floating interest rate profile, after hedging, on net debt was 86:14 (2005: 95:5).
     Based on the composition of net debt at 31 March 2006, a one percentage point increase in interest rates would increase the group’s annual net finance expense by approximately £10 million. This is consistent with the position at 31 March 2005.

Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.
     Most of the group’s current revenue is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group’s foreign currency borrowings which totalled £5.4 billion at 31 March 2006, are used to finance its operations. The borrowings have been predominantly swapped to sterling. Cross currency swaps and forward currency contracts have been entered into to reduce the foreign currency exposure on the group’s operations and the group’s net assets. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group’s exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and on imbalances between the value of outgoing and incoming international calls.
     A 10% strengthening in sterling against major currencies would cause the group’s net assets at 31 March 2006 to fall by less than £150 million, with an insignificant effect on the group’s profits. This is consistent with the position at 31 March 2005.
     At 31 March 2006, the group had outstanding contracts to sell or purchase foreign currency with a total gross notional principal of £6.4 billion (2005: £9.8 billion). The majority of these instruments were cross currency swaps with a remaining term ranging from 1 to 25 years. The values of forward currency contracts included in the gross notional principal at 31 March 2006 were £809 million (2005: £427 million) for purchases of currency and £781 million (2005: £782 million) for sales of currency. The forward currency contracts had a term remaining ranging from three to 364 days.

Credit risk management
The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangement to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where management have a legal right of set off and the ability and intention to settle net, the relevant asset and liabilities are netted within the balance sheet. The group seeks collateral or other security where it is considered necessary.
     The maximum credit risk exposure of the group’s financial assets at 31 March 2006 is represented by the amounts reported under the corresponding balance sheet headings.

Liquidity risk management
The group ensures its liquidity is maintained by entering into long and short term financial instruments to support operational and other funding requirements. The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury function. Requirements of group companies for operating finance are met whenever possible from central resources.The group manages liquidity risk by maintaining adequate committed borrowing facilities. During the year the group utilised its commercial paper programme which was supported by a committed borrowing facility of up to £1,535 million (2005: £145 million). Of this total, £1,500 million of the borrowing facility is available for a period of five years. Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period.

Price risk management
The group has limited exposure to equity securities price risk on investments held by the group.

Hedging activities
The group entered into a combination of interest rate and cross currency swaps designated as a combination of fair value and cash flow hedges in order to hedge certain risks associated with the the group’s US dollar and euro borrowings. The risks being hedged consist of currency cash flows associated with future interest and principal payments and the fair value risk of certain elements of borrowings arising from fluctuations in currency rates and interest rates.
     At 31 March 2006, the group had outstanding interest rate swap agreements in cash flow hedges against borrowings with a total notional principal amount of £3.2 billion. The fair value of these interest rate swaps at the balance sheet date comprised liabilities of £405 million. The interest rate swaps have a remaining term ranging from four to 25 years to match the underlying hedged cash flows arising on the borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 4.6% and interest payable are at a weighted average rate of 5.9%.

106 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
At 31 March 2006, the group had outstanding cross currency swap agreements in cash flow and fair value hedges against borrowings with a total notional principal amount of £4.8 billion. The fair value of these cross currency swaps at the balance sheet date comprised £32 million assets and £433 million liabilities. The cross currency swaps have a remaining term ranging from one to 25 years to match the underlying hedged borrowings consisting of annual and semi-annual interest payments. The interest receivable under these swap contracts are at a weighted average rate of 8.0% and interest payable are at a weighted average rate of 8.5%.
     Forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar step up interest payments on bonds. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £77 million. The fair value of the forward currency contracts at the balance sheet date comprised an asset of £1 million and had a remaining term of between three and 11 months after which they will be rolled into new contracts. The hedged interest cash flows arise on a semi-annual basis and extend over a period of up to 12 years.
     Spot movements on forward currency contracts have been designated as cash flow hedges of currency cash flows associated with certain euro and US dollar commercial paper issues. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £434 million. The fair value of the forward currency contracts at the balance sheet date comprised assets of £6 million and had a remaining term of between one and two months to match the cash flows on maturity of the underlying commercial paper.
     Spot movements on forward currency contracts have been designated as cash flow hedges against spot movements on currency cash flows associated with the forecast purchase of fixed assets and invoice cash flows arising on certain dollar denominated supplies. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £6 million assets and £197 million liabilities and a remaining term of less than one month after which they will be rolled into new contracts. The forecast cash flows are anticipated to arise over a period of one month to six years from the balance sheet date.
     The group has hedged spot movements on currency cash flows associated with US dollar denominated investments using forward currency contracts. At 31 March 2006, the group had outstanding forward currency contracts with a total notional principal amount of £759 million. The fair value of the forward foreign currency contracts at the balance sheet date comprised liabilities of £5 million and had a remaining term of less than one month.

Other derivatives
At 31 March 2006, the group recognised the fair value of an option contained in a supplier contract which required separate recognition. The option allows the supplier to acquire a certain share in one of the group’s investments based on the volume of trade. In addition, two embedded derivatives expired during the year. The first related to an option exercisable on the group’s US dollar convertible bond (see note 5) and the second related to a put option whose value was based on an underlying interest differential between sterling fixed and floating interest rates.
     At 31 March 2006, the group held certain foreign currency forward and interest rate swap contracts that were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £16 million assets and £101 million liabilities as at 31 March 2006 and a maturity period of under 12 months. Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9 billion at 31 March 2006 and mature between 2014 and 2030. The interest receivable under these swap contracts are at a weighted average rate of 6.1% and interest payable are at a weighted average rate of 7.7%. The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their valuation movements.

Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2006 and 2005. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the group would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 107

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued

	Carrying amount		Fair value

	2006	2005	2006	2005
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities:
Listed bonds, debentures and notes	7,140	10,481	7,946	11,793
Finance leases	845	1,100	885	1,108
Other loans and borrowings	1,950	424	1,976	452
Derivatives:[a]
Current and non current assets	88	161	88	197
Current and non current liabilities	1,152	847	1,152	1,692

[a]The net fair values of derivatives under previously reported UK GAAP amounted to £1,435 million in the 2005 financial year, which compares to £1,495 million reported in the table above (being £197 million assets less £1,692 million liabilities). Under UK GAAP, the fair value excluded interest accruals which were carrying amounts reported within accrued income and accrued expenses.

Financial liabilities
The following tables set out the exposure of financial liabilities to market pricing, interest cash flow risk and currency risk. The maturity profile of financial liabilities reflects the contractual repricing dates.

	2006

	Listed	Effect of	Adjusted		Effect of			Effect of	Adjusted	Current and non-current
	bonds,	hedging	listed bonds,		hedging	Adjusted	Other	hedging	other loans	trade and		Current and
	debentures	and	debentures	Finance	and	finance	loans and	and	and	other		non-current
	and notes	interest [a]	and notes	leases	interest [a]	leases	borrowings	interest [a]	borrowings	payables	[b]	provisions	[c]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m

Fixed rate interest
Pound sterling	2,022	4,077	6,099	108	–	108	275	429	704	–		–
Euro	790	(790)	–	–	–	–	371	(371)	–	–		–
US dollar	4,037	(4,037)	–	–	–	–	66	(66)	–	–		–

Total fixed rate interest financial liabilities	6,849	(750)	6,099	108	–	108	712	(8)	704	–		–

Floating rate interest
Pound sterling	291	691	982	568	(9)	559	1,238	(3)	1,235	–		–
Euro	–	–	–	169	–	169	–	–	–	–		–

Total floating rate interest financial liabilities	291	691	982	737	(9)	728	1,238	(3)	1,235	–		–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	–		–

Non-interest bearing financial liabilities
Pound sterling	–	–	–	–	–	–	–	–	–	5,056		298
Euro	–	–	–	–	–	–	–	–	–	923		–
US dollar	–	–	–	–	–	–	–	–	–	402		–
Other	–	–	–	–	–	–	–	–	–	82		–

Total	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939	6,463		298

Maturity profile of interest bearing financial liabilities based on contractual repricing dates
Less than one year	700	682	1,382	737	(9)	728	1,810	(11)	1,799
Between one and two years	624	(624)	–	–	–	–	–	–	–
Between two and three years	–	–	–	–	–	–	140	–	140
Between three and four years	120	(120)	–	–	–	–	–	–	–
Between four and five years	2,503	7	2,510	–	–	–	–	–	–
Greater than five years	3,193	(4)	3,189	108	–	108	–	–	–

Total interest bearing financial liabilities	7,140	(59)	7,081	845	(9)	836	1,950	(11)	1,939

Weighted average effective fixed interest rates

	%		%	%		%	%		%
Pound sterling	7.3		8.8	10.4		10.4	9.1		6.4
Euro	7.6		–	–		–	2.6		–
US dollar	8.8		–	–		–	4.7		–

[a]Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest and fair value adjustments for hedged risk recognised in carrying amounts.

[b]The carrying amount excludes £1,120 million of current and £40 million of non-current trade and other payables which relate to non-financial liabilities and includes current tax liabilities.
[c]The carrying amount excludes £9 million of current and £24 million of non-current provisions which relate to non-financial liabilities.

108 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued
The floating rate financial liabilities bear interest rates fixed in advance for periods ranging from one day to one year by reference to LIBOR.

Financial assets
The following tables set out the exposure of financial assets to market pricing and interest cash flow risk and currency risk. The maturity profile of financial assets reflects the contractual repricing dates.

	2006

	Current investments	Effect of hedging and interest [a]	Adjusted current investments	Non-current investments	Cash and cash equivalents	Effect of hedging and interest	[a]	Adjusted cash and cash equivalents	Trade and other receivables	[b]
	£m	£m	£m	£m	£m	£m		£m	£m

Fixed rate interest
Pound sterling	3	–	3	–	19	–		19	–
Euro	–	–	–	–	6	–		6	–

Total fixed rate financial assets	3	–	3	–	25	–		25	–

Floating rate interest
Pound sterling	14	342	356	–	1,127	422		1,549	–
Euro	–	–	–	–	215	–		215	–
US dollar	348	(348)	–	–	522	(422)		100	–
Other	–	–	–	–	76	–		76	–

Total floating rate financial assets	362	(6)	356	–	1,940	–		1,940	–

Total interest bearing financial assets	365	(6)	359	–	1,965	–		1,965	–

Non-interest bearing financial assets
Pound sterling	–	–	–	12	–	–		–	1,955
Euro	–	–	–	1	–	–		–	647
US dollar	–	–	–	2	–	–		–	269
Other	–	–	–	2	–	–		–	74

Total	365	(6)	359	17	1,965	–		1,965	2,945

[a]Adjustment for hedging and interest reflects the effect of currency derivatives; reclassifies the carrying amount to reflect interest derivatives; and excludes interest recognised in carrying amounts.

[b]The carrying amount excludes £1,254 million of current trade and other receivables which relate to non-financial assets.

The maturity profile of interest bearing financial assets based on contractual repricing dates is less than one year. The floating rate financial assets bear interest rate in their respective currencies, fixed in advance for periods ranging from one day to one year by reference to LIBOR and EURIBOR.

Additional financial instrument disclosures required under UK GAAP for the 2005 financial year
The following information is provided in accordance with the requirements of FRS 13 – ‘Derivatives and other financial instruments: disclosures’. The financial information excludes all of the group’s short-term receivables and payables.

Financial liabilities
After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group’s financial liabilities at 31 March 2005 was:

2005

Financial
	Fixed rate financial liabilities	Floating rate financial liabilities	liabilities on
which no
			interest is paid	Total
Currency:	£m	£m	£m	£m

Total (Sterling)	7,488	5,101	–	12,589

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	2005

	Weighted average interest rate	Weighted average period for which rate is fixed
Currency:	%	Years

Sterling	8.8	11

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR.
     The maturity profile of financial liabilities is as given in note 18.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 109

33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT continued

Financial assets
After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group’s financial assets at 31 March 2005 was:

	2005

	Fixed rate	Floating rate	Financial assets
	financial	Financial	on which no
	assets	assets	interest is paid	Total
Currency:	£m	£m	£m	£m

Sterling	106	4,697	8	4,811
Euro	–	–	1	1
Other	–	–	4	4

Total	106	4,697	13	4,816

The sterling fixed rate financial assets yield interest at a weighted average of 4.4% for a weighted average period of 22 months.
     The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

Fair values of financial assets held for trading

2005 £m

Net gain included in profit and loss account	18
Fair value of financial assets held for trading at 31 March	546

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2005 did not differ materially from the year end position.

Hedges
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2005 are as follows:

	2005

	Gains	Losses
	£m	£m

Gains and losses:
recognised in the year but arising in previous years[a]	124	59
unrecognised at the balance sheet date	47	799
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	545	165
expected to be recognised in the following year:
unrecognised at balance sheet date	36	51
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	136	39

[a]Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

Currency exposures
The table below shows the currency exposures of the group’s net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or ‘functional’) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March 2005, these exposures were as follows:

	2005

	Sterling	US dollar	Euro	Other	Total
	£m	£m	£m	£m	£m

Functional currency of group operation:
Sterling	–	(53)	6	(1)	(48)
Euro	2	–	–	–	2

Total	2	(53)	6	(1)	(46)

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

110 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

34. EXPLANATION OF TRANSITION TO IFRS
These are the group’s first consolidated financial statements prepared in accordance with EU-adopted IFRS.
     The accounting policies set out on pages 65 to 72 have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information for the year ended 31 March 2005 and the preparation of an opening balance sheet at 1 April 2004, the group’s date of transition. IAS 39, ‘Financial Instruments: Recognition and Measurement’ and IAS 32, ‘Financial Instruments: Disclosure and Presentation’ have not been applied to the comparative periods because the group has taken a transitional exemption and adopted these standards prospectively from 1 April 2005.
     In preparing its opening IFRS balance sheet, the group has made adjustments to amounts previously reported in its financial statements under UK GAAP. IFRS and UK GAAP are not directly comparable. An explanation of how the transition from previous UK GAAP to IFRS has affected the group’s financial position is set out below.

		31 March 2005	1 April 2004
	Notes	£m	£m

Total equity under UK GAAP		3,901	3,112

Adjustments to equity to conform with IFRS (net of deferred tax):
Employee benefits	a	(4,092)	(4,390)
Share based payments	b	7	–
Goodwill and other intangibles	c	16	–
Dividends	d	551	454
Leases	e	(288)	(215)

Total reduction in equity		(3,806)	(4,151)

Total equity (deficit) under IFRS		95	(1,039)

		2005
	Notes	£m

Profit for the year under UK GAAP		1,821

Adjustments to profit to conform with IFRS (net of deferred tax):
Employee benefits	a	86
Share based payments	b	(21)
Goodwill and other intangibles	c	16
Leases	e	(73)

Total adjustment to profit for the year		8

Profit for the year under IFRS		1,829

Under IAS 7 ‘Cash Flow Statements’ movements in cash and cash equivalents are reconciled. Under UK GAAP movements in cash balances only are reconciled. The change in the presentation of the cash flow statement under IAS 7 has no impact on the cash flow generated by the group.

Effect of IAS 32 and IAS 39 transitional adjustment (note f)

	31 March 2005	Transition adjustment	1 April 2005
	£m	£m	£m

Non current assets
Derivative financial instruments	18	5	23

Current assets
Trade and other receivables	4,269	(275)	3,994
Derivative financial instruments	143	31	174
Loans and receivables	2,003	45	2,048
Available-for-sale investments	1,149	2	1,151

Current liabilities
Trade and other payables	(6,763)	861	(5,902)
Derivative financial instruments	(375)	(321)	(696)
Loans and other borrowings	(4,261)	(111)	(4,372)

Non current liabilities
Loans and other borrowings	(7,744)	(194)	(7,938)
Deferred tax liabilities	(1,715)	272	(1,443)
Derivative financial instruments	(472)	(524)	(996)

Reserves	(387)	(209)	(596)

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 111

34. EXPLANATION OF TRANSITION TO IFRS continued
First Time adoption exemptions applied
IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’ sets out the transitional rules which must be applied when IFRS is applied for the first time. The group is required to select accounting policies in accordance with IFRS valid at its first IFRS reporting date and apply those policies retrospectively. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. The exemptions adopted by the group are as set out below.

Business combinations: the group has elected not to apply IFRS 3, ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition (1 April 2004).
Employee benefits: the group has elected to recognise all cumulative actuarial gains and losses from employee benefits schemes at the date of transition. All subsequent actuarial gains and losses have been recognised in full in the period in which they occur in the statement of recognised income and expense in accordance with IAS 19, ‘Employee Benefits’ (as amended on 16 December 2004).
Share based payments: the group has elected to apply IFRS 2, ‘Share Based Payment’ retrospectively to all equity instruments granted after 7 November 2002 and which were not fully vested as at 1 January 2005.
Cumulative translation differences: the group has elected to reset the foreign currency translation reserve to zero at the transition date. Any gains and losses on subsequent disposals of foreign operations will exclude any translation differences arising prior to the date.
Financial instruments: the group has chosen to utilise the exemption from the requirements to restate comparative information for IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’, and hence these standards have been applied prospectively as of 1 April 2005.

NOTES TO EXPLAIN THE EFFECTS OF IFRS IN THE FINANCIAL STATEMENTS
(a)	Employee benefits
Under UK GAAP, the group previously measured pension commitments and other related post-retirement benefits in accordance with SSAP 24, ‘Accounting for Pension Costs’ with additional disclosures provided in accordance with FRS 17, ‘Retirement Benefits’. Under IFRS the group measures pension commitments and other related post-retirement benefits in accordance with IAS 19, ‘Employee Benefits’.
     Under IAS 19 the income statement charge is split between an operating charge and a net finance charge. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year. Actuarial gains and losses are recognised immediately in reserves.
     Under SSAP 24, the asset on the balance sheet represented the timing differences between the pension charge recognised in the profit and loss account and the payments made to the pension scheme. Under IAS 19, the liability on the balance sheet represents the deficit in the pension scheme. The scheme assets are valued at market value and the liabilities are discounted using a high quality corporate bond rate.
     Under SSAP 24, pension charges for the year ended 31 March 2005 were £465 million, including a charge for the amortisation of the SSAP 24 deficit in the BTPS, and an interest credit relating to the balance sheet prepayment. Under IAS 19 the total charges for the year ended 31 March 2005 were £342 million, split between an operating charge and net finance income. Accordingly, for the year ended 31 March 2005 there is an additional £75 million charge to operating profit and £198 million of net finance income has been recognised under IAS 19. A related deferred tax charge of £37 million has also been recognised. The net effect has been an increase in profit of £86 million.
     A pension liability has been recognised at 31 March 2005 of £4,807 million and a deferred tax asset of £1,434 million, offset by the reversal of provisions of £44 million for 31 March 2005. The pension prepayment on the UK GAAP balance sheet of £1,118 million has also been reversed, including the associated deferred tax liability. The net effect has been a reduction in equity at 31 March 2005 of £4,092 million.
     A pension liability has been recognised at 1 April 2004 of £5,136 million and a deferred tax asset of £1,541 million, offset by the reversal of provisions of £36 million. The pension prepayment of £1,172 million has also been reversed, including the associated deferred tax liability. The net effect has been a reduction in equity at 1 April 2004 of £4,390 million.

(b)	Share based payment
Under UK GAAP an expense was recognised for the award of share options and shares based on their intrinsic value (the difference between the exercise price and the market value at the date of the award). The majority of BT’s share based payments are made under all employee ‘Save As You Earn’ plans which were exempt under UK GAAP and the intrinsic value of many of the senior management schemes is nil.
     Under IFRS 2, ‘Share Based Payment’, an expense is recognised in the income statement for all share based payments (both awards of options and awards of shares). This expense is based on the fair value at the date of grant of the award, using an option pricing model, and is charged to the income statement over the related performance period.
     The adoption of IFRS 2 has resulted in an increased operating charge for the year ended 31 March 2005 of £28 million. A related deferred tax benefit of £7 million, has also been recognised, with the net effect being a decrease in profit of £21 million.
     The credit entry for the share based payments is recognised directly in reserves as the awards are equity settled. The net effect has been an increase in equity of £7 million at 31 March 2005.

112 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

34. EXPLANATION OF TRANSITION TO IFRS continued
(c)	Goodwill and other intangible assets
UK GAAP required goodwill to be amortised over its expected useful economic life. Under IFRS 3, ‘Business Combinations’, goodwill is no longer amortised but held at its carrying value on the balance sheet and tested annually for impairment. In addition, IAS 38, ‘Intangible Assets’ requires other intangible assets arising on acquisitions after the transition date to be separately identified and amortised over their useful economic life, often a shorter period than previously used for goodwill. As a result, intangible assets such as customer relationships and trademarks, need to be separately valued and recognised on business combinations, and then amortised over their useful economic lives.
The UK GAAP goodwill amortisation charge in the year to 31 March 2005 of £16 million has been reversed. The other intangible assets arising from acquisitions since 1 April, 2004 are being amortised over their estimated useful economic lives.
     Computer software that is not an integral part of the associated hardware is classified as an intangible asset under IAS 38. Under UK GAAP, the group’s policy was to categorise all capitalised software as tangible fixed assets. This has resulted in a balance sheet reclassification of £615 million as at 31 March 2005, but has had no impact on profit or equity.

(d)	Dividends
Under UK GAAP, the dividend charge was recognised in the profit and loss account in the period to which it related. Under IAS 10, ‘Events After The Balance Sheet Date’, dividends are not recognised in the income statement but directly in reserves. In addition, the final dividend is recognised only when it has been declared and approved by the company in a general meeting.
     The final dividend liabilities for the 2005 and 2004 financial years of £551 million and £454 million, respectively have been reversed at 31 March 2005 and 1 April 2004 as the associated dividends had not been approved at those dates.

(e)	Leases
Under IAS 17 ‘Leases’ there is a requirement to view leases of land separately from leases of buildings. Furthermore, there is a requirement to recognise operating lease charges as an expense on a straight line basis. As a result, the building elements of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under the group’s 2001 sale and operating leaseback transaction are recognised on a straight line basis under IFRS.
     For those properties reclassified as finance leases, profit before tax for the year ended 31 March 2005 has been reduced by approximately £3 million as a result of the recognition of depreciation and finance lease interest charges, and the removal of the UK GAAP operating lease charges. Recognising the operating lease charges, on a straight line basis has further reduced the profit before tax for the year ended 31 March, by £101 million. A deferred tax benefit of £31 million has also been recognised, with the net effect being a £73 million reduction in profit.
     Those properties reclassified as finance leases have been capitalised and are included within property, plant and equipment at the lower of the present value of the minimum lease payments or the fair value of the lease asset, which was £93 million at 1 April 2004 and £90 million at 31 March 2005, respectively. The associated finance lease obligation has also been recognised, being £105 million and £107 million at 1 April 2004 and 31 March 2005, respectively. The excess of the sales proceeds over the previous carrying value has deferred, and is being recognised in the income statement over the lease term. The deferred gain included in deferred income at 1 April 2004 and 31 March 2005 was £44 million and £42 million respectively. Where the operating lease rentals are recognised on a straight line basis, the difference between the amounts recognised in the income statement and the lease payments is included in other creditors, and amounted to £251 million and £352 million at 1 April 2004 and 31 March 2005, respectively. A deferred tax liability of £100 million and £123 million at 1 April 2004 and 31 March 2005 has been recognised. The net effect of the above has been a reduction in equity of £215 million and £288 million at 1 April 2004 and 31 March 2005, respectively.

(f)	Financial instruments
Under UK GAAP, the group previously measured financial assets and liabilities in accordance with the principles of FRS 4, ‘Capital Instruments’, FRS 5, ‘Reporting the Substance of Transactions’ and SSAP 20, ‘Foreign Currency Translation’. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13, ‘Derivatives and Other Financial Instruments: Disclosures’ setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.
     IAS 39 requires all derivative financial instruments to be recorded at fair value on the balance sheet. The fair value of derivative financial instruments recognised on the balance sheet on transition at 1 April, 2005 was a net liability of £1.5 billion. This fair value included a net liability of £0.7 billion which was previously recognised under UK GAAP, reflecting the currency element of financial instruments and accrued interest associated with derivatives. The additional net liability of £0.8 billion arising on transition resulted in a corresponding net decrease to equity. Future market interest rate and currency movements will give rise to adjustments to these fair values. Where hedge accounting cannot be applied under the prescriptive rules of IAS 39, changes in fair values of derivative financial instruments will impact the income statement.
     In addition, the majority of the gains and losses associated with terminated derivative financial instruments that were deferred under UK GAAP have been reclassified to reserves in accordance with the transitional rules of IFRS 1, resulting in an additional net increase to equity of £0.3 billion.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 113

34. EXPLANATION OF TRANSITION TO IFRS continued
Certain financial assets and financial liabilities are required to be recorded at amortised cost under IAS 39. Under UK GAAP, the majority of this amortised cost value was reflected on the balance sheet but elements were separately recorded in current assets and current liabilities. These amounts have been reclassified on transition to either financial assets or loans and borrowings to recognise the respective instruments at amortised cost.
     The adjustments described above, on adoption of IAS 32 and IAS 39, have resulted in an overall reduction in total equity as at 1 April, 2005 of £481 million (£209 million net of deferred taxation).

(g)	Other adjustments and reclassifications
There are a number of other minor adjustments and reclassifications which include:
–
The group’s share of results of associates and joint ventures is presented net of tax and finance expense on the face of the income statement. Previously under UK GAAP the group’s share of associates and joint ventures’ interest and tax was included in the relevant interest and tax line of the income statement.

–
Liquid investments with maturities of less than three months at acquisition are classified within cash and cash equivalents under IAS 7, ‘Cash Flow Statements’ rather than as current asset investments under UK GAAP.

–
Cash flow statements prepared in accordance with IAS 7, ‘Cash Flow Statements’ have a different presentational format. Although the underlying cash flows remain the same as previously reported, the cash flow statement reflects movements in cash and cash equivalents. In addition, certain leases are non classified as finance leases which had previously been treated as operating leases.

–
Under UK GAAP, loans and borrowings and current asset investments were held at foreign currency rates prescribed in the hedging instrument where hedging had been applied in accordance with the group’s accounting policies. Under IAS 21, ‘The Effects of Changes in Foreign Exchanges Rates’, such forward rate adjustments are required to be disclosed separately and have therefore been reclassified. On adoption of IAS 39 from 1 April, 2005, such forward rate adjustments form part of the overall fair value of derivative financial instruments.

–	Foreign exchange gains and losses on certain intercompany loans are recognised in the income statement. Under UK GAAP these amounts were recognised in reserves.
–
Profits on the sale of property fixed assets are classified within other operating income on the face of the income statement. Under UK GAAP, these amounts had previously been disclosed after operating profit.

–
The group has historically recognised revenue arising from calls to our premium rate numbers on a gross basis, with amounts paid to service providers recorded separately within operating costs. In light of the transition to IFRS and changing market practice we have reviewed the presentation of these arrangements. We have decided to change our presentation to a net basis for these calls where we provide basic transmission and connectivity only. For those calls where we add value by providing interactivity and a more significant and valuable part of the service, the associated revenue will continue to be reported on a gross basis. Whilst reducing revenue and operating costs, this change has had no impact on reported profit, cash flows or the balance sheet. The impact on revenue and operating costs was £194 million for the year ended 31 March 2005.

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain respects from those applicable in the United States. For BT there are no differences between IFRS as adopted for use in the EU and IFRS as published by the IASB.

(i) DIFFERENCES BETWEEN IFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
The following are the main differences between IFRS and US GAAP which are relevant to the group’s consolidated financial statements.

(a) Sale and leaseback of properties
Under IFRS, the sale of BT’s property portfolio is treated as a disposal and the vast majority of the subsequent leaseback is an operating lease. Under US GAAP as BT has a continuing interest in the properties, these properties are recorded on the balance sheet at their net book value, a leasing obligation is recognised and the gain on disposal is deferred until the properties are sold and vacated by BT and the corresponding lease obligation is terminated. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b) Pension costs
Under IFRS, pension costs are accounted for in accordance with IAS 19. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 ‘Employers’ Accounting for Pensions’ and 88 ‘Employer’s Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits’. Differences between the IFRS and US GAAP amounts arise primarily due to differences in the recognition of actuarial gains and losses and the application of different measurement dates. Under IFRS, actuarial gains and losses are recognised in the statement of recognised income and expense whereas under US GAAP actuarial gains and losses are amortised over the average remaining service period.
     Under US GAAP, if the accumulated benefit obligation (ABO) exceeds the fair value of plan assets, the employer is required to recognise a liability that is at least equal to the unfunded ABO.

114 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
(c) Capitalisation of interest
Under IFRS, the group has chosen not to capitalise interest. Under US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in property, plant and equipment, and depreciated over the lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2006 under US GAAP, gross capitalised interest of £350 million (2005 – £349 million) was subject to depreciation over periods of 3 to 25 years determined by the nature of the related asset.

(d) Financial instruments
The group exercised the exemption available under IFRS 1 to adopt IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ from 1 April 2005. The comparative periods are therefore presented in accordance with UK GAAP.
     Under UK GAAP, investments are held on the balance sheet at historical cost. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify or were not designated as hedges under US GAAP.
     From 1 April 2005 the group adopted IAS 32 and IAS 39 which gave rise to differences in accounting treatments applied under US GAAP SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’. On adoption of IAS 39, all derivative financial instruments and the fair value of the hedged risks, where a hedged item is in a fair value hedge, were recognised as a one time transition adjustment to equity and resulted in a transitional difference between US GAAP and IFRS.
     Under IFRS, certain cash flow hedges result in a hedged non-financial asset or liability being adjusted from the equity reserve for the applicable hedged amount. US GAAP does not allow the amounts taken to equity to be transferred to the initial carrying amount of the non-financial asset or liability. The amounts remain in equity and are recognised in earnings as the non-financial asset is depreciated or disposed.
     The group did not claim hedge accounting under US GAAP for certain items designated as hedges under IFRS. As a result, certain gains or losses on derivatives held in the cash flow reserve or translation reserve are credited or charged to the income statement under US GAAP. In addition, under IFRS, the hedged risk associated with a hedged item is fair valued where the item has been designated in a fair value hedge. As hedge accounting has not been claimed for those items under US GAAP, this fair value adjustment will not be reflected. These differences will reverse out as the derivatives or hedged items mature, are sold or expire.
     The fair value and book value of derivative instruments as at 31 March 2006 and 31 March 2005 is disclosed in note 33.
     IFRS prescribes four investment categories, namely held for trading, available-for-sale, loans and receivables and held to maturity. US GAAP prescribes only three categories, namely held for trading, available-for-sale and held to maturity. Whilst the held for trading and available for sale categories are similar under both GAAPs, items held in loans and receivables under IFRS are generally classified as held to maturity under US GAAP.

(e) Foreign exchange
Under US GAAP, on the sale of a foreign enterprise, foreign exchange differences within the cumulative translation adjustment (CTA) are included in net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or losses on disposal, they were reset to zero on transition to IFRS on 1 April 2004.

(f) Deferred taxation
Under both IFRS and US GAAP, provision for deferred income tax is required on a full provision basis in accordance with IAS 12 ‘Income taxes’ and SFAS No. 109 ‘Accounting for Income Taxes’.
     Under IFRS, deferred tax is recorded for temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Deferred tax assets not recognised are disclosed in note 22.
     Under US GAAP deferred taxes are recorded on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Additionally, assets and liabilities are presented separately where the timing of further recognition does not match and deferred tax balances are split where applicable between current and non current.
     Deferred tax adjustments in the IFRS to US GAAP reconciliation are primarily the result of the deferred tax impact of the other US GAAP adjustments made in the reconciliation. However, tax adjustments also arise in respect of the timing of recognition of deferred tax on share options and current tax benefits.
     At 31 March 2006, total deferred tax liabilities were £1,767 million primarily in respect of accelerated capital allowances and total deferred tax assets were £1,454 million, primarily in respect of pension obligations.
     The total valuation allowance recognised for deferred tax assets was as follows:

	2006	2005	Movement in year
	£m	£m	£m

Capital losses	5,493	4,436	1,057
Operating losses not utilised	775	860	(85)
Other	271	705	(434)

Total	6,539	6,001	538

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 115

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
(g) Impairment of property, plant and equipment
Certain network assets previously impaired did not meet the US GAAP criteria for impairment under SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’.
     US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment exists if the sum of these cash flows is less than the carrying amount of the asset. The impairment loss recognised in the income statement is based on the asset’s fair value, being either market value or the sum of discounted future cash flows. The assets that were not impaired under US GAAP are continuing to be depreciated over their remaining useful lives.

(h) Revenue
Under IFRS, long-term contracts to design, build and operate software solutions are accounted for under IAS 18 ‘Revenue’ under which revenue is recognised as earned over the contract period.
     Under US GAAP these contracts are accounted for as multiple element arrangements under EITF 00-21 and SOP 97-2, ‘Software Revenue Recognition’. As vendor specific objective evidence to support the fair value of the separate elements to be delivered is unavailable, revenue of £109 million under certain contracts is deferred in the 2006 financial year (2005: £162 million). There was no impact on net income due to the deferral of costs on these contracts. Total deferred revenue and costs recorded under US GAAP at 31 March 2006 was £348 million (2005: £239 million).

(i) Share-Based Payments
Under IFRS 2 ‘Share Based Payment’, share options are fair valued at their grant date and the cost is charged to the income statement over the relevant vesting periods.
     BT early adopted SFAS No. 123 (R) ‘Share-Based Payment’ on 1 April 2005 using the modified prospective transition method. Previously the company adopted the disclosure-only provisions in SFAS No. 123 ‘Accounting for Stock Based Compensation’ and accounted for share options in accordance with APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’.
     Under the transition method, compensation cost recognised during the year ended 31 March 2006 includes (a) compensation cost for all share based payments granted prior to but not yet vested at 1 April 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to 1 April 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 (R).
     Results for prior periods have not been restated.
     As required by SFAS 123(R) the following table illustrates the effects on income from continuing operations, income before tax, net income and basic and diluted earnings per share in respect of the 2005 financial year, when share-based payment arrangements were accounted for under Accounting Principles Board Opinion No.25. There were no impacts from adoption on the cash flows of the Group.

2005
£m

Net income as reported	1,297
Share-based employee compensation cost included in net income	26
Share-based employee compensation cost that would have been included in net income if the fair-value-based method had been applied to all awards	(37)
Deferred tax	3

Pro forma net income as if the fair-value-based method had been applied to all awards	1,289

Basic and diluted earnings per share as reported were 15.2p and 15.1p respectively. Pro forma basic and diluted earnings per share as if the fair-value-based method had been applied to all awards were 15.1p and 15.0p respectively.

(j) Goodwill
The group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition prior to 1 April 1998, against retained earnings. Goodwill arising on acquisitions completed after 1 April 1998 was capitalised and amortised on a straight line basis over its useful economic life. Following transition to IFRS, goodwill is no longer amortised but tested annually for impairment and the amount of goodwill previously recorded at the transition date was carried forward under IFRS.

116 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. BT adopted SFAS No. 142 on 1 April 2002 and goodwill is no longer amortised but tested annually for impairment. There was no goodwill impairment charge in the year ended 31 March 2006 (2005: nil).

(k) Property rationalisation provision
In the 2003 financial year, a provision in connection with the rationalisation of the group’s London office property portfolio was recorded. Under US GAAP, in accordance with SFAS No 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties. All these properties were exited by 31 December 2004.

(l) Contingent consideration
Under IFRS contingent consideration in respect of acquisitions is recorded when the outcome of the contingency is considered more likely than not. Under US GAAP the consideration is recorded when the contingent event has occurred.

(m) Termination benefits
Under US GAAP the fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period. Under IFRS these costs are recognised when the employees agree to leave the group.

(II) NET INCOME AND SHAREHOLDERS’ EQUITY RECONCILIATION STATEMENTS
The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders’ equity from that reported under IFRS to that which would have been reported had US GAAP been applied.

Net income		2006	2005
Years ended 31 March	Note	£m	£m

Profit attributable to equity shareholders of the parent under IFRS		1,547	1,830
Adjustment for:
Sale and leaseback of properties	a	(18)	21
Pension costs	b	(220)	(333)
Capitalisation of interest	c	(16)	(13)
Financial instruments	d	(436)	(415)
Foreign exchange	e	39	–
Impairment of property, plant and equipment	g	(38)	(24)
Share based payment	i	(1)	13
Property rationalisation provision	k	–	(5)
Termination benefits	m	–	(20)
Deferred taxation	f	3	3

		860	1,057
Tax effect of US GAAP adjustments		203	240

Net income as adjusted for US GAAP		1,063	1,297

Basic earnings per American Depositary Share as adjusted for US GAAP[a]		£1.26	£1.52
Diluted earnings per American Depositary Share as adjusted for US GAAP[a]		£1.25	£1.51

[a]Each American Depositary Share is equivalent to ten ordinary shares.

Shareholders’ equity		2006	2005
At 31 March	Note	£m	£m

Total parent shareholders’ equity under IFRS		1,555	45
Adjustment for:
Sale and leaseback of properties	a	(1,067)	(1,049)
Pension costs	b	(1,228)	636
Capitalisation of interest	c	164	178
Goodwill	j	107	113
Financial instruments	d	3	(371)
Impairment of property, plant and equipment	g	40	77
Current liabilities	c	7	–
Deferred taxation	f	(53)	(56)

		(472)	(427)
Tax effect of US GAAP adjustments		314	(157)

Shareholders’ equity as adjusted for US GAAP		(158)	(584)

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 117

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Reclassifications
The following reclassifications would need to be made in addition to those disclosed elsewhere and in the above reconciliation of shareholders’ equity in order to present amounts in accordance with US GAAP.
•	A pensions intangible asset of £31 million (2005 – £55 million) would be recognised separately from retirement obligations.
•	The current portion of pension obligations of £630 million (2005 – £459 million) would be shown as a current liability.
•	Cash and cash equivalents and current liabilities would increase by £181 million (2005 – £2 million) in respect of bank overdrafts.
•	Trade and other receivables and trade and other payables would be £348 million higher (2005 – £239 million) – see note (h).
•	A finance lease obligation of £2,325 million and property, plant and equipment of £780 million would be shown and trade and other payables would be £478 million lower in respect of the property sale and finance leaseback transaction as described in note (a).
•	Current assets would be £11 million lower (2005 – £6 million lower), current liabilities would be £2 million lower (2005 –£135 million higher) and long term borrowings would be £12 million lower (2005 – £230 million higher) in respect of financial instruments.

(III) CONSOLIDATED STATEMENTS OF CASH FLOWS
The group cash flow statements are presented in accordance with IAS 7. The statements prepared under IAS 7 present substantially the same information as that required under SFAS No. 95, ‘Statement of Cash Flows’.
     If the cash flow statement had been prepared in accordance with SFAS No 95, the net increase in cash and cash equivalents would have been higher by £179 million (2005: unchanged). This is because under IAS 7, bank overdrafts are classified as a movement in cash and cash equivalents, while under US GAAP, the movements in bank overdrafts are classified as a financing activity.

(IV) PENSION COSTS
The following position for the main pension scheme (BTPS) is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements. The liabilities of the BTPS represent substantially all of the group’s pension obligations.
     The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 7.11% (2005 – 7.27%). The components of the net periodic pension cost for the main pension scheme comprised:

	2006	2005
	£m	£m

Service cost	538	507
Interest cost	1,784	1,745
Expected return on scheme assets	(2,042)	(1,897)
Amortisation of prior service costs	24	24
Amortisation of loss	215	263

Net periodic pension cost under US GAAP	519	642

The information required to be disclosed in accordance with SFAS No. 132(R), ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’ concerning the funded status of the main scheme at 31 March 2005 and 31 March 2006, based on the valuations at 1 January 2005 and 1 January 2006, respectively, is given below.

	2006	2005
	£m	£m

Minimum liability, intangible asset and other comprehensive income
Plan assets at fair value	34,293	29,169
Accumulated benefit obligation	37,850	33,160

Minimum liability	3,557	3,991
Net amount recognised at end of year	(2,604)	(2,535)

Minimum additional liability	953	1,456
Intangible asset as at 31 March
Unrecognised prior service cost	(31)	(55)

Accumulated other comprehensive income	922	1,401

	2006	2005
	£m	£m

Changes in benefit obligation
Benefit obligation at the beginning of the year	34,336	32,448
Service cost	538	507
Interest cost	1,783	1,745
Employee contributions	21	50
Actuarial movement	3,438	943
Other changes	–	7
Benefits paid or payable	(1,385)	(1,364)
Translation	(1)	–

Benefit obligation at the end of the year	38,730	34,336

118 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
The benefit obligation and pension cost for the main pension scheme were determined using the following assumptions at 1 January 2004, 2005 and 2006:

	2006	2005	2004
	per annum	per annum	per annum
	%	%	%

Discount rate	4.7	5.3	5.5
Rate of future pay increases	3.4	3.6	3.6
Rate of future pension increases	2.6	2.6	2.6

Contributions expected to be paid to the BTPS during the 2007 financial year are estimated at £630 million, including £232 million of deficiency contributions.

Estimated future benefit payments are as follows:
£m

Year ending 31 March 2007	1,421
Year ending 31 March 2008	1,458
Year ending 31 March 2009	1,512
Year ending 31 March 2010	1,577
Year ending 31 March 2011	1,655
1 April 2011 to 31 March 2016	9,491

	2006	2005
	£m	£m

Changes in scheme assets
Fair value of scheme assets at the beginning of the year	29,169	26,675
Actual return on scheme assets	6,039	3,419
Employer contributions[a]	450	382
Employee contributions	21	50
Other changes	–	7
Benefits paid or payable	(1,385)	(1,364)
Translation	(1)	–

Fair value of scheme assets at the end of the year	34,293	29,169

	2006	2005
	£m	£m

Funded status under US GAAP
Projected benefit obligation in excess of scheme assets	(4,437)	(5,167)
Unrecognised prior service costs[b]	31	55
Other unrecognised net actuarial losses	1,802	2,577

Net amount recognised under US GAAP	(2,604)	(2,535)

[a]The employer contributions for the year ended 31 March 2006 includes special contributions of £54 million (2005 – £6 million).
[b]Unrecognised prior service costs on scheme benefit improvements are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

Asset allocation
The Trustees of the main pension scheme approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment returns within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

	Year ended 31 December 2005
	Fair value		Target
	£bn	%	%

Equities	20.3	59	58
Fixed interest bonds	5.4	16	16
Index linked securities	3.2	9	9
Property	4.2	12	12
Cash and other	1.2	4	5

	34.3	100	100

	Year ended 31 December 2005
	Fair value		Target
	£bn	%	%

Equities	18.3	63	63
Fixed interest bonds	4.4	15	16
Index linked securities	2.7	9	9
Property	3.8	13	12

	29.2	100	100

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 119

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above, yields on government bonds and consensus economic forecasts of future returns. The expected return of 7.11% per annum used for the calculation of pension costs for the year ended 31 March 2006 is consistent with that adopted for IAS 19.

(V) INCOME STATEMENT IN US GAAP FORMAT
The group income statements on page 73 comply with IFRS and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting specific items because these items predominantly relate to corporate transactions rather than the trading activities of the group. For SEC reporting purposes this presentation may be considered ‘non GAAP’ and therefore the group has also prepared the following income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The numbers disclosed in the following income statement are prepared under IFRS.

	2006		2005
	£m		£m

Revenue	19,514		18,429
Operating expenses:
Payroll costs	4,066		3,832
Depreciation and amortisation	2,884		2,844
Payments to telecommunication operators	4,045		3,725
Other operating expenses	6,251		5,587

Total operating expenses	17,246		15,988

Net operating income	2,268		2,441
Other income, net	228		551
Net interest expense	(472)		(599)
Income taxes	(492)		(525)
Equity in earnings (losses) of investees	16		(39)
Minority interests	(1)		1

Net income	1,547		1,830

Earnings per share – basic	18.4	p	21.5	p
Earnings per share – diluted	18.1	p	21.3	p

(VI) US GAAP DEVELOPMENTS
In November 2005, the FASB issued Financial Staff Position (‘FSP’) FAS 115-1 and FAS 124-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,’ which nullifies certain requirements of Emerging Issues Task Force (‘EITF’) Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ and supersedes EITF Abstracts Topic No. D-44, ‘Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.’ The guidance in this FSP is applied to reporting periods beginning after 15 December 2005. BT does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.
     In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3’. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principles. SFAS No. 154 applies to accounting periods beginning after 15 December 2005. The adoption of SFAS No. 154 is not expected to have a material effect on the results or net assets of the group.
     In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ (‘FSP FAS 123(R)-4’). FSP FAS 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to liability award. The application of this FSP did not have a material impact on the results or net assets of the group.

120 BT Group plc Annual Report and Form 20-F 2006	Notes to the consolidated financial statements

35. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued
In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’, that amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’. This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitised Financial Assets’. The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Additionally it clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. It clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Also SFAS No. 155 amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for BT for all financial instruments acquired or issued after 31 March 2007. BT is currently evaluating the impact of this statement.
     In March 2006 the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140’ that amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS No. 156 is effective for BT on 1 April 2007. BT does not anticipate that the adoption of this new statement at the required effective date will have a significant effect on its results of operations, financial position or cash flows.

Notes to the consolidated financial statements	BT Group plc Annual Report and Form 20-F 2006 121

GLOSSARY OF TERMS AND US EQUIVALENTS

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Loans to associates and joint ventures	Indebtedness of equity investees not current
Own work capitalised	Costs of labour engaged in the construction of plant and equipment for internal use
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Statement of recognised income and expense	Comprehensive income
Reserves	Shareholders’ equity other than paid-up capital
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

122 BT Group plc Annual Report and Form 20-F 2006	Glossary of terms and US equivalents

FINANCIAL STATEMENTS OF BT GROUP PLC

PARENT COMPANY AUDIT OPINION
Independent auditors’ report to the members of BT Group plc
We have audited the parent company financial statements of BT Group plc for the year ended 31 March 2006 which comprise the balance sheet, accounting policies and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 124 to 126. We have also audited the information in the Report on directors’ remuneration that is described as having been audited.
     We have reported separately on the group financial statements of BT Group plc for the year ended 31 March 2006. This separate report is set out on page 63.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report, the Report on directors’ remuneration and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements and the part of the Report on directors’ remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
     This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Report on directors’ remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether, in our opinion the information given in the Report of the directors is consistent with the parent company financial statements. The information given in the Report of the directors includes that specific information presented in the Operating and financial review that is cross referred from the Report of the directors. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Financial headlines, Chairman’s message, Chief Executive’s statement, the Operating and financial Review, the Report of the directors, the Report of the audit committee, the Report of the nomination committee and the unaudited part of the Report on directors’ remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Report on directors’ remuneration to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Report on directors’ remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Report on directors’ remuneration to be audited.

Opinion In our opinion
•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2006;
•	the parent company financial statements and the part of the Report on directors’ remuneration to be audited have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Report of the directors is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
17 May 2006

Financial Statements of BT Group PLC	BT Group plc Annual Report and Form 20-F 2006 123

BT GROUP PLC ACCOUNTING POLICIES
(I)  ACCOUNTING BASIS
The financial statements are prepared under the historical cost convention as modified by the revaluation of certain financial instruments in accordance with the Companies Act 1985 and applicable United Kingdom accounting standards (UK GAAP).
     As permitted by Section 230(3) of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT Group plc consolidated financial statements for the year ended 31 March 2006 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1, (Revised 1996) ‘Cash Flow Statements’ not to present its own cash flow statement.
     The company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.
     The BT Group plc consolidated financial statements for the year ended 31 March 2006 contain financial instrument disclosures which comply with FRS 25, ‘Financial Instruments: Disclosure and Presentation’. Consequently, the company has taken advantage of the exemption in FRS 25 not to present separate financial instrument disclosures for the company.

(II) CHANGES IN ACCOUNTING POLICIES
The company has adopted FRS 17, ‘Retirement benefits’, FRS 20, ‘Share based payment’, FRS 21 ‘Events after the balance sheet date’, FRS 23, ‘The effects of changes in foreign exchange rates’, FRS 25, ‘Financial instruments: Disclosure and Presentation’, FRS 26, ‘Financial instruments: Measurement’, and FRS 28, ‘Corresponding amounts’ in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly, except where the exemption to restate comparatives have been taken.
     As a result of adopting FRS 21, the company’s profit for the year ended 31 March 2005 increased by £454 million to £1,024 million. Accrued dividend income of £454 million for the 2004 financial year was reversed and recognised in the 2005 financial year. In addition, the final dividends for the 2005 and 2004 financial years of £551 million and £454 million respectively have been reversed, as the associated dividends had not been approved at those dates. None of the other new accounting standards had any effect on the company’s profit or net assets.

(III) INVESTMENTS
Fixed asset investments, which comprises investments in subsidiary undertakings, are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.

(IV) TAXATION
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.

(V) DIVIDENDS
Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.

(VI) SHARE CAPITAL
Ordinary shares are classified as equity. Repurchased shares of the company are recorded in the balance sheet as treasury shares and presented as a deduction from shareholders’ equity at cost.

(VII) CASH
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.

124 BT Group plc Annual Report and Form 20-F 2006	Financial Statements of BT Group PLC

BT GROUP PLC COMPANY BALANCE SHEET

	2006	2005
	£m	£m

Fixed assets
Investments in subsidiary undertaking	9,971	9,971

Total fixed assets	9,971	9,971
Current assets
Debtors[a]	3	22
Investments[b]	1	1
Cash at bank and in hand	22	118

Total current assets	26	141
Creditors: amounts falling due within one year[c]	57	28

Net current (liabilities) assets	(31)	113

Total assets less current liabilities	9,940	10,084

Capital and reserves[d]
Called up share capital	432	432
Share premium account	7	3
Capital redemption reserve	2	2
Profit and loss account	9,499	9,647

Total equity shareholders’ funds	9,940	10,084

[a]Debtors consists of amounts owed by subsidiary undertakings of £3 million (2005: £22 million).
[b]The company holds an available-for-sale asset with a book value and market value of £1 million (2005: £1 million).
[c]Creditors consists of amounts owed to subsidiary undertakings of £27 million (2005: £17 million) and other creditors of £30 million (2005: £11 million).
[d]Capital and reserves are shown on page 126.

The financial statements of the company on pages 124 to 126 were approved by the board of the directors on 17 May 2006 and were signed on its behalf by

Sir Christopher Bland
Chairman

Ben Verwaayen
Chief Executive

Hanif Lalani
Group Finance Director

Financial Statements of BT Group PLC	BT Group plc Annual Report and Form 20-F 2006 125

BT GROUP PLC COMPANY BALANCE SHEET continued

					Capital	Profit
	Share		Share premium		redemption	and loss
	capital	[e]	account	[f]	reserve	account [g,h]	Total
	£m		£m		£m	£m	£m

Balances at 1 April 2004	432		2		2	9,585	10,021
Profit for the financial year	–		–		–	1,024	1,024
Dividends paid	–		–		–	(786)	(786)
Net purchase of treasury shares	–		–		–	(176)	(176)
Arising on share issues	–		1		–	–	1

At 31 March 2005	432		3		2	9,647	10,084

Profit for the financial year	–		–		–	1,108	1,108
Dividends paid	–		–		–	(912)	(912)
Net purchase of treasury shares	–		–		–	(344)	(344)
Arising on share issues	–		4		–	–	4

At 31 March 2006	432		7		2	9,499	9,940

[e]The authorised share capital of the company throughout the years ended 31 March 2006 and 31 March 2005 was £13,463 million representing 269,260,253,468 ordinary shares of 5p each.
The allotted, called up and fully paid ordinary share capital of the company at 31 March 2006 was £432 million (2005: £432 million), representing 8,635,377,801 ordinary shares of 5p each (2005: 8,634,629,038). Of the authorised but unissued share capital at 31 March 2006, 26 million ordinary shares (2005: 26 million) were reserved to meet options granted under employee share option schemes.

[f]The share premium account, representing the premium on allotment of shares is not available for distribution.
[g]The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £1,108 million (2005, restated: £1,024 million). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[h]During the year ended 31 March 2006 the company repurchased 165,772,145 (2005: 101,280,000) of its own shares of 5p each, representing 2% (2005: 1%) of the called-up share capital, for an aggregate consideration of £365 million (2005: £195 million). At 31 March 2006 290,047,231 shares (2005: 134,497,000 shares) with an aggregate nominal value of £15 million are held as treasury shares at cost.
The movement in the available-for-sale reserve in the year was £nil.

126 BT Group plc Annual Report and Form 20-F 2006	Financial Statements of BT Group PLC

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiaries and associate at 31 March 2006, other than the company, all of which were unlisted unless otherwise stated, were as follows:

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[b]	of operations[c]

Albacom SpA[d]	Communication related services and products provider	100% ordinary	Italy

British Telecommunications plc[d]	Communication related services and products provider	100% ordinary	UK

BT Americas Inc.c d f	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia

BT C & S I France SAd e	Systems integration and application development	100% ordinary	France

BT Cableships Limited[d]	Cableship owner	100% ordinary	International

BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[d]	Telecommunication service provider	100% ordinary	Ireland

BT Communications Management Limited[d]	Telecommunication service provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[d]	Fleet management company	100% ordinary	UK

BT France SAS[d]	Communications related services and products provider	100% ordinary	France

BT (Germany) GmbH & Co. oHG[d]	Communications related services and products provider	100% ordinary	Germany

BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited[d]	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong

BT Limited[d]	International telecommunication network systems provider	100% ordinary	International

BT Nederland NVd	Communication related services and products provider	100% ordinary	Netherlands

BT Subsea Cables Limited[d]	Cable maintenance and repair	100% ordinary	UK

BT US Investments LLC[d]	Investment holding company	100% ordinary	USA

Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK

Communications Global Network Services Limitedc d	Communication related services and products provider	100% ordinary	International

Farland BVc d	Provider of trans-border fibre network across BT’s partners in Europe	100% ordinary	International

Infonet Services Corporation[d]	Global managed network service provider	100% common	USA

Infonet USA Corporation[d]	Global managed network service provider	100% common	USA

Radianz Americas Inc[d]	Global managed network service provider	100% common	USA

Syntegra Limited[d]	Systems integration and application development	100% ordinary	UK

Syntegra Groep BVd	Systems integration and application development	100% ordinary	Netherlands

[a]The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a significant impact on the profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.

[b]The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c]All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV, BT Americas Inc. and Communications Global Network Services Limited which are incorporated in the Netherlands, the USA and Bermuda respectively.

[d]Held through intermediate holding company.
[e]In August 2005, Syntegra SA changed its name to BT C&SI France SA.
[f]In March 2006, Syntegra (USA) Inc was merged into BT Americas Inc.

		Share capital

				Percentage		Country
Associate	Activity	Issued	[a]	owned		of operations	[b]

Tech Mahindra Limited[d]	Telecommunications services provider	101,413,455		43%	[c]	India

[a]Issued share capital comprises ordinary or common shares, unless otherwise stated.
[b]Incorporated in the country of operations.
[c]Held through an intermediate holding company.
[d]In February 2006, Mahindra British Telecom Limited changed its name to Tech Mahindra Limited.

Subsidiary undertakings and associate	BT Group plc Annual Report and Form 20-F 2006 127

QUARTERLY ANALYSIS OF REVENUE AND PROFIT

Year ended 31 March 2006	Unaudited

Quarters	1st		2nd		3rd		4th		Total
	£m		£m		£m		£m		£m

Revenue	4,731		4,767		4,882		5,134		19,514
Other operating income	42		53		54		78		227
Operating costs	(4,137)		(4,234)		(4,265)		(4,610)		(17,246)

Operating profit	636		586		671		602		2,495
Net finance expense	(142)		(100)		(129)		(101)		(472)
Share of post tax profits of associates and joint ventures	5		3		3		5		16
Profit on disposal of joint venture	–		–		–		1		1

Profit before taxation	499		489		545		507		2,040
Taxation	(125)		(118)		(134)		(115)		(492)

Profit for the period	374		371		411		392		1,548

Basic earnings per share	4.4	p	4.4	p	4.9	p	4.7	p	18.4	p
Diluted earnings per share	4.4	p	4.3	p	4.8	p	4.6	p	18.1	p

Profit before specific items and taxation	511		559		545		562		2,177

Basic earnings per share before specific items	4.5	p	5.0	p	4.9	p	5.1	p	19.5	p
Diluted earnings per share before specific items	4.5	p	4.9	p	4.8	p	5.0	p	19.2	p

Year ended 31 March 2005	Unaudited

Quarters	1st		2nd		3rd		4th		Total
	£m		£m		£m		£m		£m

Revenue	4,519		4,554		4,536		4,820		18,429
Other operating income	44		83		339		85		551
Operating costs	(3,990)		(3,909)		(3,896)		(4,193)		(15,988)

Operating profit	573		728		979		712		2,992
Net finance expense	(155)		(154)		(149)		(141)		(599)
Share of post tax (losses) profits of associates and joint ventures	(7)		(3)		(35)		6		(39)

Profit before taxation	411		571		795		577		2,354
Taxation	(109)		(142)		(137)		(137)		(525)

Profit for the period	302		429		658		440		1,829

Basic earnings per share	3.5	p	5.0	p	7.7	p	5.2	p	21.5	p
Diluted earnings per share	3.5	p	5.0	p	7.7	p	5.1	p	21.3	p

Profit before specific items and taxation	425		549		546		560		2,080

Basic earnings per share before specific items	3.6	p	4.8	p	4.8	p	4.9	p	18.1	p
Diluted earnings per share before specific items	3.6	p	4.7	p	4.7	p	4.8	p	17.9	p

128 BT Group plc Annual Report and Form 20-F 2006	Quarterly analysis of revenue and profit

FINANCIAL STATISTICS
Years ended 31 March

IFRS	2006	2005

Financial ratios
Basic earnings per share before specific items – pence	19.5	18.1
Basic earnings per share – pence	18.4	21.5
Return on capital employed before specific items[a] – %	16.8	16.5
Interest cover before net pension finance income[b] – times	3.6	3.4

	2006	2005
	£m	£m

Expenditure on research and development
Research and development expense	326	257
Amortisation of capitalised software development costs	160	95

Total	486	352

	2006	2005
	£m	£m

Expenditure on property plant and equipment and software
Plant and equipment
Transmission equipment	1,429	1,488
Exchange equipment	80	143
Other network equipment	727	648
Computers and office equipment	281	312
Motor vehicles and other	572	349
Land and buildings	68	64

	3,157	3,004
Increase (decrease) in engineering stores	(15)	7

Total expenditure on property plant and equipment	3,142	3,011
(Increase) decrease in payables	(202)	45

Cash outflow on purchase of property plant and equipment and software	2,940	3,056

[a]The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less cash and cash equivalents, derivative financial assets and investments.

[b]The number of times net finance expense before net pension finance income is covered by total operating profit. Interest cover including net pension finance income is 5.6 times (2005: 4.5 times).

Financial statistics	BT Group plc Annual Report and Form 20-F 2006 129

FINANCIAL STATISTICS
Years ended 31 March

UK GAAP	2005		2004		2003	2002

Financial ratios
Basic earnings per share on continuing activities before goodwill amortisation and exceptional items – pence	18.1		16.9		14.4	9.0
Basic earnings (loss) per share on continuing activities – pence	21.4		16.4		31.4	(34.6)
Basic earning (loss) per share – pence	21.4		16.4		31.4	12.1
Return on capital employed[a] – %	15.5	[c]	15.1	[c]	15.5	6.6
Interest cover[b] – times	3.5	[d]	3.0	[d]	2.0	0.6

	2005	2004	2003	2002
	£m	£m	£m	£m

Expenditure on research and development
Total expenditure	257	334	380	362

	2005	2004	2003	2002
	£m	£m	£m	£m

Expenditure on property plant and equipment and software
Plant and equipment
Transmission equipment	1,488	1,324	1,277	1,373
Exchange equipment	143	150	228	428
Other network equipment	648	585	466	694
Computers and office equipment	312	205	281	273
Motor vehicles and other	349	316	162	189
Land and buildings	64	73	40	153

	3,004	2,653	2,454	3,110
Increase (decrease) in engineering stores	7	20	(9)	(10)

Total continuing activities	3,011	2,673	2,445	3,100
Total discontinued activities	–	–	–	808

Total expenditure on property plant and equipment	3,011	2,673	2,445	3,908
(Increase) decrease in payables	45	11	135	161

Cash outflow on purchase of property plant and equipment and software	3,056	2,684	2,580	4,069

[a]The ratio is based on profit before tax, goodwill amortisation and interest on long-term borrowings, to average capital employed.
[b]The number of times net interest payable is covered by total operating profit before goodwill amortisation.
[c]Return on capital employed before goodwill amortisation and exceptional items was 16.0% (2004 – 15.3%)
[d]Interest cover before goodwill amortisation and exceptional items was 3.6 times (2004 – 3.3 times)

130 BT Group plc Annual Report and Form 20-F 2006	Financial statistics

OPERATIONAL STATISTICS

	2006	2005	2004	2003	2002
As at 31 March	’000	’000	’000	’000	’000

Retail
Business voice/ISDN	7,797	8,358	8,824	9,062	9,030
Business broadband	556	422	287	146	42

Total Business connections (UK)	8,353	8,780	9,111	9,208	9,072

Residential voice/ISDN	17,912	19,520	19,870	20,065	20,027
Residential broadband	2,028	1,330	680	293	66

Total Residential connections (UK)	19,940	20,850	20,550	20,358	20,093

Total voice/ISDN connections	25,709	27,878	28,694	29,127	29,057
Total broadband connections	2,584	1,752	967	439	108

Total Retail connections (UK)	28,293	29,630	29,661	29,566	29,165

Wholesale
Broadband (non BT ISPs)	5,009	3,180	1,248	361	59
Wholesale Line Rental	2,874	1,026	377	91	56
Full and shared loops (LLU)	356	41	11	3	n/a

Total Wholesale connections (UK)	8,239	4,247	1,636	455	115

Total broadband (Wholesale, Retail and LLU)	7,949	4,973	2,226	803	167

Mobility connections (’000)	341	372	145	27	n/a

Call growth (decline)
% growth (decline) in UK fixed (geographic and fixed to mobile) volumes (minutes)	(10)	(13)	(7)	(4)	(5)
Average Revenue Per Consumer Household[a] (£)	251	254	265	271	265

People employed (Worldwide)
Total employees (’000)	104.4	102.1	99.9	104.7	108.6

Year ended 31 March
% Consumer contracted revenues[b]	67	64	58	56	55
Networked IT services sales order value (worldwide) (£m)	5,391	7,161	7,012	4,411	3,321

[a]Rolling 12 month consumer revenue, less mobile polos, divided by average number of primary lines
[b]Includes line rental, broadband, select services and packages

Operational statistics	BT Group plc Annual Report and Form 20-F 2006 131

ADDITIONAL INFORMATION FOR SHAREHOLDERS

133	Cautionary statement regarding forward-looking statements
134	Listings
134	Share and ADS prices
134	Capital Gains Tax (CGT)
Rights issue
Demerger of O2
135	Analysis of shareholdings
135	Dividends
135	Dividend mandate
136	Dividend investment plan
136	Global Invest Direct
136	Total shareholder return
136	Results announcements
136	Individual Savings Accounts (ISAs)
137	ShareGift
137	Unclaimed Assets Register
137	Exchange rates
137	Share buy back
137	Memorandum and Articles of Association
Memorandum
Articles
140	Material contracts
140	Taxation (US Holders)
Taxation of dividends
Taxation of capital gains
Passive foreign investment company status
US information reporting and backup withholding
UK stamp duty
UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
142	Limitations affecting security holders
142	Documents on display
142	Publications
143	Electronic communication
143	Shareholder communication
Private shareholders
Institutional investors and analysts

132 BT Group plc Annual Report and Form 20-F 2006	Additional information for shareholders

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT’s transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT’s network development and plans for the 21st century network; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; BT’s future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Group risk factors. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2006 133

LISTINGS
The principal listing of BT Group’s ordinary shares is on the London Stock Exchange. American Depositary Shares (ADSs), each representing 10 ordinary shares, have been issued by JPMorgan Chase Bank, as Depositary for the American Depositary Receipts (ADRs) evidencing the ADSs, and are listed on the New York Stock Exchange. ADSs also trade, but are not listed, on the London Stock Exchange. Trading on the New York Stock Exchange is under the symbol ‘BT’.

SHARE AND ADS PRICESa

		Pence per		US$ per
		ordinary share		ADS

	High	Low	High	Low
	pence	pence	$	$

Years ended 31 March
2002	420.71	215.75	67.19	30.60
2003	286.25	141.00	41.95	23.16
2004	206.75	162.00	34.97	25.65
2005	216.25	169.25	40.93	30.34
2006	235.00	196.50	41.71	35.34

Year ended 31 March 2005
1 April – 30 June 2004	198.50	169.25	36.60	30.34
1 July – 30 September 2004	197.50	177.50	36.80	32.66
1 October – 31 December 2004	206.00	180.50	40.07	32.61
1 January – 31 March 2005	216.25	196.50	40.93	37.71

Year ended 31 March 2006
1 April – 30 June 2005	230.00	196.50	41.71	36.83
1 July – 30 September 2005	235.00	215.50	41.59	39.01
1 October – 31 December 2005	224.75	202.50	39.56	35.34
1 January – 31 March 2006	234.50	203.75	41.04	35.96

Month
November 2005	216.75	203.50	37.69	35.34
December 2005	224.75	212.00	39.29	37.05
January 2006	223.25	203.75	39.67	35.96
February 2006	214.50	204.15	37.54	36.23
March 2006	234.50	208.00	41.04	36.75
April 2006	221.25	211.00	40.03	37.08
1 May to 12 May 2006	220.50	210.50	41.28	39.87

[a]The pre-19 November 2001 prices shown have been adjusted for the rights issue and demerger that occurred in the 2002 financial year.

The prices are the highest and lowest closing middle market prices for BT ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the highest and lowest closing sales prices of ADSs, as reported on the New York Stock Exchange composite tape.
     Fluctuations in the exchange rate between the pound sterling and the US dollar affect the dollar equivalent of the pound sterling price of the company’s ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange.

CAPITAL GAINS TAX (CGT)
The rights issue in June 2001 and the demerger of O2 in November 2001 adjusted the value for capital gains tax purposes of BT shares.

Rights issue
An explanatory note on the effects of the rights issue on the CGT position relating to BT shareholdings is available from the Shareholder Helpline (see page 143).

Demerger of O2 – capital gains tax calculation
The confirmed official opening prices for BT Group and O2 shares on 19 November 2001 following the demerger were 285.75p and 82.75p, respectively. This means that, of the total (combined) value of 368.50p, 77.544% is attributable to BT Group and 22.456% to O2. Accordingly, for CGT calculations, the base cost of BT Group shares and O2 shares is calculated by multiplying the acquisition cost of a BT shareholding by 77.544% and 22.456%, respectively.

134 BT Group plc Annual Report and Form 20-F 2006	Additional information for shareholders

ANALYSIS OF SHAREHOLDINGS

			Ordinary shares
			of 5p each

			Number of
	Number of	Percentage	shares held	Percentage
Range	holdings	of total	(millions)	of total

1 – 399	541,503	39.2	115	1.4
400 – 799	404,773	29.3	226	2.6
800 – 1,599	260,411	18.8	290	3.3
1,600 – 9,999	169,048	12.2	489	5.7
10,000 – 99,999	5,220	0.4	100	1.2
100,000 – 999,999	824	0.1	306	3.5
1,000,000 – 4,999,999	347	0.0	821	9.5
5,000,000 and above[a,b,c,d]	216	0.0	6,288	72.8

Total[e]	1,382,342	100.0	8,635	100.0

[a]24 million shares were held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share plans.
[b]Under the BT Group Employee Share Investment Plan, 58.57 million shares were held in trust on behalf of 83,102 participants who were beneficially entitled to the shares. 132 million shares were held in the corporate nominee BT Group EasyShare on behalf of 116,643 beneficial owners.

[c]268 million shares were represented by ADSs. Analysis by size of holding is not available for this holding.
[d]290 million shares were held as treasury shares.
[e]14.6% of the shares were in 1,359,282 individual holdings, of which 111,955 were joint holdings, and 85.4% of the shares were in 23,060 institutional holdings.

So far as the company is aware, the company is not directly or indirectly owned or controlled by another corporation or by the UK Government or any other foreign government or by any other natural or legal person severally or jointly. There are no arrangements known to the company the operation of which may at a subsequent date result in a change in control of the company.
     At 12 May 2006, there were 8,635,453,557 ordinary shares outstanding including 289,613,278 shares held as treasury shares. At the same date, approximately 27 million ADSs (equivalent to 270 million ordinary shares, or approximately 3.11% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,792 record holders of ADRs.
     At 31 March 2006, there were 3,615 shareholders with a US address on the register of shareholders.

DIVIDENDS
Since shortly after its incorporation in 1984, British Telecommunications plc paid interim dividends annually in February and final dividends in September. However, as part of BT’s debt reduction and restructuring plans, neither a final dividend for the year ended 31 March 2001 nor an interim dividend for the year ended 31 March 2002 was paid to shareholders.
     A final dividend in respect of the year ended 31 March 2005 was paid on 5 September 2005 to shareholders on the register on 5 August 2005, and an interim dividend in respect of the year ended 31 March 2006 was paid on 13 February 2006 to shareholders on the register on 31 December 2005.
     The dividends paid or payable on BT shares and ADSs for the last five years are shown in the following table. The dividends on the ordinary shares exclude the associated tax credit. The amounts shown are not those that were actually paid to holders of ADSs. For the tax treatment of dividends paid see Taxation of dividends below. Dividends have been translated from pounds sterling into US dollars using exchange rates prevailing on the date the ordinary dividends were paid.

	Per ordinary share			Per ADS			Per ADS

	Interim	Final	Total	Interim	Final	Total	Interim	Final		Total
Years ended 31 March	pence	pence	pence	£	£	£	US$	US$		US$

2002	–	2.00	2.00	–	0.200	0.200	–	0.311		0.311
2003	2.25	4.25	6.50	0.225	0.425	0.650	0.366	0.673		1.039
2004	3.20	5.30	8.50	0.320	0.530	0.850	0.590	0.938		1.528
2005	3.90	6.50	10.40	0.390	0.650	1.040	0.724	1.195		1.919
2006	4.30	7.60	11.90	0.430	0.760	1.190	0.747	–	[a]	–	[a]

[a]Qualifying holders of ADSs on record as of 18 August 2006 are entitled to receive the final dividend which will be paid on 18 September 2006, subject to approval at the annual general meeting. The US dollar amount of the final dividend of 76 pence per ADS to be paid to holders of ADSs will be based on the exchange rate in effect on 11 September 2006, the date of payment to holders of ordinary shares.

As dividends paid by the company are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such cash dividends.

DIVIDEND MANDATE
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Shareholder Helpline (see page 143). Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS). Alternatively, a form may be downloaded from the Dividends page of our website at www.bt.com/sharesandperformance

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2006 135

DIVIDEND INVESTMENT PLAN
The Dividend investment plan replaced the share dividend plan for shareholders following the 1999 interim dividend. Under the Dividend investment plan, cash from participants’ dividends is used to buy further BT shares in the market.
     Shareholders could elect to receive additional shares in lieu of a cash dividend for the following dividends:

	Date paid	Price per share pence

2001 interim	12 February 2001	621.80
2002 final	9 September 2002	191.19
2003 interim	10 February 2003	178.23
2003 final	8 September 2003	184.41
2004 interim	9 February 2004	175.98
2004 final	6 September 2004	183.69
2005 interim	7 February 2005	209.95
2005 final	5 September 2005	220.25
2006 interim	13 February 2006	214.50

GLOBAL INVEST DIRECT
Details of the direct purchase plan run by the ADR Depositary, JPMorgan Chase Bank, Global Invest Direct, including reinvestment of dividends, are available from JPMorgan Chase Bank on +1 800 634 8366 (toll free within the USA) or +1 201 680 6630 (from outside the USA), or on written request to the ADR Depositary.

TOTAL SHAREHOLDER RETURN
Total Shareholder Return (TSR) is the measure of the returns that a company has provided for its shareholders, reflecting share price movements and assuming reinvestment of dividends. It is therefore, a good indicator of a company’s overall performance.
     Over the last five years (as shown in the first TSR chart below), BT’s TSR (as adjusted for the rights issue and demerger) was negative 25% compared to a FTSE 100 TSR of positive 25%. This was primarily due to a fall in BT’s share price which, like many stocks in the telecoms, media and technology (TMT) sector, declined in the early part of the period.
     In the period between the demerger on 19 November 2001 and 31 March 2006, BT’s TSR was negative 6%, compared to negative 15% for the FTSEurofirst 300 Telco Index and positive 31% for the FTSE 100. BT has also outperformed the FTSEurofirst 300 Telco Index in the last 12 months with a return of 13.4% compared to 1.6% for that index.

RESULTS ANNOUNCEMENTS
Expected announcements of results:

1st quarter	27 July 2006
2nd quarter and half year	9 November 2006
3rd quarter and nine months	February 2007
4th quarter and full year	May 2007
2007 annual report and accounts published	June 2007

INDIVIDUAL SAVINGS ACCOUNTS (ISAs)
Information about investing in BT shares through an ISA may be obtained from Halifax Share Dealing Limited, Trinity Road, Halifax, W.Yorkshire HX1 2RG (telephone 0870 242 5588). ISAs are also offered by other organisations.

136 BT Group plc Annual Report and Form 20-F 2006	Additional information for shareholders

SHAREGIFT
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available from ShareGift at www.sharegift.org or telephone 020 7828 1151, or can be obtained from the Shareholder Helpline.

UNCLAIMED ASSETS REGISTER
BT is among a growing number of companies which subscribe to the Unclaimed Assets Register, which provides a search facility for financial assets, such as shareholdings and dividends which have become separated from their owners. The Register donates a proportion of its public search fees to charity via ShareGift. For further information on the Unclaimed Assets Register, visit www.uar.co.uk or telephone 0870 241 1713.

EXCHANGE RATES
BT publishes its consolidated financial statements expressed in pounds sterling. The following tables detail certain information concerning the exchange rates between pounds sterling and US dollars based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Year ended 31 March	2002	2003	2004	2005	2006

Period end	1.43	1.57	1.84	1.89	1.74
Average[a]	1.43	1.55	1.71	1.85	1.78
High	1.48	1.65	1.90	1.95	1.92
Low	1.37	1.43	1.55	1.75	1.71

[a]The average of the Noon Buying Rates in effect on the last day of each month during the relevant period.

						Month

	November	December	January	February	March	April
	2005	2005	2006	2006	2006	2006

High	1.78	1.77	1.79	1.78	1.76	1.80
Low	1.71	1.72	1.74	1.73	1.73	1.74

On 12 May 2006, the most recent practicable date for this annual report, the Noon Buying Rate was US$1.89 to £1.00.

SHARE BUY BACK
The following table gives details of the purchase by BT of its own shares during the 2006 financial year.

			Total number of	Maximum number	[b]
			shares purchased	of shares that may
		Average price paid per	as part of publicly	yet be purchased
	Total number of	share (pence – net of	announced plans or	under the plans or
Calendar month[a]	shares purchased	dealing costs)	programmes	programmes

April 2005	Nil	N/A	Nil	774,250,000
May	500,000	213	500,000	773,750,000
June	11,250,000	220	11,250,000	762,500,000
July	Nil	N/A	Nil	850,000,000	[c]
August	24,000,000	220	24,000,000	826,000,000
September	19,500,000	221	9,500,000	806,500,000
October	6,500,000	221	6,500,000	800,000,000
November	22,772,145	210	22,772,145	777,227,855
December	28,500,000	218	28,500,000	748,727,855
January 2006	2,500,000	219	2,500,000	746,227,855
February	27,950,000	211	27,950,000	718,277,855
March	22,300,000	222	22,300,000	695,977,855

Total	165,772,145	217.5	165,772,145	695,977,855

[a]Purchases from April to June 2005 were made in accordance with a resolution passed at the AGM held on 14 July 2004. Purchases from August 2005 to March 2006 were made in accordance with a resolution passed at the AGM on 13 July 2005.

[b]There are no plans or programmes BT has determined to terminate prior to expiration, or under which BT does not intend to make further purchases.
[c]Authority was given to purchase up to 859 million shares on 14 July 2004 and 850 million shares on 13 July 2005. These authorities expire at the close of the following AGM, or 15 months following the date of approval if earlier. The authority given in July 2004 expired on 13 July 2005.

MEMORANDUM AND ARTICLES OF ASSOCIATION
The following is a summary of the principal provisions of BT’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.

Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2006 137

Articles
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person entered on the company’s register of members as the holder of the relevant shares. Shareholders can choose whether their shares are to be evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

(a) Voting rights
Subject to the restrictions described below, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.
     No person is, unless the Board decide otherwise, entitled to attend or vote at any general meeting or to exercise any other right conferred by being a shareholder if he or any person appearing to be interested in those shares has been sent a notice under section 212 of the Companies Act 1985 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he or any interested person has failed to supply to the company the information requested within 14 days after delivery of that notice. These restrictions end seven days after the earlier of the date the shareholder complies with the request satisfactorily or the company receives notice that there has been an approved transfer of the shares.

(b) Variation of rights Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:
(i)	with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or
(ii)	with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.
     At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).
     The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(c) Changes in capital The company may by ordinary resolution:
(i)	consolidate and divide all or any of its share capital into shares of a larger amount;
(ii)	divide all or part of its share capital into shares of a smaller amount;
(iii)
cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and

(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(d) Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of shares on the dates stated for the payments of those dividends.
     The directors can offer ordinary shareholders the right to choose to receive new ordinary shares, which are credited as fully paid, instead of some or all of their cash dividend. Before they can do this, the company’s shareholders must have passed an ordinary resolution authorising the directors to make this offer.
     Any dividend which has not been claimed for ten years after it was declared or became due for payment will be forfeited and will belong to the company unless the directors decide otherwise.

(e) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present shareholder can be compelled to accept any shares or other property under the Articles which could give that shareholder a liability.

138 BT Group plc Annual Report and Form 20-F 2006	Additional information for shareholders

(f) Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.
     The Board may refuse to register any transfer of any share held in certificated form:
•	which is in favour of more than four joint holders; or
•
unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company’s registered office or any other place the Board decide. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board ask for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

     Transfers of uncertificated shares must be carried out using a relevant system (as defined in the Uncertificated Securities Regulations 1995 (the Regulations)). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.
     If the Board decide not to register a transfer of a share, the Board must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer or instruction from the operator of the relevant system.
     The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The register must not be closed without the consent of the operator of a relevant system (as defined in the Regulations) in the case of uncertificated shares.

(g) Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least ten years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(h) General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders’ requisition.

(i) Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders or documents from BT must give the company an address within the UK to which they may be sent.

(j) Directors
Directors’ remuneration
Excluding remuneration referred to below, each director will be paid such fee for his services as the Board decide, not exceeding £50,000 a year and increasing by the percentage increase of the UK Retail Prices Index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The Board can award extra fees to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board consider extend beyond the ordinary duties of a director.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings.
     Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.
     Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract carried out in breach of those provisions.

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2006 139

Directors’ interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);
(ii)	have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);
(iii)	hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and
(iv)
alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

     A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors
Provisions of the legislation which, read with the Articles, would prevent a person from being or becoming a director because that person has reached the age of 70 do not apply to the company.
     At every annual general meeting, any director who was elected or last re-elected a director at or before the annual general meeting held in the third year before the current year, shall retire by rotation. Any director appointed by the directors automatically retires at the next following annual general meeting. A retiring director is eligible for re-election.

Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board can exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and exercise all the company’s voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding, net of amounts borrowed intra-group among other things, at any time does not exceed £35 billion.

MATERIAL CONTRACTS
Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

TAXATION (US HOLDERS)
This is a summary only of the principal US federal income tax and UK tax consequences of the ownership and disposition of ordinary shares or ADSs by US Holders (as defined below) who hold their ordinary shares or ADSs as capital assets. It does not address all aspects of US federal income taxation and does not address aspects that may be relevant to persons who are subject to special provisions of US federal income tax law, including US expatriates, insurance companies, tax-exempt organisations, banks, regulated investment companies, financial institutions, securities broker-dealers, traders in securities who elect a mark-to-market method of accounting, persons subject to alternative minimum tax, investors that directly, indirectly or by attribution own 10% or more of the outstanding share capital or voting power of BT, persons holding their ordinary shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their ordinary shares or ADSs pursuant to the exercise of options or otherwise as compensation, or persons whose functional currency is not the US dollar, amongst others. Those holders may be subject to US federal income tax consequences different from those set forth below.
     For the purposes of this summary, a US Holder is a beneficial owner of ordinary shares or ADSs that, for US federal income tax purposes, is: a citizen or individual resident of the United States, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a US court can exercise primary supervision over the administration of the trust and one or more United States persons are authorised to control all substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the US tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs.
     In particular, this summary is based on (i) current UK tax law and the practice of Her Majesty’s Revenue & Customs (HMRC) and US law and US Internal Revenue Service (IRS) practice, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect and available, (ii) the United Kingdom–United States Convention relating to estate and gift taxes, and (iii) the United Kingdom–United States Tax Convention that entered into force on 31 March 2003 and the protocol thereto (the Convention), all as in effect on the date of this annual report, all of which are subject to change or changes in interpretation, possibly with retroactive effect.
     US Holders should consult their own tax advisors as to the applicability of the Convention and the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

140 BT Group plc Annual Report and Form 20-F 2006	Additional information for shareholders

Taxation of dividends
Under current UK tax law, BT will not be required to withhold tax at source from dividend payments it makes.
     For US federal income tax purposes, a distribution will be treated as ordinary dividend income. The amount of the distribution includible in gross income of a US Holder will be the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by a US Holder of ordinary shares, or by the Depositary, in the case of ADSs. A US Holder who converts the British pounds into US dollars on the date of receipt generally should not recognise any exchange gain or loss. A US Holder who does not convert the British pounds into US dollars on the date of receipt generally will have a tax basis in the British pounds equal to their US dollar value on such date. Foreign currency gain or loss, if any, recognised by the US Holder on a subsequent conversion or other disposition of the British pounds generally will be US source ordinary income or loss. Dividends paid by BT to a US Holder will not be eligible for the US dividends received deduction that may otherwise be available to corporate shareholders.
     For purposes of calculating the foreign tax credit limitation, dividends paid on the ordinary shares or ADSs will be treated as income from sources outside the United States and generally will constitute ‘passive income’ or, for certain Holders, ‘financial services income’ for tax years beginning before 1 January 2007, and for tax years beginning after 31 December 2006, will be treated as ‘passive category income’ or ‘general category income’. The rules relating to the determination of the foreign tax credit are very complex. US Holders who do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign credits.
     There will be no right to any UK tax credit or to any payment from HMRC in respect of any tax credit on dividends paid on ordinary shares or ADSs.
     Certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently at a maximum rate of 15%) in respect of ‘qualified dividend income’ received in taxable years beginning before 1 January 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US Holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Convention) which provides for the exchange of information. BT currently believes that dividends paid with respect to its ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. Each individual US Holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by BT to him, as applicable.

Taxation of capital gains
Unless a US Holder of ordinary shares or ADSs is resident in or ordinarily resident for United Kingdom tax purposes in the United Kingdom or unless a US Holder of ordinary shares or ADSs carries on a trade, profession, or vocation in the United Kingdom through a branch, agency, or permanent establishment in the UK, and the ordinary shares and/or ADSs have been used, held, or acquired for purposes of that trade, the holder should not be liable for UK tax on capital gains on a disposal of ordinary shares and/or ADSs.
     A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom on or after 17 March 1998 or who falls to be regarded as resident outside the United Kingdom for the purposes of any double tax treaty (Treaty non-resident) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the United Kingdom or continues to be Treaty non-resident for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the United Kingdom to United Kingdom tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the United Kingdom or is Treaty non-resident at the time of disposal.
     For US federal income tax purposes, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of ordinary shares or ADSs in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss, and will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year at the time of disposition. Long-term capital gains recognised by an individual US Holder generally are subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Passive foreign investment company status
A non-US corporation will be classified as a Passive Foreign Investment Company for US federal income tax purposes (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. BT currently believes that it did not qualify as a PFIC for the taxable year ending 31 March 2006. If BT were to become a PFIC for any taxable year, US Holders would suffer adverse tax consequences. These consequences may include having gains realised on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by BT would not be ‘qualified dividend income’ which may be eligible for reduced rates of taxation as described above. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to BT.

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2006 141

US information reporting and backup withholding
Dividends paid on and proceeds received from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and backup withholding at a current rate of 28% (which rate may be subject to change). Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a US Holder who provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt. Persons that are United States persons for US federal income tax purposes who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Holders that are not United States persons for US federal income tax purposes generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UK stamp duty
A transfer of an ordinary share will generally be subject to UK stamp duty or UK stamp duty reserve tax SDRT at 0.5% of the amount or value of any consideration provided rounded up (in the case of stamp duty) to the nearest £5. SDRT is generally the liability of the purchaser. It is customarily also the purchaser who pays UK stamp duty. A transfer of an ordinary share to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts gives rise to a 1.5% charge to stamp duty or SDRT of either the amount of the consideration provided or the value of the share issued rounded up (in the case of stamp duty) to the nearest £5. No UK stamp duty will be payable on the transfer of an ADS (assuming it is not registered in the UK), provided that the transfer documents are executed and always retained outside the UK.
     Transfers of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT at the rate of 0.5% of the value of the consideration. CREST is obliged to collect SDRT from the purchaser of the shares on relevant transactions settled within the system.

UK inheritance and gift taxes in connection with ordinary shares and/or ADSs
The rules and scope of domicile are complex and action should not be taken without advice specific to the individual’s circumstances. A lifetime gift or a transfer on death of ordinary shares and/or ADSs by an individual holder, who is US domiciled (for the purposes of the UK/US Estate and Gift Tax Convention) and who is not a UK national (as defined in the Convention) will not generally be subject to UK inheritance tax if the gift is subject to US federal gift or US estate tax unless the tax is not paid.

LIMITATIONS AFFECTING SECURITY HOLDERS
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

DOCUMENTS ON DISPLAY
All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, USA. These reports may be accessed via the SEC’s website at www.sec.gov

PUBLICATIONS
BT produces a series of reports on the company’s financial, economic, compliance, social and environmental performance. Most of these reports (as well as the EAB Annual Report on BT’s compliance with the Undertakings), are available to shareholders on request and can be accessed on the internet at www.bt.com/aboutbt More detailed disclosures on BT’s implementation of social, ethical and environmental policies and procedures are available online through our fully and independently verified social and environment report at www.bt.com/betterworld

Document	Publication date

Annual Review and Notice of Meeting	May
Annual Report and Form 20-F	May
Social and Environment Report	May
EAB Annual Report	May
Quarterly results releases	July, November, February and May
Current Cost Financial Statements	September
Statement of Business Practice	July 2004

For printed copies, when available, contact the Shareholder Helpline on Freefone 0808 100 4141 or, alternatively, contact the Registrar in the UK, at the address on page 143.

142 BT Group plc Annual Report and Form 20-F 2006	Additional information for shareholders

ELECTRONIC COMMUNICATION
Shareholders can now choose to receive their shareholder documents electronically rather than by post. Shareholders may elect to receive documents in this way by going to www.bt.com/signup and following the online instructions, or by calling the Shareholder Helpline.

SHAREHOLDER COMMUNICATION
BT is committed to communicating openly with each of its stakeholder audiences in the manner most appropriate to their requirements.
     All investors can visit our website at www.bt.com/sharesandperformance for more information about BT. There are direct links from this page to sites providing information particularly tailored for shareholders, institutional investors and analysts, industry analysts and journalists.
     An electronic copy of this document is available at www.bt.com/annualreport

Private shareholders
If private shareholders have any enquiries about their shareholding, they should contact the Registrar (the address can be found below).
     Lloyds TSB Registrars maintain BT Group’s share register and the separate BT Group EasyShare register. They also provide a Shareholder Helpline service on Freefone 0808 100 4141.

Institutional investors and analysts
Institutional investors and equity research analysts may contact Investor Relations on:
Tel 020 7356 4909
Fax 020 7356 5270
e-mail: investorrelations@bt.com

Industry analysts may contact:
Tel 020 7356 5631
Fax 01332 577434
e-mail: industryenquiry@bt.com

Shareholder Helpline
Tel Freefone 0808 100 4141
Fax 01903 833371
Textphone Freefone 0800 169 6907
From outside the UK:
Tel +44 121 433 4404
Fax +44 1903 833371
Textphone +44 121 415 7028
e-mail: bt@lloydstsb-registrars.co.uk

The Registrar	ADR Depositary
Lloyds TSB Registrars (2450) The Causeway Worthing, West Sussex BN99 6DA United Kingdom Website: www.lloydstsb-registrars.co.uk	JPMorgan Chase Bank, NA
PO Box 3408
South Hackensack, NJ 07606-3408
United States
Tel +1 800 634 8366 (toll free)
or +1 201 680 6630 (from outside the USA)
e-mail: jpmorganadr@mellon.com
Website: www.adr.com
General enquiries BT Group plc BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom Tel 020 7356 5000 Fax 020 7356 5520 From overseas: Tel +44 20 7356 5000 Fax +44 20 7356 5520

A full list of BT contacts and an electronic feedback facility is available at www.bt.com/talk

Additional information for shareholders	BT Group plc Annual Report and Form 20-F 2006 143

CROSS REFERENCE TO FORM 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
1	Identity of directors, senior management and advisors	Not applicable
2	Offer statistics and expected timetable	Not applicable
3	Key information
3A	Selected financial data	Selected financial data	22
		Additional information for shareholders
		Exchange rates	137
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review
		Group risk factors	20

4	Information on the company
4A	History and development of the company	Contents page Business review
		Introduction	7
		How BT operates	7
		Acquisitions and disposals
		Acquisitions and disposals prior to the 2006 financial year	13
		Acquisitions and disposals in the 2006 financial year	13
		Financial review
		Capital expenditure	38
		Acquisitions	38
4B	Business overview	Business review	6
		Financial review
		Line of business results	31
		Our commitment to society	19
		Operational statistics	131
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	133
4C	Organisational structure	Business review
		Introduction	7
		Subsidiary undertakings and associate	127
4D	Property, plants and equipment	Business review Resources
		Property	18
		Financial statistics	129

5	Operating and financial review and prospects
5A	Operating results	Financial review	26
		Consolidated financial statements
		Accounting policies	65
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	133
5B	Liquidity and capital resources	Financial review	26
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	133
		Consolidated financial statements
		Notes to the financial statements
		Loans and other borrowings	92
		Financial commitments and contingent liabilities	97
		Financial instruments and risk management	105
5C	Research and development, patents and licences	Business review
		Pursue profitable growth in new wave markets
		Build on our networked IT services capability	8
		Research and development and IT support	18
		Financial statistics	129
5D	Trend information	Financial review	26
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	133
5E	Off-balance sheet arrangements	Financial review
		Off-balance sheet arrangements	37

144 BT Group plc Annual Report and Form 20-F 2006	Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
5F	Tabular disclosure of contractual obligations	Financial review
		Capital resources	37
6	Directors, senior management and employees
6A	Directors and senior management	Board of directors and Operating Committee	40
6B	Compensation	Report on directors’ remuneration	50
		Consolidated financial statements
		Notes to the financial statements
		Retirement benefit plans	98
		Share based payment	101
6C	Board practices	Board of directors and Operating Committee	40
		Report of the directors
		The Board
		Directors	42
		Report on directors’ remuneration	50
6D	Employees	Financial review
		Group results	29
		Consolidated financial statements
		Notes to the financial statements
		Employees	101
		Operational statistics	131
6E	Share ownership	Report on directors’ remuneration	50
		Consolidated financial statements
		Notes to the financial statements
		Share based payment	101
7	Major shareholders and related party transactions
7A	Major shareholders	Report of the directors
		Substantial shareholdings	44
		Additional information for shareholders
		Analysis of shareholdings	135
7B	Related party transactions	Report of the directors
		The Board
		Interest of management in certain transactions	44
		Report on directors’ remuneration	50
		Consolidated financial statements
		Notes to the financial statements
		Related party transactions	97
7C	Interests of experts and counsel	Not applicable
8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below.
		Business review
		Legal proceedings	17
		Financial review
		Dividends	35
		Consolidated financial statements
		Notes to the financial statements
		Financial commitments and contingent liabilities	97
		Additional information for shareholders
		Dividends	135
		Dividend investment plan	136
		Memorandum and Articles of Association
		Articles
		Dividends	138
8B	Significant changes	Financial review
		Capital resources	37
9	The offer and listing
9A	Offer and listing details	Additional information for shareholders
		Share and ADS prices	134
9B	Plan of distribution	Not applicable
9C	Markets	Additional information for shareholders
		Listings	134
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

Cross reference to Form 20-F	BT Group plc Annual Report and Form 20-F 2006 145

Required Item in Form 20-F		Where information can be found in this Annual Report
Item		Section	Page
10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	137
10C	Material contracts	Additional information for shareholders
		Material contracts	140
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	142
10E	Taxation	Additional information for shareholders
		Taxation (US Holders)	140
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	142
10I	Subsidiary information	Not applicable

11	Quantitative and qualitative	Financial review
	disclosures about market risk	Treasury policy	36
		Financial risk management	37
		Consolidated financial statements
		Notes to the financial statements
		Accounting Policies
		Financial instruments	68
		Financial instruments and risk management	105

12	Description of securities other than equity securities	Not applicable

13	Defaults, dividend arrearages and delinquencies	Not applicable

14	Material modifications to the rights of security holders	Not applicable
	and use of proceeds

15	Controls and procedures	Report of the directors
		US Sarbanes-Oxley Act of 2002	46

16A	Audit committee financial expert	Report of the directors
		US Sarbanes-Oxley Act of 2002	46
16B	Code of ethics	Report of the directors
		US Sarbanes-Oxley Act of 2002	46
16C	Principal accountants fees and services	Consolidated financial statements
		Notes to the financial statements
		Audit services	104
		Report of the Audit Committee
		Report of the Audit Committee	48
16E	Purchases of equity securities by the issuer and	Additional information for shareholders
	affiliated purchasers	Share buy back	137

17	Financial statements	Not applicable

18	Financial statements	Report of the independent auditors	63
		Consolidated financial statements	64
		Notes to the consolidated financial statements
		United States Generally Accepted Accounting Principles	114
		Quarterly analysis of revenue and profit	128

146 BT Group plc Annual Report and Form 20-F 2006	Cross reference to Form 20-F

INDEX

Accounting policies 65-72
Acquisitions 84-87
Acquisitions and disposals 13
Additional information for shareholders 132-143
Articles of Association 138-140
Associates and joint ventures 35, 91
Audit Committee, Report of the 48
Audit services 104-105
Balance sheet 24, 25, 38, 76
Board of directors and Operating Committee 40-41
BT Global Services 7, 33, 77-78
BT Retail 7, 31-32, 77-78
BT Wholesale 7, 32-33, 77-78
Business review 6-21
Capital expenditure 24, 31- 33, 38, 97
Capital gains tax 134
Capital resources 37
Cash and cash equivalents 24, 69, 75, 76, 83
Cash flow statement, Group 24, 75
Cautionary statement regarding forward-looking statements 133
Chairman’s message 3
Chief Executive’s statement 4-5
Competition and the UK economy 15
Consolidated Financial Statements 64-121
Create long-term partnerships with our customers 12
Critical accounting policies 39
Cross reference to form 20-F 144-146
Deferred taxation 94-95
Derivative financial instruments 68, 93, 111, 115
Directors’ remuneration, report on 50-61
Directors’ responsibility, statement of 62
Directors, Report of the 42-47
Dividend investment plan 136
Dividend mandate 135
Dividends 2, 22, 23, 35, 68, 73, 75, 82, 84, 95, 96, 111, 113, 124, 126, 135, 138
Documents on display 142
Earnings per share 2, 22, 23, 28, 30, 35, 39, 73, 82-83, 116, 120, 128, 129
Electronic communication 143
Employees plans 103
Environment 19, 39
Exchange rates 137
Foreign exchange 66, 69, 106
Financial commitments and contingent liabilities 97
Financial data, selected 22-25
Financial headlines 2
Financial instruments and risk management 105
Financial review 26-39
Financial review, introduction 27
Financial risk management 37
Financial statements for BT Group plc 123-126
Financial statistics 129-130
Financing 36
Free cash flow 3, 36, 84
Geographical information 38
Global Invest Direct 136
Glossary of terms and US equivalents 122
Group income statement, summarised 28
Group results 29-30
Group risk factors 20-21
IFRS and United States generally accepted accounting principles, differences between 114-117
Income statement, group 22-23, 28, 73
Independent auditors, Report of the 63
Individual savings accounts (ISAs) 136
Intangible assets 24, 66, 76, 78, 80, 88, 113
International Financial Reporting Standards, Adoption of 28, 111-114
Investments 34, 35, 90, 125
Legal proceedings 17
Line of business results 31
Listings 134
Loans and other borrowings 24, 37, 69, 76, 83, 92-93
Material contracts 140
Maximise the return from our traditional business 11-12
Memorandum 137
Minority interests 23, 24, 25, 28, 73, 74, 95
Net debt 2, 24, 36, 37, 83-84, 105

Nominating Committee, Report of the 49
Off-balance sheet arrangements 37
Operating and financial review 6-21
Operating and financial review, Introduction 7
Operating costs 22, 30, 34, 73, 80
Operating profit 22, 23, 25, 30-31, 73, 78
Operational statistics 131
Other operating income 22-23, 34, 73, 79, 128
Other reserves and retained earnings 96
Our commitment to society 19-20
Our customers 7-8
Our strategy 8
Outlook 8
Pensions 3, 18, 21, 38, 53, 58, 98-101
Profit before taxation 2, 28, 35, 73, 75, 82, 128
Property, plant and equipment 24, 33, 36, 38, 67, 70, 75, 76, 78, 80, 89, 116, 117
Provisions 68, 76, 94
Publications 142
Pursue profitable growth in new wave markets 8-12
Quarterly analysis of revenue and profit 128
Reconciliation of movements in equity 95
Regulation, competition and prices 13-17
Regulatory financial information 38
Related party transactions 97
Relationship with HM Government 16
Resources 17-19
Results announcements 136
Retirement benefit plans 98-101
Return on capital employed 38, 129, 130
Segmental analysis 77-79
Selected financial data, introduction 22
Share and ADS prices 134
Share buy back 137
Share capital 24, 44, 68, 96, 124
Share-based payment 101
ShareGift 137
Shareholder communication 143
Shareholdings, analysis of 135
Specific items 28, 34, 73, 80, 83
Statement of recognised income and expenses, Group 74
Subsidiary Undertakings, joint ventures and associates 127
Taxation 22, 24, 28, 35, 68, 73, 78, 81-82, 94, 124
Taxation (US Holders) 140-142
Total shareholder return 56, 103, 136
Trade and other payables 75, 76, 93
Trade and other receivables 75, 76, 91
Transform our networks, systems and services for the twenty-first century 12
Transition to IFRS, Explanation of 111-114
Treasury Policy 36
Unclaimed Assets Register 137
US GAAP 25, 39, 114-120
US GAAP developments 39, 65, 120-121

Index	BT Group plc Annual Report and Form 20-F 2006 147

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Designed by Pauffley Ltd, London
Typeset by St Ives Financial
Printed in England by Pindar plc
Printed on elemental chlorine-free paper sourced from
sustainably managed forests

www.bt.com

PHME 49891